As filed with the Securities and Exchange Commission on March 14, 2018

Registration No. 333-223300

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Spotify Technology S.A.

(Exact name of Registrant as specified in its charter)

Grand Duchy of Luxembourg	7370	98-1097620
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

42-44, avenue de la Gare

L-1610 Luxembourg

Grand Duchy of Luxembourg

(Address, including zip code, of registrant’s principal executive offices)

Horacio Gutierrez

General Counsel

45 West 18th Street, 7th Floor

New York, New York 10011

(Name and address, including zip code, of agent for service)

Copies to:

Marc D. Jaffe

Gregory P. Rodgers

Benjamin J. Cohen

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

(212) 906-1200

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT IS DECLARED EFFECTIVE.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated                     , 2018

SPOTIFY TECHNOLOGY S. A.

             ORDINARY SHARES

This prospectus relates to the registration of the resale of up to              of our ordinary shares by the registered shareholders identified in this prospectus (“Registered Shareholders”). Unlike an initial public offering, the resale by the Registered Shareholders is not being underwritten by any investment bank. The Registered Shareholders may, or may not, elect to sell their ordinary shares covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the New York Stock Exchange (the “NYSE”) at prevailing market prices. See “Plan of Distribution.” If the Registered Shareholders choose to sell their ordinary shares, we will not receive any proceeds from the sale of ordinary shares by the Registered Shareholders.

Each outstanding ordinary share entitles the holder thereof to one vote. In addition, we have issued ten beneficiary certificates per ordinary share held of record (excluding warrants, options, and RSUs, as applicable) to entities beneficially owned by our founders, Daniel Ek and Martin Lorentzon, for a total of 378,001,200 beneficiary certificates outstanding as of March 9, 2018. Each beneficiary certificate entitles its holder to one vote. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. The beneficiary certificates carry no economic rights. The beneficiary certificates were issued to provide our founders with control of the Company through additional voting power. The beneficiary certificates are non-transferable and shall automatically be canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked, with exceptions permitted on a case-by-case basis as determined by the board of directors in its absolute discretion pursuant to our articles of association. See “Description of Share Capital and Articles of Association.”

No public market for our ordinary shares currently exists. However, our ordinary shares have a history of trading in private transactions. Based on information available to us, the low and high sales price per ordinary share for such private transactions during the year ended December 31, 2017 was $37.50 and $125.00, respectively, and during the period from January 1, 2018 through March 9, 2018 was $48.93 and $132.50, respectively, in each case excluding the Tencent Transactions (as defined herein). For more information, see “Sale Price History of Ordinary Shares.” Our recent trading prices in private transactions may have little or no relation to the opening public price of our ordinary shares on the NYSE or the subsequent trading price of our ordinary shares on the NYSE. Further, the listing of our ordinary shares on the NYSE without underwriters is a novel method for commencing public trading in our ordinary shares, and consequently, the trading volume and price of our ordinary shares may be more volatile than if our ordinary shares were initially listed in connection with an underwritten initial public offering.

Based on information provided by the NYSE, the opening public price of our ordinary shares on the NYSE will be determined by buy and sell orders collected by the NYSE from broker-dealers. Based on such orders, the designated market maker will determine an opening price for our ordinary shares in consultation with a financial advisor pursuant to applicable NYSE rules. For more information, see “Plan of Distribution.”

We have applied to list our shares on the NYSE under the symbol “SPOT.”

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 14.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                    , 2018

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. Neither we nor the Registered Shareholders have authorized anyone to provide you with different information, and neither we nor the Registered Shareholders take responsibility for any other information others may give you. We are not, and the Registered Shareholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is only accurate as of the date of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

For investors outside the United States: We have not and the Registered Shareholders have not done anything that would permit the use of or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside the United States.

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ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement on Form F-1 (the “Registration Statement”) that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration or continuous offering process. Under this shelf process, the Registered Shareholders may from time to time sell the ordinary shares covered by this prospectus in the manner described in “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in this prospectus, including the “Plan of Distribution.” You should read this prospectus before deciding to invest in our ordinary shares. You may obtain this information without charge by following the instructions under “Where You Can Find More Information” appearing elsewhere in this prospectus.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to:

•	our ability to attract prospective Users (as defined herein) and to retain existing Users;

•	our dependence upon third-party licenses for sound recordings and musical compositions;

•	our ability to comply with the many complex license agreements to which we are a party;

•	our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis;

•	our lack of control over the providers of our content and their effect on our access to music and other content;

•	our ability to accurately estimate the amounts payable under our license agreements;

•	the limitations on our operating flexibility due to the minimum guarantees required under certain of our license agreements;

•	our ability to obtain accurate and comprehensive information about music compositions in order to obtain necessary licenses or perform obligations under our existing license agreements;

•	potential breaches of our security systems;

•	assertions by third parties of infringement or other violations by us of their intellectual property rights;

•	risk associated with our substantial indebtedness;

•	risks related to our status as a foreign private issuer;

•	dilution resulting from additional share issuances; and

•	the concentration of voting power among our founders who have and will continue to have substantial control over our business.

Other sections of this prospectus describe additional risk factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We qualify all of our forward-looking statements by these cautionary statements. See “Risk Factors.”

You should read this prospectus and the documents that we have filed as exhibits to this prospectus completely and with the understanding that our actual future results may be materially different and worse from what we expect.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Currency

All references in this prospectus to (i) “Euro,” “EUR,” or “€” are to the currency of the member states participating in the European Monetary Union, and (ii) “U.S. dollar,” “USD,” or “$” are to the currency of the United States. Our reporting currency is the Euro.

For the convenience of the reader, this prospectus contains translations of certain Euro amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Euros is based on the exchange rates, as defined in “Currencies and Exchange Rates.”

Presentation of Financial Information

In accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), we prepare our consolidated financial statements on a historical cost basis, except for our securities, a long term investment, Convertible Notes (as defined herein), and derivative financial instruments, which have been measured at fair value.

The financial information included in this prospectus for the years ended December 31, 2013 and 2014 have been presented without the retrospective application of IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) and may not be comparable to the years ended December 31, 2015, 2016, and 2017.

Non-IFRS Financial Measures

In this prospectus, we present certain financial measures that are not recognized by IFRS and that may not be permitted to appear on the face of IFRS-compliant financial statements or notes thereto.

The non-IFRS financial measures used in this prospectus are EBITDA and Free Cash Flow. For a discussion of EBITDA and Free Cash Flow and a reconciliation of each to their most closely comparable IFRS measures, see “Summary Consolidated Financial and Other Data” and “Selected Historical Financial Information and Other Data.”

Presentation of Ordinary Shares

As of March 9, 2018, we had 183,567,880 ordinary shares outstanding. Except as otherwise indicated, the number of ordinary shares outstanding excludes (i) 15,291,410 ordinary shares issuable upon exercise of stock options outstanding as of March 9, 2018 at a weighted-average exercise price of $59.76 per ordinary share, (ii) 191,985 ordinary shares issuable upon the settlement of restricted stock units (“RSUs”) outstanding as of March 9, 2018, and (iii) 6,720,000 ordinary shares issuable upon the exercise of warrants outstanding as of March 9, 2018, at a weighted average exercise price of $59.92 per ordinary share.

Further, all information in this prospectus reflects on a retroactive basis a 40-to-one share split of our ordinary shares, beneficiary certificates, and any other outstanding securities, which we effectuated on March 14, 2018 (the “Share Split”). The purpose of the Share Split was to reduce the per share price of our ordinary shares to a more customary level for a newly listed company on the NYSE.

Rounding

Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

MARKET AND INDUSTRY DATA

Information included in this prospectus relating to our industry, industry size, share of industry sales, industry position, industry capacities, industry demand, growth rates, penetration rates, and other industry data consists of estimates based on reports compiled by professional third-party organizations and analysts, data from external sources, our knowledge of our sales and the industry in which we operate, and our own calculations based on such information. While we have compiled, extracted, and reproduced industry data from external sources, including third-party, industry, or general publications, we have not independently verified the data. Similarly, while we believe our management estimates to be reasonable, they have not been verified by any independent sources. Forecasts and other forward-looking information with respect to industry and ranking are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See “Note Regarding Forward-Looking Statements.”

Among others, we refer to estimates compiled by the following industry sources:

•	Nielsen Corporation (“Nielsen”), a global marketing research firm that measures media audiences;

•	The Recording Industry Association of America (“RIAA”), an organization that conducts consumer, industry, and technical research;

•	Equation Research, an independent panel brokerage that conducts brand tracking;

•	Magna Global, a resource that publishes market insights and forecasts;

•	Ovum, a global business intelligence firm that produces research for digital service providers;

•	comScore, Inc. (“comScore”), an agency that measures audiences, advertising, and consumer behavior;

•	BIA/Kelsey, an advisory firm focused on local advertising and marketing;

•	International Telecom Union, a specialized agency for information and communication technologies; and

•	MIDiA Research (“MIDiA”), a research service that provides comprehensive market insights and analysis.

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SUMMARY

This prospectus summary highlights certain information appearing elsewhere in this prospectus. As this is a summary, you should read the entire prospectus carefully, including the information under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto included in this prospectus. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, references to “Company,” “we,” “us,” “our,” and “Spotify” refer to Spotify Technology S.A. and its direct and indirect subsidiaries on a consolidated basis.

Overview

Our mission is to unlock the potential of human creativity by giving a million creative artists the opportunity to live off their art and billions of fans the opportunity to enjoy and be inspired by these creators.

When we launched our Service in 2008, music industry revenues had been in decline, with total global recorded music industry revenues falling from $23.8 billion in 1999 to $16.9 billion in 2008. Growth in piracy and digital distribution were disrupting the industry. People were listening to plenty of music, but the market needed a better way for artists to monetize their music and consumers needed a legal and simpler way to listen. We set out to reimagine the music industry and to provide a better way for both artists and consumers to benefit from the digital transformation of the music industry. Spotify was founded on the belief that music is universal and that streaming is a more robust and seamless access model that benefits both artists and music fans.

We are the largest global music streaming subscription service. Our premium service (“Premium Service”) provides Premium Subscribers with unlimited online and offline high-quality streaming access to our catalog. The Premium Service offers a commercial-free music experience. Our ad-supported service (“Ad-Supported Service,” and together with our Premium Service, our “Service”) has no subscription fees and provides Ad-Supported Users with limited on-demand online access to our catalog. With a presence in 65 countries and territories and growing as of March 14, 2018, our platform includes 159 million MAUs and 71 million Premium Subscribers as of December 31, 2017, which we believe is nearly double the scale of our closest competitor, Apple Music. We define Premium Subscribers as the total count of users for accounts that have completed registration with Spotify and have activated a payment method for Premium Service. Monthly active users (“MAUs”) refers to the total count of Users of our Ad-Supported Service (“Ad-Supported Users,” and together with Premium Subscribers, “Users”) and Premium Subscribers that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated.

Our Users are highly engaged. We currently monetize our Service through both subscriptions and advertising. Our Premium Subscribers have grown 46% year-over-year as of December 31, 2017 to 71 million. Our 159 million MAUs have grown 29% year-over-year as of December 31, 2017. The Premium Service and Ad-Supported Service live independently, but thrive together. Our Ad-Supported Service serves as a funnel, driving more than 60% of our total gross added Premium Subscribers since we began tracking this data in February 2014. With a 51% increase in revenue from our Ad-Supported Service from 2015 to 2016 and a 41% increase in revenue from our Ad-Supported Service from 2016 to 2017, we believe our Ad-Supported Service is a strong and viable stand-alone product with considerable long-term opportunity for growth in Ad-Supported Users and revenue. However, we face intense competition in growing both our Ad-Supported Users and Premium Subscribers, as well as in keeping our Users highly engaged. If User engagement declines or if we fail to continue to grow our Ad-Supported User base or Premium Subscriber base, our revenue growth will be negatively impacted. See “Risk Factors—Risks Related to Our Business—If our efforts to attract prospective Users and to retain existing Users are not successful, our growth prospects and revenue will be adversely affected.”

For the years ended December 31, 2015, 2016, and 2017, we generated €1,940 million, €2,952 million, and €4,090 million in revenue, respectively, representing a compound annual growth rate (“CAGR”) of 45%. For the years ended December 31, 2015, 2016, and 2017, we incurred net losses of €230 million, €539 million, and €1,235 million, respectively. For the years ended December 31, 2015, 2016, and 2017, our EBITDA was €(205) million, €(311) million, and €(324) million, respectively. For the years ended December 31, 2015, 2016, and 2017, our net cash flow (used in)/from operating activities was €(38) million, €101 million, and €179 million, respectively. For the years ended December 31, 2015, 2016, and 2017, our Free Cash Flow was €(92) million, €73 million, and €109 million, respectively. EBITDA and Free Cash Flow are non-IFRS financial measures. For a discussion of EBITDA and Free Cash Flow and a reconciliation of each to their most closely comparable IFRS measures, see “Summary Consolidated Financial and Other Data.”

Music Industry Returns to Growth Led by Streaming

Global recorded music industry revenues declined by 40% from $23.8 billion in 1999 to $14.3 billion in 2014 following the launch of the first internet-based music download service. As Spotify’s access model gained traction, however, that trend reversed itself in 2015 when global recorded music revenues grew more than 3% from the prior year. Growth accelerated in 2016, when global recorded music revenues reached $15.7 billion, an increase of 6% from 2015. This was the highest annual growth rate in 20 years, according to management estimates and industry reports.

•	Return to Growth was Primarily Driven by Streaming. Streaming is the engine which has primarily restored the global recorded music industry to growth. Streaming revenues increased by 60% in 2016, reaching $4.6 billion, while physical sales and digital download revenues continued to decline at 8% and 21% respectively, according to management estimates and industry reports.

•	Streaming is Growing Globally. According to management estimates and industry reports, the return to growth in the recorded music industry was seen in every region measured, namely North America, Europe, Asia, and Latin America. By transforming user behavior, streaming has become the dominant global format in the music industry, fueling growth in key music markets worldwide.

•	The Streaming Market is Still in its Infancy. While streaming has changed the way many people access music, we believe there is an untapped global audience with significant growth potential. We believe the universality of music gives us the opportunity to reach many of the over 3.6 billion internet users globally, according to the International Telecom Union ICT Facts and Figures 2017 Report.

•	Increasing Penetration of Established Markets. There is opportunity for growth, even in more established markets. According to Nielsen, the average American listens to more than 32 hours of music each week, and we believe there is significant room to capture additional share of these content hours. Research from MIDiA indicates that listeners who pay for streaming subscription services tend to consume more content hours on average than ad-supported users.

•	Growth in Smartphone Penetration. In the 65 countries and territories where we are present, there were an estimated 1.3 billion payment-enabled smartphone users in 2017. According to research from Ovum, the number of payment-enabled smartphone users in the countries where we are present is forecast to grow by 29% to approximately 1.7 billion by 2021. As a mobile-first platform, we believe we are well-positioned to benefit from the growth in global smartphone users.

•	Opportunity in the Ad-Supported Music Market. With our Ad-Supported Service, we believe there is a large opportunity to grow Users and gain market share from traditional terrestrial radio. In the United States alone, traditional terrestrial radio is a $14 billion market, according to BIA/Kelsey. The total global radio advertising market is approximately $28 billion in revenue, according to Magna Global. With a more robust offering, more on-demand capabilities, and access to personalized playlists, we believe Spotify offers Users a significantly better alternative to linear broadcasting.

Spotify is the Largest Global Music Streaming Subscription Service

Spotify has transformed the way people access and enjoy music.

Today, millions of people around the world have access to over 35 million tracks through Spotify, whenever and wherever they want. We are transforming the music industry by allowing Users to move from a “transaction-based” experience of buying and owning music to an “access-based” model which allows Users to stream music on demand. In contrast, traditional radio relies on a linear distribution model in which stations and channels are programmed to deliver a limited song selection with little freedom of choice.

We are the largest global music streaming subscription service with 159 million MAUs and 71 million Premium Subscribers as of December 31, 2017. Based on management estimates and industry reports, Spotify’s global streaming market share was approximately 42% in 2016 as determined by revenue, and we had market share of approximately 41%, 42%, and 59% in the U.S., Brazil, and United Kingdom, our three largest markets by MAUs, respectively. In addition, we accounted for greater than 95% of the streaming market in our home country of Sweden. We made up almost half of global revenues from paid streaming to record labels in 2016, according to MIDiA. Through December 31, 2017, we have paid more than €8 billion in royalties to artists, music labels, and publishers since our launch.

Spotify is more than a music streaming service. We are in the discovery business. Every day, fans from around the world trust our brand to guide them to music and entertainment that they would never have discovered on their own. If discovery drives delight, and delight drives engagement, and engagement drives discovery, we believe Spotify wins and so do our Users. Our brand reflects culture—and occasionally creates it—by turning vast and intriguing listening data into compelling stories that remind people of the role music plays in their lives and encourages new fans to join Spotify each week.

How is Spotify Different?

•	Scale Provides Unique Data which Enables a Differentiated and Personalized Experience. Many music services have large catalogs, but we believe Spotify is differentiated from other services because we provide Users with a more personalized experience, driven by powerful music search and discovery engines. We have a large and growing base of Users that are highly engaged on Spotify, which enables us to continuously learn about their listening behaviors throughout the day. We use this information to create a more personalized and engaging experience for each incremental visit to our platform. We believe this personalized experience is a key competitive advantage as Users are more likely to engage with a platform that reflects their real-time moods and activities and captures a unique understanding of moments in their lives.

•	Superior User Experience Drives Industry Leading User Engagement. We believe our superior User experience is what has enabled Spotify to become the largest global music streaming subscription service. Investing in the User experience has and will continue to generate significant benefits for our platform. As our personalization becomes more refined and music discovery becomes more seamless, we believe we will increase our current Users’ engagement and will attract new Users to our platform. On average, 25 Content Hours Per MAU were streamed in each month of the fourth quarter of 2017. Content Hours Per MAU is a monthly measure defined as the aggregate number of hours Users spent consuming audio and video content on Spotify in the quarter indicated divided by the average of the MAUs for each month in such quarter, which is then divided by three months.

Our 159 million MAUs have grown 29% year-over-year as of December 31, 2017. Our Premium Subscribers have grown 46% year-over-year as of December 31, 2017 to 71 million. A portion of this growth is due to the popularity of our Family Plan, which allows up to six Premium Subscribers in a household for one fixed monthly rate. Our Premium Subscribers include both the master Family Plan account as well as any sub-accounts associated with each household.

•	Spotify Playlists are the Driving Force Behind Music Discovery and Demand Creation on our Service. As our Service has grown, our challenge has been to connect millions of Users—all with distinct listening preferences—with a large catalog of over 35 million tracks as of December 31, 2017.

Spotify has become an essential partner to both aspiring and established artists by enabling their music to be discovered. Our playlists have become a key discovery tool for Users to find new artists and new music from their favorite artists. Given the success of our playlists in driving music discovery, they have become one of the primary tools that labels, artists, and managers use in order to boost artists and measure success. Many of our Users also rely on Spotify to help soundtrack their day, through editorially-curated playlists like RapCaviar or personalized machine-generated playlists like Discover Weekly, Daily Mix, or Release Radar. We now program approximately 31% of all listening on Spotify across these and other playlists, compared to less than 20% two years ago.

Spotify—Building a Two-Sided Marketplace

We are building a two-sided music marketplace for Users and artists, which is powered by data, analytics, and software. Spotify provides fans with a way to discover and enjoy music, and artists with an additional avenue to showcase and be compensated for their creative works. For artists, Spotify provides a platform from which they can reach and interact with their fans, as well as analytics which provide a better and more thorough understanding of their fan base.

Benefits for Users

We are focused on enabling the discovery and curation of music for our Users through our range of products and services:

•	Playlists and Personalization. Users benefit from our ability to help them navigate our more than 35 million tracks as of December 31, 2017. We do this by providing Users with editorially curated and machine-generated playlists. From the moment Users open the Spotify application, we serve them a personalized homepage with content that reflects our understanding of their music tastes, listening habits, musical moods, and daily activities. The homepage is a gateway to a universe of content, and we aim to make that universe accessible, dynamic, and engaging. We believe Users are more likely to engage with a platform that reflects their real-time moods and activities and captures a unique understanding of moments in their lives.

•	Ad-Supported and Premium Listening. We provide a wide range of listening options that meet the varying needs of our rapidly growing User base and also address our Users’ real-time moods and activities and capture a unique understanding of the moments in their lives. Our listening options include our Ad-Supported Service, Family Plan, Student Plan, and individual Premium subscriptions. We created our student plan (the “Student Plan”) to target the student population, because these Users tend to have high retention and tend to migrate to our Premium Service over time. Additionally, we created our family plan (the “Family Plan”) to offer a better subscription experience for households so that every household member can have a unique individual account rather than share one account for music listening. Our Ad-Supported Service serves as both a Premium Subscriber acquisition channel and also a robust option for Users who are unable or unwilling to pay a monthly subscription fee but still want to enjoy access to a wide variety of high-quality music and other content.

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Cross-Platform Flexibility. We strive to reach Users wherever they are in the world, which means that Spotify is built to be functional across multiple platforms—from smartphones to laptops to video game consoles to cars. The flexibility of our platform and the ability to access it via a single user ID across mobile, tablet, and other connected devices creates a seamless and integrated experience that is designed to fit a variety of lifestyles. As an independent service, we are uniquely positioned to work with the broadest set of partners in the ecosystem.

Benefits for Creators

Spotify provides a large stage for more than 3 million creators and artists to connect with existing fans and to be discovered by new fans. In addition to providing artists with access to 159 million MAUs, we also provide artists with a full stack of tools and services, enabling them to grow their businesses on a single platform.

•	Monetization. Through December 31, 2017, we have paid more than €8 billion in royalties to artists, music labels, and publishers since our launch. In 2017, our expenses for rights holders grew by 27% year-over-year. We believe that our number of Premium Subscribers is nearly double the size of our nearest competitor, Apple Music.

•	Discovery. We not only help artists connect with existing fans, but we also support artists in connecting with the Users who are most likely to become fans of their music. From our curation algorithms and data assets that surface new music to Users in playlists, to physical billboards, branded events, and personalized campaigns, we offer artists the tools to connect with fans, new and old.

•	Distribution. An artist who makes their music available on Spotify gains access to the largest global music streaming subscription service based on our 159 million MAUs as of December 31, 2017. We offer our Service in 65 countries and territories around the world. We enable artists to distribute entire albums and individual songs to this audience. We also place artists’ content on playlists, further amplifying their reach.

•	Promotion. We empower artists and their managers to personalize and create unique artist profiles by providing them with tools to develop their artist image, including featuring songs on their artist profiles and creating artist playlists. On top of these standard services, we also offer artists specific promotional tools, designed to target specific Users and broad audiences in order to drive engagement.

•	Analytics. We provide numerous analytics for artists through our Spotify for Artists service. Analytics that artists can access include the demographics of their listening audience, Users’ anonymized geographical locations, similar artists that their fans listen to, the number of real-time Users, song performance data, playlist data, and playlist notifications.

•	Tools for Creation. Our Creator Technology Research Lab focuses on making tools to help artists in their creative process—with a goal of helping artists at all career stages to realize their creative visions.

Our Business Model

We offer both Premium and Ad-Supported Services. Our Premium and Ad-Supported Services live independently, but thrive together. We believe this business model has allowed us to achieve scale with attractive unit economics and is a critical part of our success.

We continue to invest heavily in developing our two-sided marketplace with new and better product features and functionality for Users and creators and believe our investments are leading to higher User engagement and enjoyment. We provide personalization that drives a unique and tailored experience to each User and the tools for artists to reach the widest fan base.

Our Ad-Supported Users and Premium Subscribers are spending more time with the Service each year. From a content perspective, on average 25 Content Hours Per MAU were streamed in each month of the fourth quarter in

2017, up 13% from the fourth quarter in 2016 and up 26% from the fourth quarter in 2015. Historically, our Premium Subscribers have streamed more than three times the amount of content per month than Ad-Supported Users.

With engagement increasing, Premium Churn has continued to trend lower. In the fourth quarter of 2017, Premium Churn was 5.1%, down from 6.0% in the fourth quarter of 2016 and down from 7.5% in the fourth quarter of 2015. Premium Churn is a monthly measure defined as Premium Subscriber cancellations in the quarter indicated divided by the average number of daily Premium Subscribers in such quarter, which is then divided by three months. As our User base matures, and with the growth in higher retention products such as our Family Plan and Student Plan, we believe Premium Churn will continue to trend lower over time.

We are currently in 65 countries and territories and are growing in each of our four geographic regions. Europe is our largest region with 58 million MAUs, accounting for 37% of our total User base as of December 31, 2017, an increase of 26% from the prior year. In our North America region, MAUs increased by 23% from December 31, 2016 to December 31, 2017 and now account for 32% of our MAUs. Our two fastest growing regions are Latin America, with 21% of our MAUs, an increase of 37% from December 31, 2016 to December 31, 2017, and the rest of the world, with 10% of our MAUs, an increase of 51% from December 31, 2016 to December 31, 2017.

Our Growth Strategies

We believe we are still in the early stages of realizing our goal to connect artists and audiences around the world. Our growth strategies are focused on continuously improving our technology and attracting more Users in current and new markets in order to collect more behavioral data, which we use to offer our Users, advertisers, and artists an even better experience. The key elements of our growth strategy are:

•	Continually Enhance our Platform in Order to Retain and Grow Our User Base. We will continue to (i) invest heavily in research and development, (ii) make strategic acquisitions in order to enhance our product capabilities, and (iii) make our offerings more attractive to existing and prospective Users. We will continue to invest in our artificial intelligence and machine learning capabilities to deepen the personalized experience that we offer to all of our Users.

•	Further Penetrate our Existing Markets. In aggregate, only 12% of the payment-enabled smartphone users in the 65 countries and territories in which we have active Users use our platform, based on estimates from Ovum, as of December 31, 2017. This statistic is calculated as the number of our Users within a country divided by the total number of smartphone owners in that country. By pursuing initiatives that drive the continued growth of our User base within our existing markets, we hope to take advantage of this current low penetration rate. These initiatives include enhancing our Ad-Supported offering, continuing to improve our playlists, enhancing the personalization of our music delivery, bringing even more artists to our platform, and expanding our content offerings.

•	Enter New Geographies. In the last two years, we launched Spotify in Japan, Indonesia, Israel, Romania, South Africa, Thailand, and Vietnam, and we expect to continue to expand geographically in order to provide Users around the world with full access to the Spotify music catalog. Before launching in a new market, we typically optimize the local Spotify experience for local music preferences. We seek to obtain the rights to popular local content and have local curators where it makes sense.

•	Continue to Invest in our Advertising Business. We will continue to invest in our advertising products in order to create more value for advertisers and our Ad-Supported Users by enhancing our ability to make advertising content more relevant for our Ad-Supported Users. Offering advertisers additional ways to purchase advertising on a programmatic basis is one example of how we continue to expand our portfolio of advertising products. We also are focused on developing analytics and measurement tools to evaluate, demonstrate, and improve the effectiveness of advertising campaigns on our platform.

•	Expand our Non-music Content and User Experience. We are an audio first platform and have begun expanding into non-music content like podcasts. We hope to expand this offering over time to include other non-music content, such as spoken word and short form interstitial video.

•	Expand our ‘Spotify for Artists’ Initiatives. We will continue to make investments in the artistic community, by providing artists with even more ways to connect with their fans. By investing in tools that will help further the creation of music, we hope to find more ways to help artists reach Users to grow their audiences.

Risks Associated with our Business and of Owning Our Ordinary Shares

Our business and owning our ordinary shares are subject to numerous risks and uncertainties, including those highlighted in “Risk Factors.” These risks include, but are not limited to, the following:

•	your ability to sell your ordinary shares at or above the price you bought them for due to (i) our listing not having the same safeguards as an underwritten initial public offering, which may result in the public price of our ordinary shares being volatile and declining significantly upon listing, or (ii) the failure of an active, liquid, and orderly market for our ordinary shares to develop or be sustained;

•	our ability to attract prospective Users and to retain existing Users;

•	our dependence upon third-party licenses for sound recordings and musical compositions;

•	our ability to comply with the many complex license agreements to which we are a party;

•	our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis;

•	our lack of control over the providers of our content and their effect on our access to music and other content;

•	our ability to accurately estimate the amounts payable under our license agreements;

•	the limitations on our operating flexibility due to the minimum guarantees required under certain of our license agreements;

•	our ability to obtain accurate and comprehensive information about music compositions in order to obtain necessary licenses or perform obligations under our existing license agreements;

•	potential breaches of our security systems;

•	assertions by third parties of infringement or other violations by us of their intellectual property rights;

•	the substantial control our founders have and will continue to have over our business due to the concentration of voting power among them; and

•	risks related to our status as a foreign private issuer.

Corporate Information

We were organized under the laws of Luxembourg as a société anonyme and incorporated on December 27, 2006 with our registered office at 42-44, avenue de la Gare, L-1610 Luxembourg and registered with the Luxembourg Trade and Companies’ Register under number B. 123.052. Our principal operational office is located at Regeringsgatan 19, 111 53 Stockholm, Sweden. Our website is www.spotify.com. We do not have a phone number. The information contained on our website is not incorporated by reference in this prospectus and you should not consider information contained on our website to be a part of this prospectus.

Recent Developments

Tencent Transactions

In December 2017, Spotify and Tencent Holdings Limited (“Tencent”) completed two separate equity investments. In the first transaction, (i) Tencent Music Entertainment Group (“TME”) issued shares of TME to Spotify, and (ii) Spotify issued ordinary shares of Spotify to an affiliate of TME. In the second transaction, an affiliate of Tencent purchased ordinary shares of Spotify through a secondary purchase. For accounting purposes, these transactions were treated as share exchanges. Following these transactions, Spotify holds a minority stake in TME, and both Tencent and TME indirectly hold minority stakes in Spotify. In connection with the transactions, affiliates of TME and Tencent agreed not to transfer ordinary shares of Spotify for a period of three years from December 15, 2017, subject to limited exceptions, including transfers with Spotify’s prior consent; transfers to certain permitted transferees; transfers pursuant to a tender offer or exchange offer recommended by Spotify’s board of directors for a majority of Spotify’s issued and outstanding securities; transfers pursuant to mergers, consolidations, or other business combination transactions approved by Spotify’s board of directors; transfers to Spotify or any of its subsidiaries; or transfers that are necessary to avoid regulation as an “investment company” under the U.S. Investment Company Act of 1940, as amended. The transactions described herein are collectively referred to as the “Tencent Transactions.”

Tencent, which owns a majority stake in TME, is an operator of social networks in China. TME is an early mover in authorized digital music in China, and provides digital music services to users including streaming, online live broadcasts, and karaoke services. Spotify believes the Tencent Transactions allow Spotify to invest in the long term potential of the music market in China and, in turn, TME to invest in the long term potential of the music market outside of China.

Exchange of Convertible Notes

In connection with the Tencent Transactions, in December 2017, certain accredited investors holding a portion of our $1,000 million in aggregate principal amount of convertible senior unsecured notes due 2021 (the “Convertible Notes”) exchanged $301 million of Convertible Notes, plus accrued interest, for 4,800,000 ordinary shares pursuant to an exchange agreement (the “Tencent Exchange”) and subsequently sold such shares to an affiliate of Tencent as described above.

In December 2017, we entered into an exchange agreement with accredited investors holding a portion of our Convertible Notes pursuant to which we exchanged an aggregate of $110 million of Convertible Notes, plus accrued interest, for an aggregate of 1,754,960 ordinary shares (the “December Exchange”).

In January 2018, we entered into an exchange agreement with accredited investors holding the remaining balance of our Convertible Notes pursuant to which the remaining $628 million of Convertible Notes, plus accrued interest, were exchanged for 9,431,960 ordinary shares (the “January Exchange”). Pursuant to this exchange agreement, subject to certain conditions, if we fail to list our ordinary shares on or prior to July 2, 2018, we have agreed to offer to each noteholder the option to unwind the transaction such that we will purchase back the ordinary shares that were issued to such noteholder pursuant to the exchange and we will issue such noteholder a new note that is materially identical to such noteholder’s note prior to the exchange.

At December 31, 2017, pro forma for the January Exchange, we have no outstanding indebtedness.

The following diagram illustrates our current simplified corporate structure for Spotify and its significant subsidiaries (as defined in Rule 1-02 of Regulation S-X of the U.S. Securities Act of 1933, as amended (the “Securities Act”)):

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following summary consolidated financial and other data should be read in conjunction with, and is qualified in its entirety by reference to, the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

The summary consolidated financial, pro forma, and other data presented for the years ended December 31, 2015, 2016, and 2017 and as of December 31, 2016, and 2017 has been derived from our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The key performance indicators included in this prospectus have not been derived from our consolidated financial statements. We prepared our consolidated financial statements for the year ended December 31, 2015, 2016, and 2017 in accordance with IFRS. Please read Note 2 to the consolidated financial statements included elsewhere in this prospectus.

The following data gives effect to the Share Split on a retroactive basis. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

	Year ended December 31,
	2015	2016	2017
	(in € millions, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	1,940	2,952	4,090
Cost of revenue	1,714	2,551	3,241

Gross profit	226	401	849

Research and development	136	207	396
Sales and marketing	219	368	567
General and administrative	106	175	264

	461	750	1,227

Operating loss	(235)	(349)	(378)
Finance income	36	152	118
Finance costs	(26)	(336)	(974)
Share in (losses)/earnings of associates and joint ventures	—	(2)	1

Finance income/(costs)—net	10	(186)	(855)

Loss before tax	(225)	(535)	(1,233)

Income tax expense	5	4	2

Net loss attributable to owners of the parent	(230)	(539)	(1,235)

Net loss per share attributable to owners of the parent(1)
Basic and diluted	€(1.62)	€(3.63)	€(8.14)

Weighted-average ordinary shares outstanding(1)
Basic and diluted	141,946,600	148,368,720	151,668,769

Pro Forma net loss per share attributable to owners of the parent(1)
Basic and diluted			€(4.28)

	Year ended December 31,
	2015	2016	2017
	(in € millions, except share and per share data)
Pro Forma weighted-average ordinary shares outstanding(1)
Basic and diluted			166,146,849

Consolidated Statement of Cash Flows Data:
Net cash flows (used in)/from operating activities	(38)	101	179
Net cash flows used in investing activities	(67)	(827)	(435)
Net cash flow from financing activities	476	916	34
Net increase/(decrease) in cash and cash equivalents	371	190	(222)

Selected Other Data (unaudited):
EBITDA(2)	(205)	(311)	(324)
Free Cash Flow(2)	(92)	73	109

	Year ended December 31,
	2015	2016	2017
Key Performance Indicators (unaudited)(3):
MAUs, in millions(4)	91	123	159
Premium Subscribers, in millions(5)	28	48	71
Ad-Supported MAUs, in millions(6)	64	77	92
Premium ARPU(7)	€6.84	€6.20	€5.32
Content Hours, in billions(8)	17.4	26.7	40.3
Premium Churn(9)	7.7%	6.6%	5.5%

	Three months ended December 31,
	2015	2016	2017
Premium ARPU(7)	€7.06	€6.00	€5.24
Content Hours, in billions(8)	5.1	7.7	11.4
Premium Churn(9)	7.5%	6.0%	5.1%

	As of December 31, 2016	As of December 31, 2017
	Actual	Actual	Pro Forma(10)
	(in € millions)
Balance Sheet Data:
Cash and cash equivalents	755	477	477
Short term investments	830	1,032	1,032
Working capital	689	38	38
Total assets	2,100	3,107	3,107
Total liabilities	2,340	2,869	1,925
Total (deficit)/equity attributable to owners of the parent	(240)	238	1,182

(1)	See Note 11 to our consolidated financial statements for an explanation of the calculations of our basic and diluted net loss and pro forma net loss per share attributable to owners of the parent as well as our basic and diluted weighted-average and pro forma weighted-average ordinary shares outstanding.
(2)

We define EBITDA as net loss attributable to owners of the parent before finance income/(costs)—net, income tax expense, and depreciation and amortization. We believe EBITDA is useful to our management and investors as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls, and other factors that affect operating performance, and it removes the effect of items not directly resulting from our core operations. We believe that EBITDA also is useful to investors because this metric is frequently used by securities analysts, investors, and other interested parties in their evaluation of the operating performance of companies in the technology industry and other industries similar to ours. Our management also uses EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections. EBITDA has limitations as an analytical tool. EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, EBITDA is not intended to be a measure of discretionary cash to invest in the growth of our business, as it does not reflect tax payments, debt service requirements, capital expenditures, and certain other cash costs that may recur in the future. Management compensates for these limitations by relying on our results reported under IFRS as issued by IASB in addition to using EBITDA supplementally.

We define “Free Cash Flow” as net cash flows (used in)/from operating activities less capital expenditures and change in restricted cash. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments and to service our debt. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows (used in)/from operating activities.

EBITDA and Free Cash Flow are non-IFRS measures and are not a substitute for IFRS measures in assessing our overall financial performance. Because EBITDA and Free Cash Flow are not measurements determined in accordance with IFRS, and are susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. You should not consider EBITDA and Free Cash Flow in isolation, or as a substitute for an analysis of our results as reported on our consolidated financial statements appearing elsewhere in this prospectus.

Set forth below is a reconciliation of EBITDA to net loss attributable to owners of the parent and a reconciliation of Free Cash Flow to net cash flows (used in)/from operating activities, in each case, for the periods presented:

EBITDA:

	Year ended December 31,
	2015	2016	2017
	(in € millions)
Net loss attributable to owners of the parent	(230)	(539)	(1,235)
Finance (income)/costs—net	(10)	186	855
Income tax expense	5	4	2
Depreciation and amortization	30	38	54

EBITDA	(205)	(311)	(324)

Free Cash Flow:

	Year ended December 31,
	2015	2016	2017
	(in € millions)
Net cash flows (used in)/from operating activities	(38)	101	179
Capital expenditures	(44)	(27)	(36)
Change in restricted cash	(10)	(1)	(34)

Free Cash Flow	(92)	73	109

(3)	See “Management’s Discussion and Analysis of Financial Condition and Operating Results—Key Performance Indicators,” “Risk Factors—Risks Related to Our Business—Our User metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business,” “—We are at risk of artificial manipulation of stream counts and failure to effectively manage and remediate such fraudulent streams could have an adverse impact on our business, operating results, and financial condition. Fraudulent streams and potentially associated fraudulent User accounts or artists may cause us to overstate key performance indicators, which once discovered, corrected, and disclosed, could undermine investor confidence in the integrity of our key performance indicators and could cause our stock price to drop significantly,” and “—We are at risk of attempts at unauthorized access to our Service, and failure to effectively prevent and remediate such attempts could have an adverse impact on our business, operating results, and financial condition. Unauthorized access to our Service may cause us to misstate key performance indicators, which once discovered, corrected, and disclosed, could undermine investor confidence in the integrity of our key performance indicators and could cause our stock price to drop significantly.”
(4)	Monthly active users (“MAUs”) refers to the total count of Ad-Supported Users and Premium Subscribers that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated. Reported MAUs may overstate the number of unique individuals who actively use our Service within a thirty-day period as one individual may register for, and use, multiple accounts. Additionally, fraud and unauthorized access to our Service may contribute, from time to time, to an overstatement of MAUs, if undetected.
(5)

We define Premium Subscribers as Users that have completed registration with Spotify and have activated a payment method for Premium Service. Our Premium Subscribers include all registered accounts in our Family Plan. Our Family Plan consists of one primary subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan subscription. Premium Subscribers includes subscribers who are within a grace period of up to 30 days after failing to pay their subscription fee.
(6)	Ad-Supported monthly active users (“Ad-Supported MAUs”) refers to the total count of Ad-Supported Users that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated. Reported Ad-Supported MAUs may overstate the number of unique individuals who actively use our Ad-Supported Service within a thirty-day period, as one individual may register for, and use, multiple accounts. Additionally, fraud and unauthorized access to our Service may contribute, from time to time, to an over statement of Ad-Supported MAUs, if undetected.
(7)	Average revenue per Premium User (“Premium ARPU”) is a monthly measure defined as Premium revenue recognized in the quarter indicated divided by average daily Premium Subscribers in such quarter, which is then divided by three months. Annual figures are calculated by averaging Premium ARPU for the four quarters in such fiscal year.
(8)	Content hours (“Content Hours”) refers to the aggregate number of hours Users spent consuming audio and video content on Spotify for the period indicated.
(9)	Premium churn (“Premium Churn”) is a monthly measure defined as Premium Subscriber cancellations in the quarter indicated divided by the average number of daily Premium Subscribers in such quarter, which is then divided by three months. Annual figures are calculated by averaging Premium Churn for the four quarters in such fiscal year.
(10)	The pro forma column in the consolidated balance sheet data table above reflects the exchange of all the outstanding Convertible Notes into ordinary shares assuming the exchange was consummated on December 31, 2017. See “Summary—Recent Developments—Exchange of Convertible Notes” and Note 2(b) to our consolidated financial statements.

RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. You should carefully read and consider the following risks, along with the other information included in this prospectus. If any of the following risks actually occurs, our business, results of operations, financial condition, and cash flow could be materially impaired. The public price of our ordinary shares could decline due to any of these risks, and you could lose all or part of your investment.

Risks Related to Our Business

If our efforts to attract prospective Users and to retain existing Users are not successful, our growth prospects and revenue will be adversely affected.

Our ability to grow our business and generate revenue depends on retaining and expanding our total User base, increasing advertising revenue by effectively monetizing our Ad-Supported User base, and increasing the number of Premium Subscribers. We must convince prospective Users of the benefits of our Service and our existing Users of the continuing value of our Service. Our ability to attract new Users, retain existing Users, and convert Ad-Supported Users to Premium Subscribers depends in large part on our ability to continue to offer leading technologies and products, compelling content, superior functionality, and an engaging User experience. Some of our competitors, including Apple, Amazon, and Google, have developed, and are continuing to develop, devices for which their music streaming service is preloaded, which puts us at a significant competitive disadvantage. As consumer tastes and preferences change on the internet and with mobile devices and other internet-connected products, we will need to enhance and improve our existing Service, introduce new services and features, and maintain our competitive position with additional technological advances and an adaptable platform. If we fail to keep pace with technological advances or fail to offer compelling product offerings and state-of-the-art delivery platforms to meet consumer demands, our ability to grow or sustain the reach of our Service, attract and retain Users, and increase our Premium Subscribers may be adversely affected.

In addition, in order to increase our advertising revenue, we also seek to increase the listening time that our Ad-Supported Users spend on our Ad-Supported Service. The more content we stream under the Ad-Supported Service, the more advertising inventory we have to sell. Further, growth in our Ad-Supported User base increases the size and scope of user pools targeted by advertisers, which improves our ability to deliver relevant advertising to those Users in a manner that maximizes our advertising customers’ return on investment and, ultimately, demonstrates the effectiveness of our advertising solutions and justifies a pricing structure that is advantageous for us. If we fail to grow our Ad-Supported User base, the amount of content streamed, and the listening time spent by our Ad-Supported Users, we may be unable to grow Ad-Supported revenue. Moreover, given that Premium Subscribers primarily are sourced from the conversion of our Ad-Supported Users to Premium Subscribers, any failure to grow our Ad-Supported User base or convert Ad-Supported Users to Premium Subscribers may negatively impact our revenue.

In order to increase our Ad-Supported Users and our Premium Subscribers we will need to address a number of challenges, including:

•	improving our Ad-Supported Service;

•	providing Users with a consistently high-quality and user-friendly experience;

•	continuing to curate a catalog of content that consumers want to engage with on our Service;

•	continuing to innovate and keep pace with changes in technology and our competitors; and

•	maintaining and building our relationships with the makers of consumer products such as mobile devices.

We may not be able to successfully overcome each challenge, which could have a material adverse effect on our business, operating results, and financial condition.

Moreover, the provisions of certain of our license agreements may require consent to implement improvements to, or otherwise change, our Ad-Supported Service. We may not be able to obtain consent from our rights holders to add additional features and functionality to our Ad-Supported Service or our rights holders may be delayed in providing such consent, which may hinder our ability to be responsive to our Ad-Supported User’s tastes and preferences and may make us less competitive with other services.

We depend upon third-party licenses for sound recordings and musical compositions and an adverse change to, loss of, or claim that we do not hold any necessary licenses may materially adversely affect our business, operating results, and financial condition.

To secure the rights to stream sound recordings and the musical compositions embodied therein, we enter into license agreements to obtain licenses from rights holders such as record labels, music publishers, performing rights organizations, collecting societies, and other copyright owners or their agents, and pay royalties to such parties or their agents around the world. Though we work diligently in our efforts to obtain all necessary licenses to stream sound recordings and the musical compositions embodied therein, there is no guarantee that the licenses available to us now will continue to be available in the future at rates and on terms that are favorable or commercially reasonable or at all. The terms of these licenses, including the royalty rates that we are required to pay pursuant to them, may change as a result of changes in our bargaining power, changes in the industry, changes in the law, or for other reasons. Increases in royalty rates or changes to other terms of these licenses may materially impact our business, operating results, and financial condition.

We enter into license agreements to obtain rights to stream sound recordings, including from the major record labels who hold the rights to stream a significant number of sound recordings—Universal Music Group, Sony Music Entertainment, and Warner Music Group—as well as Music and Entertainment Rights Licensing Independent Network (“Merlin”), which represents the digital rights on behalf of numerous independent record labels. If we fail to obtain these licenses, the size and quality of our catalog may be materially impacted and our business, operating results, and financial condition could be materially harmed.

We generally obtain licenses for two types of rights with respect to musical compositions: mechanical rights and public performance rights.

With respect to mechanical rights, for example, in the United States, the rates we pay are, to a significant degree, a function of a ratemaking proceeding conducted by an administrative agency called the Copyright Royalty Board. The rates that the Copyright Royalty Board set apply both to compositions that we license under the compulsory license in Section 115 of the Copyright Act of 1976 (the “Copyright Act”), and to a number of direct licenses that we have with music publishers for U.S. rights, in which the applicable rate is generally pegged to the statutory rate set by the Copyright Royalty Board. The most recent proceeding before the Copyright Royalty Board (the “Phonorecords III Proceedings”) set the rates for the Section 115 compulsory license for calendar years 2018 to 2022. The Copyright Royalty Board issued its initial written determination on January 26, 2018. The rates set by the Copyright Royalty Board may still be modified if a party appeals the determination and are subject to further change as part of future Copyright Royalty Board proceedings. Based on management’s estimates and forecasts for the next two fiscal years, we currently believe that the proposed rates will not materially impact our business, operating results, and financial condition. However, the proposed rates are based on a variety of factors and inputs which are difficult to predict in the long-term. If our business does not perform as expected or if the rates are modified to be higher than the proposed rates, our content acquisition costs could increase and impact our ability to obtain content on pricing terms favorable to us, which could negatively harm our business, operating results, and financial condition and hinder our ability to provide interactive features in our services, or cause one or more of our services not to be economically viable.

In the United States, public performance rights are generally obtained through intermediaries known as performing rights organizations (“PROs”), which negotiate blanket licenses with copyright users for the public performance of compositions in their repertory, collect royalties under such licenses, and distribute those royalties to copyright owners. The royalty rates available to us today may not be available to us in the future.

Licenses provided by two of these PROs, the American Society of Composers, Authors and Publishers (“ASCAP”) and Broadcast Music, Inc. (“BMI”) are governed by consent decrees relating to decades-old litigations. Changes to the terms of or interpretation of these consent decrees could affect our ability to obtain licenses from these PROs on favorable terms, which could harm our business, operating results, and financial condition.

In other parts of the world, including Europe, Asia, and Latin America, we obtain mechanical and performance licenses for musical compositions either through local collecting societies representing publishers or from publishers directly, or a combination thereof. We cannot guarantee that our licenses with collecting societies and our direct licenses with publishers provide full coverage for all of the musical compositions we make available to our Users in such countries. In Asia and Latin America, we are seeing a trend of movement away from blanket licenses from copyright collectives, which is leading to a fragmented copyright licensing landscape. Publishers, songwriters, and other rights holders choosing not to be represented by collecting societies could adversely impact our ability to secure favorable licensing arrangements in connection with musical compositions that such rights holders own or control, including increasing the costs of licensing such musical compositions, or subjecting us to significant liability for copyright infringement.

There also is no guarantee that we have all of the licenses we need to stream content, as the process of obtaining such licenses involves many rights holders, some of whom are unknown, and myriad complex legal issues across many jurisdictions, including open questions of law as to when and whether particular licenses are needed. Additionally, there is a risk that aspiring rights holders, their agents, or legislative or regulatory bodies will create or attempt to create new rights that could require us to enter into license agreements with, and pay royalties to, newly defined groups of rights holders, some of which may be difficult or impossible to identify. See also “—Difficulties in obtaining accurate and comprehensive information necessary to identify the compositions embodied in sound recordings on our Service and the ownership thereof may impact our ability to perform our obligations under our licenses, affect the size of our catalog, impact our ability to control content acquisition costs, and lead to potential copyright infringement claims.”

Even when we are able to enter into license agreements with rights holders, we cannot guarantee that such agreements will continue to be renewed indefinitely. For example, from time to time, our license agreements with certain rights holders and/or their agents may expire while we negotiate their renewals and, per industry custom and practice, we may enter into brief (for example, month-, week-, or even days-long) extensions of those agreements and/or continue to operate as if the license agreement had been extended, including by our continuing to make music available. During these periods, we may not have assurance of long-term access to such rights holders’ content, which could have a material adverse effect on our business and could lead to potential copyright infringement claims.

It also is possible that such agreements will never be renewed at all. The lack of renewal, or termination, of one or more of our license agreements, or the renewal of a license agreement on less favorable terms, also could have a material adverse effect on our business, financial condition, and results of operations.

We have no control over the providers of our content, and our business may be adversely affected if our access to music is limited or delayed. The concentration of control of content by our major providers means that even one entity, or a small number of entities working together, may unilaterally affect our access to music and other content.

We rely on music rights holders, over whom we have no control, for the content we make available on our Service. We cannot guarantee that these parties will always choose to license to us.

The music industry has a high level of concentration, which means that one or a small number of entities may, on their own, take actions that adversely affect our business. For example, with respect to sound recordings, the music licensed to us under our agreements with Universal Music Group, Sony Music Entertainment, Warner

Music Group, and Merlin, makes up the majority of music consumed on our Service. For the year ended December 31, 2017, this content accounted for approximately 87% of streams.

Our business may be adversely affected if our access to music is limited or delayed because of deterioration in our relationships with one or more of these rights holders or if they choose not to license to us for any other reason. Rights holders also may attempt to take advantage of their market power to seek onerous financial terms from us, which could have a material adverse effect on our financial condition and results of operations.

Even if we are able to secure rights to sound recordings from record labels and other copyright owners, artists and/or artist groups may object and may exert public or private pressure on third parties to discontinue licensing rights to us, hold back content from us, or increase royalty rates. As a result, our ability to continue to license rights to sound recordings is subject to convincing a broad range of stakeholders of the value and quality of our Service.

To the extent that we are unable to license a large amount of content or the content of certain popular artists, our business, operating results, and financial condition could be materially harmed.

We have incurred significant operating losses in the past, and we may not be able to generate sufficient revenue to be profitable, or to generate positive cash flow on a sustained basis. In addition, our revenue growth rate may decline.

Since our inception in April 2006, we have incurred significant operating losses and as of December 31, 2017, had an accumulated deficit of €(2,427) million. For the years ended December 31, 2015, 2016, and 2017, our operating losses were €(235) million, €(349) million, and €(378) million, respectively. We have incurred significant costs to license content and continue to pay royalties to music labels, publishers, and other copyright owners for such content. We cannot assure you that we will generate sufficient revenue from the sale of our Premium Service and advertising for our Ad-Supported Service to offset the cost of our content and these royalty expenses. If we cannot successfully earn revenue at a rate that exceeds the operational costs, including royalty expenses, associated with our Service, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis.

From 2015 to 2016, our total revenue grew from €1,940 million to €2,952 million, and from 2016 to 2017, our total revenue grew to €4,090 million, which represents a CAGR of 45%. We expect that, in the future, our revenue growth rate may decline because of a variety of factors, including increased competition and the maturation of our business. We cannot assure you that our revenue will continue to grow or will not decline. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. If our revenue growth rate declines or our operating expenses exceed our expectations, our financial performance will be adversely affected.

Additionally, we also expect our costs to increase in future periods, which could negatively affect our future operating results and ability to achieve profitability. We expect to continue to expend substantial financial and other resources on:

•	securing top quality audio and video content from leading music labels, distributors, aggregators, as well as the publishing right to the underlying musical compositions;

•	creating new forms of original content;

•	our technology infrastructure, including website architecture, development tools, scalability, availability, performance, security, and disaster recovery measures;

•	research and development, including investments in our research and development team and the development of new features;

•	sales and marketing, including a significant expansion of our field sales organization;

•	international expansion in an effort to increase our member base, engagement, and sales; and

•	general administration, including legal and accounting expenses, related to being a public company.

These investments may not result in increased revenue or growth in our business. If we fail to continue to grow our revenue and overall business, our business, operating results, and financial condition would be harmed.

We are a party to many license agreements which are complex and impose numerous obligations upon us which may make it difficult to operate our business, and a breach of such agreements could adversely affect our business, operating results, and financial condition.

Many of our license agreements are complex and impose numerous obligations on us, including obligations to, among other things:

•	meet certain User and conversion targets in order to secure certain licenses and royalty rates;

•	calculate and make payments based on complex royalty structures, which requires tracking usage of content on our Service that may have inaccurate or incomplete metadata necessary for such calculation;

•	provide periodic reports on the exploitation of the content in specified formats;

•	represent that we will obtain all necessary publishing licenses and consents and pay all associated fees, royalties, and other amounts due for the licensing of musical compositions;

•	provide advertising inventory;

•	comply with certain marketing and advertising restrictions; and

•	comply with certain security and technical specifications.

Many of our license agreements grant the licensor the right to audit our compliance with the terms and conditions of such agreements. Some of our license agreements also include so-called “most favored nations” provisions which require that certain terms (including potentially the material terms) of such agreements are no less favorable than those provided to any similarly situated licensor. If triggered, these most favored nations provisions could cause our payments or other obligations under those agreements to escalate substantially. Additionally, some of our license agreements require consent to undertake certain business initiatives and without such consent, our ability to undertake new business initiatives may be limited. This could hurt our competitive position.

If we materially breach any of these obligations or any other obligations set forth in any of our license agreements, or if we use content in ways that are found to exceed the scope of such agreements, we could be subject to monetary penalties and our rights under such license agreements could be terminated, either of which could have a material adverse effect on our business, operating results, and financial condition. We have entered into settlement agreements requiring us to make substantial payments in the past, and may do so in the future, as a result of claims that we are in breach of certain provisions in, or have exceeded the scope of, our license agreements.

Our royalty payment scheme is complex, and it is difficult to estimate the amount payable under our license agreements.

Under our license agreements and relevant statutes, we must pay a royalty to record labels, music publishers, and other copyright owners in order to stream content. The determination of the amount and timing of such payments is complex and subject to a number of variables, including the revenue generated, the type of content streamed and the country in which it is streamed, the service tier such content is streamed on, identification of the appropriate license holder, size of User base, ratio of Ad-Supported Users to Premium Subscribers, and any applicable advertising fees and discounts, among other variables. Additionally, we have certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is estimated when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amount. Moreover, for minimum guarantee arrangements for which we cannot reliably predict the underlying expense, we will expense the minimum guarantee on a straight-line basis over the term of the arrangement. Additionally, we also have license agreements that include so-called “most favored nations” provisions that require that the material terms of such agreements are the most favorable material terms provided to any music licensor, which, if triggered, could cause our royalty payments under those agreements to escalate substantially. An accrual and expense is recognized when it is probable that we will make additional royalty payments under these terms.

Though we are continually assessing the internal controls and systems we use to determine royalties payable, and because determining royalties payable is so complex, we have in the past and may in the future identify material weaknesses in our internal controls relating to our royalty payments. For example, for the year ended December 31, 2015, we identified a material weakness in our internal control over financial reporting related to the accounting for rights holders’ liabilities. As a result, we may underpay or overpay the royalty amounts payable to record labels, music publishers, and other copyright owners. Underpayment could result in (i) litigation or other disputes with record labels, music publishers, and other copyright owners, (ii) the unexpected payment of additional royalties in material amounts, and (iii) damage to our business relationships with record labels, music publishers, other copyright owners, and artists and/or artist groups. If we overpay royalties, we may be unable to reclaim such overpayments, and our profits will suffer. Failure to accurately pay our royalties may adversely affect our business, operating results, and financial condition.

Minimum guarantees required under certain of our license agreements for sound recordings and underlying musical compositions may limit our operating flexibility and may adversely affect our business, operating results, and financial condition.

Certain of our license agreements for sound recordings and musical compositions (both for mechanical rights and public performance rights) contain minimum guarantees and/or require that we make minimum guarantee payments. As of December 31, 2017, we have estimated future minimum guarantee commitments of €1.7 billion. Such minimum guarantees related to our content acquisition costs are not always tied to our number of Users, active Users, Premium Subscribers, or the number of sound recordings and musical compositions used on our Service. Accordingly, our ability to achieve and sustain profitability and operating leverage on our Service in part depends on our ability to increase our revenue through increased sales of Premium Services and advertising sales on terms that maintain an adequate gross margin. The duration of our license agreements that contain minimum guarantees is typically between one and two years, but our Premium Subscribers may cancel their subscriptions at any time. If our forecasts of Premium Subscriber acquisition do not meet our expectations or the number of our Premium Subscribers or advertising sales decline significantly during the term of our license agreements, our margins may be materially and adversely affected. To the extent our Premium Service revenue growth or advertising sales do not meet our expectations, our business, operating results, and financial condition also could be adversely affected as a result of such minimum guarantees. In addition, the fixed cost nature of these minimum guarantees may limit our flexibility in planning for, or reacting to, changes in our business and the market segments in which we operate.

We rely on estimates of the market share of licensable content controlled by each content provider, as well as our own User growth and forecasted advertising revenue, to forecast whether such minimum guarantees could be recouped against our actual content acquisition costs incurred over the duration of the license agreement. To the extent that these revenue and/or market share estimates underperform relative to our expectations, leading to content acquisition costs that do not exceed such minimum guarantees, our margins may be materially and adversely affected.

Difficulties in obtaining accurate and comprehensive information necessary to identify the compositions embodied in sound recordings on our Service and the ownership thereof may impact our ability to perform our obligations under our licenses, affect the size of our catalog, impact our ability to control content acquisition costs, and lead to potential copyright infringement claims.

Comprehensive and accurate ownership information for the musical compositions embodied in sound recordings is often unavailable to us or difficult or, in some cases, impossible for us to obtain, sometimes because it is withheld by the owners or administrators of such rights. We currently rely on the assistance of third parties to determine this information. If the information provided to us or obtained by such third parties does not comprehensively or accurately identify the ownership of musical compositions, or if we are unable to determine which musical compositions correspond to specific sound recordings, it may be difficult or impossible to identify the appropriate rights holders to whom to pay royalties. This may make it difficult to comply with the obligations of any agreements with those rights holders.

In the United States, we also rely on the assistance of third parties to issue notices of intent (“NOIs”) to obtain a compulsory license under Section 115 of the Copyright Act to those copyright owners with whom we do not have a direct license agreement or, in the case of unknown copyright owners, to the United States Copyright Office. The lack of comprehensive and accurate ownership information or the inability to determine which musical compositions correspond to specific sound recordings can cause difficulties in issuing NOIs to the correct parties (including the United States Copyright Office) or serving NOIs in a timely manner and can otherwise cause difficulties in obtaining licenses. This could lead to a reduction of sound recordings available to be streamed on our Service, adversely impacting our ability to retain and expand our User base, and could make it difficult to ensure that we are fully licensed.

These challenges, and others concerning the licensing of musical compositions embodied in sound recordings on our Service, may subject us to significant liability for copyright infringement, breach of contract, or other claims. See “Business—Legal Proceedings.”

If our security systems are breached, we may face civil liability, and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract and retain Premium Subscribers, Ad-Supported Users, advertisers, content providers, and other business partners.

Techniques used to gain unauthorized access to data and software are constantly evolving, and we may be unable to anticipate or prevent unauthorized access to data pertaining to our Users, including credit card and debit card information and other personal data about our Users, business partners, and employees. Like all internet services, our Service, which is supported by our own systems and those of third parties that we work with, is vulnerable to software bugs, computer viruses, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, or other attacks and similar disruptions from unauthorized use of our and third-party computer systems, any of which could lead to system interruptions, delays, or shutdowns, causing loss of critical data or the unauthorized access to personal data. Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in our industry, have occurred on our systems in the past, and may occur on our systems in the future. Because of our prominence, we believe that we are a particularly attractive target for such attacks. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products and technical infrastructure to the satisfaction of our Users may harm our reputation and our ability to retain existing Users and attract new Users. Although we have developed systems and processes that are designed to protect our data and User data, to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, we cannot assure you that such measures will provide absolute security, and we may incur significant costs in protecting against or remediating cyber-attacks.

In addition, if an actual or perceived breach of security occurs to our systems or a third party’s systems, we may face regulatory or civil liability and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract and retain Users, which in turn would harm our efforts to attract and retain advertisers, content providers, and other business partners. We also would be required to expend significant resources to mitigate the breach of security and to address matters related to any such breach. We also may be required to notify regulators about any actual or perceived personal data breach (including the EU Lead Data Protection Authority) as well as the individuals who are affected by the incident within strict time periods.

Any failure, or perceived failure, by us to maintain the security of data relating to our Users, to comply with our posted privacy policy, laws and regulations, rules of self-regulatory organizations, industry standards, and contractual provisions to which we may be bound, could result in the loss of confidence in us, or result in actions against us by governmental entities or others, all of which could result in litigation and financial losses, and could potentially cause us to lose Users, advertisers, and revenues. In Europe, European Data Protection Authorities could impose fines and penalties of up to 4% of annual global turnover or €20 million, whichever is higher, for a personal data breach.

Assertions by third parties of infringement or other violation by us of their intellectual property rights could harm our business, operating results, and financial condition.

Third parties have asserted, and may in the future assert, that we have infringed, misappropriated, or otherwise violated their copyrights, patents, and other intellectual property rights, and as we face increasing competition, the possibility of intellectual property rights claims against us grows. See “Business—Legal Proceedings.”

Our ability to provide our Service is dependent upon our ability to license intellectual property rights to sound recordings and the musical compositions embodied therein, as well as related content such as album cover art and artist images. Various laws and regulations govern the copyright and other intellectual property rights associated with sound recordings and musical compositions. Existing laws and regulations are evolving and subject to different interpretations, and various legislative or regulatory bodies may expand current or enact new laws or regulations. Although we expend significant resources to seek to comply with the statutory, regulatory, and judicial frameworks by, for example, entering into license agreements, we cannot assure you that we are not infringing or violating any third-party intellectual property rights, or that we will not do so in the future. See “—Difficulties in obtaining accurate and comprehensive information necessary to identify the compositions embodied in sound recordings on our Service and the ownership thereof may impact our ability to perform our obligations under our licenses, affect the size of our catalog, impact our ability to control content acquisition costs, and lead to potential copyright infringement claims.”

In addition, music, internet, technology, and media companies are frequently subject to litigation based on allegations of infringement, misappropriation, or other violations of intellectual property rights. Many companies in these industries, including many of our competitors, have substantially larger patent and intellectual property portfolios than we do, which could make us a target for litigation as we may not be able to assert counterclaims against parties that sue us for patent, or other intellectual property infringement. In addition, various “non-practicing entities” that own patents and other intellectual property rights often attempt to aggressively assert claims in order to extract value from technology companies. Further, from time to time we may introduce new products and services, including in territories where we currently do not have an offering, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities. It is difficult to predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions will substantially harm our business, operating results, and financial condition. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay significant damages, which may be even greater if we are found to have willfully infringed upon a party’s intellectual property; cease exploiting copyrighted content that we have previously had the ability to exploit; cease using solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content, or materials; indemnify our partners and other third parties; and/or take other actions that may have material effects on our business, operating results, and financial condition.

Moreover, we rely on multiple software programmers to design our proprietary technologies, and we regularly contribute software source code under “open source” licenses and have made technology we developed available under open source licenses. Although we make every effort to prevent the incorporation of licenses that would require us to disclose code and/or innovations in our products, we do not exercise complete control over the development efforts of our programmers, and we cannot be certain that our programmers have not used software that is subject to such licenses or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to licenses that require us to publicly release the affected portions of our source code, re-engineer a portion of our technologies, or otherwise be limited in the licensing of our technologies, we may be forced to do so, each of which could materially harm our business, operating results, and financial condition.

Finally, some of the content offered on our Service is generated by our Users, subjecting us to heightened risk of claims of intellectual property infringement by third-parties if Users do not obtain the appropriate authorizations from rights holders.

Failure to protect our intellectual property could substantially harm our business, operating results, and financial condition.

The success of our business depends on our ability to protect and enforce our patents, trade secrets, trademarks, copyrights, and all of our other intellectual property rights, including our intellectual property rights underlying our Service. We attempt to protect our intellectual property under patent, trade secret, trademark, and copyright law through a combination of employee, third-party assignment and nondisclosure agreements, other contractual restrictions, technological measures, and other methods. These afford only limited protection and we are still early in the process of securing our intellectual property rights. Despite our efforts to protect our intellectual property rights and trade secrets, unauthorized parties may attempt to copy aspects of our song recommendation technology or other technology, or obtain and use our trade secrets and other confidential information. Moreover, policing our intellectual property rights is difficult and time consuming. We cannot assure you that we would have adequate resources to protect and police our intellectual property rights, and we cannot assure you that the steps we take to do so will always be effective.

We have filed, and may in the future file, patent applications on certain of our innovations. It is possible, however, that these innovations may not be patentable. In addition, given the cost, effort, risks, and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for some innovations. Furthermore, our patent applications may not issue as granted patents, the scope of the protection gained may be insufficient or an issued patent may be deemed invalid or unenforceable. We also cannot guarantee that any of our present or future patents or other intellectual property rights will not lapse or be invalidated, circumvented, challenged, or abandoned. Neither can we guarantee that our intellectual property rights will provide competitive advantages to us. Our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes could be limited by our relationships with third parties, and any of our pending or future patent applications may not have the scope of coverage originally sought. We cannot guarantee that our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak. We could lose both the ability to assert our intellectual property rights against, or to license our technology to, others and the ability to collect royalties or other payments.

We currently own the www.spotify.com internet domain name and various other related domain names. Internet regulatory bodies generally regulate domain names. If we lose the ability to use a domain name in a particular country, we would be forced either to incur significant additional expenses to market our Service within that country or, in extreme cases, to elect not to offer our Service in that country. Either result could harm our business, operating results, and financial condition. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize our brand names in the United States or other countries in which we may conduct business in the future.

Litigation or proceedings before governmental authorities and administrative bodies may be necessary in the future to enforce our intellectual property rights, to protect our patent rights, trademarks, trade secrets, and domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results. Additionally, changes in law may be implemented, or changes in interpretation of such laws may occur, that may affect our ability to protect and enforce our patents and other intellectual property.

Our User metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.

We regularly review key metrics related to the operation of our business, including, but not limited to, our Ad-Supported MAUs, Content Hours, Content Hours Per MAU, MAUs, Premium ARPU, Premium Churn, and Premium Subscribers, to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates of our User base for the applicable period of measurement, there are inherent challenges in measuring how our Service is used across large populations globally. For example, we believe that there are individuals who have multiple Spotify accounts, which can result in an overstatement of Ad-Supported MAUs and MAUs.

Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of Ad-Supported MAUs and MAUs were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of Users to satisfy our growth strategies.

In addition, advertisers generally rely on third-party measurement services to calculate our metrics, and these third-party measurement services may not reflect our true audience. Some of our demographic data also may be incomplete or inaccurate because Users self-report their names and dates of birth. Consequently, the personal data we have may differ from our Users’ actual names and ages. If advertisers, partners, or investors do not perceive our User, geographic, or other demographic metrics to be accurate representations of our User base, or if we discover material inaccuracies in our User, geographic, or other demographic metrics, our reputation may be seriously harmed. See “—We rely on advertising revenue from our Ad-Supported Service, and any failure to convince advertisers of the benefits of our Ad-Supported Service in the future could harm our business, operating results, and financial condition,” “—We are at risk of artificial manipulation of stream counts and failure to effectively manage and remediate such fraudulent streams could have an adverse impact on our business, operating results, and financial condition. Fraudulent streams and potentially associated fraudulent User accounts or artists may cause us to overstate key performance indicators, which once discovered, corrected, and disclosed, could undermine investor confidence in the integrity of our key performance indicators and could cause our stock price to drop significantly,” and “—We are at risk of attempts at unauthorized access to our Service and failure to effectively prevent and remediate such attempts could have an adverse impact on our business, operating results, and financial condition. Unauthorized access to our Service may cause us to misstate key performance indicators, which once discovered, corrected, and disclosed, could undermine investor confidence in the integrity of our metrics and could cause our stock price to drop significantly.”

We are at risk of attempts at unauthorized access to our Service, and failure to effectively prevent and remediate such attempts could have an adverse impact on our business, operating results, and financial condition. Unauthorized access to our Service may cause us to misstate key performance indicators, which once discovered, corrected, and disclosed, could undermine investor confidence in the integrity of our key performance indicators and could cause our stock price to drop significantly.

We have in the past been, and continue to be, impacted by attempts by third parties to manipulate and exploit our software for the purpose of gaining unauthorized access to our Service. For example, we have detected instances of third parties seeking to provide mobile device users a means to suppress advertisements without payment and gain access to features only available to the Ad-Supported Service on tablets. If in the future we fail to successfully detect and address such issues, it may have artificial effects on our key performance indicators, such as Content Hours, Content Hours per MAU, and MAUs, which underlie, among other things, our contractual obligations with rights holders and advertisers, as well as harm our relationship with advertisers and rights holders. This may impact our results of operations, particularly with respect to margins on our Ad-Supported segment, by increasing our Ad-Supported cost of revenue without a corresponding increase to our Ad-Supported revenue, and could expose us to claims for damages including, but not limited to, from rights holders, any of which could seriously harm our business. Additionally, unlike our Ad-Supported Users, individuals using unauthorized versions of our application are unlikely to convert to Premium Subscribers. Moreover, once we detect and correct such unauthorized access and any key performance indicators it affects, investor confidence in the integrity of our key performance indicators could be undermined. These could have a material adverse impact on our business, operating results, and financial condition.

We are at risk of artificial manipulation of stream counts and failure to effectively manage and remediate such fraudulent streams could have an adverse impact on our business, operating results, and financial condition. Fraudulent streams and potentially associated fraudulent User accounts or artists may cause us to overstate key performance indicators, which once discovered, corrected, and disclosed, could undermine investor confidence in the integrity of our key performance indicators and could cause our stock price to drop significantly.

We have in the past been, and continue to be, impacted by attempts by third parties to artificially manipulate stream counts. Such attempts may, for example, be designed to generate revenue for rights holders or to influence placement of content on Spotify-created playlists or industry music charts. These potentially fraudulent streams also may involve the creation of non-bona fide User accounts or artists. For example, an individual might generate fake Users to stream songs repeatedly, thereby generating revenue each time the song is streamed; or might utilize fake Users to stream specific content to increase its visibility on our or third-party charts. We use a combination of algorithms and manual review by employees to detect fraudulent streams. However, we may not be successful in detecting, removing, and addressing all fraudulent streams (and any related User accounts). In 2017, we detected instances of botnet operators creating fake new User accounts seemingly for the above purposes. If in the future we fail to successfully detect, remove, and address fraudulent streams and associated User accounts, it may result in the manipulation of our data, including the key performance indicators which underlie, among other things, our contractual obligations with rights holders and advertisers (which could expose us to the risk of litigation), as well as harm our relationships with advertisers and rights holders. In addition, once we detect, correct, and disclose fraudulent streams and associated User accounts and the key performance indicators they affect, investor confidence in the integrity of our key performance indicators could be undermined. These could have a material adverse impact on our business, operating results, and financial condition.

Our business is subject to a variety of laws around the world. Government regulation of the internet is evolving and any changes in government regulations relating to the internet or other areas of our business or other unfavorable developments may adversely affect our business, operating results, and financial condition.

We are an international company that is registered under the laws of Luxembourg, and with offices and/or operations in 65 countries and territories around the world. As a result of this organizational structure and the scope of our operations, we are subject to a variety of laws in different countries. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting. It also is likely that if our business grows and evolves and our solutions are used more globally, we will become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject.

We are subject to general business regulations and laws, as well as regulations and laws specific to the internet. Such laws and regulations include, but are not limited to, labor, advertising and marketing, real estate, taxation, user privacy, data collection and protection, intellectual property, anti-corruption, anti-money laundering, foreign exchange controls, antitrust and competition, electronic contracts, telecommunications, sales procedures, automatic subscription renewals, credit card processing procedures, consumer protections, broadband internet access, and content restrictions. We cannot guarantee that we have been or will be fully compliant in every jurisdiction in which we are subject to regulation, as existing laws and regulations governing issues such as intellectual property, privacy, taxation, and consumer protection, among others, are constantly changing. The adoption or modification of laws or regulations relating to the internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. For example, certain jurisdictions have implemented or are contemplating implementing laws which may negatively impact our automatic renewal structure or our free or discounted trial incentives. Further, compliance with laws, regulations, and other requirements imposed upon our business may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Moreover, as internet commerce continues to evolve, increasing regulation by U.S. federal and state agencies and other international regulators becomes more likely and may lead to more stringent consumer protection laws, which may impose additional burdens on us. The adoption of any laws or regulations that adversely affect the popularity or growth in use of the internet, including laws limiting internet neutrality, could decrease User demand for our Service and increase our cost of doing business. Future regulations, or changes in laws and regulations or their existing interpretations or applications, also could hinder our operational flexibility, raise compliance costs, and result in additional historical or future liabilities for us, resulting in material adverse impacts on our business, operating results, and financial condition.

We identified material weaknesses in our internal control over financial reporting at December 31, 2015, 2016, and 2017, and we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate any material weaknesses or if we otherwise fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

In connection with the audit of our financial statements for the year ended December 31, 2015, we identified certain control deficiencies in the design and operation of our internal control over financial reporting that constituted material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

The material weaknesses resulted from (i) our technology access and change control environment not supporting an efficient or effective internal controls framework, (ii) reconciliations and account analyses not being timely performed, (iii) the lack of review of manual journal entries, and (iv) inadequate segregation of duties in the procure to pay process. We remediated these material weaknesses by hiring additional accounting and finance personnel, creating a formal month-end close process, establishing more robust processes supporting internal control over financial reporting, implementing formal access and change controls to our systems, making changes to our information technology systems, and implementing NetSuite, a more robust enterprise resource planning system.

Additionally, for the year ended December 31, 2015, we identified a material weakness in our internal controls over the accounting for rights holder liabilities. This remains a material weakness as of the date of this prospectus. In order to remediate this material weakness, we have hired and plan to continue to hire additional accounting, finance, system engineers, and data analysts. We have implemented, and plan to continue to implement, new controls, new processes and technologies over the calculation, processing, reconciliations, and analysis of rights holder liabilities. In addition, we are planning to create a rights holder contracts compliance function. We cannot assure you that the measures that we have taken to remediate, and that will be taken to remediate, this material weakness and prior material weaknesses will be sufficient to prevent future material weaknesses from occurring. We also cannot assure you that we have identified all of our existing material weaknesses.

Neither we nor our registered public accounting firm have performed an assessment or audit, respectively, of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

In light of the control deficiencies and the resulting material weaknesses that were previously identified as a result of the limited procedures performed, we believe that it is possible that, had we and our registered public accounting firm performed an assessment or audit, respectively, of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified.

If we identify future material weaknesses in our internal control over financial reporting or fail to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the timeframes required by law or stock exchange regulations. Under Section 404 of the Sarbanes-Oxley Act, we will be required to evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report as to internal control over financial reporting. Failure to maintain effective internal control over financial reporting also could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. We cannot assure you that our existing material weakness will be remediated or that additional material weaknesses will not exist or otherwise be discovered, any of which could materially adversely affect our business, operating results, and financial condition.

Our business emphasizes rapid innovation and prioritizes long-term User engagement over short-term financial condition or results of operations. That strategy may yield results that sometimes do not align with the market’s expectations. If that happens, our stock price may be negatively affected.

Our business is growing and becoming more complex, and our success depends on our ability to quickly develop and launch new and innovative products. We believe our culture fosters this goal. Our focus on complexity and quick reactions could result in unintended outcomes or decisions that are poorly received by our Users, advertisers, or partners. Our culture also prioritizes our long-term User engagement over short-term financial condition or results of operations. We frequently make decisions that may reduce our short-term revenue or profitability if we believe that the decisions benefit the aggregate User experience and will thereby improve our financial performance over the long-term. These decisions may not produce the long-term benefits that we expect, in which case, our User growth and engagement, our relationships with advertisers and partners, as well as our business, operating results, and financial condition could be seriously harmed.

We depend on highly skilled key personnel to operate our business, and if we are unable to attract, retain, and motivate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We believe that our future success is highly dependent on the talents and contributions of our senior management, including Daniel Ek, our Chief Executive Officer, members of our executive team, and other key employees, such as key engineering, finance, research and development, marketing, and sales personnel. Our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. All of our employees, including our senior management, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace. Qualified individuals are in high demand, particularly in the digital media industry, and we may incur significant costs to attract them. We use equity awards to attract talented employees. If the value of our ordinary shares declines significantly and remains depressed, that may prevent us from recruiting and retaining qualified employees. If we are unable to attract and retain our senior management and key employees, we may not be able to achieve our strategic objectives, and our business could be harmed. In addition, we believe that our key executives have developed highly successful and effective working relationships. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If one or more of these individuals leave, we may not be able to fully integrate new executives or replicate the current dynamic, and working relationships that have developed among our senior management and other key personnel, and our operations could suffer.

Streaming depends on effectively working with third-party platforms, operating systems, online platforms, hardware, networks, regulations, and standards we do not control. Changes in our Service or those operating systems, hardware, networks, regulations, or standards, and our limitations on our ability to access those platforms, operating systems, hardware, or networks may seriously harm our business.

Our Service requires high-bandwidth data capabilities. If the costs of data usage increase or access to data networks is limited, our business may be seriously harmed. Additionally, to deliver high-quality audio, video, and other content over networks, our services must work well with a range of technologies, systems, networks, regulations, and standards that we do not control. In addition, the adoption of any laws or regulations that adversely affect the growth, popularity, or use of the internet, including laws governing internet neutrality, could decrease the demand for our Service and increase our cost of doing business. Previously, Federal Communications Commission (the “FCC”) “open internet rules” prohibited mobile providers in the United States from impeding access to most content, or otherwise unfairly discriminating against content providers like us. These rules also prohibited mobile providers from entering into arrangements with specific content providers for faster or better access over their data networks. However, on December 14, 2017, the FCC voted to repeal the “open internet rules” and as a result, broadband services are now subject to less U.S. federal regulation. A number of parties have already stated they would appeal this order, and it is possible Congress may adopt legislation restoring some of the “open internet rules.” If, as a result of the repeal of “open internet rules,” broadband providers in the United States decrease access to certain content, start entering into arrangements with specific content providers for faster or better access over their data networks, or otherwise unfairly discriminate against content providers like us, this could increase our cost of doing business and put us at a competitive disadvantage relative to larger competitors. Additionally, mobile providers may be able to limit our Users’ ability to access Spotify or make Spotify a less attractive alternative to our competitors’ applications. If that occurs, our business, operating results, and financial condition would be seriously harmed.

The European Union (the “EU”) currently requires equal access to internet content. Additionally, as part of its Digital Single Market initiative, the EU may impose network security, disability access, or 911-like obligations on “over-the-top” services such as those provided by us, which could increase our costs. If the EU or the courts modify these open internet rules, mobile providers may be able to limit our Users’ ability to access Spotify or make Spotify a less attractive alternative to our competitors’ applications. If that occurs, our business, operating results, and financial condition would be seriously harmed.

We rely on a variety of operating systems, online platforms, hardware, and networks to reach our customers. These platforms range from desktop and mobile operating systems and application stores to wearables and intelligent voice assistants. The owners or operators of these platforms may not share our interests and may restrict our access to them or place conditions on access that would materially affect our ability to access those platforms. In particular, where the owner of a platform also is our direct competitor, the platform may attempt to use this position to affect our access to customers and ability to compete. For example, an online platform might arbitrarily remove our Service from its platform, deprive us of access to business critical data, or engage in other harmful practices. Online platforms also may unilaterally impose certain requirements that negatively affect our ability to convert Users to the Premium Service, such as conditions that limit our freedom to communicate promotions and offers to our Users. Similarly, online platforms may force us to use the platform’s payment processing systems which may be inferior to and more costly than other payment processing services available in the market.

Online platforms frequently change the rules and requirements for services like ours to access the platform, and such changes may adversely affect the success or desirability of our Service. Online platforms may limit our access to information about customers, limiting our ability to convert and retain them. Online platforms also may deny access to application programming interfaces (“API”) or documentation, limiting functionality of our Service on the platform.

There can be no assurance that we will be able to comply with the requirements of those operating systems, online platforms, hardware, networks, regulations, and standards on which our Service depends, and failure to do so could result in serious harm to our business.

We face and will continue to face competition for Ad-Supported Users, Premium Subscribers, and User listening time.

We compete for the time and attention of our Users with other content providers on the basis of a number of factors, including quality of experience, relevance, diversity of content, ease of use, price, accessibility, perception of advertising load, brand awareness, and reputation.

We compete with providers of on-demand music, which is purchased or available for free and playable on mobile devices and in the home. These forms of media may be purchased, downloaded, and owned such as iTunes audio files, MP3s, or CDs, or accessed from subscription or free online on-demand offerings by music providers or content streams from other online services. We face increasing competition for Users from a growing variety of businesses, including other subscription music services around the world, many of which offer services that seek to emulate our Service, that deliver music content over the internet, through mobile phones, and through other wireless devices. Many of our current or future competitors are already entrenched or may have significant brand recognition in a particular region or market in which we seek to penetrate.

We also compete with providers of internet radio both online and through connected mobile devices. These internet radio providers may offer more extensive content libraries than we offer and some may be offered internationally more broadly than our Service. In addition, internet radio providers may leverage their existing infrastructure and content libraries, as well as their brand recognition and user base, to augment their services by offering competing on-demand music features to provide Users with more comprehensive music service delivery choices.

Our competitors also include terrestrial radio, satellite radio, and online radio. Terrestrial radio providers often offer their content for free, are well-established and accessible to consumers, and offer media content that we currently do not offer. In addition, many terrestrial radio stations have begun broadcasting digital signals, which provide high-quality audio transmission. Satellite radio providers may offer extensive and exclusive news, comedy, sports and talk content, and national signal coverage.

We believe that companies with a combination of technical expertise, brand recognition, financial resources, and digital media experience also pose a significant threat of developing competing on-demand music distribution technologies. In particular, if known incumbents in the digital media space such as Facebook choose to offer competing services, they may devote greater resources than we have available, have a more accelerated time frame for deployment, and leverage their existing user base and proprietary technologies to provide services that our Users and advertisers may view as superior. Furthermore, Amazon Prime, Apple Music, Deezer, Google

Play Music, Joox, Pandora, SoundCloud, and others have competing services, which may negatively impact our business, operating results, and financial condition. Our current and future competitors may have higher brand recognition, more established relationships with music and other content licensors and mobile device manufacturers, greater financial, technical, and other resources, more sophisticated technologies, and/or more experience in the markets in which we compete. In addition, Apple and Google also own application store platforms and are charging in-application purchase fees, which are not being levied on their own applications, thus creating a competitive advantage for themselves against us. As the market for on-demand music on the internet and mobile and connected devices increases, new competitors, business models, and solutions are likely to emerge.

We also compete for Users based on our presence and visibility as compared with other businesses and platforms that deliver music content through the internet and mobile devices. We face significant competition for Users from companies promoting their own digital music content online or through application stores, including several large, well-funded, and seasoned participants in the digital media market. Mobile device application stores often offer users the ability to browse applications by various criteria, such as the number of downloads in a given time period, the length of time since a mobile application was released or updated, or the category in which the application is placed. The websites and mobile applications of our competitors may rank higher than our website and our Spotify mobile application, and our application may be difficult to locate in mobile device application stores, which could draw potential Users away from our Service and toward those of our competitors. In addition, some of our competitors, including Apple, Amazon, and Google, have developed, and are continuing to develop, devices for which their music streaming service is preloaded, creating a visibility advantage. If we are unable to compete successfully for Users against other digital media providers by maintaining and increasing our presence and visibility online, on mobile devices, and in application stores, our number of Premium Subscribers and songs streamed on our Service may fail to increase or may decline and our subscription fees and advertising sales may suffer. See “—If our efforts to attract prospective Users and to retain existing Users are not successful, our growth prospects and revenue will be adversely affected.”

We compete for a share of advertisers’ overall marketing budgets with other content providers on a variety of factors including perceived return on investment, effectiveness and relevance of our advertising products, pricing structure, and ability to deliver large volumes or precise types of advertisements to targeted User demographic pools. We also compete for advertisers with a range of internet companies, including major internet portals, search engine companies, social media sites, and applications, as well as traditional advertising channels such as terrestrial radio.

Large internet companies with strong brand recognition, such as Facebook, Google, and Twitter, have significant numbers of direct sales personnel, substantial advertising inventory, proprietary advertising technology solutions, and web and mobile traffic that provide a significant competitive advantage and have a significant impact on pricing for internet advertising and web and mobile traffic. Failure to compete successfully against our current or future competitors could result in loss of current or potential advertisers, a reduced share of our advertisers’ overall marketing budget, loss of existing or potential Users, or diminished brand strength, which could adversely affect our pricing and margins, lower our revenue, increase our research and development and marketing expenses, and prevent us from achieving or maintaining profitability.

Our Service and software are highly technical and may contain undetected software bugs or vulnerabilities, which could manifest in ways that could seriously harm our reputation and our business.

Our Service and software are highly technical and complex. Our Service, Spotify Connect, which allows Users to use the Spotify application to transfer and control playback on speakers, receivers, TVs, cars, smart watches, other phones, tablets, computers, or game consoles, and Spotify for Artists, which provides numerous analytics for artists, or any other products we may introduce in the future, may contain undetected software bugs, hardware errors, and other vulnerabilities. These bugs and errors can manifest in any number of ways in our products, including through diminished performance, security vulnerabilities, malfunctions, or even permanently disabled products. We have a practice of rapidly updating our products and some errors in our products may be discovered only after a product has been used by Users, and may in some cases be detected only under certain circumstances or after extended use. Any errors, bugs, or other vulnerabilities discovered in our code or backend after release could damage our reputation, drive away Users, allow third parties to manipulate or exploit our software (including, for example, providing mobile device users a means to suppress advertisements without payment and gain access to features only available to the Ad-Supported Service on tablets), lower revenue, and expose us to claims for damages, any of which could seriously harm our business. See “— We are at risk of attempts at unauthorized access to our Service, and failure to effectively prevent and remediate such attempts could have an adverse impact on our business, operating results, and financial condition. Unauthorized access to our Service may cause us to misstate key performance indicators, which once discovered, corrected, and disclosed, could undermine investor confidence in the integrity of our key performance indicators and could cause our stock price to drop significantly.” Additionally, errors, bugs, or other vulnerabilities may—either directly or if exploited by third parties—affect our ability to make accurate royalty payments. See “—Our royalty payment scheme is complex, and it is difficult to estimate the amount payable under our license agreements.”

We also could face claims for product liability, tort, or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and seriously harm our reputation and our business. In addition, if our liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business could be seriously harmed.

Interruptions, delays or discontinuations in service arising from our own systems or from third parties could impair the delivery of our Service and harm our business.

We rely on systems housed in our own facilities and upon third parties, including bandwidth providers and third-party “cloud” data storage services, to enable our Users to receive our content in a dependable, timely, and efficient manner. We have experienced and may in the future experience periodic service interruptions and delays involving our own systems and those of third parties that we work with. Both our own facilities and those of third parties are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They also are subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, technical, and cyber security measures, terrorist acts, natural disasters, human error, the financial insolvency of third parties that we work with, and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our Service and to unauthorized access to, or alteration of, the content and data contained on our systems and that these third parties store and deliver on our behalf.

Any disruption in the services provided by these third parties could materially adversely impact our business reputation, customer relations, and operating results. Upon expiration or termination of any of our agreements with third parties, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one third party to another could subject us to operational delays and inefficiencies until the transition is complete.

We rely upon the Google Cloud Platform to operate certain aspects of our business and to store all of our data, and any disruption of or interference with our use of the Google Cloud Platform could have a material adverse effect on our business, operating results, and financial condition.

Google Cloud Platform (“GCP”) provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a cloud computing service. We have designed our software and computer systems to utilize data processing, storage capabilities, and other services provided by GCP. Currently, we are in the process of transitioning all of our data storage (including personal data of Users and music data licensed from rights holders) and computing from our own servers to GCP. We cannot easily switch our GCP operations to another cloud provider, and any disruption of, or interference with, our use of GCP could have a material adverse effect on our business, operating results, and financial condition. While the consumer side of

Google competes with us, we do not believe that Google will use the GCP operation in such a manner as to gain competitive advantage against our Service.

If we fail to accurately predict, recommend, and play music that our Users enjoy, we may fail to retain existing Users and attract new Users in sufficient numbers to meet investor expectations for growth or to operate our business profitably.

We believe that a key differentiating factor between Spotify and other music content providers is our ability to predict music that our Users will enjoy. Our system for predicting User music preferences and selecting music tailored to our Users’ individual music tastes is based on advanced data analytics systems and our proprietary algorithms. We have invested, and will continue to invest, significant resources in refining these technologies; however, we cannot assure you that such investments will yield an attractive return or that such refinements will be effective. The effectiveness of our ability to predict User music preferences and select music tailored to our Users’ individual music tastes depends in part on our ability to gather and effectively analyze large amounts of User data. In addition, our ability to offer Users songs that they have not previously heard and impart a sense of discovery depends on our ability to acquire and appropriately categorize additional songs that will appeal to our Users’ diverse and changing tastes. While we have a large catalog of songs available to stream, we must continuously identify and analyze additional songs that our Users will enjoy and we may not effectively do so. Our ability to predict and select music content that our Users enjoy is critical to the perceived value of our Service among Users and failure to make accurate predictions could materially adversely affect our ability to adequately attract and retain Users, increase Content Hours, and sell advertising to meet investor expectations for growth or to operate the business profitably.

If we fail to effectively manage our growth, our business, operating results, and financial condition may suffer.

Our rapid growth has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. In order to attain and maintain profitability, we will need to recruit, integrate, and retain skilled and experienced personnel who can demonstrate our value proposition to Users, advertisers, and business partners and who can increase the monetization of the music streamed on our Service, particularly on mobile devices. Continued growth also could strain our ability to maintain reliable service levels for our Users, effectively monetize the music streamed, develop and improve our operational and financial controls, and recruit, train, and retain highly skilled personnel. If our systems do not evolve to meet the increased demands placed on us by an increasing number of advertisers, we also may be unable to meet our obligations under advertising agreements with respect to the delivery of advertising or other performance obligations. As our operations grow in size, scope, and complexity, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable technical and management resources. If we fail to maintain efficiency and allocate limited resources effectively in our organization as it grows, our business, operating results, and financial condition may suffer.

We have experienced rapid growth rates in both the number of active Users of our Service and revenue over the last few years. As we grow larger and increase our User base and usage, we expect it will become increasingly difficult to maintain the rate of growth we currently experience.

Our ability to increase the number of our Users will depend in part on our ability to distribute our Service, which may be affected by third-party interference beyond our control.

The use of our Service depends on the ability of our Users to access the internet, our website, and our app. Enterprises or professional organizations, including governmental agencies, could block access to the internet, our website, and our application for a number of reasons such as security or confidentiality concerns or regulatory reasons that could adversely impact our User base.

Additionally, we distribute our application via smartphone and tablet application download stores managed by Amazon, Apple, Google, and Microsoft, among others. Certain of these companies are now, and others may in the future become, competitors of ours, and could stop allowing or supporting access to our Service through their products, could allow access for us only at an unsustainable cost, or could make changes to the terms of access in order to make our Service less desirable or harder to access, for competitive reasons. Furthermore, because devices providing access to our Service are not manufactured and sold by us, we cannot guarantee that these devices perform reliably, and any faulty connection between these devices and our Service may result in consumer dissatisfaction toward us, which could damage our brand.

If we are unable to increase revenue from our Service on mobile devices, such as smartphones, our results of operations may be materially adversely affected.

Our business model with respect to monetization of our Service on mobile and connected devices is still evolving. As Users migrate away from personal computers, there is increasing pressure to monetize mobile. In all markets except Taiwan, we offer our Ad-Supported Service on mobile, from which we generate advertising revenue. However, to date we primarily rely on our Premium Services to generate revenue on mobile and other connected devices. If we are unable to effectively monetize our Service on mobile and connected devices, our business, operating results, and financial condition may suffer.

We rely on advertising revenue from our Ad-Supported Service, and any failure to convince advertisers of the benefits of our Ad-Supported Service in the future could harm our business, operating results, and financial condition.

Our ability to attract and retain advertisers, and ultimately to generate advertising revenue, depends on a number of factors, including:

•	increasing the number of hours our Ad-Supported Users spend listening to music or otherwise engaging with content on our Ad-Supported Service;

•	increasing the number of Ad-Supported Users;

•	keeping pace with changes in technology and our competitors;

•	competing effectively for advertising dollars from other online and mobile marketing and media companies;

•	maintaining and growing our relationships with marketers, agencies, and other demand sources who purchase advertising inventory from us; and

•	continuing to develop and diversify our advertisement platform, which currently includes delivery of advertising products through multiple delivery channels, including traditional computers, mobile, and other connected devices.

We may not succeed in capturing a greater share of our advertisers’ core marketing budgets, particularly if we are unable to achieve the scale, reach, products, and market penetration necessary to demonstrate the effectiveness of our advertising solutions, or if our advertising model proves ineffective or not competitive when compared to other alternatives and platforms through which advertisers choose to invest their budgets.

Failure to grow the Ad-Supported User base and to effectively demonstrate the value of our Ad-Supported Service to advertisers could result in loss of, or reduced spending by, existing or potential future advertisers, which would materially harm our business, operating results, and financial condition.

Selling advertisements requires that we demonstrate to advertisers that our Ad-Supported Service has substantial reach and engagement by relevant demographic audiences. Some of our demographic data may be incomplete or inaccurate. For example, because Ad-Supported Users self-report their names and dates of birth, the personal data we have may differ from our Ad-Supported Users’ actual names and ages. If our Ad-Supported Users provide us with incorrect or incomplete information regarding their name, age, or other attributes, then we may fail to target the correct demographic with our advertising. Advertisers often rely on third parties to quantify the reach and usage of our Ad-Supported Service. These third-party measurement services may not reflect our true audience, and their underlying methodologies are subject to change at any time. In addition, the methodologies we apply to measure the key performance indicators that we use to monitor and manage our business may differ from the methodologies used by third-party measurement service providers, who may not integrate effectively with our Ad-Supported Service. Measurement technologies for mobile devices may be even less reliable in quantifying the reach and usage of our Ad-Supported Service, and it is not clear whether such technologies will integrate with our systems or uniformly and comprehensively reflect the reach, usage, or overall audience composition of our Ad-Supported Service. If such third-party measurement providers report lower metrics than we do, there is wide variance among reported metrics, or we cannot adequately integrate with such services that advertisers require, our ability to convince advertisers of the benefits of our Ad-Supported Service could be adversely affected. See “—Our User metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.”

Negative media coverage could adversely affect our business.

We receive a high degree of media coverage around the world. Unfavorable publicity regarding, for example, payments to music labels, publishers, artists, and other copyright owners, our privacy practices, terms of service, service changes, service quality, litigation or regulatory activity, government surveillance, the actions of our advertisers, the actions of our developers whose services are integrated with our Service, the use of our Service for illicit, objectionable, or illegal ends, the actions of our Users, the quality and integrity of content shared on our Service, or the actions of other companies that provide similar services to us, could materially adversely affect our reputation. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our User base and result in decreased revenue, which could materially adversely affect our business, operating results, and financial condition.

Our business depends on a strong brand, and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our base of Ad-Supported Users, Premium Subscribers, and advertisers.

We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting, and enhancing the “Spotify” brand is critical to expanding our base of Ad-Supported Users, Premium Subscribers, and advertisers, and will depend largely on our ability to continue to develop and provide an innovative and high-quality experience for our Users and to attract advertisers, content owners, mobile device manufacturers, and other consumer electronic product manufacturers to work with us, which we may not do successfully. If we do not successfully maintain a strong brand, our business could be harmed.

Our brand may be impaired by a number of other factors, including any failure to keep pace with technological advances on our platform or with our Service, slower load times for our Service, a decline in the quality or quantity of the content available on our Service, a failure to protect our intellectual property rights, or any alleged violations of law, regulations, or public policy. Additionally, the actions of our developers, advertisers, and content partners may affect our brand if Users do not have a positive experience using third-party applications or websites integrated with Spotify or that make use of Spotify content. Further, if our partners fail to maintain high standards for products that are integrated into our Service, fail to display our trademarks on their products in breach of our agreements with them, or use our trademarks incorrectly or in an unauthorized manner, or if we partner with manufacturers of products that our Users reject, the strength of our brand could be adversely affected.

We have not historically been required to spend considerable resources to establish and maintain our brand. However, if we are unable to maintain the growth rate in the number of our Ad-Supported Users and Premium Subscribers, we may be required to expend greater resources on advertising, marketing, and other brand-building efforts to preserve and enhance consumer awareness of our brand, which would adversely affect our operating results and may not be effective.

Our trademarks, trade dress, and other designations of origin are important elements of our brand. We have registered “Spotify” and other marks as trademarks in the United States and certain other jurisdictions around the world. Nevertheless, competitors or other companies may adopt marks similar to ours, or use our marks and confusingly similar terms as keywords in internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly leading to confusion among our Users. We cannot assure you that our trademark applications, even for key marks, will be approved. We may face opposition from third parties to our applications to register key trademarks in foreign jurisdictions in which we have expanded or may expand our presence. If we are unsuccessful in defending against these oppositions, our trademark applications may be denied. Whether or not our trademark applications are denied, third parties may claim that our trademarks infringe upon their rights. As a result, we could be forced to pay significant settlement costs or cease the use of these trademarks and associated elements of our brand in those or other jurisdictions. Doing so could harm our brand or brand recognition and adversely affect our business, financial condition, and results of operation.

Various regulations as well as self-regulation related to privacy and data security concerns pose the threat of lawsuits and other liability, require us to expend significant resources, and may harm our business, operating results, and financial condition.

We collect and utilize personal and other information from and about our Users as they interact with our Service. Various laws and regulations govern the collection, use, retention, sharing, and security of the data we receive from and about our Users. Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users or devices with data collected through the internet, and we expect such scrutiny to continue to increase. Alleged violations of laws and regulations relating to privacy and data security, and any relevant claims, may expose us to potential liability and may require us to expend significant resources in responding to and defending such allegations and claims. Claims or allegations that we have violated laws and regulations relating to privacy and data security could in the future result in negative publicity and a loss of confidence in us by our Users and our partners. Such claims or allegations also may subject us to fines, including by data protection authorities and credit card companies, and could result in the loss of our ability to accept credit and debit card payments.

Existing privacy-related laws and regulations in the United States and other countries are evolving and are subject to potentially differing interpretations, and various U.S. federal and state or other international legislative and regulatory bodies may expand or enact laws regarding privacy and data security-related matters. For example, the European Union General Data Protection Regulation (“GDPR”) will come into effect on May 25, 2018, and may require us to change our privacy and data security practices. The GDPR will implement more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained valid consent or have another legal basis in place to justify their data processing activities. The GDPR provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could limit our ability to use and share personal data or could require localized changes to our operating model. Under the GDPR, fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance. These new laws also could cause our costs to increase and result in further administrative costs to providing our Service.

We also are subject to evolving EU laws on data export, as we may at times transfer personal data from the EU to other jurisdictions. For example, in 2015, the Court of Justice of the European Union invalidated the U.S.-

EU Safe Harbor framework regarding the transfer of personal data from the EU to the United States. EU and U.S. negotiators agreed in February 2016 to a new framework, the Privacy Shield, which would replace the Safe Harbor framework. However, there is currently litigation challenging this framework as well as litigation challenging other EU mechanisms for adequate data transfers (for example, the standard contractual clauses), and it is uncertain whether the Privacy Shield framework and/or the standard contractual clauses similarly will be invalidated by the EU courts in the future. We rely on a mixture of mechanisms to transfer data to and from our EU business to the United States and could be impacted by changes in law as a result of the current challenges to these mechanisms in the European courts.

In recent years, U.S. and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons, and similar technology for online behavioral advertising. In the EU, under the current Directive 2002/58 on Privacy and Electronic Communications (the “ePrivacy Directive”), informed and freely given consent is required for the placement of certain cookies on a user’s device. Once the GDPR comes into force, the higher standard required for valid consent under the GDPR will equally apply to consent required under the ePrivacy Directive. The ePrivacy Directive is also under reform. A draft of the new Regulation (EC) 2017/0003 concerning the respect for private life and the protection of personal data in electronic communications and repealing Directive 2002/58/EC (the “draft ePrivacy Regulation”) was announced on January 10, 2017. While it was originally intended to become applicable on May 25, 2018 (alongside the GDPR), the current draft ePrivacy Regulation is still going through the European legislative process. Unlike the current ePrivacy Directive, the draft ePrivacy Regulation will be implemented directly into the laws of each of the EU member states, without the need for further enactment. When implemented, the ePrivacy Regulation may impose a requirement for opt-in consent for the collection of information from Users’ equipment as well as the use of third-party cookies, web beacons, and similar technology for tracking users for online behavioral advertising. The current provisions of the draft ePrivacy Regulation extend the strict opt-in marketing rules with limited exceptions to business to business communications and significantly increase penalties which can reach up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, for non-compliance.

We may find it necessary or desirable to join self-regulatory bodies or other privacy-related organizations that require compliance with their rules pertaining to privacy and data security. We also may be bound by contractual obligations that limit our ability to collect, use, disclose, share, and leverage User data and to derive economic value from it. New laws, amendments to, or reinterpretations of existing laws, rules of self-regulatory bodies, industry standards, and contractual obligations, as well as changes in our Users’ expectations and demands regarding privacy and data security, may limit our ability to collect, use, and disclose, and to leverage and derive economic value from User data. Restrictions on our ability to collect, access and harness User data, or to use or disclose User data or any profiles that we develop using such data, may require us to expend significant resources to adapt to these changes, and would in turn limit our ability to stream personalized music content to our Users and offer targeted advertising opportunities to our Ad-Supported Users.

In addition, any failure or perceived failure by us to comply with privacy or security laws, policies, legal obligations, industry standards, or any security incident that results in the unauthorized release or transfer of personal data may result in governmental enforcement actions and investigations, including fines and penalties, enforcement orders requiring us to cease processing or operate in a certain way, litigation and/or adverse publicity, including by consumer advocacy groups, and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Such failures could have a material adverse effect on our financial condition and operations. If the third parties we work with (for example, cloud-based vendors) violate applicable laws or contractual obligations or suffer a security breach, such violations also may put us in breach of our obligations under privacy laws and regulations and/or could in turn have a material adverse effect on our business.

We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, self-regulatory bodies, industry standards, and contractual obligations.

Increased regulation of data capture, analysis, and utilization and distribution practices, including self-regulation and industry standards, could increase our cost of operation, limit our ability to grow our operations, or otherwise adversely affect our business, operating results, and financial condition.

Changes in regulations or User concerns regarding privacy and protection of User data, or any failure or appearance of failure to comply with such laws, could diminish the value of our Service and cause us to lose Users and revenue.

The regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, transmission, and security of personal information by companies operating over the internet have recently come under increased public scrutiny. The U.S. government, including the Federal Trade Commission and the Department of Commerce, may continue to review the need for greater regulation over the collection of information concerning consumer behavior on the internet, including regulation aimed at restricting certain targeted advertising practices. In addition, the EU may continue to review the need for greater regulation or reform to its existing data protection legal framework, which may result in a greater compliance burden for companies with users in Europe. Various government and consumer agencies also have called for new regulation and changes in industry practices. Our business, including our ability to operate and expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our website, services, features, or our privacy policy. In particular, the success of our business has been, and we expect will continue to be, driven by our ability to responsibly use the personal data that our Users share with us. Therefore, our business could be harmed by any significant change to applicable laws, regulations, or industry practices regarding the use of our Users’ personal data, for example regarding the manner in which disclosures are made and how the express or implied consent of Users for the use of personal data is obtained. Such changes may require us to modify our services and features, possibly in a material manner, and may limit our ability to develop new services and features that make use of the data that our Users voluntarily share with us. In addition, some of our developers or other partners, such as those that help us measure the effectiveness of ads, may receive or store information provided by us or by our Users through mobile or web applications integrated with our Service. We provide limited information to such third parties based on the scope of services provided to us. However, if these third parties or developers fail to adopt or adhere to adequate data security practices, or in the event of a breach of their networks, our data or our Users’ data may be improperly accessed, used, or disclosed.

We are subject to a number of risks related to credit card and debit card payments we accept.

We accept payments mainly through credit and debit card transactions. For credit and debit card payments, we pay interchange and other fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our Premium Service, which could cause us to lose Premium Subscribers and subscription revenue, or suffer an increase in our costs without a corresponding increase in the price we charge for our Premium Service, either of which could harm our business, operating results, and financial condition.

Additionally, we rely on third-party service providers for payment processing services, including the processing of credit and debit cards. In particular, we rely on one third-party service provider, Adyen, for approximately 70% of our payment processing. Our business could be materially disrupted if these third-party service providers become unwilling or unable to provide these services to us.

If we or our service providers for payment processing services have problems with our billing software, or the billing software malfunctions, it could have a material adverse effect on our User satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our Premium Subscribers’ credit cards on a timely basis or at all, our business, financial condition, and results of operations could be materially adversely affected.

We also are subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it more difficult for us to comply. Currently, we are fully compliant with the Payment Card Industry Data Security Standard v3.2 (“PCI DSS”), a security standard with which companies that collect, store, or transmit certain data regarding credit and debit cards, credit and debit card holders, and credit and debit card transactions are required to comply. This is an annual certification exercise, and if we fail to comply, we may violate payment card association operating rules, U.S. federal and state laws and regulations, and the terms of our contracts with payment processors and merchant banks. Such failure to comply fully also may subject us to fines, penalties, damages, and civil liability, and may result in the loss of our ability to accept credit and debit card payments. Further, there is no guarantee that, even if we are in compliance with PCI DSS, we will maintain PCI DSS compliance or that such compliance will prevent illegal or improper use of our payment systems or the theft, loss, or misuse of data pertaining to credit and debit cards, credit and debit card holders, and credit and debit card transactions.

If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures, and significantly higher credit card-related costs, each of which could adversely affect our business, financial condition, and results of operations. If we are unable to maintain our chargeback rate or refund rates at acceptable levels, credit card and debit card companies may increase our transaction fees or terminate their relationships with us. Any increases in our credit card and debit card fees could adversely affect our results of operations, particularly if we elect not to raise our rates for our Premium Service to offset the increase. The termination of our ability to process payments on any major credit or debit card would significantly impair our ability to operate our business.

We are subject to a number of risks related to other payment solution providers.

We accept payments through various payment solution providers, such as telco integrated billings and prepaid codes vendors. These payment solution providers provide services to us in exchange for a fee, which may be subject to change. Furthermore, we rely on their accurate and timely reports on sales and redemptions. If such accurate and timely reports are not being provided, it will affect the accuracy of our reports to our licensors, and also affect the accuracy of our financial reporting.

We face many risks associated with our international expansion, including difficulties obtaining rights to stream music on favorable terms.

We are continuing to expand our operations into additional international markets. However, offering our Service in a new geographical area involves numerous risks and challenges. For example, the licensing terms offered by rights organizations and individual copyright owners in countries around the world are currently expensive. Addressing licensing structure and royalty rate issues in any new geographic market requires us to make very substantial investments of time, capital, and other resources, and our business could fail if such investments do not succeed. There can be no assurance that we will succeed or achieve any return on these investments.

In addition to the above, continued expansion around the world exposes us to other risks such as:

•	lack of well-functioning copyright collective management organizations that are able to grant us music licenses, process reports, and distribute royalties in markets;

•	fragmentation of rights ownership in various markets causing lack of transparency of rights coverage and overpayment or underpayment to record labels, music publishers, artists, performing rights organizations, and other copyright owners;

•	difficulties in obtaining license rights to local repertoire;

•	difficulties in achieving market acceptance of our Service in different geographic markets with different tastes and interests;

•	difficulties in achieving viral marketing growth in certain other countries where we commit fewer sales and marketing resources;

•	difficulties in managing operations due to language barriers, distance, staffing, user behavior and spending capability, cultural differences, business infrastructure constraints, and laws regulating corporations that operate internationally;

•	application of different laws and regulations of other jurisdictions, including privacy, censorship and liability standards and regulations, as well as intellectual property laws;

•	potential adverse tax consequences associated with foreign operations and revenue;

•	complex foreign exchange fluctuation and associated issues;

•	increased competition from local websites and music content providers, some with financial power and resources to undercut the market or enter into exclusive deals with local content providers to decrease competition;

•	credit risk and higher levels of payment fraud;

•	political and economic instability in some countries;

•	restrictions on international monetary flows; and

•	reduced or ineffective protection of our intellectual property rights in some countries.

As a result of these obstacles, we may find it impossible or prohibitively expensive to enter additional markets, or entry into foreign markets could be delayed, which could hinder our ability to grow our business.

Emerging industry trends in digital advertising may pose challenges for our ability to forecast or optimize our advertising inventory, which may adversely impact our Ad-Supported revenue.

The digital advertising industry is introducing new ways to measure and price advertising inventory. For example, a significant portion of advertisers are in the process of moving from purchasing advertisement impressions based on the number of advertisements served by the applicable ad server to a new “viewable” impression standard (based on number of pixels in view and duration) for select products. In the absence of a uniform industry standard, agencies and advertisers have adopted several different measurement methodologies and standards. In addition, measurement services may require technological integrations, which are still being evaluated by the advertising industry without an agreed-upon industry standard metric. As these trends in the industry continue to evolve, our advertising revenue may be adversely affected by the availability, accuracy, and utility of the available analytics and measurement technologies as well as our ability to successfully implement and operationalize such technologies and standards.

Further, the digital advertising industry is shifting to data-driven technologies and advertising products, such as automated buying. These data-driven advertising products and automated buying technologies allow publishers and advertisers to use data to target advertising toward specific groups of users who are more likely to be interested in the advertising message delivered to them. These advertising products and programmatic technologies are currently more developed in terms of advertising technology and industry adoption on the web than they are on mobile or on other software applications, and may not integrate with our desktop software version of the Ad-Supported Service. Because the majority of our Ad-Supported User hours occur on mobile devices, if we are unable to deploy effective solutions to monetize the mobile device usage by our Ad-Supported User base, our ability to attract advertising spend, and ultimately our advertising revenue, may be adversely affected by this shift. In addition, we rely on third-party advertising technology platforms to participate in automated buying, and if these platforms cease to operate or experience instability in their business models, it also may adversely affect our ability to capture advertising spend.

We have acquired, and may continue to acquire, other companies or technologies, which could divert management’s attention and otherwise disrupt our operations and harm our operating results. We may fail to acquire companies whose market power or technology could be important to the future success of our business.

We have recently acquired and may in the future seek to acquire or invest in other companies or technologies that we believe could complement or expand our Service, enhance our technical capabilities, or otherwise offer growth opportunities. Pursuit of future potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. In addition, we have limited experience acquiring and integrating other businesses. We may be unsuccessful in integrating our recently acquired businesses or any additional business we may acquire in the future, and we may fail to acquire companies whose market power or technology could be important to the future success of our business.

We also may not achieve the anticipated benefits from any acquired business due to a number of factors, including:

•	unanticipated costs or liabilities associated with the acquisition, including costs or liabilities arising from the acquired companies’ failure to comply with intellectual property laws and licensing obligations they are subject to;

•	incurrence of acquisition-related costs;

•	diversion of management’s attention from other business concerns;

•	regulatory uncertainties;

•	harm to our existing business relationships with business partners and advertisers as a result of the acquisition;

•	harm to our brand and reputation;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process. Acquisitions also could result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business, and financial condition may suffer.

Our operating results may fluctuate, which makes our results difficult to predict.

Our revenue and operating results could vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. In addition to other risk factors discussed herein, factors that may contribute to the variability of our quarterly and annual results include:

•	our ability to retain our current User base, increase our number of Ad-Supported Users and Premium Subscribers, and increase Users’ time spent streaming content on our Service;

•	our ability to more effectively monetize mobile Users of our Service, particularly as the number of our Users on mobile and other connected devices grow;

•	our ability to effectively manage our growth;

•	our ability to attract and retain existing advertisers and prove that our advertising products are effective enough to justify a pricing structure that is profitable for us;

•	the effects of increased competition in our business;

•	our ability to keep pace with changes in technology and our competitors;

•	lack of accurate and timely reports and invoices from our rights holders and partners;

•	interruptions in service, whether or not we are responsible for such interruptions, and any related impact on our reputation;

•	our ability to pursue and appropriately time our entry into new geographic or content markets and, if pursued, our management of this expansion;

•	costs associated with defending any litigation, including intellectual property infringement litigation;

•	the impact of general economic conditions on our revenue and expenses; and

•	changes in regulations affecting our business.

Seasonal variations in User and marketing behavior also may cause fluctuations in our financial results. We expect to experience some effects of seasonal trends in User behavior due to increased internet usage and sales of streaming service subscriptions and devices during holiday periods. We also may experience higher advertising sales during the fourth quarter of each calendar year due to greater advertiser demand during the holiday season, but also incur greater marketing expenses as we attempt to attract new Users to our Service and convert our Ad-Supported Users to Premium Subscribers. In addition, expenditures by advertisers tend to be cyclical and are often discretionary in nature, reflecting overall economic conditions, the economic prospects of specific advertisers or industries, budgeting constraints and buying patterns, and a variety of other factors, many of which are outside our control.

We may require additional capital to support business growth and objectives, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our existing Service, expand into additional markets around the world, improve our infrastructure, or acquire complementary businesses and technologies. Accordingly, we may need to engage, and have engaged, in equity and debt financings to secure additional funds. For example, on April 1, 2016, we issued the Convertible Notes that were subsequently exchanged to ordinary shares as described under “Summary—Recent Developments—Exchange of Convertible Notes.” Pursuant to the exchange agreement we entered into in January 2018, subject to certain conditions, if we fail to list our ordinary shares on or prior to July 2, 2018, we have agreed to offer to each noteholder the option to unwind the transaction such that we purchase back the ordinary shares that were issued to such noteholder pursuant to the exchange and we will issue such noteholder a new note that is materially identical to its note prior to the exchange. See “Summary—Recent Developments—Exchange of Convertible Notes.” If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer additional significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our ordinary shares. Any debt financing we secure in the future, including pursuant to the unwind described above, also could contain restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, acquire or retain Users, and to respond to business challenges could be significantly impaired, and our business may be harmed.

If currency exchange rates fluctuate substantially in the future, the results of our operations, which are reported in Euros, could be adversely affected.

As we continue to expand our international operations, we become increasingly exposed to the effects of fluctuations in currency exchange rates. We incur expenses for employee compensation, rental fees, and other operating expenses in the local currency, and an increasing percentage of our international revenue is from Users who pay us in currencies other than U.S. dollars and Euros, including the Swedish Krona, the Australian dollar, and the British Pound Sterling. We also incur royalty expenses primarily in U.S. dollars and Euros, but the corresponding revenues are being generated in local currencies and, as such, the multiple currency conversions will be affected by currency fluctuations, which may result in losses to us. Fluctuations in the exchange rates between the Euro and other currencies may impact expenses as well as revenue, and consequently have an impact on margin and the reported operating results. This could have a negative impact on our reported operating results. To date, we have engaged in limited hedging strategies related to foreign exchange risk stemming from our operations. These strategies may include instruments such as foreign exchange forward contracts and options. However, these strategies should not be expected to fully eliminate the foreign exchange rate risk that we are exposed to.

The impact of worldwide economic conditions may adversely affect our business, operating results, and financial condition.

Our financial performance is subject to worldwide economic conditions and their impact on levels of advertising spending. Expenditures by advertisers generally tend to reflect overall economic conditions, and to the extent that the economy continues to stagnate, reductions in spending by advertisers could have a material adverse impact on our business. Historically, economic downturns have resulted in overall reductions in advertising spending. Economic conditions may adversely impact levels of consumer spending, which could adversely impact the number of Users who purchase our Premium Services on our website and mobile application.

Consumer purchases of discretionary items generally decline during recessionary periods and other periods in which disposable income is adversely affected. To the extent that overall economic conditions reduce spending on discretionary activities, our ability to retain current and obtain new Premium Subscribers could be hindered, which could reduce our subscription revenue and negatively impact our business. For example, on June 23, 2016, a referendum was held on the United Kingdom’s membership in the EU, the outcome of which was a vote in favor of leaving the EU. The United Kingdom’s vote to leave the EU creates an uncertain political and economic environment in the United Kingdom and potentially across other EU member states, which may last for a number of months or years.

We are a multinational company that faces complex taxation regimes in various jurisdictions. Audits, investigations, and tax proceedings could have a material adverse effect on our business, results of operations, and financial condition.

We are subject to income and non-income taxes in numerous jurisdictions. Income tax accounting often involves complex issues, and judgment is required in determining our worldwide provision for income taxes and other tax liabilities. In particular, most of the jurisdictions in which we conduct business have detailed transfer pricing rules, which require that all transactions with non-resident related parties be priced using arm’s length pricing principles within the meaning of such rules. We are subject to ongoing tax audits in several jurisdictions, and most of such audits involve transfer pricing issues. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax reserves as well as tax liabilities going forward. In addition, the application of withholding tax, value added tax, goods and services tax, sales taxes and other non-income taxes is not always clear and we may be subject to tax audits relating to such withholding or non-income taxes. We believe that our tax positions are reasonable and our tax reserves are adequate to cover any potential liability. However, tax authorities in certain jurisdictions may disagree with our position, including the propriety of our related party arm’s length transfer pricing policies and the tax treatment of corresponding expenses and income.

If any of these tax authorities were successful in challenging our positions, we may be liable for additional income tax and penalties and interest related thereto in excess of any reserves established therefor, which may have a significant impact on our results and operations and future cash flow.

We may not be able to utilize all, or any, of our net operating loss carry-forwards.

We have significant net operating loss carry-forwards in Luxembourg, Sweden, and the United States. As of December 31, 2017, we had net operating loss carry-forwards of €62 million in Luxembourg, €843 million in Sweden, €257 million in the United States relating to federal taxes, and €182 million in the United States relating to state taxes. In certain jurisdictions, if we are unable to earn sufficient income or profits to utilize such carry-forwards before they expire, they will no longer be available to offset future income or profits.

In Sweden, utilization of these net operating loss carry-forwards may be subject to a substantial annual limitation if there is an ownership change within the meaning of Chapter 40, paragraphs 10-14 of the Swedish Income Tax Act (the “Swedish Income Tax Act”). In general, an ownership change, as defined by the Income Tax Act results from a transaction or series of transactions over a five-year period resulting in an ownership change of more than 50% of the outstanding stock of a company by certain categories or individuals, businesses or organizations.

In addition, in the United States, utilization of these net operating loss carry-forwards may be subject to a substantial annual limitation if there is an ownership change within the meaning of Section 382 of the Internal Revenue Code (“Section 382”). In general, an ownership change, as defined by Section 382, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50% of the outstanding stock of a company by certain stockholders or public groups. Since our formation, we have raised capital through the issuance of capital stock on several occasions, and we may continue to do so after our registration, which, combined with current or future shareholders’ disposition of ordinary shares, may or may not have resulted in such an ownership change. Such an ownership change may limit the amount of net operating loss carry-forwards that can be utilized to offset future taxable income.

If the fair market value of our ordinary shares fluctuates unpredictably and significantly on a quarterly basis, the social costs we accrue for share-based compensation may fluctuate unpredictably and significantly, which could result in our failing to meet our expectations or investor expectations for quarterly financial performance. This could negatively impact investor sentiment for the Company, and as a result, adversely impact the price of our ordinary shares.

Social costs are payroll taxes associated with employee salaries and benefits, including share-based compensation that we are subject to in various countries in which we operate. This is not a withholding tax. For the quarter ended December 31, 2017, we recorded a social cost expense related to share-based compensation of €38 million compared to €2 million for the quarter ended December 31, 2016.

When the fair market value of our ordinary shares increases on a quarter to quarter basis, the accrued expense for social costs will increase, and when the fair market value of ordinary shares falls, the accrued expense will become a reduction in social costs expense, all other things being equal, including the number of vested stock options and exercise price remains constant. After our initial listing on the NYSE, we expect the fair market value of our ordinary shares to be more volatile than the fair market value of our ordinary shares as a private company, largely due to the possible volatility of the trading price for our ordinary shares immediately after listing. See “—Risks Related to Owning Our Ordinary Shares—The trading price of our ordinary shares may be volatile, and could, upon listing on the NYSE, decline significantly and rapidly.” As a result, the accrued expense for social costs may fluctuate unpredictably and significantly, from quarter to quarter, which could result in our failing to meet our expectations or investor expectations for quarterly financial performance. This could negatively impact investor sentiment for the company, and as a result, the price for our ordinary shares.

Additionally, approximately 37% of our employees are in Sweden. With respect to our employees in Sweden, we are required to pay a 31.42% tax to the Swedish government on the profit an employee realizes on the exercise of our stock options. They accounted for a total of 1,938,960 in vested options as of December 31, 2017 compared to a total of 1,145,400 in vested options as of December 31, 2016. We cannot accurately predict how many of their vested options will remain outstanding after our listing on the NYSE. As a result, the cash payments to the Swedish government upon the exercise of vested stock options may vary significantly from quarter to quarter.

Changes to tax laws in any of the jurisdictions in which we operate or plan to operate in the future could have a material adverse effect on our business, results of operations, and financial condition. New proposals within the EU on taxing of digital companies could have an adverse effect on our business.

We are a multinational company that is subject to complex taxation regimes in numerous jurisdictions. Our future effective tax rates could be affected by changes in tax laws or their interpretation in any of those jurisdictions. Tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. For example, on September 21, 2017, the EU released the Communication “A Fair and Efficient Tax System in the European Union for the Digital Single Market,” which proposes taxation of the digital economy and references a possible proposal in 2018.

On December 22, 2017, President Trump signed into law the U.S. Senate and the U.S. House of Representatives passed H.R. 1, “An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018” (informally titled the “Tax Cuts and Jobs Act”). Among a number of significant changes to the current U.S. federal income tax rules, the Tax Cuts and Jobs Act would reduce the marginal U.S. corporate income tax rate from 35% to 21%, limit the deduction for net interest expense, shift the United States toward a more territorial tax system, and impose new taxes to combat erosion of the U.S. federal income tax base. The impact that the Tax Cuts and Jobs Act will have on our business is uncertain at this time.

Changes in tax laws, treaties, or regulations or their interpretation or enforcement are unpredictable. Any of these occurrences could have a material adverse effect on our results of operations and financial condition.

Risks Related to Owning Our Ordinary Shares

Our listing differs significantly from an underwritten initial public offering.

This is not an underwritten initial public offering. This listing differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

•

There are no underwriters. Consequently, prior to the opening of trading on the NYSE, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient price discovery with respect to the opening trades on the NYSE. Therefore, buy and sell orders submitted prior to and at the opening of trading of our ordinary shares on the NYSE will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public. Moreover, there will be no underwriters assuming risk in connection with the initial resale of our ordinary shares. Additionally, because there are no underwriters, there is no underwriters’ option to purchase additional shares to help stabilize, maintain, or affect the public price of our ordinary shares on the NYSE immediately after the listing. In an underwritten initial public offering, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the market price of shares. Given that there will be no underwriters’ option to purchase additional shares or otherwise underwriters in engaging in stabilizing transactions, there could be greater volatility in the public price of our ordinary shares during the period immediately following the listing. See also “—The public price of our ordinary shares may be volatile, and could, upon listing on the NYSE, decline significantly and rapidly.”

•	There is not a fixed number of securities available for sale. Therefore, there can be no assurance that any Registered Shareholders or other existing shareholders will sell any or all of their ordinary shares and there may initially be a lack of supply of, or demand for, ordinary shares on the NYSE. Alternatively, we may have a large number of Registered Shareholders or other existing shareholders who choose to sell their ordinary shares in the near-term resulting in oversupply of our ordinary shares, which could adversely impact the public price of our ordinary shares once listed on the NYSE.

•	None of our Registered Shareholders or other existing shareholders have entered into contractual lock-up agreements or other contractual restrictions on transfer, except for TME and Tencent. In an underwritten initial public offering, it is customary for an issuer’s officers, directors, and most of its other shareholders to enter into a 180 day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after listing. Consequently, any of our shareholders, including our directors and officers who own our ordinary shares and other significant shareholders, may sell any or all of their ordinary shares at any time (subject to any restrictions under applicable law), including immediately upon listing. If such sales were to occur in a significant quantum, it may result in an oversupply of our ordinary shares in the market, which could adversely impact the public price of our ordinary shares. See “—With the exception of TME and Tencent, none of our shareholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Sales of substantial amounts of our ordinary shares in the public markets by our founders, affiliates, or non-affiliates, or the perception that such sales might occur, could reduce the price that our ordinary shares might otherwise attain and may dilute your voting power and your ownership interest in us.”

•	We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading on the NYSE. Instead, we intend to host an investor day, as well as engage in certain other investor education meetings. In advance of the investor day, we will announce the date for such day over financial news outlets in a manner consistent with typical corporate outreach to investors. We will prepare an electronic presentation for this investor day, which will have content similar to a traditional roadshow presentation, and make one version of the presentation publicly available, without restriction, on a website. There can be no guarantees that the investor day and other investor education meetings will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient price discovery with respect to our ordinary shares or sufficient demand among investors immediately after our listing, which could result in a more volatile public price of our ordinary shares.

Such differences from an underwritten initial public offering could result in a volatile market price for our ordinary shares and uncertain trading volume and may adversely affect your ability to sell your ordinary shares.

The public price of our ordinary shares, upon listing on the NYSE, may have little or no relationship to the historical sales prices of our ordinary shares in private transactions.

Prior to listing on the NYSE, there has been no public market for our ordinary shares. In the section titled “Sale Price History of Ordinary Shares,” we have provided the historical sales prices of our ordinary shares in private transactions. However, this information may have little or no relation to broader market demand for our ordinary shares and thus the initial public price of our ordinary shares on the NYSE once trading begins. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the opening public prices and subsequent public prices of our ordinary shares on the NYSE. For more information about how the initial listing price on the NYSE will be determined, see “Plan of Distribution.”

The public price of our ordinary shares may be volatile, and could, upon listing on the NYSE, decline significantly and rapidly.

As this listing is taking place via a novel process that is not an underwritten initial public offering, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient price discovery with respect to the opening trades on the NYSE. Pursuant to NYSE Rules, we have engaged Morgan Stanley & Co. LLC (“Morgan Stanley”) as a financial advisor to be available to consult with the designated market maker (the “DMM”) in setting the opening public price of our ordinary shares on the NYSE. Based on information provided by the NYSE, the opening public price of our ordinary shares on the NYSE will be determined by buy and sell orders collected by the NYSE from broker-dealers and the NYSE is where buy orders can be matched with sell orders at a single price. Based on such orders, the DMM will determine an opening price for our ordinary shares in consultation with Morgan Stanley pursuant to NYSE rules. For more information, see “Plan of Distribution.”

However, because Morgan Stanley will not have engaged in a book building process, they will not be able to provide input to the DMM that is based on or informed by that process. Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold ordinary shares to the public as there would be in an underwritten initial public offering. This lack of an initial public offering price could impact the range of buy and sell orders collected by the NYSE from various broker-dealers. Consequently, the public price of our ordinary shares may be more volatile than in an underwritten initial public offering and could, upon listing on the NYSE, decline significantly and rapidly.

Moreover, because of our listing process and the broad consumer awareness of Spotify, individual investors may have a greater influence in setting the opening public price and subsequent public prices of our ordinary shares on the NYSE and may have a higher participation in our listing than is typical for an underwritten initial public offering. This could result in a public price of our ordinary shares that is higher than other investors (such as institutional investors) are willing to pay. This could cause volatility in the trading price of our ordinary shares and an unsustainable trading price if the price of our ordinary shares significantly rises upon listing and institutional investors believe the ordinary shares are worth less than retail investors, in which case the price of our ordinary shares may decline over time. Further, if the public price of our ordinary shares is above the level that investors determine is reasonable for our ordinary shares, some investors may attempt to short the ordinary shares after trading begins, which would create additional downward pressure on the public price of our ordinary shares.

The public price of our ordinary shares following the initial listing also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:

•	the number of our ordinary shares publicly owned and available for trading;

•	quarterly variations in our results of operations or those of our competitors;

•	our actual or anticipated operating performance and the operating performance of similar companies in the internet, radio, or digital media spaces;

•	our announcements or our competitors’ announcements regarding new services, enhancements, significant contracts, acquisitions, or strategic investments;

•	general economic conditions and their impact on advertising spending;

•	the overall performance of the equity markets;

•	threatened or actual litigation;

•	changes in laws or regulations relating to our Service;

•	any major change in our board of directors or management;

•	publication of research reports about us or our industry or changes in recommendations or withdrawal of research coverage by securities analysts; and

•	sales or expected sales of our ordinary shares by us, and our officers, directors, and significant shareholders.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our ordinary shares shortly following the initial listing (as a result of the supply and demand forces described above). Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results, and financial condition.

An active, liquid, and orderly market for our ordinary shares may not develop or be sustained. You may be unable to sell your ordinary shares at or above the price you bought them for.

We currently expect our ordinary shares to be listed and traded on the NYSE. Prior to listing on the NYSE, there has been no public market for our ordinary shares. Moreover, consistent with the federal securities laws in connection with our direct listing, we have not consulted with Registered Shareholders or other existing shareholders regarding their desire to sell shares in a public market or discussed with potential investors their intentions to buy our ordinary shares in the open market. While, with the exception of shares owned by Tencent and TME, all of our ordinary shares may be sold after our initial listing on the NYSE either by the Registered Shareholders pursuant to this prospectus or by our other existing shareholders in accordance with Rule 144 of the Securities Act, unlike an initial public offering, there can be no assurance that any Registered Shareholders or other existing shareholders will sell any or all of their ordinary shares and there may initially be a lack of supply of, or demand for, ordinary shares on the NYSE. In the case of a lack of supply for our ordinary shares, the trading price of our ordinary shares may rise to an unsustainable level, particularly in instances where institutional investors may be discouraged from purchasing our ordinary shares because they are unable to purchase a block of our ordinary shares in the open market due to a potential unwillingness of our existing shareholders to sell the amount of ordinary shares at the price offered by such investors and the greater influence individual investors have in setting the trading price. In the case of a lack of demand for our ordinary shares, the trading price of our ordinary shares could decline significantly and rapidly after our listing. Therefore, an active, liquid, and orderly trading market for our ordinary shares may not initially develop or be sustained, which could significantly depress the public price of our ordinary shares and/or result in significant volatility, which could affect your ability to sell your ordinary shares.

Because of their significant ownership of our ordinary shares and beneficiary certificates, our founders have substantial control over our business, and their interests may differ from our interests or those of our other shareholders.

As of March 9, 2018, our founders, Daniel Ek and Martin Lorentzon, beneficially owned or controlled, directly or indirectly, ordinary shares and beneficiary certificates representing 37.3% and 42.7% of the combined voting power of all of our outstanding voting securities, respectively (or 80.0% in the aggregate). See “Description of Share Capital and Articles of Association—Share Capital.” Additionally, our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company. We may issue additional beneficiary certificates under the total authorized amount at the discretion of our board of directors, of which our founders are members. Pursuant to our articles of association, the beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. For example, in the future, we may issue to our founders up to 20 beneficiary certificates for each ordinary share they receive upon the exercise of outstanding warrants, of which they currently hold 6,720,000 in the aggregate.

As a result of this ownership or control of our voting securities, if our founders act together, they will have control over the outcome of substantially all matters submitted to our shareholders for approval, including the election of directors. This may delay or prevent an acquisition or cause the public price of our ordinary shares to decline. Our founders may have interests different from yours. Therefore, the concentration of voting power among our founders may have an adverse effect on the price of our ordinary shares.

Although we currently are not considered to be a “controlled company” under the NYSE corporate governance rules, we may in the future become a controlled company due to the concentration of voting power among our founders resulting from the issuance of beneficiary certificates.

A “controlled company” pursuant to NYSE corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group, or another company. In the event we no longer qualify as a foreign private issuer, we may in the future be able to rely on the “controlled company” exemptions under the NYSE corporate governance rules due to the concentration of voting power among our founders and the ability of our founders to act as a group. If we were a controlled company, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, could elect not to comply with certain of the NYSE corporate governance standards. Such standards include the requirement that a majority of directors on our board of directors are independent directors and the requirement that our remuneration committee and our nominating and corporate governance committee consist entirely of independent directors. In such a case, our shareholders would not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

With the exception of TME and Tencent, none of our shareholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Sales of substantial amounts of our ordinary shares in the public markets by our founders, affiliates, or non-affiliates, or the perception that such sales might occur, could reduce the price that our ordinary shares might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of substantial amounts of our ordinary shares in the public market by our founders, affiliates, or non-affiliates following our listing, or the perception that such sales could occur, could adversely affect the public price of our ordinary shares and may make it more difficult for you to sell your ordinary shares at a time and price that you deem appropriate. We have 183,567,880 ordinary shares outstanding as of March 9, 2018, all of which will be “restricted securities” as that term is defined under Rule 144 of the Securities Act. Of these ordinary shares, other than the ordinary shares held by TME and Tencent, substantially all may be immediately sold either by the Registered Shareholders pursuant to this prospectus or by our other existing shareholders under Rule 144 since such ordinary shares will have been beneficially owned by non-affiliates who beneficially owned such ordinary shares for at least one year. Moreover, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) for 90 days and assuming the availability of certain public information about us, (i) a non-affiliate who has beneficially owned ordinary shares for at least six months may rely on Rule 144 to sell their ordinary shares, and (ii) an affiliate who has beneficially owned ordinary shares for at least six months, including certain of the ordinary shares covered by this prospectus to the extent not sold hereunder, would be entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of either of the following: (a) 1% of the number of ordinary shares then outstanding, and (b) the average weekly reported volume of trading of our ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. With the exception of TME and Tencent, who each agreed pursuant to the Tencent Transactions not to transfer our ordinary shares for a period of three years subject to limited exceptions as described in “Summary—Recent Developments—Tencent Transactions,” none of our shareholders prior to the effectiveness of the Registration Statement will be subject to any contractual lock-up or other contractual restriction on the transfer or sale of their ordinary shares. As of March 9, 2018, approximately 8.8% of our outstanding ordinary shares are subject to restrictions on transfer or sale pursuant to the Tencent Transactions.

We also may issue our share capital or securities convertible into our share capital from time to time in connection with a financing, acquisition, investments, or otherwise. Any such issuance could result in substantial dilution to our existing shareholders and cause the public price of our ordinary shares to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that securities or industry analysts publish about our Company or us. Securities and industry analysts do not currently, and may never, publish research focused on our Company. If no securities or industry analysts commence coverage of our Company, the price and trading volume of our ordinary shares likely would be negatively impacted. If securities or industry analysts initiate coverage and one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our Company, our ordinary share price would likely decline. Additionally, although we are providing the historical sales prices of our ordinary shares in private transactions, such information may have little or no relationship to the price determined using traditional valuation methods, but we believe that securities and industry analysts will rely upon these methods to establish target prices for our ordinary shares. If these analysts publish target prices for our ordinary shares that are below our historical sales prices for our ordinary shares or the then-current public price of our ordinary shares, it could cause our stock price to decline significantly. Further, if one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause our ordinary share price and trading volume to decline.

In making your investment decision, you should understand that we have not authorized any other party to provide you with information concerning this registration or us.

You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers or employees, that incorrectly reports on statements made by our officers or employees or that is misleading as a result of omitting information provided by us, our officers, or our employees. We have not authorized any other party to provide you with information concerning this registration or us.

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board of director members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the listing requirements of the NYSE, on which we will trade, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future, which will increase our costs and expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company combined with these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors also could make it more difficult for us to attract and retain qualified senior management and members of our board of directors, particularly to serve on our audit committee and compensation committee.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially harm our business, operating results, and financial condition.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our assessment of our internal control over financial reporting in a timely manner, or these internal controls may be determined to be ineffective, which may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of the Registration Statement. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on our management’s assessment of our internal controls.

We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing, and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. We have in the past identified material weaknesses in our internal control over financial reporting and we cannot assure you that there will not be material weaknesses in our internal controls in the future. If we are unable to assert that our internal control over financial reporting are effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our ordinary shares to decline. See “—Risks Related to our Business—Our royalty scheme is complex and it is difficult to estimate the amount payable under our license agreements.”

Provisions in our articles of association, the issuance of beneficiary certificates, and the existence of certain voting agreements may delay or prevent our acquisition by a third party.

Our articles of association, which will become effective prior to the effectiveness of the Registration Statement, will contain provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors and, if required, our shareholders. These provisions also may delay, prevent, or deter a merger, acquisition, tender offer, proxy contest, or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their ordinary shares. The provisions include, among others, the authorization granted by the general meeting of shareholders to our board of directors to issue ordinary shares within the limits of the authorized share capital at such times and on such terms as our board of directors may decide for a maximum period of five years after the date of publication in the Luxembourg official gazette (Recueil électronique des Sociétés et Associations, as applicable) of the minutes of the relevant general meeting approving such authorization. The general meeting may amend, renew, or extend such authorized share capital and such authorization to the board of directors to issue ordinary shares.

For more information, see “Description of Share Capital and Articles of Association—Articles of Association.” The provisions of our articles of association could discourage potential takeover attempts and reduce the price that investors might be willing to pay for our ordinary shares in the future, which could reduce the public price of our ordinary shares.

Additionally, the issuance of beneficiary certificates also may make it more difficult or expensive for a third party to acquire control of us without the approval of our founders. Our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. We have issued ten beneficiary certificates per ordinary share held of record (excluding warrants, options, and RSUs, as applicable) to entities beneficially owned by our founders, Daniel Ek and Martin Lorentzon, for a total of 378,001,200 beneficiary certificates outstanding as of March 9, 2018. Our ordinary shares provide the holders of such ordinary shares economic rights in addition to voting rights. The beneficiary certificates carry no economic rights and are issued to provide the holders of such beneficiary certificates additional voting rights without granting additional economic rights. The beneficiary certificates, subject to certain exceptions, may not be transferred and will automatically be canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. See “—Because of their significant ownership of our ordinary shares and beneficiary certificates, our founders have substantial control over our business, and their interests may differ from our interests or those of our other shareholders.”

Exchange rate fluctuations may reduce the amount of U.S. dollars you receive in respect of any dividends or other distributions we may pay in the future in connection with your ordinary shares.

Our ordinary shares will be quoted in U.S. dollars on the NYSE. Our financial statements are prepared in Euros. Under Luxembourg law, the determination of whether we have sufficient distributable profits to pay dividends is made on the basis of our unconsolidated annual financial statements prepared under the Luxembourg Company Law in accordance with accounting principles generally accepted in Luxembourg. Exchange rate fluctuations may affect the amount in Euro that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in Euro, if any. Such fluctuations could adversely affect the value of our ordinary shares, and, in turn, the U.S. dollar proceeds that holders receive from the sale of our ordinary shares.

The issuance of beneficiary certificates to certain shareholders will limit your voting power and will limit your ability to influence the composition of the board of directors, strategy, or performance of the business. We cannot predict the impact that beneficiary certificates may have on our stock price.

Our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. Entities beneficially owned by our founders, Daniel Ek and Martin Lorentzon, collectively have 378,001,200 beneficiary certificates outstanding as of March 9, 2018. We may issue additional beneficiary certificates under the total authorized amount at the discretion of our board of directors, of which our founders are members. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. For example, in the future, we may issue to our founders up to 20 beneficiary certificates for each ordinary share they receive upon the exercise of outstanding warrants, of which they currently hold 6,720,000 in the aggregate. See “Management—Board of Directors Practices—Warrants.” Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates carry no economic rights and are issued to provide the holders of such beneficiary certificates additional voting rights.

The beneficiary certificates, subject to certain exceptions, may not be transferred and will automatically be canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. As a result, the issuance of the beneficiary certificates and the voting power that they provide to the shareholders receiving those beneficiary certificates will limit the voting power of minority shareholders and the ability of minority shareholders to influence the composition of the board of directors, strategy, or performance of our business. See “—Because of their significant ownership of our ordinary shares and beneficiary certificates, our founders have substantial control over our business, and their interests may differ from our interests or those of our other shareholders,” “Description of Share Capital and Articles of Association—Articles of Association—Voting Rights” and “Registered Shareholders.”

Finally, we cannot predict whether the issuance of beneficiary certificates will result in a lower or more volatile public price of our ordinary shares or result in adverse publicity or other adverse consequences. For example, in July 2017, FTSE Russell announced that it plans to require new constituents of its indexes to have greater than five percent of the company’s voting rights in the hands of public shareholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indexes. While we do not have a multiple-class share structure, we cannot predict if we would be excluded from these indexes as a result of the issuance of beneficiary certificates and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our ordinary shares less attractive to other investors. As a result, the public price of our ordinary shares could be adversely affected.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the expected public price of our ordinary shares following the registration and the composition of our income, assets and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the public price of our ordinary shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Certain Taxation Considerations—U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares.

Our ability to pay dividends is subject to restrictions in our indebtedness as well as the restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Our ordinary shares have no guaranteed dividends and holders of our ordinary shares have no recourse if dividends are not declared.

We are a holding company and have no material assets other than our direct and indirect ownership of ordinary shares in our subsidiaries. Additionally, we have never declared or paid any cash dividends on our share capital, and we do not expect to pay dividends or other distributions on our ordinary shares in the foreseeable future. Our ability to generate income and pay dividends is dependent on the ability of our subsidiaries to declare and pay dividends or lend funds to us. Future indebtedness of our subsidiaries may prohibit the payment of dividends or the making, or repayment, of loans or advances to the Company. In addition, the ability of any of our direct or indirect subsidiaries to make certain distributions may be limited by the laws of the relevant jurisdiction in which the subsidiaries are organized or located, including financial assistance rules, corporate benefit laws, liquidity requirements, requirements that dividends must be paid out of reserves available for distribution, and other legal restrictions which, if violated, might require the recipient to refund unlawful payments. As a consequence of these limitations and restrictions, we or our direct and indirect subsidiaries may not be able to make, or may have to reduce or eliminate, the payment of dividends. Accordingly, you may have to sell some or all of your ordinary shares after price appreciation in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your ordinary shares and you may lose the entire amount of the investment. Additionally, since we are expected to rely primarily on dividends from our direct and indirect subsidiaries to fund our financial and other obligations, restrictions on our ability to receive such funds may adversely impact our ability to fund our financial and other obligations. See “Dividend Policy.”

Risks Related to Investment in a Luxembourg Company and Our Status as a Foreign Private Issuer

As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules promulgated thereunder and are permitted to publicly disclose less information than U.S. companies must. This may limit the information available to holders of the ordinary shares.

We currently qualify as a “foreign private issuer,” as defined in the SEC’s rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. For example, some of our key executives may sell a significant amount of ordinary shares and such sales will not be required to be disclosed as promptly as companies organized within the United States would have to disclose. Accordingly, once such sales are eventually disclosed, our ordinary share price may decline significantly. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. We also are not subject to Regulation FD under the Exchange Act, which would prohibit us from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, which we intend to rely on, our shareholders will not be afforded the same information generally available to investors holding shares in public companies that are not foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. This would make us subject to U.S. GAAP reporting requirements which may be difficult for us to comply with.

As a “foreign private issuer,” we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2018.

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we intend to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, such as providing quarterly financial information to the SEC and providing comprehensive executive compensation disclosure substantially consistent with the disclosure requirements for domestic issuers, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, we would become subject to the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. We also may be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of the NYSE that are available to foreign private issuers. For example, the NYSE’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. As long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, our remuneration committee is not required to be comprised entirely of independent directors, and we will not be required to have a nominating and corporate governance committee. Also, we would be required to change our basis of accounting from IFRS as issued by the IASB to U.S. generally accepted accounting principles (“U.S. GAAP”), which may be difficult and costly for us to comply with. If we lose our foreign private issuer status and fail to comply with U.S. securities laws applicable to U.S. domestic issuers, we may have to de-list from the NYSE and could be subject to investigation by the SEC, NYSE, and other regulators, among other materially adverse consequences.

The rights of our shareholders may differ from the rights they would have as shareholders of a U.S. corporation, which could adversely impact trading in our ordinary shares and our ability to conduct equity financings.

Our corporate affairs are governed by our articles of association and the laws of Luxembourg, including the Luxembourg Company Law (loi du 10 août 1915 concernant les sociétés commerciales, telle qu’elle a été modifiée). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. For example, under Delaware law, the board of directors of a Delaware corporation bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and its shareholders. Luxembourg law imposes a duty on directors of a Luxembourg company to: (i) act in good faith with a view to the best interests of a company; and (ii) exercise the care, diligence, and skill that a reasonably prudent person would exercise in a similar position and under comparable circumstances. Additionally, under Delaware law, a shareholder may bring a derivative action on behalf of a company to enforce a company’s rights. Under Luxembourg law, the board of directors has sole authority to decide whether to initiate legal action to enforce a company’s rights (other than, in certain circumstances, an action against board members). See “Description of Share Capital and Articles of Association—Differences in Corporate Law” for an additional explanation of the differences. Further, under Luxembourg law there may be less publicly available information about us than is regularly published by or about U.S. issuers. In addition, Luxembourg law governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law, and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States. As a result of these differences, our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.

We are organized under the laws of Luxembourg and a substantial amount of our assets are not located in the United States. It may be difficult for you to obtain or enforce judgments or bring original actions against us or the members of our board of directors in the United States.

We are organized under the laws of Luxembourg. In addition, a substantial amount of our assets are located outside the United States. Furthermore, many of the members of our board of directors and officers and some experts named in this prospectus reside outside the United States and a substantial portion of their assets are located outside the United States. Investors may not be able to effect service of process within the United States upon us or these persons or enforce judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it also may be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Luxembourg.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject, prior to any enforcement in Luxembourg, to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include the following as of the date of this prospectus (which may change):

•	the judgment of the U.S. court is final and enforceable (exécutoire) in the United States;

•	the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

•	the U.S. court applied to the dispute the substantive law that would have been applied by Luxembourg courts (based on recent case law and legal doctrine, it is not certain that this condition would still be required for an exequatur to be granted by a Luxembourg court);

•	the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;

•	the U.S. court acted in accordance with its own procedural laws; and

•	the decisions and the considerations of the U.S. court must not be contrary to Luxembourg international public policy rules or have been given in proceedings of a tax or criminal nature or rendered subsequent to an evasion of Luxembourg law (fraude à la loi). Awards of damages made under civil liabilities provisions of the U.S. federal securities laws, or other laws, which are classified by Luxembourg courts as being of a penal or punitive nature (for example, fines or punitive damages), might not be recognized by Luxembourg courts. Ordinarily, an award of monetary damages would not be considered as a penalty, but if the monetary damages include punitive damages, such punitive damages may be considered a penalty.

In addition, actions brought in a Luxembourg court against us, the members of our board of directors, our officers, or the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, Luxembourg courts generally do not award punitive damages. Litigation in Luxembourg also is subject to rules of procedure that differ from the U.S. rules, including, with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Luxembourg would have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our board of directors, our officers, or the experts named in this prospectus. In addition, even if a judgment against the Company, the non-U.S. members of our board of directors, our officers, or the experts named in this prospectus based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or Luxembourg courts.

Our articles of association provide that directors and officers, past and present, are entitled to indemnification from us to the fullest extent permitted by Luxembourg law against all liability and expenses reasonably incurred or paid by him or her in connection with any claim, action, suit, or proceeding in which he or she would be involved by virtue of his or her being or having been a director or officer and against amounts paid or incurred by him or her in the settlement thereof. However, no indemnification will be provided against any liability to our directors, officers, or shareholders (i) by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties of a director or officer, (ii) with respect to any matter as to which any director or officer shall have been finally adjudicated to have acted in bad faith and not in our interest, or (iii) in the event of a settlement, unless approved by a court or the board of directors. The rights and obligations among or between us and any of our current or former directors and officers are generally governed by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of such persons’ capacities listed above. Although there is doubt as to whether U.S. courts would enforce this indemnification provision in an action brought in the United States under U.S. federal or state securities laws, this provision could make judgments obtained outside Luxembourg more difficult to enforce against our assets in Luxembourg or in jurisdictions that would apply Luxembourg law.

Luxembourg and European insolvency and bankruptcy laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws.

As a company organized under the laws of Luxembourg and with its registered office in Luxembourg, we are subject to Luxembourg insolvency and bankruptcy laws in the event any insolvency proceedings are initiated against us including, among other things, Council and European Parliament Regulation (EU) 2015/848 of 20 May 2015 on insolvency proceedings (recast). Should courts in another European country determine that the insolvency and bankruptcy laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency and bankruptcy laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency and bankruptcy laws.

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

USE OF PROCEEDS

Registered Shareholders may, or may not, elect to sell their ordinary shares covered by this prospectus. To the extent any Registered Shareholder chooses to sell their ordinary shares covered by this prospectus, we will not receive any proceeds from any such sales of our ordinary shares. See “Principal Shareholders” and “Registered Shareholders.”

DIVIDEND POLICY

We have never declared or paid any cash dividends on our share capital, and we do not expect to pay dividends or other distributions on our ordinary shares in the foreseeable future. There are no legislative or other legal provisions currently in force in Luxembourg or arising under our articles of association that restrict the payment of dividends or distributions to holders of our ordinary shares not resident in Luxembourg, except for regulations restricting the remittance of dividends, distributions, and other payments in compliance with United Nations and EU sanctions. We currently intend to retain any future earnings for working capital and general corporate purposes. Under Luxembourg law, the amount and payment of dividends or other distributions is determined by a simple majority vote at a general shareholders’ meeting based on the recommendation of our board of directors, except in certain limited circumstances. Pursuant to our articles of association, the board of directors has the power to pay interim dividends or make other distributions in accordance with applicable Luxembourg law. Distributions may be lawfully declared and paid if our net profits and/or distributable reserves are sufficient under Luxembourg law. All of our ordinary shares rank pari passu with respect to the payment of dividends or other distributions unless the right to dividends or other distributions has been suspended in accordance with our articles of association or applicable law. Holders of beneficiary certificates are not entitled to receive any dividend payments with respect to such beneficiary certificates.

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. The allocation to the legal reserve becomes compulsory again when the legal reserve no longer represents 10% of our issued share capital. The legal reserve is not available for distribution.

We are a holding company and have no material assets other than our indirect ownership of ordinary shares in our operating subsidiaries. Our ability to generate income and pay dividends is dependent on the ability of our subsidiaries to declare and pay dividends or lend funds to us.

The registrar and transfer agent for Spotify’s ordinary shares is Computershare Trust Company, N.A.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, short term investments, indebtedness, and capitalization as of December 31, 2017 on an actual basis and on a pro forma basis after giving effect to the exchange of all outstanding Convertible Notes into ordinary shares, assuming the exchange was consummated as of December 31, 2017. All information in the table below gives effect to the Share Split on a retroactive basis. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2017
	Actual	Pro Forma
		(unaudited)
	(in € millions)
Cash and cash equivalents	477	477
Short term investments	1,032	1,032
Convertible Notes(1)	944	—
Equity:
Other paid in capital	2,488	3,432
Other reserves	177	177
Accumulated deficit	(2,427)	(2,427)

Equity attributable to owners of the parent	238	1,182

Total capitalization	1,182	1,182

(1)	Our Convertible Notes were guaranteed by certain of our subsidiaries and were unsecured. See “Management’s Discussion and Analysis of Financial Condition and Operating Results—Indebtedness—Description of Convertible Notes.”

CURRENCIES AND EXCHANGE RATES

Exchange Rates

Our functional and reporting currency is the Euro and a significant amount of our costs are denominated in Euros. In this prospectus, translations of Euro amounts into U.S. dollars are solely for the convenience of the reader. For all dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. The rates represent the noon buying rate in New York for wire transfers payable in foreign currencies. No representation is made that the Euro amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all. On March 9, 2018 the exchange rate was $1.2326 to €1.00.

The following table sets forth information concerning exchange rates between the Euro and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

(U.S. dollar per Euro)	Period-end	Average for period	Low	High
Year ended December 31:
2015	1.0862	1.1098	1.0496	1.2002
2016	1.0517	1.1070	1.0388	1.1534
2017	1.2022	1.1298	1.0416	1.2041
2018 (through March 9, 2018)	1.2326	1.2274	1.1922	1.2488
Month ended:
January 2018	1.2428	1.2197	1.1922	1.2488
February 2018	1.2211	1.2340	1.2211	1.2482
March 2018 (through March 9, 2018)	1.2326	1.2330	1.2216	1.2415

SELECTED HISTORICAL FINANCIAL INFORMATION AND OTHER DATA

The following selected consolidated financial and other data should be read in conjunction with, and is qualified in its entirety by reference to, the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

The selected consolidated financial, pro forma, and other data for the years ended December 31, 2015, 2016, and 2017 and as of December 31, 2016 and 2017, have been derived from our consolidated financial statements and the notes thereto included elsewhere in this prospectus. We prepared our consolidated financial statements for the years ended December 31, 2015, 2016, and 2017 in accordance with IFRS as issued by the IASB. Please read Note 2 to the consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial and other data for the years ended December 31, 2013 and 2014, and as of December 31, 2013, 2014, and 2015 are not included elsewhere in this prospectus and have been presented without the retrospective application of IFRS 15 and may not be comparable to the years ended December 31, 2015, 2016, and 2017.

The following data gives effect to the Share Split on a retroactive basis. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

	Year ended December 31,
	2013	2014	2015	2016	2017
	(in € millions, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	746	1,085	1,940	2,952	4,090
Cost of revenue	618	911	1,714	2,551	3,241

Gross profit	128	174	226	401	849

Research and development	73	114	136	207	396
Sales and marketing	111	184	219	368	567
General and administrative	42	67	106	175	264

	226	365	461	750	1,227

Operating loss	(98)	(191)	(235)	(349)	(378)
Finance income	39	28	36	152	118
Finance costs	(2)	(19)	(26)	(336)	(974)
Share in (losses)/earnings of associates and joint ventures	—	—	—	(2)	1

Finance income/(costs)—net	37	9	10	(186)	(855)

Loss before tax	(61)	(182)	(225)	(535)	(1,233)

Income tax expense	2	6	5	4	2

Net loss attributable to owners the parent	(63)	(188)	(230)	(539)	(1,235)

Net loss per share attributable to owners of the parent(1)
Basic and diluted	€(0.51)	€(1.40)	€(1.62)	€(3.63)	€(8.14)

Weighted-average ordinary shares outstanding(1)
Basic and diluted	123,860,920	134,408,240	141,946,600	148,368,720	151,668,769

	Year ended December 31,
	2013	2014	2015	2016	2017
	(in € millions, except share and per share data)
Pro Forma net loss per share attributable to owners of the parent(1)
Basic and diluted					€(4.28)

Pro Forma weighted-average ordinary shares outstanding(1)
Basic and diluted					166,146,849

Consolidated Statement of Cash Flows Data:
Net cash flows (used in)/from operating activities	(25)	(74)	(38)	101	179
Net cash flows used in investing activities	(41)	(21)	(67)	(827)	(435)
Net cash flow from financing activities	123	65	476	916	34
Net increase/(decrease) in cash and cash equivalents	57	(30)	371	190	(222)

Selected Other Data (unaudited):
EBITDA(2)	(88)	(172)	(205)	(311)	(324)
Free Cash Flow(2)	(59)	(94)	(92)	73	109

	As of December 31,
	2013	2014	2015	2016	2017
	(in € millions)
Balance Sheet Data:
Cash and cash equivalents	218	206	597	755	477
Short term investments	—	—	—	830	1,032
Working capital	47	73	73	689	38
Total assets	373	474	1,051	2,100	3,107
Convertible Notes	—	—	—	1,106	944
Total equity/(deficit) attributable to owners of the parent	94	36	229	(240)	238

(1)	See Note 11 to our consolidated financial statements for an explanation of the calculations of our basic and diluted net loss and pro forma net loss per share attributable to owners of the parent as well as our basic and diluted weighted-average and pro forma weighted-average ordinary shares outstanding.
(2)	We define EBITDA as net loss attributable to owners of the parent before finance income/(costs)—net, income tax expense, and depreciation and amortization. We believe EBITDA is useful to our management and investors as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls, and other factors that affect operating performance, and it removes the effect of items not directly resulting from our core operations. We believe that EBITDA also is useful to investors because this metric is frequently used by securities analysts, investors, and other interested parties in their evaluation of the operating performance of companies in the technology industry and other industries similar to ours. Our management also uses EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections. EBITDA has limitations as an analytical tool. EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, EBITDA is not intended to be a measure of discretionary cash to invest in the growth of our business, as it does not reflect tax payments, debt service requirements, capital expenditures, and certain other cash costs that may recur in the future. Management compensates for these limitations by relying on our results reported under IFRS as issued by IASB in addition to using EBITDA supplementally.

We define “Free Cash Flow” as net cash flows (used in)/from operating activities less capital expenditures and change in restricted cash. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments and to service our debt. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows (used in)/from operating activities.

EBITDA and Free Cash Flow are non-IFRS measures and are not a substitute for IFRS measures in assessing our overall financial performance. Because EBITDA and Free Cash Flow are not measurements determined in accordance with IFRS, and are susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. You should not consider EBITDA and Free Cash Flow in isolation, or as a substitute for an analysis of our results as reported on our consolidated financial statements appearing elsewhere in this prospectus.

Set forth below is a reconciliation of EBITDA to net loss attributable to owners of the parent and a reconciliation of Free Cash Flow to net cash flows (used in)/from operating activities, in each case, for the periods presented:

EBITDA:

	Year ended December 31,
	2013	2014	2015	2016	2017
	(in € millions)
Net loss attributable to owners of the parent	(63)	(188)	(230)	(539)	(1,235)
Finance income/(costs)—net	(37)	(9)	(10)	186	855
Income tax expense	2	6	5	4	2
Depreciation and amortization	10	19	30	38	54

EBITDA	(88)	(172)	(205)	(311)	(324)

Free Cash Flow:

	Year ended December 31,
	2013	2014	2015	2016	2017
	(in € millions)
Net cash flows (used in)/from operating activities	(25)	(74)	(38)	101	179
Capital expenditures	(34)	(16)	(44)	(27)	(36)
Change in restricted cash	—	(4)	(10)	(1)	(34)

Free Cash Flow	(59)	(94)	(92)	73	109

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Historical Financial Information and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis reflects our historical results of operations and financial position, and, except as otherwise indicated below, does not give effect to the completion of this registration. This discussion contains forward-looking statements based upon current plans, expectations, and beliefs involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and in other parts of this prospectus.

Overview

Our mission is to unlock the potential of human creativity by giving a million creative artists the opportunity to live off their art and billions of fans the opportunity to enjoy and be inspired by these creators.

When we launched our Service in 2008, music industry revenues had been in decline, with total global recorded music industry revenues falling from $23.8 billion in 1999 to $16.9 billion in 2008. Growth in piracy and digital distribution were disrupting the industry. People were listening to plenty of music, but the market needed a better way for artists to monetize their music and consumers needed a legal and simpler way to listen. We set out to reimagine the music industry and to provide a better way for both artists and consumers to benefit from the digital transformation of the music industry. Spotify was founded on the belief that music is universal and that streaming is a more robust and seamless access model that benefits both artists and music fans.

We are the largest global music streaming subscription service. With a presence in 65 countries and territories and growing as of March 14, 2018, our platform includes 159 million MAUs and 71 million Premium Subscribers as of December 31, 2017, which we believe is nearly double the scale of our closest competitor, Apple Music.

Our Users are highly engaged. We currently monetize our Service through both subscriptions and advertising. Our Premium Subscribers have grown 46% year-over-year as of December 31, 2017 to 71 million. Our 159 million MAUs have grown 29% year-over-year as of December 31, 2017. The Premium Service and Ad-Supported Service live independently, but thrive together. Our Ad-Supported Service serves as a funnel, driving more than 60% of our total gross added Premium Subscribers since we began tracking this data in February 2014. With a 51% increase in revenue from our Ad-Supported Service from 2015 to 2016 and 41% increase in revenue from our Ad-Supported Service from 2016 to 2017, we believe our Ad-Supported Service is a strong and viable stand-alone product with considerable long-term opportunity for growth in Ad-Supported Users and revenue. Ad-Supported Users, Premium Subscribers, and revenue have continued to grow since inception. Along with this growth, gross margin has fluctuated with an upward trend, but we have had increases in our operating losses. However, our operating losses have been decreasing as a percentage of revenue over time as revenue growth has outpaced operating losses. We plan to continue to invest in adding both Premium Subscribers and Ad-Supported Users in order to increase our revenues, decrease our operating losses, and eventually reach profitability. However, there can be no guarantee as to when we will eventually reach profitability, if at all.

How We Generate Revenue

We operate and manage our business in two reportable segments—Premium and Ad-Supported. We identify our reportable segments based on the organizational units used by management to monitor performance and make operating decisions. See Note 6 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding our reportable segments.

Premium

Our Premium Service provides Premium Subscribers with unlimited online and offline high-quality streaming access to our catalog. In addition to accessing our catalog on computers, tablets, and mobile devices, Users can connect through speakers, receivers, televisions, cars, game consoles, and smart watches. The Premium Service offers a commercial-free music experience.

We generate revenue for our Premium segment through the sale of Premium Services. Premium Services are sold directly to end Users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from the end User.

We offer a variety of subscription pricing plans for our Premium Service, including our standard plan, Family Plan, and Student Plan, to appeal to Users with different lifestyles and across various demographics and age groups. Our pricing varies by plan and is adapted to each local market to align with consumer purchasing power, general cost levels, and willingness to pay for a music service. Our Family Plan consists of one primary Premium Subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan subscription.

In addition, as we have entered into new markets where recurring subscription services are less common, we have expanded our subscription products to include prepaid options and durations other than monthly (both longer and shorter durations), as well as expanded both online and offline payment options.

Premium partner services are priced on a per-subscriber rate in a negotiated agreement and may include minimum guarantees for the number of subscriptions that will be purchased from us.

Revenue for our Premium segment also is a function of the number of Premium Subscribers who use our Premium Service. As of December 31, 2015, 2016 and 2017, we had approximately 28 million, 48 million, and 71 million Premium Subscribers, respectively. New Premium Subscribers are sourced primarily from the conversion of our Ad-Supported Users to Premium Subscribers. Through both our online platform and external marketing efforts, we engage our Ad-Supported Users by highlighting key features that encourage conversion to our subscription offerings. These efforts include product links, campaigns targeting existing Users, and performance marketing across leading social media platforms. Additionally, new Premium Subscriber growth is driven by the success of converting Users from our bi-annual trial campaigns to full-time Premium Subscribers. These bi-annual trial campaigns typically offer our Premium Service free or at a discounted price for a period of time and accounted for approximately 27%, 23%, and 20% of total gross added Premium Subscribers for the years ended December 31, 2015, 2016, and 2017, respectively.

The rate of net growth in Premium Subscribers also is affected by our ability to retain our existing Premium Subscribers and the mix of subscription pricing plans. We have increased retention over time, as new features and functionality have led to increased User engagement and satisfaction. From a product perspective, while the launches of our Family Plan and our Student Plan have decreased Premium ARPU (as further described below) due to the lower price points per Premium Subscriber for these Premium pricing plans, each of these Plans has helped improve retention across the Premium Service. As a result, while Premium ARPU declined by 9% from 2015 to 2016 and 14% from 2016 to 2017, in part due to the launch of the Family Plan in 2016, Premium Churn declined by 1.1% from 7.7% in 2015 to 6.6% in 2016 and declined by an additional 1.1% from 6.6% in 2016 to 5.5% in 2017. With the growth in higher retention products, such as our Family Plan and Student Plan, we believe these trends will continue in the future.

Our platform is built to work across multiple devices, including smartphones, desktops, cars, game consoles, and in-home devices. We have found that Premium Subscribers who access our Service over multiple devices have higher engagement and lower Premium Churn, which increases their expected lifetime value to Spotify.

Ad-Supported

Our Ad-Supported Service has no subscription fees and provides Ad-Supported Users with limited on-demand online access to our catalog on their computers and tablets and shuffle-only access (i.e., without being able to specifically select a track) on compatible mobile devices. It serves as both a Premium Subscriber acquisition channel and a robust option for Users who are unable or unwilling to pay a monthly subscription fee but still want to enjoy access to a wide variety of high-quality music and other content. We generate revenue for our Ad-Supported segment from the sale of display, audio, and video advertising delivered through advertising impressions. We generally enter into arrangements with advertising agencies that purchase advertising on our platform on behalf of the agencies’ clients. These advertising arrangements typically specify the type of advertising product, pricing, insertion dates, and number of impressions in a stated period. Revenue for our Ad-Supported segment is comprised primarily of the number and hours of engagement of our Ad-Supported Users and our ability to provide innovative advertising products that are relevant to our Ad-Supported Users and enhance returns for our advertising partners. Our advertising strategy centers on the belief that advertising products that are based in music and are relevant to the Ad-Supported User can enhance Ad-Supported Users’ experiences and provide even greater returns for advertisers. Offering advertisers additional ways to purchase advertising on a programmatic basis is a key way that we intend to expand our portfolio of advertising products and enhance advertising revenue. Furthermore, we continue to focus on analytics and measurement tools to evaluate, demonstrate, and improve the effectiveness of advertising campaigns on our platform.

Revenue from our Ad-Supported segment also will be impacted by the demographic profile of our Ad-Supported Users, our ability to enable advertisers to reach their target audience with relevant advertising and in the geographic markets in which we operate. A large percentage of our Ad-Supported Users are between 18 and 34 years old. This is a highly sought-after demographic that has traditionally been difficult for advertisers to reach. By offering advertisers increased “self-serve options,” we expect to improve the efficiency and scalability of our advertising platform. Additionally, we believe that our largest markets, including Europe and North America, are among the top advertising markets globally. We believe there is a large opportunity to grow Users and gain market share from traditional terrestrial radio. In the United States alone, traditional terrestrial radio is a $14 billion market, according to BIA/Kelsey. The total global radio advertising market is approximately $28 billion in revenue, according to Magna Global. However, our continuing expansion into new geographic markets will present monetization challenges. Monetizing our Ad-Supported User base has historically been, and is expected to remain, more challenging in our two fastest growing regions, Latin America and the rest of the world, compared to Europe and North America.

Components of our Operating Results

Cost of Revenue. Cost of revenue consists predominantly of royalty and distribution costs related to content streaming. We incur royalty costs, which we pay to certain music record labels, publishers, and other rights holders, for the right to stream music to our Users. Royalties are typically calculated monthly based on the combination of a number of different elements. Generally, Premium Service royalties are based on the greater of a percentage of revenue and a per User amount, while royalties for the Ad-Supported Service are based on the greater of a percentage of revenue and an amount for each time a sound recording and musical composition is streamed. We have negotiated lower per User amounts for our lower priced subscription plans such as Family Plan and Student Plan Users. In our agreements with certain record labels, the percentage of revenue used in the calculation of royalties is generally dependent upon certain targets being met. The targets can include measures such as the number of Premium Subscribers, the ratio of Ad-Supported Users to Premium Subscribers, and/or the rates of Premium Subscriber churn. We are effectively currently meeting the targets and consequently we are generally paying the lowest percentage of revenue possible per the agreements. In addition, royalty rates vary by country. Some of our royalty agreements require that royalty costs be paid in advance or are subject to minimum guaranteed amounts. For the majority of royalty agreements incremental costs incurred due to un-recouped advances and minimum guarantees have not been significant to date. We also have certain so-called most favored nation royalty agreements, which require us to record additional costs if certain material contract terms are not as favorable as the terms we have agreed to with similar licensors.

In 2017, we entered into licensing agreements with Universal Music Group, Sony Music Entertainment, Warner Music Group, and with Merlin, among others. Our cost of revenue and gross margins have benefited from the terms of the new licensing agreements.

Cost of revenue also includes credit card and payment processing fees for subscription revenue, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs, as well as amounts incurred to produce content for our Service.

Additionally, cost of revenue includes discounted trial costs related to our bi-annual trial programs. While we believe our trial programs help drive incremental revenue and gross margins as Users convert to full-time Premium Subscribers, these trial programs, which typically begin in the last month of the second and fourth quarters of each year, lead to decreases in gross margins in the first and third quarter of each year as we absorb the promotional expenses of the discounted trial offers.

Research and Development. We invest heavily in research and development in order to drive User engagement and customer satisfaction on our platform, which we believe helps to drive organic growth in new MAUs, which in turn drives additional growth in, and better retention of, Premium Subscribers, as well as increased advertising opportunities to Ad-Supported Users. We aim to design products and features that create and enhance User experiences, and new technologies are at the core of many of these opportunities. Research and development expenses were 7%, 7%, and 10% of our total revenue in each of 2015, 2016 and 2017, respectively, and are expected to continue to increase as a percentage of revenue. Expenses primarily comprise costs incurred for development of products related to our platform and Service, as well as new advertising products and improvements to our mobile application and desktop application, and streaming services. The costs incurred include related facility costs, consulting costs, and employee compensation and benefits costs. We expect engineers to represent a significant portion of our employees over the foreseeable future.

Many of our new products and improvements to our platform require large investments and involve substantial time and risks to develop and launch. Some of these products may not be well received or may take a long time for Users to adopt. As a result, the benefits of our research and development investments may be difficult to forecast.

Sales and Marketing. Sales and marketing expenses primarily comprise employee compensation and benefits, events and trade shows, public relations, branding, consulting expenses, customer acquisition costs, advertising, the cost of working with music record labels, publishers, songwriters, and artists to promote the availability of new releases on our platform, and the costs of providing free trials of Premium Services. Expenses included in the cost of providing free trials are derived primarily from per User royalty fees determined in accordance with the rights holder agreements.

General and Administrative. General and administrative expenses are comprised primarily of employee compensation and benefits for functions such as finance, accounting, analytics, legal, human resources, consulting fees, and other costs including facility and equipment costs. After this registration, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, NYSE listing fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees, and similar expenses. We also expect to recognize certain non-recurring costs as part of our transition to a publicly traded company, consisting of professional fees and other expenses. As part of our direct listing, these fees will be expensed in the period incurred and not deducted from net proceeds to the issuer as they would be in an initial public offering. We expect to incur €2 million in auditors’ fees and €3 million in legal fees and expenses. In the quarter that our direct listing becomes effective, we expect to incur approximately €29 million in fees from the financial advisers for our direct listing.

Key Performance Indicators

MAUs

We track MAUs as an indicator of the size of the audience engaged with our Service. We define MAUs as the total count of Ad-Supported Users and Premium Subscribers that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated. Reported MAUs may overstate the number of unique individuals who actively use our Service within a thirty-day period as one individual may register for, and use, multiple accounts. Additionally, fraud and unauthorized access to our Service may contribute, from time to time, to an overstatement of MAUs, if undetected. Fraudulent accounts typically are created by bots to inflate content licensing payments to individual rights holders. We strive to detect and minimize these fraudulent accounts. See “Risk Factors—Risks Related to Our Business—Our User metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business,” “—We are at risk of artificial manipulation of stream counts and failure to effectively manage and remediate such fraudulent streams could have an adverse impact on our business, operating results, and financial condition. Fraudulent streams and potentially associated fraudulent User accounts or artists may cause us to overstate key performance indicators, which once discovered, corrected, and disclosed, could undermine investor confidence in the integrity of our key performance indicators and could cause our stock price to drop significantly,” and “—We are at risk of attempts at unauthorized access to our Service, and failure to effectively prevent and remediate such attempts could have an adverse impact on our business, operating results, and financial condition. Unauthorized access to our Service may cause us to misstate key performance indicators, which once discovered, corrected, and disclosed, could undermine investor confidence in the integrity of our key performance indicators and could cause our stock price to drop significantly.”

The table below sets forth our MAUs as of December 31, 2015, 2016, and 2017.

	As of December 31,			Change
	2015	2016	2017	2015 to 2016		2016 to 2017
	(in millions, except percentages)
MAUs	91	123	159	32	36%	36	29%

MAUs were 159 million as of December 31, 2017 and 123 million as of December 31, 2016. This represented an increase of 29% and 36% from the preceding fiscal year, respectively. The increase in MAUs benefited from our continued investment in driving the rapid growth of our Service, both through geographic expansion and consumer marketing. The increase also benefited from continued investment in content and features on our platform, including featured playlists, artist marketing campaigns, and original content to drive increased User engagement and customer satisfaction. MAUs were positively impacted by an increase in Premium Subscribers, as noted below.

Premium Subscribers

We define Premium Subscribers as Users that have completed registration with Spotify and have activated a payment method for Premium Service. Our Premium Subscribers include all registered accounts in our Family Plan. Our Family Plan consists of one primary subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan Subscription. Premium Subscribers includes subscribers in a grace period of up to 30 days after failing to pay their subscription fee.

The table below sets forth our Premium Subscribers as of December 31, 2015, 2016, and 2017.

	As of December 31,			Change
	2015	2016	2017	2015 to 2016		2016 to 2017
	(in millions, except percentages)
Premium Subscribers	28	48	71	20	71%	23	46%

Premium Subscribers were 71 million as of December 31, 2017 and 48 million as of December 31, 2016. This represented an increase of 46% and 71% from the preceding fiscal year, respectively. Our bi-annual global summer and holiday campaigns contributed 20% and 23% of gross added Premium Subscribers during 2017 and 2016, respectively. Further, the launch of the revamped Family Plan in 2016 resulted in another 31% and 22% of total gross added Premium Subscribers during 2017 and 2016, respectively.

Ad-Supported MAUs

We define Ad-Supported MAUs as the total count of Ad-Supported monthly active users that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated.

The table below sets forth our Ad-Supported MAUs as of December 31, 2015, 2016, and 2017.

	As of December 31,			Change
	2015	2016	2017	2015 to 2016		2016 to 2017
	(in millions, except percentages)
Ad-Supported MAUs	64	77	92	13	21%	15	19%

Ad-Supported MAUs were 92 million as of December 31, 2017 and 77 million as of December 31, 2016. This represented an increase of 19% and 21% from the preceding fiscal year, respectively. Growth in Ad-Supported MAUs benefited from our continued investment in driving the rapid growth of our Ad-Supported Service, both through geographic expansion and consumer marketing. The increase also benefited from continued investment in content and features on our platform, including featured playlists, artist marketing campaigns, and original content to drive increased Ad-Supported User engagement and customer satisfaction.

Premium ARPU

Premium ARPU is a monthly measure defined as Premium revenue recognized in the quarter indicated divided by the average daily Premium Subscribers in such quarter, which is then divided by three months. Annual figures are calculated by averaging Premium ARPU for the four quarters in such fiscal year.

The table below sets forth our average Premium ARPU for the years ended December 31, 2015, 2016, and 2017.

	Year ended December 31,			Change
	2015	2016	2017	2015 to 2016		2016 to 2017
Premium ARPU	€6.84	€6.20	€5.32	(0.64)	(9)%	(0.88)	(14)%

For the years ended December 31, 2017 and 2016, Premium ARPU was €5.32 and €6.20, respectively. This represented a decrease of 14% and 9% from the preceding fiscal years. The decreases were due principally to growth of the Family Plan and movements in foreign exchange rates.

The table below sets forth our average Premium ARPU for the quarters ended December 31, 2015, 2016, and 2017.

	Three months ended December 31,			Change
	2015	2016	2017	2015 to 2016		2016 to 2017
Premium ARPU	€7.06	€6.00	€5.24	(1.06)	(15)%	(0.76)	(13)%

For the quarters ended December 31, 2017 and 2016, Premium ARPU was €5.24 and €6.00, respectively. This represented a decrease of 13% and 15% from the preceding fiscal year quarters ended December 31. The decreases were due principally to growth of the Family Plan and movements in foreign exchange rates.

Premium Churn

Premium Churn is a monthly measure defined as Premium Subscriber cancellations in the quarter indicated divided by the average number of daily Premium Subscribers in such quarter, which is then divided by three months. Annual figures are calculated by averaging Premium Churn for the four quarters in such fiscal year.

The table below sets forth our Premium Churn for the years ended December 31, 2015, 2016, and 2017.

	Year ended December 31,			Change
	2015	2016	2017	2015 to 2016	2016 to 2017
Premium Churn	7.7%	6.6%	5.5%	(1.1)	(1.1)

For the years ended December 31, 2017 and 2016, our Premium Churn was 5.5% and 6.6%, respectively. This represented a 1.1% decrease from each of the preceding fiscal years. The decreases were due principally to the increase in Family Plan subscribers, which consists of one primary subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan Subscription, and Student Plan subscribers, who have higher retention rates, and the increasing maturity of the Premium Subscriber base.

The table below sets forth our Premium Churn for the quarters ended December 31, 2015, 2016, and 2017.

	Three months ended December 31,			Change
	2015	2016	2017	2015 to 2016	2016 to 2017
Premium Churn	7.5%	6.0%	5.1%	(1.5)	(0.9)

For the quarters ended December 31, 2017 and 2016, our Premium Churn was 5.1% and 6.0%, respectively. This represented a 0.9% and 1.5% decrease from the preceding fiscal year quarters ended December 31. The decreases were due principally to the increase in Family Plan subscribers, which consists of one primary subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan Subscription, and Student Plan subscribers, who have higher retention rates, and the increasing maturity of the Premium Subscriber base.

Content Hours

Content Hours are the aggregate number of hours Users spent consuming audio and video content on Spotify for the period indicated.

The table below sets forth our content hours (in billions) for the years ended December 31, 2015, 2016, and 2017.

	Year ended December 31,			Change
	2015	2016	2017	2015 to 2016		2016 to 2017
Content Hours	17.4	26.7	40.3	9.3	53%	13.6	51%

For the years ended December 31, 2017 and 2016, our Users streamed 40.3 billion and 26.7 billion hours of Spotify content, respectively. This represented an increase of 51% and 53% as compared to the preceding fiscal years. The increases were due principally to an increase in our User base as a result of our continued investment in driving the rapid growth of our Service, both through geographic expansion and consumer marketing.

The table below sets forth our content hours (in billions) for the quarters ended December 31, 2015, 2016, and 2017.

	Three months ended December 31,			Change
	2015	2016	2017	2015 to 2016		2016 to 2017
Content Hours	5.1	7.7	11.4	2.6	51%	3.7	48%

For the quarters ended December 31, 2017 and 2016, our Users streamed 11.4 billion and 7.7 billion hours of Spotify content, respectively. This represented an increase of 48% and 51% as compared to the preceding fiscal year quarters ended December 31. The increases were due principally to an increase in our User base as a result of our continued investment in driving the rapid growth of our service, both through geographic expansion and consumer marketing.

Results of Operations

Revenue

	Year ended December 31,			Change
	2015	2016	2017	2015 to 2016		2016 to 2017
	(in € millions, except percentages)
Premium	1,744	2,657	3,674	913	52%	1,017	38%
Ad-Supported	196	295	416	99	51%	121	41%

Total	1,940	2,952	4,090	1,012	52%	1,138	39%

Premium revenue

For the years ended December 31, 2016 and 2017, Premium revenue comprised 90% of our total revenue. For the year ended December 31, 2017 as compared to 2016, Premium revenue increased €1,017 million or 38%. The increase was attributable primarily to a 46% increase in Premium Subscribers, partially offset by a decrease in Premium ARPU of 14% in each case, as noted above.

For the years ended December 31, 2016 and 2015, Premium revenue comprised 90% of our total revenue. For the year ended December 31, 2016 as compared to 2015, Premium revenue increased €913 million or 52%. The increase was attributable primarily to a 71% increase in Premium Subscribers, partially offset by a decrease in Premium ARPU of 9% in each case, as noted above.

Ad-Supported revenue

For the year ended December 31, 2017 as compared to 2016, Ad-Supported revenue increased €121 million or 41%. This increase was due primarily to a 31% increase in the number of impressions sold, driven largely by the growth in our programmatic channel (i.e., impressions sold using an automated online platform), which accounted for 49% of sold impressions and grew revenue 100% year over year, accounting for 18% of our Ad-Supported revenue. Ad-Supported revenue growth also was driven by a 7% increase in the average rate per impression, as our premium video offerings outpaced overall growth, growing 74% and reaching 29% of Ad-Supported revenue.

For the year ended December 31, 2016 as compared to 2015, Ad-Supported revenue increased €99 million or 51%. This increase was due primarily to a 50% increase in average rate per impression based on the product mix sold during the year, as the number of impressions sold was approximately flat with the previous year. We curtailed the number of desktop impressions in order to promote mobile formats (which account for nearly 50% of Ad-Supported revenue) and higher value desktop placements. Growth of programmatic impressions offset the decline in desktop impressions.

Cost of revenue

	Year ended December 31,			Change
	2015	2016	2017	2015 to 2016		2016 to 2017
	(in € millions, except percentages)
Premium	1,487	2,221	2,868	734	49%	647	29%
Ad-Supported	227	330	373	103	45%	43	13%

Total	1,714	2,551	3,241	837	49%	690	27%

Premium cost of revenue

For the year ended December 31, 2017 as compared to 2016, Premium cost of revenue increased €647 million, or 29%, and Premium cost of revenue as a percentage of Premium revenue decreased from 84% to 78%. This decrease in cost of revenue as a percentage of Premium revenue was driven largely by a reduction in content costs pursuant to new licensing agreements. The increase in cost of revenue was driven primarily by the increase in new Premium Subscribers, which led to higher royalty and streaming delivery costs of €632 million and €35 million, respectively. Additionally, there was an increase of €9 million related to discounted trial costs. These increases were partially offset by a reduction in payment fees of €26 million.

For the year ended December 31, 2016 as compared to 2015, Premium cost of revenue increased €734 million, or 49%, and Premium cost of revenue as a percentage of Premium revenue decreased from 85% to 84%. This decrease in cost of revenue as a percentage of Premium revenue was driven largely by a higher proportion of discounted trial costs in the prior year. The increase in cost of revenue was driven primarily by the increase in content costs related to the increase in new Premium Subscribers, a €27 million provision for legal disputes with certain rights holders, and an increase of €18 million related to discounted trial costs. In addition, we had an increase of €11 million in other costs of revenue, such as payment processing fees and customer service centers, due to our growing Premium Subscriber base.

Ad-Supported cost of revenue

For the year ended December 31, 2017 as compared to 2016, Ad-Supported cost of revenue increased €43 million, or 13%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue decreased from 112% to 90%. This decreased percentage was driven largely by a reduction in content costs pursuant to new licensing agreements. The increase in cost of revenue was driven primarily by the increase in new Ad-Supported MAUs, which led to higher royalty and streaming delivery costs of €30 million and €5 million, respectively.

For the year ended December 31, 2016 as compared to 2015, Ad-Supported cost of revenue increased €103 million, or 45%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue decreased from 116% to 112%. The decreased percentage was driven largely by the impact of reduced streaming delivery costs as a percentage of revenue. The increase in cost of revenue was driven primarily by the increase in content cost of €68 million related to the increase in new Ad-Supported MAUs and a €18 million provision for legal disputes with certain rights holders. In addition, we had an increase of €10 million in other costs of revenue, which include the costs of our customer service centers due to our growing Ad-Supported User base.

Gross profit/(loss) and gross margin

	Year ended December 31,			Change
	2015	2016	2017	2015 to 2016		2016 to 2017
	(in € millions, except percentages)
Gross profit/(loss)
Premium	257	436	806	179	70%	370	85%
Ad-Supported	(31)	(35)	43	(4)	13%	78	223%

Consolidated	226	401	849	175	77%	448	112%

Gross margin
Premium	15%	16%	22%
Ad-Supported	(16)%	(12)%	10%
Consolidated	12%	14%	21%

Premium gross profit/(loss) and gross margin

For the year ended December 31, 2017 as compared to 2016, Premium gross profit increased by €370 million and Premium gross margin increased from 16% to 22%. The increase was due to growth in revenue that outpaced the growth in content costs, due primarily to a decrease in content costs pursuant to new licensing agreements.

For the year ended December 31, 2016 as compared to 2015, Premium gross profit increased by €179 million and Premium gross margin increased from 15% to 16%. The increase was driven largely by a reduction in discounted trial costs as a percentage of revenue.

Ad-Supported gross profit/(loss) and gross margin

For the year ended December 31, 2017 as compared to 2016, Ad-Supported gross loss changed by €78 million to a gross profit of €43 million, and Ad-Supported gross margin improved from (12)% to 10%. The increase was due to growth in revenue that outpaced the growth in content costs, due primarily to a decrease in content costs pursuant to new licensing agreements.

For the year ended December 31, 2016 as compared to 2015, Ad-Supported gross loss increased by €4 million, and Ad-Supported gross margin improved from (16)% to (12)%. The increase was due primarily to reduced streaming delivery costs as a percentage of revenue.

Consolidated operating expenses

Research and development

	Year ended December 31,			Change
	2015	2016	2017	2015 to 2016		2016 to 2017
	(in € millions, except percentages)
Research and development	136	207	396	71	52%	189	91%
As a percentage of revenue	7%	7%	10%

For the year ended December 31, 2017 as compared to 2016, research and development costs increased €189 million, or 91%, as we continually enhance our platform in order to retain and grow our User base. The increase was due primarily to an increase in personnel-related costs of €131 million and facilities costs of €27 million, resulting from an increased headcount and leased office space to support our growth as compared to the prior fiscal year. The increase in personnel-related costs was due primarily to increased salaries of €68 million, social costs of €48 million, and share-based payments of €5 million.

For the year ended December 31, 2016 as compared to 2015, research and development costs increased €71 million, or 52%. The increase was due primarily to an increase in personnel-related costs of €46 million and facilities costs of €14 million, resulting from an increased headcount and leased office space to support our growth as compared to the prior fiscal year.

Sales and marketing

	Year ended December 31,			Change
	2015	2016	2017	2015 to 2016		2016 to 2017
	(in € millions, except percentages)
Sales and marketing	219	368	567	149	68%	199	54%
As a percentage of revenue	11%	12%	14%

For the year ended December 31, 2017 as compared to 2016, sales and marketing expense increased €199 million, or 54%. The increase was due primarily to incremental advertising costs of €120 million for campaigns in existing markets, as well as new markets related to our continued international expansion. There also was an increase in personnel-related costs of €48 million and facilities costs of €39 million, each resulting from increased headcount and leased office space compared to the prior fiscal year to support our growth. The increase in personnel-related costs was due primarily to increased salaries of €25 million, social costs of €15 million, and share-based payments of €5 million.

For the year ended December 31, 2016 as compared to 2015, sales and marketing expense increased €149 million, or 68%. The increase was due primarily to incremental advertising costs of €53 million for marketing spend and promotional campaigns in existing markets, as well as new markets related to our continued international expansion. Further, there was an increase in the cost of providing free trials of €15 million. There also was an increase in personnel-related costs of €32 million and facilities costs of €7 million, each resulting from increased headcount and leased office space compared to the prior fiscal year to support our growth.

General and administrative

	Year ended December 31,			Change
	2015	2016	2017	2015 to 2016		2016 to 2017
	(in € millions, except percentages)
General and administrative	106	175	264	69	65%	89	51%
As a percentage of revenue	5%	6%	6%

For the year ended December 31, 2017 as compared to 2016, general and administrative expense increased €89 million or 51%. The increase was due primarily to an increase in personnel-related costs of €63 million and facilities costs of €20 million, each resulting from increased headcount and leased office space compared to the prior fiscal year to support our growth. The increase in personnel-related costs was due primarily to increased social costs of €40 million and salaries of €19 million. We also experienced an increase in legal and other administrative costs of €15 million compared to the prior fiscal year due to increased litigation, consulting costs related to public company readiness objectives, and new systems implementations. These costs were offset by a decrease in bad debt expense of €15 million.

For the year ended December 31, 2016 as compared to 2015, general and administrative expense increased €69 million or 65%. The increase was due primarily to an increase in personnel-related costs of €20 million resulting from an increased headcount compared to the prior fiscal year. We also experienced an increase in legal and other administrative costs of €22 million compared to the prior fiscal year due to increased litigation and consulting costs related to public company readiness objectives. Further, we had an increase in bad debt expense of €15 million.

Finance income

Finance income consists of fair value adjustment gains on financial instruments, interest income earned on our cash and cash equivalents, short term investments, and foreign currency gains.

	Year ended December 31,			Change
	2015	2016	2017	2015 to 2016		2016 to 2017
	(in € millions, except percentages)
Finance income	36	152	118	116	322%	(34)	(22)%
As a percentage of revenue	2%	5%	3%

For the year ended December 31, 2017 as compared to 2016, finance income decreased by €34 million. The decrease in finance income was due primarily to lower foreign exchange gains on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency of €124 million. This was partially offset by an increase in fair value gains on our contingent options of €74 million and interest income of €14 million due to the full-year effect on our short term investments.

For the year ended December 31, 2016 as compared to 2015, finance income increased by €116 million. The increase in finance income was due primarily to foreign exchange gains on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency of €116 million, due principally to investing the proceeds of the Convertible Notes in U.S. Dollar denominated short term investments.

Finance costs

Finance costs consist of fair value adjustment losses on financial instruments, interest on our lease financing obligations, and foreign currency losses.

	Year ended December 31,			Change
	2015	2016	2017	2015 to 2016		2016 to 2017
	(in € millions, except percentages)
Finance costs	(26)	(336)	(974)	(310)	NM	(638)	190%
As a percentage of revenue	(1)%	(11)%	(24)%

For the year ended December 31, 2017 as compared to 2016, finance costs increased by €638 million due primarily to the issuance of the Convertible Notes in April 2016, which are accounted for at fair value with any changes in fair value recorded in the statement of operations. Due to the implicit interest rate and an increase in the value of ordinary shares, the expense recorded for the Convertible Notes increased by €279 million as compared to 2016. The expense recorded for outstanding warrants increased by €255 million due to the increase in the value of ordinary shares and the issuance of additional warrants in July 2017. Additionally, foreign exchange losses on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency increased by €105 million.

For the year ended December 31, 2016 as compared to 2015, finance costs increased by €310 million due primarily to the issuance of the Convertible Notes in April 2016, which were accounted for at fair value with any changes in fair value recorded in the statement of operations. Due to the implicit interest rate and an increase in the value of ordinary shares, the expense recorded for the Convertible Notes was €245 million. The expense recorded for the warrants issued in October 2016 was €7 million due to the increase in the value of ordinary shares. We also experienced an increase of €27 million in expense on our contingent options due to the quarterly movement in the fair value of our ordinary shares during the period. Additionally, foreign exchange losses on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency increased by €27 million.

Net loss attributable to owners of the parent

	Year ended December 31,			Change
	2015	2016	2017	2015 to 2016		2016 to 2017
	(in € millions, except percentages)
Net loss attributable to owners of the parent	(230)	(539)	(1,235)	(309)	134%	(696)	129%

For the year ended December 31, 2017 as compared to 2016, net loss attributable to owners of the parent increased by €696 million, an increase of 129%, due to the factors stated above.

For the year ended December 31, 2016 as compared to 2015, net loss attributable to owners of the parent increased by €309 million, an increase of 134%, due to the factors stated above.

EBITDA

	Year ended December 31,			Change
	2015	2016	2017	2015 to 2016		2016 to 2017
	(in € millions, except percentages)
EBITDA	(205)	(311)	(324)	(106)	52%	(13)	4%
As a percentage of revenue	(11)%	(11)%	(8)%

For the year ended December 31, 2017 as compared to 2016, EBITDA loss increased by €13 million or 4%. This increase was due primarily to an increase in our operating losses of €29 million offset by an increase in depreciation and amortization of €16 million. For a discussion of the limitations associated with using EBITDA rather than IFRS measures and a reconciliation of EBITDA to net loss, see “Selected Historical Financial Information and Other Data.”

For the year ended December 31, 2016 as compared to 2015, EBITDA loss increased by €106 million or 52%. This increase was due primarily to an increase in our operating losses of €114 million. For a discussion of the limitations associated with using EBITDA rather than IFRS measures and a reconciliation of EBITDA to net loss, see “Selected Historical Financial Information and Other Data.”

Seasonality

Our results reflect the effects of our bi-annual trial programs, in addition to seasonal trends in User behavior and, with respect to our Ad-Supported Service, advertising behavior. Historically, Premium Subscriber growth accelerates when we run bi-annual trial programs in the summer and winter, which typically begin in the last month of the second and fourth quarters. This leads to decreases in gross margin in the first and third quarter of each year, as we absorb the promotional expenses of discounted trial offers.

For our Ad-Supported Service, we experience higher advertising revenues in the fourth quarter of each calendar year due to greater advertising demand during the holiday season. However, in the first quarter of each calendar year, we typically experience a seasonal decline in advertising revenue due to reduced advertiser demand. The rapid growth in our business to date has somewhat masked these trends. In the future, we expect these trends to become more pronounced.

Other than as disclosed here and elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events since December 31, 2017 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Quarterly Results of Operations

The following unaudited quarterly consolidated statements of operations for the eight quarters in the period ended December 31, 2017 have been prepared on a basis consistent with our audited annual consolidated financial statements and include, in the opinion of management, all normal recurring adjustments necessary for the fair statement of the financial information contained in those statements. The following unaudited consolidated quarterly financial data should be read in conjunction with our annual consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three months ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
	(in € millions, except share and per share amounts)
	(unaudited)
Revenue	619	714	747	872	902	1,007	1,032	1,149
Premium	566	643	673	775	828	904	923	1,019
Ad-Supported	53	71	74	97	74	103	109	130
Cost of revenue	588	610	634	719	797	775	802	867
Premium	508	531	560	622	710	686	711	761
Ad-Supported	80	79	74	97	87	89	91	106

Gross profit	31	104	113	153	105	232	230	282
Research and development	42	52	51	62	80	95	98	123
Sales and marketing	63	95	84	126	110	146	138	173
General and administrative	31	48	44	52	54	70	67	73

	136	195	179	240	244	311	303	369

Operating loss	(105)	(91)	(66)	(87)	(139)	(79)	(73)	(87)
Finance income	—	31	3	118	27	41	14	36
Finance costs	(31)	(125)	(64)	(116)	(62)	(148)	(219)	(545)
Share in (losses)/earnings of associates and joint ventures	(1)	(1)	—	—	2	(1)	—	—

Finance income/(costs)—net	(32)	(95)	(61)	2	(33)	(108)	(205)	(509)

Loss before tax	(137)	(186)	(127)	(85)	(172)	(187)	(278)	(596)
Income tax expense/(benefit)	2	(1)	3	—	1	1	—	—

Net loss attributable to owners of the parent	(139)	(185)	(130)	(85)	(173)	(188)	(278)	(596)

Net loss per share attributable to owners of the parent Basic and diluted	€(0.95)	€(1.25)	€(0.87)	€(0.57)	€(1.15)	€(1.24)	€(1.84)	€(3.87)

Weighted-average ordinary shares outstanding Basic and diluted	146,274,795	147,673,648	149,669,252	149,826,818	150,149,327	151,069,953	151,289,732	154,126,524

Quarterly Trends

Revenue

Premium business revenue

Premium revenue has represented approximately 90% of total revenue for all of the periods presented. Our total revenues increased sequentially in each of the quarters presented. The continued increase was driven by the significant growth in our Premium Subscribers, as further described below. This was partially offset by a decline in Premium ARPU, as further described below.

Ad-Supported business revenue

Our Ad-Supported revenues increased in each of the quarters presented with the exception of a decrease in the quarter ended March 31, 2017 due to seasonality. Ad-Supported revenue was typically the highest in the fourth quarter of each year due to greater advertising demand during the holiday season. The increase in Ad-Supported revenue throughout the year ended December 31, 2017 was due primarily to increases in the number of impressions sold, driven largely by the growth in our programmatic channel. In the year ended December 31, 2016, there were quarterly increases in Ad-Supported revenue due primarily to increases in average rates per impression based on the product mix sold during the year. The number of impressions sold was consistent with the previous year. We curtailed the number of desktop impressions in order to promote mobile formats and higher value desktop placements.

Cost of revenue

Premium cost of revenue

Similar to our total revenues, our total cost of revenues increased in each of the quarters presented with the exception of the quarter ended June 30, 2017. The quarter ended June 30, 2017 decreased in comparison to the quarter ended March 31, 2017 due to charges of €32 million recorded in the first quarter of 2017 related to disputes with certain rights holders. The increase in cost of revenue in the year ended December 31, 2017 was less than the increase in Premium revenue as we entered into new licensing agreements with rights holders throughout the year. The increase in cost of revenue in the year ended December 31, 2016 was less than the increase in Premium revenue due to a reduction in discounted trial costs as a percentage of revenue. The quarter ended March 31, 2016 included charges of €16 million related to disputes with certain rights holders. The amount of discounted trial costs included in Premium cost of revenue for the quarters ending March 31, 2016, June 30, 2016, September 30, 2016, December 31, 2016, March 31, 2017, June 30, 2017, September 30, 2017, and December 31, 2017, was €24 million, €8 million, €27 million, €9 million, €33 million, €10 million, €27 million, and €7 million, respectively.

Ad-Supported cost of revenue

Since the quarter ended September 30, 2016, we have seen an increase in Ad-Supported cost of revenue resulting from Ad-Supported MAU growth in all periods presented. The increase in Ad-Supported MAUs has led to higher royalty and streaming delivery costs. The quarter ended June 30, 2017 was relatively flat in comparison to the quarter ended March 31, 2017 due to charges of €8 million recorded in the first quarter of 2017 related to disputes with certain rights holders. The quarter ended March 31, 2017 decreased in comparison to the quarter ended December 31, 2016 due to the seasonality of Ad-Supported revenue. The quarter ended September 30, 2016 decreased in comparison to the quarter ended June 30, 2016 due to a reduction in the amortization of certain non-music content as well as changes in the allocation of costs between Premium and Ad-Supported due to an increase in the content hours consumed by Premium Subscribers relative to Ad-Supported Users. The quarter ended March 31, 2016 included charges of €10 million related to disputes with certain rights holders.

Gross profit

Our gross profit increased in each of the quarters presented with the exception of each of the quarters ended March 31, 2017 and September 30, 2017. The increases in the other quarters were due principally to growth in revenue that outpaced the growth in content costs, due primarily to a decrease in content costs pursuant to new licensing agreements. Premium Subscriber growth accelerated due to bi-annual trial programs in the summer and winter, which began in the last month of the second and fourth quarters. This led to decreases in gross margin in the first and third quarters of each year, as we absorbed the promotional expenses of discounted trial offers. The quarters ended March 31, 2017 and March 31, 2016 were affected by charges of €40 million and €26 million related to disputes with certain rights holders respectively.

Research and development

Research and development expenses increased in each period presented, due to our continual enhancement of our platform in order to retain and grow our User base, with an exception for the quarter ended September 30, 2016, which remained relatively flat. The increases in all other quarterly periods were due principally to increases in personnel-related and facilities costs resulting from increased headcount and leased office space to support our growth.

Sales and marketing

Our sales and marketing spend increased in the second and fourth quarter of each year in line with our seasonal campaign offerings. The quarterly periods presented increased year over year due principally to incremental advertising and marketing spend and promotional campaigns in existing markets as well as new markets. There also were increases in personnel-related and facilities costs, each resulting from increased headcount and leased office space to support our growth for each of the quarterly periods presented.

General and administrative

Except for a decrease in the quarters ended September 30, 2016 and 2017, general and administrative expenses increased throughout the periods presented. The increases in all other quarterly periods were due principally to increases in personnel-related and facilities costs, resulting from increased headcount and leased office space to support our growth. We also experienced an increase in legal and other administrative costs due to increased litigation, consulting costs related to public company readiness objectives, new systems implementations, and commissions paid for new leases.

Finance income

There were no significant unusual movements in finance income, with the exception of the fourth quarter of 2016. In the fourth quarter of 2016, we recognized foreign exchange gains of €96 million on the remeasurement of monetary assets, principally our short term investments, due to advantageous movements between the U.S. Dollar and Euro exchange rate. The fair value gains recorded on our contingent options increased throughout the periods in line with the increase in the fair value of our ordinary shares. Additionally, there was an increase in interest income reflecting our increase in short term investments.

Finance costs

Finance costs trended higher over the periods presented due principally to the issuance of the Convertible Notes in second quarter of 2016 and the issuance of warrants in the fourth quarter of 2016 and the third quarter of 2017. These financial liabilities were accounted for at fair value with any changes in fair value recorded in the statement of operations. The fair value adjustments recorded on our Convertible Notes and warrants have increased throughout the periods in line with the increase in the fair value of our ordinary shares and the implicit interest of the Convertible Notes. Additionally, foreign exchange losses on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency increased, related principally to our U.S. Dollar short term investments.

Key Performance Indicators

	Three months ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
	(Unaudited)
Key Performance Indicators:
MAUs, in millions	96	104	113	123	132	138	149	159
Premium Subscribers, in millions	30	36	40	48	52	59	62	71
Ad-Supported MAUs, in millions	67	70	75	77	83	82	91	92
Premium ARPU	€6.38	€6.67	€5.76	€6.00	€5.46	€5.53	€5.06	€5.24
Content Hours, in billions	5.7	6.4	6.9	7.7	8.8	9.8	10.4	11.4
Premium Churn	6.9%	7.0%	6.4%	6.0%	5.5%	5.9%	5.7%	5.1%

Non-IFRS Financial Measures

We define EBITDA as net loss attributable to owners of the parent before finance income/(costs)—net, income tax expense, and depreciation and amortization. We believe EBITDA is useful to our management and investors as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls, and other factors that affect operating performance, and it removes the effect of items not directly resulting from our core operations. We believe that EBITDA also is useful to investors because this metric is frequently used by securities analysts, investors, and other interested parties in their evaluation of the operating performance of companies in the technology industry and other industries similar to ours. Our management also uses EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections. EBITDA has limitations as an analytical tool. EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, EBITDA is not intended to be a measure of discretionary cash to invest in the growth of our business, as it does not reflect tax payments, debt service requirements, capital expenditures, and certain other cash costs that may recur in the future. Management compensates for these limitations by relying on our results reported under IFRS as issued by IASB in addition to using EBITDA supplementally.

We define “Free Cash Flow” as net cash flows (used in)/from operating activities less capital expenditures and change in restricted cash. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments and to service our debt. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows (used in)/from operating activities.

EBITDA and Free Cash Flow are non-IFRS measures and are not a substitute for IFRS measures in assessing our overall financial performance. Because EBITDA and Free Cash Flow are not measurements determined in accordance with IFRS, and are susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. You should not consider EBITDA and Free Cash Flow in isolation, or as a substitute for an analysis of our results as reported on our consolidated financial statements appearing elsewhere in this prospectus.

Set forth below is a reconciliation of EBITDA to net loss attributable to owners of the parent and a reconciliation of Free Cash Flow to net cash flows (used in)/from operating activities, in each case, for the periods presented:

	Three months ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
	(unaudited)
EBITDA:
Net loss attributable to owners of the parent	(139)	(185)	(130)	(85)	(173)	(188)	(278)	(596)
Finance (income)/costs—net	32	95	61	(2)	33	108	205	509
Income tax expense/(benefit)	2	(1)	3	—	1	1	—	—
Depreciation and amortization	9	10	9	10	14	12	15	13

EBITDA	(96)	(81)	(57)	(77)	(125)	(67)	(58)	(74)

Free Cash Flow:
Net cash flows (used in)/from operating activities	10	90	4	(3)	93	72	(81)	95
Capital expenditures	(9)	(1)	(11)	(6)	(1)	(5)	(9)	(21)
Change in restricted cash	—	—	—	(1)	(28)	(8)	1	1

Free Cash Flow	1	89	(7)	(10)	64	59	(89)	75

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates.

The critical accounting estimates, assumptions, and judgments that we believe to have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

Premium Revenue

We generate revenue for our Premium segment from the sale of Premium Services. Premium Services are sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers.

Premium Services sold directly to end users are typically paid in advance. We satisfy our performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period.

We periodically provide discounted trial periods for Premium Services. Consideration received for the discounted trial periods is recognized in revenue on a straight-line basis over the term of the discounted trial period.

Premium Services sold through partners are recognized as revenue based on a per-subscriber rate in a negotiated partner agreement and may include minimum guarantees for the minimum amount that will be purchased from us. Under these arrangements, a Premium partner may bundle the Premium Service with its existing product offerings or offer the Premium Service as an add-on. We satisfy our performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. For partner agreements where the minimum guarantee is not met, revenue is constrained to the revenue amounts for the actual subscriptions sold in a given period. We therefore only recognize the associated revenue when it is highly probable that this will not result in a significant reversal of revenue when the uncertainty is resolved. We assess the facts and circumstances, including whether the partner is acting as a principal or agent, of all partner revenue arrangements and then recognizes revenues either gross or net. Premium partner services, whether recognized gross or net, have one material performance obligation being the delivery of our Premium Service.

Ad-Supported Revenue

We generate revenue for our Ad-Supported segment primarily through display, audio, and video advertising delivered through advertising impressions. We enter into arrangements with advertising agencies that purchase advertising on our platform on behalf of the agencies’ clients and directly with some large advertisers. These advertising arrangements are typically sold on a cost-per-thousand basis and are evidenced by an Insertion Order (“IO”) that specifies the terms of the arrangement such as the type of advertising product, pricing, insertion dates, and number of impressions in a stated period. Ad-Supported revenue is recognized upon delivery of impressions. IOs may include multiple performance obligations as they generally contain several different advertising products that each represent a separately identifiable promise within the contract. For such arrangements, we allocate Ad-Supported revenue to each performance obligation on a relative stand-alone selling price basis. We determine stand-alone selling prices based on the prices charged to customers. We also may offer cash rebates to advertising agencies based on the volume of advertising inventory purchased. These rebates are estimated based on historical data and projected spend and result in a reduction of revenue recognized.

Additionally, we generate Ad-Supported revenue through arrangements with certain suppliers to distribute advertising inventory on their advertising exchange platforms for purchase on a cost-per-thousand basis. Ad-Supported revenue is recognized over time when impressions are delivered on the platform.

Share-based Payments

Our employees and members of our board of directors receive remuneration in the form of share-based payment transactions, whereby employees and directors render services in consideration for equity instruments.

The fair value of a stock option is estimated on the grant date using the Black-Scholes option-pricing model. The fair value of an RSU or RSA is measured using the fair value of our ordinary shares on the date of the grant. Stock-based compensation expense is recognized, net of forfeitures, over the requisite service periods of the awards, which is generally less than five years.

Our use of the Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of our underlying ordinary shares, expected term of the option, expected volatility of the price of our ordinary shares, risk-free interest rates, and the expected dividend yield of our ordinary shares. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

These assumptions and estimates are as follows:

•	Fair Value of Our Ordinary Shares. As our ordinary shares are not publicly traded, we estimate the fair value of our ordinary shares as discussed in “—Ordinary Share Valuations” below.

•	Expected Term. The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. The expected term of the share options is based on our historical data and current expectations.

•	Risk-Free Interest Rate. We base the risk-free interest rate on the yields of US Treasury zero coupon rates with maturities approximately equal to the term of employee stock option awards, as the exercise price is based on a fixed U.S. Dollar amount.

•	Expected Volatility. As we do not have a public market trading history for our ordinary shares, the expected volatility for our ordinary shares was estimated based on the historical volatility of public companies that are deemed to be comparable to us over the expected term of the award. Industry peers consist of several public companies in our industry which are either similar in size, stage of life cycle or financial leverage.

•	Dividend Rate. We do not anticipate paying any cash dividends in the near future and therefore use an expected dividend yield of zero in the option valuation model.

We also must estimate a forfeiture rate to calculate the stock-based compensation expense for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. A higher revised forfeiture rate than previously estimated will result in an adjustment that will decrease the stock-based compensation expense recognized in the consolidated statement of operations. A lower revised forfeiture rate than previously estimated will result in an adjustment that will increase the stock-based compensation expense recognized in the consolidated statement of operations.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our ordinary shares, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

Social costs are payroll taxes associated with employee salaries and benefits, including share-based compensation. Social costs in connection with granted options and RSUs are accrued over the vesting period based on the intrinsic value of the award that has been earned at the end of each reporting period. The amount of the liability reflects the amortization of the award and the impact of expected forfeitures. The social cost rate at which the accrual is made generally follows the tax domicile within which other compensation charges for a grantee are recognized.

Ordinary Share Valuations

The valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

We considered objective and subjective factors to determine our best estimate of the fair value of our ordinary shares, including but not limited to, the following factors:

•	recent private stock sale transactions;

•	our historical financial results and estimated trends and prospects for our future financial performance;

•	our performance and market position relative to our competitors and/or similar publicly traded companies;

•	the likelihood of achieving a liquidity event, such as an initial public offering, direct listing, or sale of our Company, given internal company and external market conditions;

•	the economic and competitive environment, including the industry in which we operate; and

•	third-party valuations of our ordinary shares.

The fair value of our ordinary shares is determined using recent secondary market transactions in our ordinary shares and the Probability Weighted Expected Return Method (“PWERM”), which is one of the recommended valuation methods to measure fair value in privately held companies with complex equity structures in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. We first used the Market Approach, Guideline Company Method, to determine the indicated equity value considering four scenarios: the High Case Public Company, the Low Case Public Company, the High Case Transaction, and the Low Case Transaction. The public company scenarios reflect the value of Spotify as a public company and encompass scenarios whereby Spotify becomes a public company through either a direct listing or an initial public offering. We then used the Market and Income Approaches to determine the indicated equity value of Spotify assuming a fifth scenario in which Spotify remains a private company. These five scenarios were used to allocate value to components of the capital structure. Under the PWERM methodology, for the High Case public company, the Low Case public company, the High Case Transaction, and the Low Case Transaction, Company exit values were determined and distributed to the shareholders in accordance with various shareholder agreements and then discounted to the valuation date. For the Private Company Case, the scenario-based current Company value was used as input into a Black-Scholes option pricing model, which allocated this value to the various components of the capital structure. Based on the weightings applied to the scenarios and methodologies utilized, we determined a value for the ordinary shares under the PWERM.

The valuations took into account the factors described above and used a combination of financial and market-based methodologies to determine our business enterprise value. The following details the ordinary share valuations during 2017.

Fair market value
February	$50.70
May	$65.50
June	$69.03
August	$78.25
September	$87.68
November	$90.65
December	$120.50

During the course of the year, we have shifted our scenario weightings to give higher weighting towards our public company scenarios given the progress towards our direct listing. See Note 22 to our consolidated financial statements. Further, in consideration of an increased volume in secondary market transactions, we increased the weighting of secondary market transactions from 20% to 50% of the fair value of our ordinary shares in December 2017.

Content

We incur royalty costs for the right to stream music to our Users, paid to certain music record labels and other rights holders. Royalties are calculated using negotiated rates in accordance with license agreements, or estimates of those rates in instances where rights holders are not identified. Calculations are based on either Premium and Ad-Supported revenue earned or User/usage measures or a combination of these. The rights holder agreements are complex and our determination of royalties payable involves certain significant judgments, assumptions, and estimates in addition to complex systems and a significant volume of data to be processed and analyzed. In particular, in certain jurisdictions rights holders have several years to claim royalties for works streamed each month. As such, the royalty costs incurred in a period might not be fully settled for a number of years and are estimated. The estimate of royalty costs requires us to make assumptions about the rates to be recorded for streams where the rights holder is not identified and the potential incidence of duplicate claims. These estimates are subject to revision until settlement. Considering the number of variables impacting the amounts owed, the actual outcome could be different than our estimates, resulting in an additional accrual or release of previously recorded liabilities.

In addition, some rights holders have allowed the use of their content on our platform while negotiations of the terms and conditions of individual agreements are ongoing. In these instances, royalties are calculated based on our best estimate of the eventual payout.

Many of the rights holders agreements include the right to audit our royalty payments, and any such audit could result in disputes over whether we have paid the proper royalties. Given the complexity of the arrangements, if such a dispute were to occur, we could be required to pay additional royalties, and the amounts involved could be material.

The majority of our rights holder liabilities are settled on commercial payment terms shortly after they are incurred. However, certain of these liabilities are not settled for more significant periods of time due to uncertainties related to the reasons discussed above. Of the total accruals and provisions to rights holders at December 31, 2016 and December 31, 2017, approximately €183 million and €181 million respectively relate to liabilities that were incurred more than twelve months prior to the date of the statement of financial position. Of the December 31, 2017 amount, €36 million was expensed in the year ended December 31, 2017 due to an increase of estimates included in the financial statements for the year ended December 31, 2016.

From time to time, we are involved in legal actions or other third-party assertions related to content on our platform. There can be no assurance these actions or other third-party assertions will be resolved without costly litigation in a manner that does not adversely impact our financial position, results of operations, or cash flows, or without requiring higher royalty payments in the future, which may adversely impact gross margins. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. In determining the probability of a loss and consequently, determining a reasonable estimate, management is required to use significant judgment. Given the uncertainties associated with any litigation, the actual outcome can be different than our estimates and could adversely affect our results of operations, financial position, and cash flows. See “Risk Factors—Risks Related to Our Business—Our royalty payment scheme is complex, and it is difficult to estimate the amount payable under our license agreements.”

We have certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. These minimum guarantee amounts have been disclosed in Note 23 of the consolidated financial statements, included elsewhere in this prospectus. An accrual is established when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amounts. For minimum guarantee arrangements for which we cannot reliably predict the underlying expense, we will expense the minimum guarantee on a straight-line basis over the term of the arrangement. We also have certain royalty arrangements where we would have to make additional payments if the royalty rates for specified periods were below those paid to certain other licensors (most favored nation clauses). For rights holders with this clause, we compare royalties incurred to date plus estimated royalties payable for the remainder of the period to estimates of the royalties payable to other appropriate rights holders, and the shortfall, if any, is recognized on a straight-line basis over the period of the applicable most favored nation clause. An accrual and expense is recognized when it is probable that we will make additional royalty payments under these terms. The expense related to these accruals is recognized in cost of revenue.

Convertible Notes, Warrants, and Contingent Options

Our Convertible Notes, warrants, and contingent options are remeasured at each reporting date using valuation models using input data, which includes the fair value of our ordinary shares, including the assumptions for probability scenarios and PWERM as determined above. The change in fair value of these financial liabilities are recognized in finance income or cost in the consolidated statement of operations. The fair value of our ordinary shares is a primary driver of the fair value of the warrants and contingent options.

At December 31, 2016, the fair value of the debt was determined based on consideration and weighting of two future scenarios, a Near Term Exit (where the debt is convertible into ordinary shares in the case of a qualifying event), and a Private Company Case. All components of the debt under the Near Term Exit and Private Company Case, with the exception of the share cap, which assumes a risk-free discount rate, were discounted at the implied rate on the date of issuance plus the chosen benchmark rate. The calculation under the Private Company Case, assumes the debt is repaid at maturity.

At December 31, 2017, the Convertible Notes were valued at the assumed exchange to ordinary shares based on the fair value of the Company’s ordinary share price. The key assumptions to the fair value of ordinary shares have been discussed in Note 22 to our consolidated financial statements.

If factors change and different assumptions are used, our finance costs, (net) could be materially different in the future. An increase in the fair value of our ordinary shares will negatively impact earnings as it increases the fair value of the Convertible Notes and warrants while the increase will positively impact earnings related to the contingent options.

See Notes 18 and 22 to our consolidated financial statements included elsewhere in this prospectus for additional information on the valuation models used in for our Convertible Notes, warrants and contingent options.

Income Taxes

We are subject to income taxes in Luxembourg, Sweden, the United States, and numerous foreign jurisdictions. Significant judgment is required in determining our uncertain tax positions.

Deferred tax assets are recognized for unused tax losses, unused tax credits, and deductible temporary differences to the extent that it is probable that future taxable profits will be available, against which they can be used. Unused tax loss carry-forwards are reviewed at each reporting date and have not been recorded when we believe we will not generate future taxable income to utilize the loss carry-forwards.

In determining the amount of current and deferred income tax, we take into account the impact of uncertain tax positions and whether additional taxes, interest, or penalties may be due. Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this prospectus.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operations. Cash and cash equivalents and short term investment securities consist mostly of cash on deposit with banks, investments in money market funds, and investments in government securities, corporate debt securities, and collateralized reverse purchase agreements. Cash and cash equivalents and short term investments decreased by €76 million from €1,585 million as of December 31, 2016 to €1,509 million as of December 31, 2017.

We believe our existing cash and cash equivalent balances and the cash flow we generate from our operations will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the timing and extent of spending on content and research and development, the expansion of our sales and marketing activities, the timing of new product introductions, market acceptance of our products, our continued international expansion, competitive factors, and overall economic conditions, globally. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing or additional convertible debt would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms or at all. See “Risk Factors—Risks Related to Our Business—We may require additional capital to support business growth and objectives, and this capital might not be available on acceptable terms, if at all.”

Cash Flow

	Year ended December 31,
	2015	2016	2017
	(in € millions)
Net cash flows (used in)/from operating activities	(38)	101	179
Net cash flows used in investing activities	(67)	(827)	(435)
Net cash flow from financing activities	476	916	34

Operating activities.

Cash from operating activities increased by €78 million to €179 million for the year ended December 31, 2017 as compared to 2016. The increase in net cash from operations was due primarily to an increase in content and social cost accruals.

Cash from operating activities increased by €139 million to €101 million for the year ended December 31, 2016 as compared to 2015. The increase in net cash from operations was due primarily to more timely collection from customers and an increase in deferred subscription revenue, content accruals, and certain provisions.

Investing activities.

Cash used in investing activities decreased by €392 million for the year ended December 31, 2017 as compared to 2016, due primarily to a reduction in net cash outflow for purchases and sales of short term investments of €482 million. This was offset by an increase of €42 million for business combinations and a €33 million increase in restricted cash principally related to securing property leases.

Cash used in investing activities increased by €760 million for the year ended December 31, 2016 as compared to 2015, due primarily to our net cash outflow for purchases and sales of short term investments of €788 million, which included the proceeds from the issuance of our Convertible Notes. This was partially offset by a €17 million decrease in cash used for purchases of property and equipment.

Financing activities.

Cash from financing activities decreased €882 million for the year ended December 31, 2017 as compared to 2016. The decrease in financing cash flows was due primarily to the net proceeds of €861 million received from the issuance of our $1,000 million Convertible Notes in 2016 and a decrease in the proceeds from the issuance of warrants of €18 million.

Cash from financing activities increased €440 million for the year ended December 31, 2016 as compared to 2015. The increase in financing cash flows was due primarily to the net proceeds of €861 million received from the issuance of our $1,000 million Convertible Notes, an increase in proceeds from the exercise of share options of €27 million, and the issuance of warrants of €27 million. The increase was partially offset by €474 million of cash received from the issuance of additional shares in 2015.

Free Cash Flow

	Year ended December 31,
	2015	2016	2017
	(in € millions)
Free Cash Flow	(92)	73	109

Free cash flow increased by €36 million to €109 million for the year ended December 31, 2017 as compared to 2016. The increase in free cash flow was due primarily to the improvement in cash from operations of €78 million due to an increase in content and social cost accruals.

Free cash flow increased by €165 million to €73 million for the year ended December 31, 2016 as compared to 2015. The increase in free cash flow was due primarily to the improvement in cash from operations of €139 million due to more timely collection from customers and an increase in deferred subscription revenue, content accruals, and certain provisions.

For a discussion of the limitations associated with using Free Cash Flow rather than IFRS measures and a reconciliation of Free Cash Flow to net cash flows from operating activities, see “Selected Historical Financial Information and Other Data.”

Restrictions on Subsidiaries to Transfer Funds

The payment of dividends and the making, or repayment, of loans and advances to the Company by the Company’s direct subsidiaries and such payments by its indirect subsidiaries to their respective parent entities are subject to various restrictions. Existing and future indebtedness of these subsidiaries may prohibit the payment of dividends or the making, or repayment, of loans or advances to the Company. In addition, the ability of any of the Company’s direct or indirect subsidiaries to make certain distributions may be limited by the laws of the relevant jurisdiction in which the subsidiaries are organized or located, including financial assistance rules, corporate benefit laws, liquidity requirements, requirements that dividends must be paid out of reserves available for distribution, and other legal restrictions which, if violated, might require the recipient to refund unlawful payments. Spotify AB, which, directly or indirectly through its subsidiaries, conducts much of the Spotify Group’s business, may only make dividends to the Company if there would continue to be full coverage of its restricted equity following such dividend, and only if doing so would be considered prudent under Swedish law given the needs of Spotify AB and its subsidiaries. Loans and other advances from Spotify AB to the Company may be subject to essentially the same restrictions as dividends. Since the Company is expected to rely primarily on dividends from its direct and indirect subsidiaries to fund its financial and other obligations, restrictions on its ability to receive such funds may adversely impact the Company’s ability to fund its financial and other obligations.

Indebtedness

As of December 31, 2017, our outstanding indebtedness consisted primarily of our Convertible Notes, as further described below. We may from time to time seek to incur additional indebtedness. Such indebtedness, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved may be material. For additional information regarding our interest rate risk and interest rate hedging instruments, see “—Quantitative and Qualitative Disclosures About Market Risk” below.

Description of Convertible Notes

On March 24, 2016, we entered into a convertible note purchase agreement, pursuant to which, on April 1, 2016, we issued and sold Convertible Notes which were guaranteed by certain of our subsidiaries to various “accredited investors” within the meaning of Rule 501(a)(1), (2), (3), or (7) under the Securities Act. The Convertible Notes were issued without registration in reliance on the exemption afforded by Rule 144A and Regulation S of the Securities Act, and Rule 506 promulgated thereunder. The Convertible Notes were issued at par and bear interest of 5.0% payment-in-kind interest increasing by 100 basis points every six months after April 1, 2018. Since a specified conversion event did not occur within the first twelve months of the issue date, the original discount of 20.0% to the per share price of our ordinary shares increased by 250 basis points on April 1, 2017 and would have increased again every six months thereafter by 250 basis points until a specified conversion event had occurred.

The Convertible Notes also had change of control clauses where the noteholders had the option to convert the Convertible Notes into ordinary shares. On the maturity date, if the Convertible Notes had not been converted, exchanged, or repaid, noteholders would have received cash in an amount equal to the original principal amount plus 10% annualized return. The Convertible Notes included certain affirmative covenants typical for notes of this type, including the delivery of audited financial statements to the noteholders and certain negative covenants typical for notes of this type, including restrictions on declaring or paying dividends, redeeming, repurchasing or retiring for value equity interests, incurring additional indebtedness, entering into certain affiliate transactions, and incurring liens, among others. Certain events of default and covenants in the Convertible Notes were subject to certain thresholds and exceptions described in the agreement governing the Convertible Notes. We strived, to the extent possible, to mitigate our currency exposure in the U.S. dollar denominated Convertible Notes by matching the balance with U.S. dollar denominated cash equivalents and short term investments creating a natural hedge.

In connection with the Tencent Transactions, in December 2017, certain accredited investors in the Convertible Notes exchanged $301 million of Convertible Notes for 4,800,000 ordinary shares pursuant to an exchange agreement and subsequently sold such shares to an affiliate of Tencent. Additionally, pursuant to the December Exchange, certain accredited investors in the Convertible Notes exchanged an aggregate of $110 million of Convertible Notes, plus accrued interest, for an aggregate of 1,754,960 ordinary shares. In January 2018, we entered into an exchange agreement with accredited investors holding the remaining balance of our Convertible Notes, pursuant to which the remaining $628 million of Convertible Notes, plus accrued interest, was exchanged for 9,431,960 ordinary shares. Pursuant to this exchange agreement, subject to certain conditions, if we fail to list our ordinary shares on or prior to July 2, 2018, we have agreed to offer to each noteholder the option to unwind the transaction such that we purchase back the shares that were issued to such noteholder pursuant to the exchange and we will issue such noteholder a new note that is materially identical to its note prior to the exchange. At December 31, 2017, pro forma for the January Exchange, we had no outstanding indebtedness. See “Summary—Recent Developments—Exchange of Convertible Notes.

Off-balance sheet arrangements

As of December 31, 2017, we do not have transactions with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.

Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2017:

	Payments due by period
Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in € millions)
Convertible Notes(1)	790	—	—	790	—
Minimum guarantees(2)	1,695	1,060	635	—	—
Operating lease obligations(3)	769	47	120	124	478
Finance leases(4)	1	1	—	—	—

Total	3,255	1,108	755	914	478

(1)	Convertible Notes amounts consist of principal and interest payments. See Note 18 of the consolidated financial statements included elsewhere in this prospectus for further details.
(2)	We are subject to minimum royalty payments associated with our license agreements for the use of licensed content. See “Risk Factors—Risks Related to Our Business—Minimum guarantees required under certain of our license agreements for sound recordings and underlying musical compositions may limit our operating flexibility and may adversely affect our business, operating results, and financial condition.”
(3)	Operating lease obligations relate to our office space. The lease terms are between one and seventeen years, and the majority of the lease agreements are renewable at the end of the lease period.
(4)	Finance leases relate to our obligations on certain leased data-servers. See Note 18 of the consolidated financial statements included elsewhere in this prospectus for further details.

Subsequent to year end, we entered into an exchange agreement with accredited investor holding the remaining balance of our Convertible Notes, pursuant to which the remaining $628 million of Convertible Notes, plus accrued interest, was exchanged for an aggregate of 9,431,960 ordinary shares. At December 31, 2017, pro forma for the January Exchange, we have no outstanding indebtedness. See “Summary—Recent Developments—Exchange of Convertible Notes.”

Quantitative and Qualitative Disclosures About Market Risk

Our activities expose us to a variety of market risks. Our primary market risk exposures relate to currency, interest rate, and share price risks. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance and capital.

Currency Risk

Currency risk manifests itself in transaction exposure, which relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). Our general policy is to hedge transaction exposure on a case-by-case basis. In 2017, the Group began entering into multiple foreign exchange forward contracts. To the extent possible, we try to mitigate our currency exposure in the U.S. Dollar-denominated Convertible Notes by matching the balance with USD-denominated cash equivalents and short term investments creating a natural hedge. Translation exposure relates to net investments in foreign operations. We do not conduct translation risk hedging.

Transaction Exposure Sensitivity

In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Royalty payments are primarily settled in Euros and U.S. dollars. Hence, the operational need to net purchase foreign currency is due primarily to a deficit from such settlements.

The tables below show the immediate impact on net income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which we have exposure, at December 31, 2016 and 2017. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

2016	SEK	AUD	EUR	GBP	USD
	(in € millions)
(Increase)/decrease in loss before tax	(20)	6	(36)	(22)	(31)

2017	SEK	AUD	EUR	GBP	USD
	(in € millions)
(Increase)/decrease in loss before tax	1	5	2	(2)	9

For the notional amount of our foreign exchange forward contracts not designated for hedging, the immediate impact on net income before tax of a 10% strengthening in the closing exchange rate of the USD would be a negative impact of €26 million as of December 31, 2017.

Translation Exposure Sensitivity

The positive impact on our equity would be approximately €40 million and €27 million if the Euro weakened by 10% against all translation exposure currencies, based on the exposure at December 31, 2016 and 2017, respectively.

Interest Rate Risk

Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flow. The fair value of the Convertible Notes was dependent on market interest rates, which could negatively impact earnings. The Convertible Notes were remeasured at each reporting date using valuation models using input data, which could include market interest rates. Changes in the fair value of the Convertible Notes were recognized in finance income or cost in the consolidated statement of operations.

At December 31, 2017, the Convertible Notes were valued at the assumed exchange to ordinary shares based on the fair value of the Company’s ordinary share price. The key assumptions to the fair value of ordinary shares has been discussed in Note 22 to our consolidated financial statements.

Our exposure to interest rate risk also is related to our interest-bearing assets, primarily our available for sale debt securities. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis points increase in interest rates would have impacted interest income by €8 million for the year ended December 31, 2017 and €6 million for the year ended December 31, 2016.

Share Price Risk Management

Share price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in the fair value of our ordinary share price. Our exposure to this risk relates primarily to the Convertible Notes and derivative liabilities arising from financing activities.

The impact on the fair value of the contingent options with an increase or decrease in our ordinary share price of 10% results in a range of €2 million to €4 million at December 31, 2017 and €80 million to €122 million at December 31, 2016.

The impact on the fair value of the warrants with an increase or decrease in our ordinary share price of 10% results in a range of €333 million to €361 million at December 31, 2017 and €21 million to €43 million at December 31, 2016.

The impact on the fair value of the Convertible Notes with an increase or decrease in our ordinary share price of 10% results in a range of €1,038 million to €849 million at December 31, 2017 and €1,115 million to €1,101 million at December 31, 2016.

LETTER FROM DANIEL EK

Our Path—A Note from Daniel Ek, Co-Founder, Chief Executive Officer, and Chairman

From the age of four, my life was about music and technology—never one without the other. Over time, I realized that by combining my two passions, I could create a new paradigm, one that helped fans and the creative community—singers, songwriters, bands, everyone in the creative process—chart a new course for an entire industry.

Spotify is the manifestation of those dreams. Music was too important to me to let piracy take down the industry. There had to be a way to give people access to the music they loved while allowing creators to get paid for their work, and to expand their creativity.

So I built a company based on a core set of values: innovation, passion, collaboration, transparency, and fairness. These values drive how we work with the creative community and how we treat our users. They’re why we’re committed to a diverse workforce in an open, trusting company culture.

Today, Spotify is one of the largest drivers of global music revenue. We’ve helped restore a rapidly shrinking industry to growth, and connected over a million artists with hundreds of millions of fans.

People constantly tell me how music has helped them through life’s biggest moments—birth and death, euphoria and heartbreak. At Spotify, we want to enrich, strengthen, and extend those moments and connections. So while some companies rely entirely on data, we take a different approach. We start with human creativity, augment it with our expertise and understanding, and then leverage it with the efficiency of algorithms.

Music has just been the beginning. We’re an audio first platform—as a top provider of podcasts, we’re also connecting audiences to the conversations that we think will shape the future.

And we have even bigger aspirations. We envision a cultural platform where professional creators can break free of their medium’s constraints and where everyone can enjoy an immersive artistic experience that enables us to empathize with each other and to feel part of a greater whole. But to realize this vision, professional creators must be able to earn a fair living doing what they love, where monetization is at the core of a creative proposition and not an afterthought. We care deeply about our creators and our users and we believe Spotify is a win-win for both.

That’s our mission—to unlock the potential of human creativity—by giving a million creative artists the opportunity to live off their art and billions of fans the opportunity to enjoy and be inspired by it.

Everyone who partners with us—employees, users, the creative community, brands, investors—should understand what our mission means to us, how we make decisions, and why.

We know that if we’re going to succeed as a company and as an industry, we have to think, build, plan, and imagine for the long-term.

To build a better world by unlocking human creativity, we are committed to creating a better experience for users—and to enabling more creators to live off their work. We firmly believe that in the long run, these priorities will provide greater returns to all of our stakeholders.

That’s because the future is markedly different from the past.

The old model favored certain gatekeepers. Artists had to be signed to a label. They needed access to a recording studio, and they had to be played on terrestrial radio to achieve success. Today, artists can produce and release their own music. Labels, studios, and radio still matter, but in a cluttered landscape, artists’ biggest challenge is navigating this complexity to get heard. We believe Spotify empowers them to break through.

With access to unprecedented amounts of data and insights, we’re building audiences for every kind of artist at every level of fame and exposing fans to a universe of songs. In this new world, music has no borders. Spotify enables someone in Miami to discover sounds from Madrid. It links immigrants in Boston to songs back home in Bangkok.

We’re working to democratize the industry and connect all of us, across the world, in a shared culture that expands our horizons.

With a catalog that grows by tens of thousands of new creative works every day, Spotify is like a flywheel. Creators and consumers engage and react to each other, building momentum. These reactions generate even more buzz, which we believe, in turn, fuels even more creativity. Now, we are going to take the lessons we’ve learned in music and apply them across culture. In the future, Spotify will strive to more meaningfully connect people to the cultural experiences they care about—or don’t yet know they care about—to fit the mood and moment they’re in.

Today’s creators can collaborate with audiences across time zones. They incorporate video and interactive technology to create new and inspiring art, and more. They release their own work and directly make and reach fans. As we evolve, Spotify will meet creators where they are and empower them with even more tools to do what they love in their own authentic way, and reach even more people. What started out as an application and grew into a platform must now become a global network—one that recognizes and nurtures the interdependent relationships between creators, producers, publishers, labels, fans, and everyone in between.

To get there, we need transparency. We need discovery. We need new tools of creativity.

Artists’ greatest barriers to success are achieving exposure and earning money. That’s why Spotify wants to create a fair and open market, where fans can support the artists they love and creators can understand how they’re paid and earn a living.

Musicians, for example, compete against the entire history of music and a daily flood of new content. The central paradox for fans is that access gives you everything—but everything isn’t enough. Discovery is hard without a compass. Unprecedented choice at an affordable price must come with effective personalization to help audiences navigate a sea of content, and to help artists directly reach a sea of listeners. With the right mix of data insights contextualized by human experts, Spotify reunites fans with old favorites, and lets them discover new ones.

We intend to give the creative community the data, technology, and connections to not only make a living but also accelerate the exposure of their work. We believe that these tools we’re building will go far beyond music, building bonds between creators and consumers across every genre and form.

And when we get there, the possibilities for culture will completely change. Again.

Today, art has an even greater opportunity to be a transformative cultural force. And culture is the force that binds us all—no matter who we are or where we’re from—in a shared human experience. It’s what helps us understand one another across differences. It’s what breaks us out of isolation and brings people together. That’s why, everywhere I go around the world, I see artists finding inspiration across oceans, drawing on sounds born in one part of the world and making them their own—from punk music in Myanmar to rap in Mongolia.

This is the future we envision; where artists cross genres and cultural boundaries, creating ideas that propel society forward; where fans can discover something they never would have otherwise; where we’re all part of a global network, building new connections, sharing new ideas, across cultures.

We really do believe that we can improve the world, one song at a time.

BUSINESS

Overview

Our mission is to unlock the potential of human creativity by giving a million creative artists the opportunity to live off their art and billions of fans the opportunity to enjoy and be inspired by these creators.

When we launched our Service in 2008, music industry revenues had been in decline, with total global recorded music industry revenues falling from $23.8 billion in 1999 to $16.9 billion in 2008. Growth in piracy and digital distribution were disrupting the industry. People were listening to plenty of music, but the market needed a better way for artists to monetize their music and consumers needed a legal and simpler way to listen. We set out to reimagine the music industry and to provide a better way for both artists and consumers to benefit from the digital transformation of the music industry. Spotify was founded on the belief that music is universal and that streaming is a more robust and seamless access model that benefits both artists and music fans.

We are the largest global music streaming subscription service. With a presence in 65 countries and territories and growing as of March 14, 2018, our platform includes 159 million MAUs and 71 million Premium Subscribers as of December 31, 2017, which we believe is nearly double the scale of our closest competitor, Apple Music.

Our Users are highly engaged. We currently monetize our Service through both subscriptions and advertising. Our Premium Subscribers have grown 46% year-over-year as of December 31, 2017 to 71 million. Our 159 million MAUs have grown 29% year-over-year as of December 31, 2017. The Premium Service and Ad-Supported Service live independently, but thrive together. Our Ad-Supported Service serves as a funnel, driving more than 60% of our total gross added Premium Subscribers since we began tracking this data in February 2014. With a 51% increase in revenue from our Ad-Supported Service from 2015 to 2016 and a 41% increase in revenue from our Ad-Supported Service from 2016 to 2017, we believe our Ad-Supported Service is a strong and viable stand-alone product with considerable long-term opportunity for growth in Ad-Supported Users and revenue. However, we face intense competition in growing both our Ad-Supported Users and Premium Subscribers, as well as in keeping our Users highly engaged. If User engagement declines or if we fail to continue to grow our Ad-Supported User base or Premium Subscriber base, our revenue growth will be negatively impacted. See “Risk Factors—Risks Related to Our Business—If our efforts to attract prospective Users and to retain existing Users are not successful, our growth prospects and revenue will be adversely affected.”

For the years ended December 31, 2015, 2016, and 2017, we generated €1,940 million, €2,952 million, and €4,090 million in revenue, respectively, representing a CAGR of 45%. For the years ended December 31, 2015, 2016, and 2017, we incurred net losses of €230 million, €539 million, and €1,235 million, respectively. For the years ended December 31, 2015, 2016, and 2017, our EBITDA was €(205) million, €(311) million, and €(324) million, respectively. For the years ended December 31, 2015, 2016, and 2017, our net cash flow (used in)/from operating activities was €(38) million, €101 million, and €179 million, respectively. For the years ended December 31, 2015, 2016, and 2017, our Free Cash Flow was €(92) million, €73 million, and €109 million, respectively. EBITDA and Free Cash Flow are non-IFRS financial measures. For a discussion of EBITDA and Free Cash Flow and a reconciliation of each to their most closely comparable IFRS measures, see “Selected Historical Financial Information and Other Data.”

Music Industry Returns to Growth Led by Streaming

Global recorded music industry revenues declined by 40% from $23.8 billion in 1999 to $14.3 billion in 2014 following the launch of the first internet-based music download service. As Spotify’s access model gained traction, however, that trend reversed itself in 2015 when global recorded music revenues grew more than 3% from the prior year. Growth accelerated in 2016, when global recorded music revenues reached $15.7 billion, an increase of 6% from 2015. This was the highest annual growth rate in 20 years, according to management estimates and industry reports.

•	Return to Growth was Primarily Driven by Streaming. Streaming is the engine which has primarily restored the global recorded music industry to growth. Streaming revenues increased by 60% in 2016, reaching $4.6 billion, while physical sales and digital download revenues continued to decline at 8% and 21% respectively, according to management estimates and industry reports.

•	Streaming is Growing Globally. According to management estimates and industry reports, the return to growth in the recorded music industry was seen in every region measured, namely North America, Europe, Asia, and Latin America. By transforming user behavior, streaming has become the dominant global format in the music industry, fueling growth in key music markets worldwide.

•	The Streaming Market is Still in its Infancy. While streaming has changed the way many people access music, we believe there is an untapped global audience with significant growth potential. Other internet platforms have shown that they can achieve global scale, including Facebook with an estimated 2.0 billion users and YouTube with an estimated 1.5 billion users, according to industry reports. We believe the universality of music gives us the opportunity to reach many of the over 3.6 billion internet users globally, according to the International Telecom Union ICT Facts and Figures 2017 Report.

•	Increasing Penetration of Established Markets. There is opportunity for growth, even in more established markets. According to Nielsen, the average American listens to more than 32 hours of music each week, and we believe there is significant room to capture additional share of these content hours. Research from MIDiA indicates that listeners who pay for streaming subscription services tend to consume more content hours on average than ad-supported users. In addition, there are 30 million paid music subscribers in the U.S., according to RIAA, and 163 million users of paid subscription accounts globally, according to MIDiA. To put this in context, in the U.S. there are 115 million TV-enabled households according to Nielsen, and 51 million households viewing content over-the-top according to comScore.

•	Growth in Smartphone Penetration. In the 65 countries and territories where we are present, there were an estimated 1.3 billion payment-enabled smartphone users in 2017. According to research from Ovum, the number of payment-enabled smartphone users in the countries where we are present is forecast to grow by 29% to approximately 1.7 billion by 2021. In a number of countries where we do not currently operate but may have the opportunity in which to expand in the future, we believe there will be an additional 1.3 billion payment-enabled smartphone users by 2021, excluding China. As a mobile-first platform, we believe we are well-positioned to benefit from the growth in global smartphone users.

•	Opportunity in the Ad-Supported Music Market. With our Ad-Supported Service, we believe there is a large opportunity to grow Users and gain market share from traditional terrestrial radio. In the United States alone, traditional terrestrial radio is a $14 billion market, according to BIA/Kelsey. The total global radio advertising market is approximately $28 billion in revenue, according to Magna Global. With a more robust offering, more on-demand capabilities, and access to personalized playlists, we believe Spotify offers Users a significantly better alternative to linear broadcasting. A migration away from radio broadcasting is likely and it will benefit both consumers and artists alike.

Spotify is the Largest Global Music Streaming Subscription Service

Spotify has transformed the way people access and enjoy music.

Today, millions of people around the world have access to over 35 million tracks through Spotify whenever and wherever they want. We are transforming the music industry by allowing Users to move from a “transaction-based” experience of buying and owning music to an “access-based” model which allows Users to stream music on demand. In contrast, traditional radio relies on a linear distribution model in which stations and channels are programmed to deliver a limited song selection with little freedom of choice.

We are the largest global music streaming subscription service with 159 million MAUs and 71 million Premium Subscribers as of December 31, 2017. Based on management estimates and industry reports, Spotify’s global streaming market share was approximately 42% in 2016 as determined by revenue, and we had market share of approximately 41%, 42%, and 59% in the U.S., Brazil, and United Kingdom, our three largest markets by MAUs, respectively. In addition, we accounted for greater than 95% of the streaming market in our home country of Sweden. We made up almost half of global revenues from paid streaming to record labels in 2016, according to MIDiA. Through December 31, 2017, we have paid more than €8 billion in royalties to artists, music labels, and publishers since our launch. In 2017, our expenses for rights holders grew by 27% compared to the prior year, making us one of the largest engines for revenue growth to artists and labels in the music industry.

Spotify is more than a music streaming service. We are in the discovery business. Every day, fans from around the world trust our brand to guide them to music and entertainment that they would never have discovered on their own. If discovery drives delight, and delight drives engagement, and engagement drives discovery, we believe Spotify wins and so do our Users. Our brand reflects culture—and occasionally creates it—by turning vast and intriguing listening data into compelling stories that remind people of the role music plays in their lives and encourages new fans to join Spotify each week.

MAUs

Premium Subscribers

Ad-Supported MAUs

Content Hours Consumed Quarterly

How is Spotify Different?

Spotify is the largest global music streaming subscription service, with 159 million MAUs and 71 million Premium Subscribers as of December 31, 2017, which we believe is nearly double the scale of our closest competitor, Apple Music. Spotify’s streaming market share was approximately 42% in 2016 based on management estimates and industry reports.

•	Scale Provides Unique Data which Enables a Differentiated and Personalized Experience. Many music services have large catalogs, but we believe Spotify is differentiated from other services because we provide Users with a more personalized experience, driven by powerful music search and discovery engines. We have a large and growing base of Users that are highly engaged on Spotify, which enables us to continuously learn about their listening behaviors throughout the day. We use this information to create a more personalized and engaging experience for each incremental visit to our platform. We believe this personalized experience is a key competitive advantage as Users are more likely to engage with a platform that reflects their real-time moods and activities and captures a unique understanding of moments in their lives. This deep understanding of our Users also helps us to tailor content, advertising, marketing, and product bundling effectively. Our goal is to continue using data and our proprietary algorithms to enhance the listening experience, while also driving discovery of artist content on our platform.

•	Superior User Experience Drives Industry Leading User Engagement. We believe our superior User experience is what has enabled Spotify to become the largest global music streaming subscription service. Investing in the User experience has and will continue to generate significant benefits for our platform. As our personalization becomes more refined and music discovery becomes more seamless, we believe we will increase our current Users’ engagement and will attract new Users to our platform. On average, 25 Content Hours Per MAU were streamed in each month of the fourth quarter of 2017.

Our 159 million MAUs have grown 29% year-over-year as of December 31, 2017. Our Premium Subscribers have grown 46% year-over-year as of December 31, 2017 to 71 million. A portion of this growth is due to the popularity of our Family Plan, which allows up to six Premium Subscribers in a household for one fixed monthly rate. Our Premium Subscribers include both the master Family Plan account as well as any sub-accounts associated with each household.

•	Spotify Playlists are the Driving Force Behind Music Discovery and Demand Creation on our Service. As our Service has grown, our challenge has been to connect millions of Users—all with distinct listening preferences—with a large catalog of over 35 million tracks as of December 31, 2017.

Spotify has become an essential partner to both aspiring and established artists by enabling their music to be discovered. Our playlists have become a key discovery tool for Users to find new artists and new music from their favorite artists. Given the success of our playlists in driving music discovery, they have become one of the primary tools that labels, artists, and managers use in order to boost artists and measure success.

One prominent example of how Spotify enabled an aspiring artist to reach a global audience is international pop star Lorde. Lorde started out as a singer-songwriter from New Zealand looking to break out with her new single, “Royals,” when Sean Parker added her single to his popular playlist Hipster International. After approximately one month, Lorde had jumped past prominent artists such as Katy Perry, Drake, and Lady Gaga to land at the top of Spotify’s Viral Chart, and after eight months, she had reached over 100 million streams on Spotify and was #1 on the Billboard Hot 100.

Another example is Lauv, who we identified as a talented new artist and helped succeed by helping Spotify Users discover his music. Prior to 2016, Lauv was an indie artist with a limited number of mainstream fans. In early 2017, Lauv’s track “The Other” was added to Today’s Top Hits. The song quickly grew in popularity, with average daily streams of the song increasing nearly threefold in the following three months, growing to approximately 750,000 streams per day. Approximately 70% of those streams came from our programmed playlists. In the middle of 2017, after the success of “The Other,” we were able to help Lauv build his brand identity and personal profile. His next song “I Like Me Better” was released in May 2017 and, after its subsequent inclusion into our curated playlists as well as our machine-generated playlists, it peaked at over 4 million streams per day. We believe that we are uniquely positioned to help artists reach their full potential.

Many of our Users also rely on Spotify to help soundtrack their day, through editorially-curated playlists like RapCaviar or personalized machine-generated playlists like Discover Weekly, Daily Mix, or Release Radar. Our machine-generated playlists have been made possible by our investments in artificial intelligence and machine learning, which power our music discovery engine. We now program approximately 31% of all listening on Spotify across these and other playlists, compared to less than 20% two years ago. As Users choose to let Spotify program more of their listening, all participants in the music ecosystem benefit. Users discover new music and are still able to listen to their favorite classics, while new and established artists are able to grow their exposure and gain fans. Using our artificial intelligence and machine learning capabilities, we are able to find, promote and program songs whether they are established hits or “hidden gems.” This enables Users to find great content that is personalized for them, but that may not be currently in their personal libraries or at the top of the charts.

Spotify—Building a Two-Sided Marketplace

We are building a two-sided music marketplace for Users and artists, which is powered by data, analytics, and software. We have been instrumental in reshaping the way in which our Users enjoy, discover, and share music. Spotify Users can choose exactly what they want to listen to, can allow our platform to create their music experience by listening to our personalized and curated playlists, or can choose a mix of the two. Spotify provides fans with a way to discover and enjoy music, and artists with an additional avenue to showcase and be compensated for their creative works. For artists, Spotify provides a platform from which they can reach and interact with their fans, as well as analytics which provide a better and more thorough understanding of their fan base.

Given Spotify’s large audience, we are able to provide artists with unique insights into their fan base. These insights enable artists to promote music their audiences are likely to enjoy, to plan concerts and events according to where their fans are, and to actively communicate with fans who are interested in their music. Because artists can target the Users who are most likely to enjoy their content, they are able to increase their royalty-based revenue and bolster revenue from ancillary services, such as concerts and merchandise. Providing this information to artists helps them to support themselves and to be able to live off of their creative work.

Benefits for Users

We are focused on enabling the discovery and curation of music for our Users through our range of products and services:

•	Playlists and Personalization. Users benefit from our ability to help them navigate our more than 35 million tracks as of December 31, 2017. We do this by providing Users with editorially curated and machine-generated playlists. From the moment Users open the Spotify application, we serve them a personalized homepage with content that reflects our understanding of their music tastes, listening habits, musical moods, and daily activities. The homepage is a gateway to a universe of content, and we aim to make that universe accessible, dynamic, and engaging. We believe Users are more likely to engage with a platform that reflects their real-time moods and activities and captures a unique understanding of moments in their lives.

•	Ad-Supported and Premium Listening. We provide a wide range of listening options that meet the varying needs of our rapidly growing User base and also address our Users’ real-time moods and activities and capture a unique understanding of the moments in their lives. Our listening options include our Ad-Supported Service, Family Plan, Student Plan, and individual Premium subscriptions. Our Ad-Supported Service serves as both a Premium Subscriber acquisition channel and also a robust option for Users who are unable or unwilling to pay a monthly subscription fee but still want to enjoy access to a wide variety of high-quality music and other content.

•	Cross-Platform Flexibility. We strive to reach Users wherever they are in the world, which means that Spotify is built to be functional across multiple platforms—from smartphones to laptops to video game consoles to cars. The flexibility of our platform and the ability to access it via a single user ID across mobile, tablet, and other connected devices creates a seamless and integrated experience that is designed to fit a variety of lifestyles. In-home devices, such as Amazon’s Echo, Google’s Google Home and Chromecast, Sonos’ home theater systems, Sony’s PlayStation, and many smart TVs, all offer Spotify integrations. As an independent service, we are uniquely positioned to work with the broadest set of partners in the ecosystem. We continue to promote cross-platform engagement in order to make music accessible to anyone, anywhere, at any time.

Benefits for Creators

Spotify provides a large stage for more than 3 million creators and artists to connect with existing fans and to be discovered by new fans. In addition to providing artists with access to 159 million MAUs, we also provide artists with a full stack of tools and services, enabling them to grow their businesses on a single platform.

•	Monetization. Through December 31, 2017, we have paid more than €8 billion in royalties to artists, music labels, and publishers since our launch. In 2017, our expenses for rights holders grew by 27% year-over-year. We believe that our number of Premium Subscribers is nearly double the size of our nearest competitor, Apple Music. We also believe our Ad-Supported model is advantageous to creators, particularly recording artists in the United States, as United States radio does not compensate them for their work while Spotify pays royalties to those artists on our Service.

•	Discovery. We not only help artists connect with existing fans, but we also support artists in connecting with the Users who are most likely to become fans of their music. From our curation algorithms and data assets that surface new music to Users in playlists, to physical billboards, branded events, and personalized campaigns, we offer artists the tools to connect with fans, new and old.

•	Distribution. An artist who makes their music available on Spotify gains access to the largest global music streaming subscription service based on our 159 million MAUs as of December 31, 2017. We offer our Service in 65 countries and territories around the world. We enable artists to distribute entire albums and individual songs to this audience. We also place artists’ content on playlists, further amplifying their reach. Artists and their managers can track their distribution with song play data, playlist data, and playlist notifications.

•	Promotion. We empower artists and their managers to personalize and create unique artist profiles by providing them with tools to develop their artist image, including featuring songs on their artist profiles and creating artist playlists. On top of these standard services, we also offer artists specific promotional tools, designed to target specific Users and broad audiences in order to drive engagement.

•	Analytics. We provide numerous analytics for artists through our Spotify for Artists service. Analytics that artists can access include the demographics of their listening audience, Users’ anonymized geographical locations, similar artists that their fans listen to, the number of real-time Users, song performance data, playlist data, and playlist notifications. We provide the analytical support that artists need to optimize their performance and focus on doing what they do best—creating unique, entertaining experiences to share with fans around the world. For example, many artists have used our analytics to inform tour locations in countries they otherwise would not have known.

•	Tools for Creation. Our Creator Technology Research Lab focuses on making tools to help artists in their creative process—with a goal of helping artists at all career stages to realize their creative visions.

Our Business Model

We offer both Premium and Ad-Supported Services. Our Premium and Ad-Supported Services live independently, but thrive together. We believe this business model has allowed us to achieve scale with attractive unit economics and is a critical part of our success. Our Ad-Supported Service serves as a funnel, driving more than 60% of our total gross added Premium Subscribers since we began tracking this data in February 2014. With a 41% increase in revenue from our Ad-Supported Service from 2016 to 2017, we believe our Ad-Supported Service is a strong and viable stand-alone product with considerable long-term opportunity for growth in Ad-Supported Users and revenue. However, we face intense competition in growing both our Ad-Supported Users and Premium Subscribers, as well as in keeping our Users highly engaged. If user engagement declines or if we fail to continue to grow our Ad-Supported User base or Premium Subscriber base, our revenue growth will be negatively impacted. See “Risk Factors—Risks Related to Our Business—If our efforts to attract prospective Users and to retain existing Users are not successful, our growth prospects and revenue will be adversely affected.”

We continue to invest heavily in developing our two-sided marketplace with new and better product features and functionality for Users and creators and believe our investments are leading to higher User engagement and enjoyment. We provide personalization that drives a unique and tailored experience to each User and the tools for artists to reach the widest fan base.

We are currently in 65 countries and territories and are growing in each of our four geographic regions. Europe is our largest region with 58 million MAUs, accounting for 37% of our total User base as of December 31, 2017, an increase of 26% from the prior year. In our North America region, MAUs increased by 23% from December 31, 2016 to December 31, 2017 and now account for 32% of our MAUs. Our two fastest growing regions are Latin America, with 21% of our MAUs, an increase of 37% from December 31, 2016 to December 31, 2017, and the rest of the world, with 10% of our MAUs, an increase of 51% from December 31, 2016 to December 31, 2017.

Europe MAUs	North America MAUs

Latin America MAUs	Rest of World MAUs

Our Ad-Supported Users and Premium Subscribers are spending more time with the Service each year. From a content perspective, on average 25 Content Hours Per MAU were streamed in each month of the fourth quarter in 2017, up 13% from the fourth quarter in 2016 and up 26% from the fourth quarter in 2015. Historically, our Premium Subscribers have streamed more than three times the amount of content per month than Ad-Supported Users.

Ratio of Total Daily Active Users / MAUs(1)	Content Hours Per MAU

(1)	Daily active Users (“DAUs”) refers to the total count of Ad-Supported Users and Premium Subscribers that have consumed content for greater than zero milliseconds on a given day. DAU/MAU ratio is defined as average number of DAUs over the quarter divided by the average of the MAUs for each month in the quarter.

Premium Service

Our Premium Service provides Premium Subscribers with unlimited online and offline high-quality streaming access to our catalog. In addition to accessing our catalog on computers, tablets, and mobile devices, users can connect through speakers, receivers, televisions, cars, game consoles, and smart watches. The Premium Service offers a commercial-free music experience.

We generate revenue for our Premium segment through the sale of Premium Services. Premium Services are sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from end customers.

We offer a variety of subscription pricing plans for our Premium Service, including our standard plan, Family Plan, and Student Plan, to appeal to Users with different lifestyles and across various demographics and age groups. Our pricing varies by plan and is adapted to each local market to align with consumer purchasing power, general cost levels, and willingness to pay for a music service.

In addition, as we have entered into new markets where recurring subscription services are less common, we have expanded our subscription products to include prepaid options and durations other than monthly (both longer and shorter durations), as well as expanded both online and offline payment options.

Premium partner services are priced on a per-subscriber rate in a negotiated agreement and may include minimum guarantees for the number of subscriptions that will be purchased from us.

Revenue for our Premium segment is a function of the number of Premium Subscribers who use our Premium Service. As of December 31, 2016 and 2017, we had approximately 48 million and 71 million Premium Subscribers, respectively. New Premium Subscribers primarily are sourced from the conversion of our Ad-Supported Users to Premium Subscribers. Through both our online platform and external marketing efforts, we engage our Ad-Supported Users by highlighting key features that encourage conversion to our subscription offerings. These efforts include product links, campaigns targeting existing users, and performance marketing across leading social media platforms. Additionally, new subscriber growth also is driven by the success of converting users from our bi-annual trial programs to full-time Premium Subscribers. These trial campaigns typically offer our Premium Service free or at a discounted price for a period of time and accounted for approximately 23% and 20% of total gross added Premium Subscribers for the years ended December 31, 2016 and 2017, respectively.

Premium Subscribers in Europe	Premium Subscribers in North America

Premium Subscribers in Latin America	Premium Subscribers in Rest of World

With engagement increasing, Premium Churn has continued to trend lower. In the fourth quarter of 2017, Premium Churn was 5.1%, down from 6.0% in the fourth quarter of 2016 and down from 7.5% in the fourth quarter of 2015. As our User base matures, and with the growth in higher retention products such as our Family Plan and Student Plan, we believe Premium Churn will continue to trend lower over time. The trend toward lower Premium Churn has had a positive impact on the lifetime value of a Premium Subscriber (“LTV”) and the ratio of LTV to the average cost of acquiring a Premium Subscriber (“SAC”). Excluding expenses associated with the Ad-Supported segment, LTV/SAC was 3.6x in the fourth quarter of 2017. Here, LTV is calculated by dividing one by the Premium Churn rate for the fourth quarter of 2017 multiplied by the Premium ARPU for the fourth quarter of 2017 and by gross margin for the Premium segment for the fourth quarter of 2017; and SAC is calculated by dividing sales and marketing expense for the Premium segment for the fourth quarter of 2017 by gross Premium Subscriber additions for the fourth quarter of 2017. Including expenses associated with the Ad-Supported segment, LTV/SAC was 2.7x. Here LTV is calculated by dividing one by the Premium Churn rate for the fourth quarter of 2017 multiplied by the Premium ARPU for the fourth quarter of 2017 and by gross margin for the consolidated Ad-Supported and Premium segments for the fourth quarter of 2017; and SAC is calculated by dividing the sales and marketing expense for the consolidated Ad-Supported and Premium segments for the fourth quarter of 2017 by gross Premium Subscriber additions for the fourth quarter of 2017.

Premium Churn

The rate of net growth in Premium Subscribers also is affected by our ability to retain our existing Premium Subscribers and the mix of subscription pricing plans. We have increased retention over time, as new features and functionality have led to increased user engagement and satisfaction. From a product perspective, while the launches of the Family Plan and our Student Plan have decreased Premium ARPU (as further described below) due to the lower price points per Premium Subscriber for these Premium pricing plans, each has helped improve retention across the Premium Service. As a result, while Premium ARPU declined by 14% compared to 2016, in part due to the launch of the Family Plan in 2016, Premium Churn declined by 1.1% from 6.6% in 2016 to 5.5% in 2017. With the growth in higher retention products, such as our Family Plan and Student Plan, we believe these trends will continue in the future.

Approximately one third of monthly churn is due to payment failure. Based on historical data from the beginning of 2015 to date, approximately 40% of the Premium Subscribers who churned rejoined within three months, approximately 45% rejoined within six months, and 50% rejoined within 12 months.

Our platform is built to work across multiple devices, including smartphones, desktops, cars, game consoles, and in-home devices, which helps drive increased User engagement. We have found that Premium Subscribers who access our Service over multiple devices have higher engagement and lower Premium Churn, which increases their expected lifetime value to Spotify.

Ad-Supported Service

Our Ad-Supported Service has no subscription fees and provides Ad-Supported Users with limited on-demand online access to our catalog on their computers and tablets and shuffle-only access on compatible mobile devices. We generate revenue for our Ad-Supported segment from the sale of display, audio, and video advertising delivered through advertising impressions. We generally enter into arrangements with advertising agencies that purchase advertising on our platform on behalf of the agencies’ clients. These advertising arrangements typically specify the type of advertising product, pricing, insertion dates, and number of impressions in a stated period. Revenue for our Ad-Supported segment is affected primarily by the number of our Ad-Supported Users, the total Content Hours Per MAU of our Ad-Supported Users, and our ability to provide innovative advertising products that are relevant to our Ad-Supported Users and enhance returns for our advertising partners. Our advertising strategy centers on the belief that advertising products that are based in music and are relevant to the Ad-Supported User can enhance Ad-Supported Users’ experiences and provide even greater returns for advertisers. We have introduced a number of new advertising products, including sponsored playlists. Offering advertisers additional ways to purchase advertising on a programmatic basis is a key way that we intend to expand our portfolio of advertising products and enhance advertising revenue. Furthermore, we continue to focus on analytics and measurement tools to evaluate, demonstrate, and improve the effectiveness of advertising campaigns on our platform.

Ad-Supported MAUs in Europe	Ad-Supported MAUs in North America

Ad-Supported MAUs in Latin America	Ad-Supported MAUs in Rest of World

Our Growth Strategies

We believe we are still in the early stages of realizing our goal to connect artists and audiences around the world. Our growth strategies are focused on continuously improving our technology and attracting more Users in current and new markets in order to collect more behavioral data, which we use to offer our Users, advertisers, and artists an even better experience. The key elements of our growth strategy are:

•	Continually Enhance our Platform in Order to Retain and Grow Our User Base. We will continue to (i) invest heavily in research and development, (ii) make strategic acquisitions in order to enhance our product capabilities, and (iii) make our offerings more attractive to existing and prospective Users. We will continue to invest in our artificial intelligence and machine learning capabilities to deepen the personalized experience that we offer to all of our Users. Our acquisitions of Mighty TV, Niland, Sonalytic, Soundtrap, and The Echo Nest Corporation are examples of such investments, and we will continue to look for assets to further improve our User experience.

•	Further Penetrate our Existing Markets. In aggregate, only 12% of the payment-enabled smartphone users in the 65 countries and territories in which we have active Users use our platform, based on estimates from Ovum, as of December 31, 2017. This statistic is calculated as the number of our Users within a country divided by the total number of smartphone owners in that country. By pursuing initiatives that drive the continued growth of our User base within our existing markets, we hope to take advantage of this current low penetration rate. These initiatives include enhancing our Ad-Supported offering, continuing to improve our playlists, enhancing the personalization of our music delivery, bringing even more artists to our platform, and expanding our content offerings.

•	Enter New Geographies. In the last two years, we launched Spotify in Japan, Indonesia, Israel, Romania, South Africa, Thailand, and Vietnam, and we expect to continue to expand geographically in order to provide Users around the world with full access to the Spotify music catalog. Before launching in a new market, we typically optimize the local Spotify experience for local music preferences. A User in the United States typically has very different preferences than a User in Mexico, Japan, or Sweden. We seek to obtain the rights to popular local content and have local curators where it makes sense.

•	Continue to Invest in our Advertising Business. We will continue to invest in our advertising products in order to create more value for advertisers and our Ad-Supported Users by enhancing our ability to make advertising content more relevant for our Ad-Supported Users. Our advertising strategy centers on the belief that advertising products that are based in music and are relevant to the Ad-Supported User can enhance Ad-Supported Users’ experiences and provide even greater returns for advertisers. We have introduced a number of new advertising products, including sponsored playlists, a self-serve audio advertising platform, and are testing skippable audio advertising. Offering advertisers additional ways to purchase advertising on a programmatic basis is one example of how we continue to expand our portfolio of advertising products. We also are focused on developing analytics and measurement tools to evaluate, demonstrate, and improve the effectiveness of advertising campaigns on our platform.

•	Expand our Non-music Content and User Experience. We are an audio first platform and have begun expanding into non-music content like podcasts. We hope to expand this offering over time to include other non-music content, such as spoken word and short form interstitial video.

•	Expand our ‘Spotify for Artists’ Initiatives. We will continue to make investments in the artistic community, by providing artists with even more ways to connect with their fans. By investing in tools that will help further the creation of music, we hope to find more ways to help artists reach Users to grow their audiences. We enable artists to communicate more directly with their fans through our platform and to monetize their creative works.

Our Services

Our User Experience

We combine a sleek and seamless user interface with our artificial intelligence and machine learning capabilities to create a sophisticated yet user-friendly platform. From the moment Users open the Spotify application, we serve them a personalized homepage with content that reflects our understanding of their music tastes, past listening habits, musical moods, and daily activities. The homepage is a gateway to a universe of content, and we aim to make that universe accessible, dynamic, and engaging.

We provide our Users with a wide range of ways to search, browse, and discover music and other content. These include:

●	Personalized Playlists. Our technology automatically creates personalized playlists that are regularly updated. Examples include Discover Weekly, Daily Mix, Release Radar, and Your Summer Rewind. As of December 31, 2017, personalized playlists account for approximately 17% of our monthly Content Hours.

●	Curated Playlists. Our editorial team carefully curates playlists that allow Users to listen to music in specific genres or to match their moods. Examples include RapCaviar, Today’s Top Hits, Peaceful Piano, and Acoustic Covers. RapCaviar has over eight million followers as of December 31, 2017, more than the number of users of any specific hip hop radio station in the United States according to Nielsen. As of December 31, 2017, curated playlists account for approximately 15% of our monthly Content Hours.

●	User Generated Playlists. We have created simple tools that enable Users to quickly curate and save their playlists to share with other Users. On December 31, 2017, we had over 3.2 billion playlists, most of which are created by Users and generate more than 500 million streams daily. As of December 31, 2017, User generated playlists accounted for approximately 36% of our monthly Content Hours.

Personalized Radio. In addition to our thousands of playlists, we offer a responsive and intelligent radio streaming service, which grows and evolves along with a Users’ taste and choices. Our radio feature uses algorithms that take a User’s chosen song or artist to create an online radio station.

Exciting New Content Options, Formats, and Offerings

In addition to the more than 35 million tracks in our catalog as of December 31, 2017, we have developed other forms of content, such as podcasts and short form video, to provide our Users with even more diversity of content.

●	Podcasts. We offer a growing number of podcasts, which have gained significant traction with Users, creators, brands, and advertisers. Our platform enables seamless dissemination of podcasts covering a wide range of genres and topics, including musical content, sports, business and finance, travel, and cooking, among many others. There were a total of 348 million podcast listeners across all platforms worldwide at the end of 2016 and the number of podcast listeners increased to an estimated 484 million in 2017 according to Ovum, representing growth of 39% year-over-year. This engagement presents a significant opportunity for Spotify as we believe we have the ability to enhance the podcast User experience with a better product that is focused on discovery.

●	Video. We also have invested in expanding our content offerings to include video. Embedding video clips into activity-based playlists helps provide a visual layer to our content offerings, allowing artists to promote their music further through graphics or photos on social media platforms while the song is playing. Integrating video into our most popular playlists, such as RapCaviar, Rock This, and Viva Latino, enables us to convert our listeners into viewers of content. Video content includes interviews, freestyles, behind-the-scenes footage, and full-length music videos.

In addition to our on-platform services, we are helping our Users see and experience their favorite artists in-person. Our concerts feature provides Users with lists and notifications of who’s playing live and nearby. For artists, we provide an additional means to target fans and potential fans. We have at various times partnered with Ticketmaster, AXS, and Eventbrite to give fans access to concert tickets.

Variety of Premium Plans and Pricing

Our Premium Service provides Premium Subscribers with unlimited online and offline high-quality streaming access to our catalog. The Premium Service offers a commercial-free music experience. We also offer a variety of Premium subscription pricing plans to appeal to Users with different lifestyles, across various demographics and age-groups. Our pricing is adapted to each local market to align with consumer purchasing power and general cost levels and willingness to pay for a music service.

In addition, as we have entered into new markets where recurring subscription services are less common, we have expanded our subscription products to include prepaid options and durations other than monthly (both longer and shorter durations), as well as expanded both online and offline payment options.

We created the Student Plan to tap into the student population, because these users tend to have high retention and tend to migrate to our Premium Service over time. The purchase of a Student Plan is subject to third-party student verification.

We created the Family Plan to offer a better subscription experience for households so that every household member can have a unique individual account rather than share one account for music listening. This enables us to tailor and program the experience to the individual, including our signature recommendation playlists such as Discover Weekly, Release Radar, and Daily Mix.

Advertising Solutions for Partners

Our Ad-Supported Service has grown from €295 million in revenue in 2016 to €416 million in revenue in 2017, representing an increase of 41%. The gross margins in our Ad-Supported segment also have improved over the years, as the cost of revenue of this business has decreased from 109% in 2016 to 90% of revenue in 2017.

Technology innovation and data mining are at the heart of our Ad-Supported Service. From a technology perspective, we continue to innovate to provide new products for advertisers. We pioneered programmatic audio and have been investing in programmatic advertising since 2015. Programmatic accounted for 18% of total Ad-Supported revenue across our platform, growing 100% from 2016 to 2017 and 46% from 2015 to 2016. Additionally, our recently launched Ad Studio product will increase automation, further allowing both large and small advertisers to utilize our growing self-serve platform.

Our ability to harness our data allows us to know our Users. We believe we understand people through music, their mood, mindset, activities, and tastes, and we can serve them relevant advertising catered specifically to them. Our advertising platform is continually moving toward a holistic people-based marketing approach that is better for both our Users and our advertisers. There are over 150 billion events logged daily on our Service, helping us learn how best to serve our Users and advertisers. With this level of first-party data, we are able to use our advanced algorithms to help advertisers serve highly targeted programs to specific Users and audiences.

We believe our 159 million MAUs in countries and territories as of December 31, 2017 provide advertisers with an attractive and scaled audience. A large percentage of our Ad-Supported Users are between 18 and 34 years old. In January 2018, we were the number one mobile application, in terms of time spent, by Users between 18 and 34 years old. This is a highly sought-after audience that has traditionally been difficult for advertisers to reach via other channels. Furthermore, our User base is highly engaged, providing first-party anonymized data that is valuable to advertisers.

MAUs by Age Demographic	MAUs by Region

By offering advertisers increased “self-serve options,” in which they are able to choose their target audiences and demographics, we also are improving the efficiency and scalability of our advertising platform. This option helps improve our margins, as well as our advertising partners’ return on investment.

Video products, including mobile video, provide us with additional avenues for more visual advertising which we believe will further strengthen our advertising business, since this is an increasingly popular medium for our advertising partners and the brands they represent.

Creator Services

The creator services team is responsible for enhancing the growth and success of the creator community through various functions by focusing on audience development, strategy, talent, live events, fan initiatives, and artist marketing. At the core of creator services are fundamental and trusted relationships with artists, songwriters, and the creator community which collectively give us the ability to bring their vision to life. The multiple functions of creator services align cross-functionally and throughout Spotify globally to support creators both on and off the platform in reaching their full potential.

Our Content Strategy

Users come to Spotify primarily to listen to music they love and to discover new music they will enjoy from among the over 35 million tracks available on our Service as of December 31, 2017, which grows by approximately 20 thousand recordings a day. At its core, Spotify’s platform leverages our deep User engagement, rich data, and artificial intelligence to optimize the content matching process between artists on our platform and Users who are likely to be their fans and engage with their content. We believe our platform is extendable to additional forms of content. We are investing in expanding our non-music content with podcasts and other forms of spoken word audio content, as well as original video content appropriate to our Service. We intend to focus on short-form and interstitial content. We believe that unlocking our extensive catalog of music and spoken word audio content through a highly personalized User experience that drives discovery is critical to the continued fast growth of our Service. One of our strengths and one of our challenges for consumers is that we have an overwhelming amount of content available on our Service for consumers to choose from. In order to better utilize that content, we need to be able to help individual Spotify Users find the content they will love, and we need to help the content find its target audience. We believe this is an important factor in maintaining our market leadership and competitive position.

The vast majority of the content we offer to Users is licensed to Spotify on a non-exclusive basis. We believe that personalization, not exclusivity, is key to our continued success. In addition, because we provide artists with access to millions of Users around the world, many artists independently choose to release content on our Service, even if they initially provided this content exclusively on another Service.

Securing favorable licensing terms with the record companies is key to the long-term success of our business model. In 2017, we renegotiated contracts with the major labels—Universal Music Group, Sony Music Entertainment, and Warner Music Group—and with Merlin, which represents the digital rights on behalf of numerous independent record labels.

Since we have expanded to 65 countries and territories around the world, we have realized that each culture and geography has its own unique listening habits, content, and preferences. We have developed a bespoke strategy for each market, incorporating the unique music traditions of each locale. We are acutely focused on developing relationships with local artists and record companies so that we can integrate them into the Spotify ecosystem. This localization is an important component of our strategy for launching in new markets and further growing our users globally.

Our Technology

We are focused on continuously improving our technology. By investing heavily in research and development and constantly innovating and improving our platform, we ensure that Spotify can deliver a high-quality User experience at scale. As of December 31, 2017, more than 40% of our employees are engineers, and we expect engineers to represent a significant portion of our employees over the foreseeable future.

We also opportunistically make strategic acquisitions, such as our purchases of MightyTV, a content recommendation service which will help us improve the content we recommend to our Users, Niland, an artificial intelligence technology company which will help us optimize music search and recommendation capabilities, Sonalytic, makers of an audio detection technology that can aid in music discovery by helping us identify songs, mixed content, and audio clips, Soundtrap, an online music studio which will help us facilitate music creation by artists we work with, and The Echo Nest Corporation, a leading music intelligence company with in-depth musical understanding and tools that helps us drive music discovery for Users.

We are currently developing a proprietary artificial intelligence technology that we believe will have even more applications leveraging our data. We believe this technology will optimize self-serve promotional inventory and content promotion scheduling.

Leveraging Our Unique Data Assets

We own a large and diversified data set which provides us with significant insight into content consumption and User behavior. As of December 31, 2017, this data set is more than 200 petabytes (compared to 60 petabytes at Netflix as of November 2016 according to publicly available data) and approximately five petabytes are queried daily (compared to approximately three petabytes queried daily at Netflix as of November 2016 according to publicly available data).

Since all our Users have to log in to access our Service, this enables us to track behaviors such as playing songs, sharing, selecting recommended music, skipping, following, and active participation through the upvote and downvote buttons. More than 150 billion of these kinds of events are logged daily on our Service. Furthermore, we devote substantial resources to analyzing and handling this data in order to obtain useful insights with machine learning and artificial intelligence.

We have the ability to personalize and curate the content we stream by measuring an individual User’s preferences against more than 40 different parameters. Our algorithms are designed to anticipate a User’s preferences using factors such as demographics and past listening behavior. Furthermore, we can combine situational context, such as time of day and location, to make better recommendations for appropriate content to an individual User based on his or her current activity. As we further collect and process data and understand our Users, we believe our technology will better understand and respond to our Users’ preferences, drive an even better overall User experience, and further differentiate our Service from our competitors.

Our Technology Architecture

We have designed our technology architecture with a number of core principles in mind to ensure that it is scalable, multi-platform, easy to update, and built to support future development.

•	Scalable, Cloud-Based Infrastructure. We maintain a capital-light infrastructure. In 2016, we began to migrate over to the GCP for the majority of our computing, storage, bandwidth, and other needs. By using a cloud services provider, we are able to focus on running and scaling our Service rather than building our own infrastructure. Given the capabilities of our partner, we can continue to meet our Users’ needs as we grow. As of December 31, 2017, the majority of our computing needs were serviced from our cloud infrastructure.

•	Mobile First. Our mobile architecture is the product of years of development experience, and we continue to improve and adjust its features. Our mobile interface is built to be outwardly sleek and aesthetically pleasing, while capturing the full power and utility of our platform. It has been developed for those on the go, integrating the latest advances in human-machine interaction for touch screen fluidity.

•	Platform Agnostic. We believe that Users should be able to enjoy their music wherever, whenever, on any device. We continue to grow the number of our key partnerships with hardware vendors. We support OS X, iOS, Android, Chrome OS, Fire OS, Windows, Windows Phone, BlackBerry OS, Linux and Symbian.

•	Rapid Updates and Agile Development. Through our advanced development environment, we are able to quickly distribute product improvements, constantly bringing an improved Spotify experience everywhere. We employ agile development techniques and processes, making continuous and flexible product improvements.

•	Open API. We use API to allow developers to integrate Spotify into their own websites and products. A notable example would be Facebook’s integration of our platform, which enables Users to share their favorite music with their friends.

•	Regular Data Refresh. We use many large-scale data storage technologies, in which data is periodically collected by cyclic processes that continuously update our datasets with User activity. The data is processed at minimum every 24 hours and presented in dashboards, making it easy for our data scientists to analyze behaviors and refine our search and selection algorithms. Similar processes also are used to automatically update our music recommendation system.

Marketing

Since our inception, we have focused our marketing efforts on enhancing our brand’s authenticity and presence among consumers, artists, advertisers, and label partners. Initially, our campaigns were designed to educate the market on the concept of on-demand music streaming and the navigation functionality we provided. As familiarity with the music access model spread, our promotional efforts shifted to convey the personalization and discovery capabilities we had developed. We realized early on that being a music application was not enough. Instead we needed to become a service where artists could find new audiences, and audiences could discover new artists, all unified under one common brand. We believe our brand awareness continues to grow. As of December 31, 2017, we had 86% aided awareness in the United States and 69% aided awareness globally within the 15-59 year old demographic, as measured by Equation, a third-party commissioned source.

Our primary marketing initiatives include:

•	Brand marketing. Our online and offline brand marketing campaigns are meant to reinforce the centrality of music in everything we do and to convey our idiosyncratic and quirky culture. We believe that music is meant to connect us. Using a data-driven approach, we try to surface and tell stories about our audience and the artist community. Often, we put Users at the center of our campaigns to showcase how they use our Service and how personalized our Service is to them.

•	Marketing for artists. Our artist marketing program uses billboards, other forms of traditional media, and digital outlets to highlight artists and their work. In these collaborative efforts with creators, we showcase selected artists and create a story that directly connects their music and our Service with a community of fans. Often centered around key release dates and at times in partnership with labels and other third parties, our artist marketing program is a valuable discovery and promotion tool for artists.

Thanks 2016, It’s Been Weird Holiday Campaign	2018 Goals Holiday Campaign

Promotion for 2 Chainz New Album	Tim McGraw & Faith Hill on Hot Country

•	Premium Service discounts. For the past few years, we have offered bi-annual campaigns discounting our subscription offerings. These campaigns typically offer a three-month subscription to the Premium Service at a discounted price and are run during the summer months and around the holiday season. In 2017, these seasonal campaigns drove 20% of our new gross Premium Subscriber additions. For a description of how our bi-annual trial programs effect our results, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Seasonality.”

•	Conversion Marketing. Through both our on-platform and external marketing efforts, we engage our Ad-Supported Users by highlighting key features that encourage conversion to our subscription offerings. These efforts include product links, internal campaigns and user emails, and performance marketing across leading social media platforms.

Our Ad-Supported Service serves as a funnel, driving more than 60% of our total gross added Premium Subscribers since we began tracking this data in February 2014. Only a small percentage of new Premium Subscribers join via paid acquisition channels. As a result, we acquire new Premium Subscribers with relatively limited direct marketing spend and instead focus on investing our resources on improving our Service and converting Ad-Supported Users to Premium Subscribers.

Our Competition

We compete for the time and attention of our users across different forms of media, including traditional broadcast, satellite, and internet radio (iHeartRadio, LastFM, Pandora, and SiriusXM), other providers of on-demand music streaming services (Amazon Prime, Apple Music, Deezer, Google Play Music, Joox, Pandora, and SoundCloud), and other providers of in-home and mobile entertainment such as cable television, video streaming services, and social media and networking websites. We compete to attract, engage, and retain Users with other content providers based on a number of factors, including quality of the User experience, content range and quality, ease of use of the Spotify platform, price, accessibility, perceptions of advertising load on our Ad-Supported Service, brand awareness, and reputation. Many of our competitors enjoy competitive advantages such as greater name recognition, legacy operating histories, and larger marketing budgets, as well as greater financial, technical, human, and other resources. In addition, some of our competitors, including Apple, Amazon, and Google, have developed, and are continuing to develop, devices for which their music streaming service is preloaded, creating a visibility advantage. Terrestrial radio providers also have several competitive advantages over us. In the United States, terrestrial radio only pays royalties to songwriters, whereas we pay royalties to those songwriters, as well as recording artists on both our Ad-Supported Service and our Premium Service, which results in higher content costs to operate our Service. Additionally, terrestrial radio stations are the incumbent, and have the benefit of a large install base, such as cars, and access to certain forms of content currently not available on our Service, such as sports broadcasts.

Additionally, we compete to attract and retain advertisers and a share of their advertising spend for our Ad-Supported Service. We believe our ability to compete depends primarily on the reputation and strength of our brand as well as our reach and ability to deliver a strong return on investment to our advertisers, which is driven by the size of our Ad-Supported User database, our advertising products, our targeting, delivery and measurement capabilities, and other tools.

We also compete to attract and retain highly talented individuals, including data scientists, engineers, product designers, and product managers. Our ability to attract and retain personnel is driven by compensation, culture, and the reputation and strength of our brand. We believe we provide competitive compensation packages and foster a team-oriented culture where each employee is encouraged to have a meaningful contribution to Spotify. We also believe the reputation and strength of our brand helps us attract individuals that are passionate about our Service.

For information on competition-related risks, see “Risk Factors—Risks Related to Our Business—If our efforts to attract prospective Users and to retain existing Users are not successful, our growth prospects and revenue will be adversely affected,” “—We face and will continue to face competition for Ad-Supported Users, Premium Subscribers, and User listening time,” and “—Our business depends on a strong brand, and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our base of Ad-Supported Users, Premium Subscribers, and advertisers.”

History and Development of the Company

We are a Luxembourg public limited liability company (société anonyme), which means that shareholders’ liability is limited to their contributions to the company. The shares forming the share capital of a Luxembourg public limited liability company (société anonyme) may be publicly traded and registered on a stock exchange. Our legal name is “Spotify Technology S.A.” and our commercial name is “Spotify.” We were incorporated on December 27, 2006 as a Luxembourg private limited liability company (société à responsabilité limitée) and were transformed, on March 20, 2009, into a Luxembourg public limited liability company (société anonyme). The principal legislation under which we operate, and under which our ordinary share capital has been created, is the law of 10 August 1915 on commercial companies, as amended and the law of 19 December 2002 on the register of commerce and companies and the accounting and annual accounts of undertakings and the regulations, as amended, made thereunder.

We are registered with the Luxembourg Trade and Companies’ Register under number B.123.052. Our registered office is located at 42-44, avenue de la Gare L-1610 Luxembourg, Grand Duchy of Luxembourg, and our principal operational office is located at Regeringsgatan 19, 111 53 Stockholm, Sweden. Our agent for U.S. federal securities law purposes is Horacio Gutierrez, General Counsel, 45 West 18th Street, 7th Floor, New York, New York 10011.

Organizational Structure

Spotify is a holding company that operates entirely through subsidiaries. The following table shows the significant subsidiaries (as defined in Rule 1-02 of Regulation S-X of the Securities Act) of the Company and the Company’s ownership percentage in each subsidiary as of December 31, 2017.

Significant Subsidiary	Country of Organization	Proportion of Voting Rights and Shares Held (directly or indirectly)
Spotify AB	Sweden	100%
Spotify USA Inc.	United States	100%
Spotify Ltd	United Kingdom	100%

The following diagram illustrates our current simplified corporate structure for Spotify and its significant subsidiaries (as defined in Rule 1-02 of Regulation S-X of the U.S. Securities Act of 1933, as amended (the “Securities Act”)):

Intellectual Property

Our success depends in part upon our ability to protect our technologies and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including trade secrets, patents, copyrights, and trademarks, as well as contractual restrictions, technological measures, and other methods.

We have filed and acquired dozens of active patent applications and issued patents in the United States and other countries. We continue to pursue additional patent protection, both in the United States and abroad where appropriate and cost effective. We intend to hold these patents as part of our strategy to protect and defend the Company’s technology, including to protect and defend the Company in patent-related litigation. We also acquire patents and patent applications from time to time as part of other transactions.

Our registered trademarks in the United States include our primary mark “Spotify” and various versions of the Spotify logo, in addition to a number of other Spotify word marks and logos. In addition, “Spotify” and certain of our other marks are registered in other jurisdictions such as Australia, Brazil, Canada, Chile, China, the EU, India, Israel, Japan, Mexico, New Zealand, Singapore, Switzerland, and Taiwan. We also have pending trademark applications in the United States and other countries for certain Spotify marks. Finally, we have a portfolio of internet domain names, including our primary domain www.spotify.com.

In addition to the forms of intellectual property listed above, we own rights to proprietary processes and trade secrets, including those underlying the Spotify platform. We use contractual and technological means to control the use and distribution of our proprietary software, trade secrets, and other confidential information, both internally and externally, including contractual protections with employees, contractors, customers, and partners. Finally, we also have licenses with various rights holders to stream sound recordings and the musical compositions embodied therein, as further described under “—Licensing Agreements” below, as well as licenses to stream sound recordings in videos and other types of content.

Licensing Agreements

In order to stream music to our Users, we generally secure rights both to the sound recordings and the musical compositions embodied therein (i.e., the musical notes and the lyrics). To secure such rights, we obtain licenses from, and pay royalties to, rights holders or their agents. Below is a summary of certain provisions of our license agreements.

Sound Recording License Agreements with Major and Independent Record Labels

We have license agreements with record label affiliates of the three largest music companies—Universal Music Group, Sony Music Entertainment, and Warner Music Group—as well as Merlin, which represents the digital rights on behalf of numerous independent record labels. These agreements require us to pay royalties and make minimum guaranteed payments, and they include marketing commitments, advertising inventory, and financial and data reporting obligations. Rights to sound recordings granted pursuant to these agreements accounted for over 85% of streams for the year ended December 31, 2017. Generally (with certain exceptions), these license agreements have a duration of two years, are not automatically renewable, and apply worldwide (subject to agreement on rates with certain rights holders prior to launching in new territories). The license agreements also allow for the record label to terminate the agreement in certain circumstances, including, for example, our failure to timely pay sums due within a certain period, our breach of material terms, and in some situations which could constitute a “change of control” of Spotify. These agreements generally provide that the record labels have the right to audit us for compliance with the terms of these agreements. Further, they contain “most favored nations” provisions, which require that certain material contract terms are at least as favorable as the terms we have agreed to with any other record label. As of December 31, 2017, we have estimated future minimum guarantee commitments of €1.7 billion. See “Risk Factors—Risks Related to Our Business—Minimum guarantees required under certain of our license agreements for sound recordings and underlying musical compositions may limit our operating flexibility and may adversely affect our business, operating results, and financial condition.”

We also have direct license agreements with independent labels, as well as companies known as “aggregators” (for example, Believe Digital, CDBaby, and TuneCore). The majority of these agreements are worldwide (subject to agreement on rates with certain rights holders prior to launching in new territories) but others, with local repertoire, are limited to certain launch territories. Many of these agreements have financial and data reporting obligations and audit rights.

Musical Composition License Agreements with Music Publishers

With respect to the underlying musical compositions embodied in the sound recordings we stream, we generally secure both reproduction (“mechanical”) and public performance rights from the owners of the compositions (or their agents). In the United States, mechanical licenses can be obtained directly or under the compulsory license of Section 115 of the Copyright Act. Royalty rates for the compulsory license are determined, pursuant to statute, by the Copyright Royalty Board. These rates also apply to some direct licenses with music publishers, in which the applicable rate is linked to the statutory rate. In the United States, all compulsory licenses obtained by Spotify pursuant to Section 115 of the Copyright Act and direct licenses entered into between Spotify and music publishers are administered by a third-party company, the Harry Fox Agency. The “Phonorecords III Proceedings” set the rates for the Section 115 compulsory license for calendar years 2018 to 2022. The Copyright Royalty Board issued its initial written determination on January 26, 2018. The rates set by the Copyright Royalty Board may still be modified if a party appeals the determination and are subject to further change as part of future Copyright Royalty Board proceedings. Based on management’s estimates and forecasts for the next two fiscal years, we currently believe that the proposed rates will not materially impact our business, operating results, and financial condition. However, the proposed rates are based on a variety of factors and inputs which are difficult to predict in the long-term. If our business does not perform as expected or if the rates are modified to be higher than the proposed rates, our content acquisition costs could increase, which could negatively harm our business, operating results, and financial condition, hinder our ability to provide interactive features in our services, or cause one or more of our services not to be economically viable due to an increase in content acquisition costs.

In the United States, public performance rights are generally obtained through intermediaries known as PROs, which negotiate blanket licenses with copyright users for the public performance of compositions in their repertory, collect royalties under such licenses, and distribute those royalties to copyright owners. We have obtained public performance licenses from, and pay license fees to, the major PROs in the United States—ASCAP, BMI, and SESAC, Inc., among others. These agreements have music usage reporting obligations on Spotify and audit rights for the PROs. In addition, these agreements typically have one to two year terms, and some have continuous renewal provisions, with either party able to terminate for convenience with one to two months’ prior written notice, and are limited to the territory of the United States and its territories and possessions.

The process for obtaining musical composition rights outside the United States varies from country to country. For example, in most territories in Europe and Asia, we negotiate with the local collecting society in each territory in order to obtain both the mechanical and public performance rights, as well as with a number of publishers directly where, for example, those publishers have withdrawn their mechanical rights from the local collecting societies and chosen to license those rights via direct deals with Spotify, including on a pan-European or pan-Asian basis. In many countries, the local collecting societies do not, as a matter of law, have an absolute right to license on behalf of all compositions within that country, and thus we cannot guarantee that our licenses with such collecting societies provide full coverage for all of the musical compositions we make available to our Users in those countries. Our license agreements with local collecting societies and direct license agreements with publishers worldwide are generally in place for one to three years and provide for reporting obligations on both Spotify and the licensor and auditing rights for the licensors. Certain of these license agreements also provide for minimum guaranteed payments or advance payment obligations.

From time to time, our license agreements with certain rights holders and/or their agents, including both sound recording license agreements with major and independent record labels and musical composition license agreements with music publishers, may expire while we negotiate renewals. Per industry custom and practice, we and those rights holders may continue such agreements on a month-to-month basis or enter into other short-term extensions, and/or continue to operate as if the license agreement had been extended (including by our continuing to make music available). It also is possible that such agreements will never be renewed at all. The lack of renewal, or termination, of one or more of our license agreements, or the renewal of a license agreement on less favorable terms, could have a material adverse effect on our business, financial condition, and results of operations. See “Risk Factors—Risks Related to Our Business—We depend upon third-party licenses for sound recordings and musical compositions and an adverse change to, loss of, or claim that we do not hold any necessary licenses may materially adversely affect our business, operating results, and financial condition.”

Other Agreements

The following is a summary of each material agreement, other than material agreements entered into in the ordinary course of business, to which we are or have been a party, unless entered into with shareholders named in the Registration Statement, for the two years immediately preceding the date of this prospectus:

•	Voting Agreement by and among Spotify Technology S.A., MH1 LLC (“Tiger”), and D.G.E. Investments Limited (“D.G.E. Investments”), dated February 2, 2017. A copy of this agreement is included a Exhibit 4.1 to the Registration Statement.

•	Subscription Agreement by and among TME, Tencent Music Entertainment Hong Kong Limited (“TME Hong Kong”), Spotify Technology S.A., and Spotify AB, dated as of December 8, 2017. A copy of this agreement is included as Exhibit 10.20 to the Registration Statement. See “Summary—Recent Developments—Tencent Transactions.”

•	Investor Agreement by and among Spotify Technology S.A., TME, TME Hong Kong, Tencent, Image Frame Investment (HK) Limited (“Image Frame”), and with respect to certain sections only, D.G.E. Investments and Rosello Company Limited (“Rosello”), dated as of December 15, 2017. A copy of this agreement is included as Exhibit 10.21 to the Registration Statement. See “Summary—Recent Developments—Tencent Transactions.”

•	Exchange Agreement by and among Spotify Technology S.A. and the noteholders party thereto, dated as of December 8, 2017. A copy of this agreement is included as Exhibit 10.22 to the Registration Statement. See “Summary—Recent Developments—Exchange of Convertible Notes.”

•	Exchange Agreement by and among Spotify Technology S.A. and the noteholders party thereto, dated as of December 27, 2017. A copy of this agreement is included as Exhibit 10.23 to the Registration Statement. See “Summary—Recent Developments—Exchange of Convertible Notes.”

•	Exchange Agreement by and among Spotify Technology S.A. and the noteholders party thereto, dated as of January 29, 2018. A copy of this agreement is included as Exhibit 10.24 to the Registration Statement. See “Summary—Recent Developments—Exchange of Convertible Notes.”

•	Digital Distribution Agreement by and between Sony Music Entertainment and Spotify AB, effective as of April 1, 2017. A copy of this agreement is included as Exhibit 10.25 to the Registration Statement.

•	Amendment to Digital Distribution Agreement by and between Sony Music Entertainment and Spotify AB, effective as of April 11, 2017. A copy of this agreement is included as Exhibit 10.26 to the Registration Statement.

•	Second Amendment to Digital Distribution Agreement by and between Sony Music Entertainment and Spotify AB, effective as of April 1, 2017. A copy of this agreement is included as Exhibit 10.27 to the Registration Statement.

Government Regulation

We are subject to many U.S. federal and state, European, Luxembourg, and other foreign laws and regulations, including those related to privacy, data protection, content regulation, intellectual property, consumer protection, rights of publicity, health and safety, employment and labor, competition, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could harm our business. In addition, it is possible that certain governments may seek to block or limit our products or otherwise impose other restrictions that may affect the accessibility or usability of any or all of our products for an extended period of time or indefinitely.

In the area of information security and data protection, the laws in several jurisdictions require companies to implement specific information security controls to protect certain types of information. Data protection, privacy, consumer protection, content regulation, and other laws and regulations are very stringent and vary from jurisdiction to jurisdiction. In particular, we are subject to the data protection/privacy regulation under the laws of the EU.

The framework legislation at an EU level with respect to data protection currently is Directive 95/46/EC (the “Data Protection Directive”). The purpose of the Data Protection Directive is to provide for the protection of the individual’s right to privacy with respect to the processing of personal data. Each member state is obligated to have national legislation consistent with the Data Protection Directive. We are therefore subject to the local implementing rules of the European countries where we are established (for example, Luxembourg and Sweden). These local laws can impose stringent rules relating to the way in which we process personal data.

The Data Protection Directive will be superseded by the General Data Protection Regulation (“GDPR”), which will come into effect on May 25, 2018. The GDPR is intended to create a single legal framework that applies across all EU member states. However, there are certain areas where EU member states can derogate from the requirements in their own legislation. It is therefore likely that we will need to comply with these local regulations in addition to the GDPR. Local Supervisory Authorities will be able to impose fines of up to 4% of annual worldwide turnover of the preceding financial year or €20 million, whichever is greater, for non-compliance. These data protection authorities will have the power to carry out audits, require companies to cease or change processing, request information, and obtain access to premises. Where consent is relied upon as the legal basis for processing personal data, businesses must be able to demonstrate that the data subjects gave their consent to the processing of their personal data and will bear the burden of proof that consent was validly obtained and can be withdrawn at any time. The GDPR will implement more stringent operational requirements for processors and controllers of personal data, including, for example, requiring enhanced disclosures to data subjects about how personal data is processed, limiting retention periods of personal data, requiring mandatory data breach notification, and requiring additional policies and procedures to comply with the accountability principle under the GDPR. In addition, data subjects have more robust rights with regard to their personal data.

Our privacy policy and terms and conditions of use describe our practices concerning the use, transmission, and disclosure of User information and are posted on our website.

Legal Proceedings

The Company is from time to time subject to various claims, lawsuits and other legal proceedings. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, our potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. The Company recognizes provisions for claims or pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth, and cash flows.

Between December 2015 and January 2016, two putative class action lawsuits were filed against us in the U.S. District Court for the Central District of California, alleging that we unlawfully reproduced and distributed musical compositions without obtaining licenses. These cases were subsequently consolidated in May 2016 and transferred to the U.S. District Court for the Southern District of New York in October 2016, as Ferrick et al. v. Spotify USA Inc., No. 1:16-cv-8412-AJN (S.D.N.Y). In May 2017, the parties reached a signed class action settlement agreement which the court has preliminarily approved, pursuant to which we will be responsible for (i) a $43 million cash payment to a fund for the class, (ii) all settlement administration and notice costs, expected to be between $1 million to $2 million, (iii) a direct payment of class counsel’s attorneys’ fees of up to $5 million dollars, (iv) future royalties for any tracks identified by claimants, as well as other class members who provide proof of ownership following the settlement, and (v) reserving future royalties for unmatched tracks. The final approval hearing was held on December 1, 2017 and the court has not yet issued a ruling.

Even if the settlement is finally approved, we may still be subject to claims of copyright infringement by rights holders who have purported to opt out of the settlement or who may not otherwise be covered by its terms. For example, since July 2017, six lawsuits alleging unlawful reproduction and distribution of musical compositions have been filed against us in (i) the U.S. District Court for the Middle District of Tennessee (Bluewater Music Services Corporation v. Spotify USA Inc., No. 3:17-cv-01051; Gaudio et al. v. Spotify USA Inc., No. 3:17-cv-01052; Robertson et al. v. Spotify USA Inc., No. 3:17-cv-01616; and A4V Digital, Inc. et al. v. Spotify USA Inc., 3:17-cv-01256), (ii) in the U.S. District Court for the Southern District of Florida (Watson Music Group, LLC v. Spotify USA Inc., No. 0:17-cv-62374), and (iii) the U.S. District Court for the Central District of California (Wixen Music Publishing Inc. v. Spotify USA, Inc., 2:17-cv-09288) (alleging that Spotify has infringed the copyrights in over 10,000 musical compositions). The complaints seek an award of damages, including the maximum statutory damages allowed under U.S. copyright law of $150,000 per work infringed. We intend to vigorously defend the claims.

Property and Equipment

Spotify’s principal operational offices are located in Stockholm, Sweden under a lease for approximately 230,000 square feet of office space, expiring on September 30, 2027. We also lease regional offices in New York, New York; Los Angeles, California; San Francisco, California; Boston, Massachusetts; Dallas, Texas; Chicago, Illinois; Seattle, Washington; Atlanta, Georgia; Miami, Florida; Nashville, Tennessee; and Washington D.C. We also lease other offices in Sweden and lease office space in the United Kingdom, Spain, France, Norway, Finland, Denmark, Netherlands, Belgium, Luxembourg, India, the United Arab Emirates, Australia, Japan, Hong Kong, Germany, Italy, Mexico, Singapore, Brazil, Canada, Columbia, Poland, and Taiwan. In February 2017, we entered into a 17-year lease to occupy approximately 380,000 square feet of office space in New York, New York which will replace our existing office space and will serve as our North American headquarters. In June 2017, we exercised an option on the lease in order to occupy an additional 101,000 square feet of office space.

While the majority of our computing needs are serviced from our cloud infrastructure, we have data centers located in London, United Kingdom; Stockholm, Sweden; and Ashburn, Virginia. The data centers host the www.spotify.com website and intranet applications that are used to manage the website content. The data centers are designed to be fault-tolerant, with a collection of identical web servers connecting to an enterprise database. The design also includes load balancers, firewalls and routers that connect the components and provide connections to the internet. The failure of any individual component is not expected to affect the overall availability of our website. Currently, we are in the process of transitioning all of our data storage (including personal data of Users and music data licensed from rights holders) and computing from our own servers to GCP.

We believe that our current facilities are adequate to meet our needs for the near future and that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our foreseeable future operations.

Employees

In 2016 and 2017, we had 2,084 and 2,960 full-time employees on average, respectively. The following table describes our average number of employees by department per fiscal year:

	December 31,
	2016	2017
Content Production and Customer Service	163	206
Sales and Marketing	664	865
Research and Development	959	1,463
General and Administrative	298	426

The following table describes our average number of employees by geographic location:

	December 31,
	2016	2017
United States	812	1,348
Sweden	849	1,087
United Kingdom	191	217

Additionally, at the end of 2016 and 2017 we had approximately 232 and 308 employees, respectively, in the aggregate in Australia, Belgium, Brazil, Canada, Denmark, Finland, France, Germany, Hong Kong, India, Italy, Japan, Mexico, Netherlands, Norway, Poland, Russia, Singapore, Spain, Taiwan, and Turkey on average. From time to time, we have engaged temporary employees to fill open positions.

MANAGEMENT

Directors, Senior Management, and Employees

Directors and Senior Management

The following table sets forth the names, ages, and positions of our senior management and directors as of March 12, 2018:

Name	Age	Position
Daniel Ek	35	Co-Founder, Chief Executive Officer, Chairman, and Director
Martin Lorentzon	48	Co-Founder and Director
Barry McCarthy	64	Chief Financial Officer
Katarina Berg	50	Chief Human Resources Officer
Seth Farbman	51	Chief Marketing Officer
Alex Norström	41	Chief Premium Business Officer
Gustav Söderström	41	Chief Research & Development Officer
Christopher Marshall	49	Director
Shishir Mehrotra	38	Director
Heidi O’Neill	53	Director
Ted Sarandos	53	Director
Thomas Staggs	57	Director
Cristina Stenbeck	40	Director
Padmasree Warrior	57	Director

The business address of each Director and each of Mr. Ek, Mr. Lorentzon, Ms. Berg, Mr. Norström, and Mr. Söderström is Regeringsgatan 19, 111 53 Stockholm, Sweden. The business address of each of Mr. McCarthy and Mr. Farbman is 45 West 18th Street, 7th Floor, New York, New York 10011.

The following is a brief biography of each of our senior managers and directors:

Daniel Ek is our co-founder, Chief Executive Officer, and Chairman of our board of directors. As our Chief Executive Officer and Chairman, Mr. Ek is responsible for guiding the vision and strategy of the Company and leading the management team. He has been a member of our board of directors since July 21, 2008, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2018. Prior to founding Spotify in 2006, Mr. Ek founded Advertigo, an online advertising company acquired by TradeDoubler, held various senior roles at the Nordic auction company Tradera, which was acquired by eBay, and served as Chief Technology Officer at Stardoll, a fashion and entertainment community for pre-teens.

Martin Lorentzon is our co-founder and a member of our board of directors. He has been a member of our board of directors since July 21, 2008, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2018. Mr. Lorentzon previously served as Chairman of our board of directors from 2008 to 2016. In addition to his role on our board of directors, Mr. Lorentzon has served as a member of the board of directors of Telia Company AB (“Telia Company”), Sweden’s main telecom operator, since 2013. In 1999, Mr. Lorentzon founded TradeDoubler, an internet marketing company based in Stockholm, Sweden, and initially served as a member of its board of directors. Additionally, Mr. Lorentzon has held senior roles at Telia Company and Cell Ventures. He holds a Master of Science in Civil Engineering from the Chalmers University of Technology.

Barry McCarthy is our Chief Financial Officer. He is responsible for overseeing the Company’s financial and legal affairs. Mr. McCarthy also is responsible for managing our advertising sales business and corporate development activities. Prior to joining Spotify, Mr. McCarthy was a private investor and served as a member of the board of directors of several private companies, including for Spotify from 2014 to 2015. He also has served as a member of the board of directors of Pandora from 2011 to 2013, of Chegg from 2010 to 2015 and as the Chairman of their respective audit committees. Since 2011, Mr. McCarthy also has served as an Executive Adviser to Technology Crossover Ventures. From 1999 to 2010, Mr. McCarthy served as the Chief Financial Officer and Principal Accounting Officer of Netflix. Before joining Netflix, Mr. McCarthy served in various management positions in management consulting, investment banking, and media and entertainment. Mr. McCarthy holds a Bachelor of Arts in History from Williams College and a Master of Business Administration in Finance from the Wharton School at the University of Pennsylvania.

Katarina Berg is our Chief Human Resources Officer. She oversees all aspects of human resource management and is responsible for developing and executing the people strategy in support of our overall business plan. Ms. Berg serves as a member of the board of directors of Sqore and as member of the advisory board of directors of ToppHälsa, Bonnier Tidskrifter. Before joining our team, Ms. Berg held human resources roles in various multinational companies, such as Swedbank, 3 Scandinavia, and Kanal 5 (SBS Broadcasting). Ms. Berg holds a Master of Arts in Human Resources Management and Development in Behavioral Science from Lund University.

Seth Farbman is our Chief Marketing Officer. He is responsible for overseeing the Spotify Brand, the User experience, and all marketing and external communications worldwide. Prior to joining Spotify, Mr. Farbman was the Global Chief Marketing Officer for Gap from 2011 to 2015. He also served in various roles at OgilvyEarth from 2005 to 2011, including the Founder, President, and Senior Partner and led marketing teams at several wireless carriers. He currently serves as a member of the board of directors of J. Crew Group, Inc. Mr. Farbman holds a Bachelor of Arts in Journalism from Ithaca College and a Master of Science in Communications from Syracuse University’s S.I. Newhouse School of Public Communications.

Alex Norström is our Chief Premium Business Officer. As our Chief Premium Business Officer, Mr. Norström is responsible for overseeing strategy, marketing, global partnerships, and product offerings for our subscription business. Mr. Norström was previously our Vice President of Growth and our Vice President of Subscription. Prior to joining Spotify in 2011, Mr. Norström was Chief New Business Officer at King. He is currently a member of the board of directors of Circle. Mr. Norström holds a Master of Science in Business & Economics with a Major in Finance from the Stockholm School of Economics.

Gustav Söderström is our Chief Research & Development Officer. He oversees the product, design, data, and engineering teams at Spotify and is responsible for our product strategy. Mr. Söderström is a startup seed investor and also has been an advisor to Tictail since 2013 and was formerly an advisor to 13th Lab (acquired by Facebook’s Oculus). Before joining the Company in 2009, Mr. Söderström was director of product and business development for Yahoo! Mobile from 2006 to 2009. In 2003, Mr. Söderström founded Kenet Works, a company that developed community software for mobile phones and served as the company’s Chief Executive Officer until it was acquired by Yahoo! in 2006. Mr. Söderström holds a Master of Science in Electrical Engineering from KTH Royal Institute of Technology.

Christopher (Woody) Marshall is a member of our board of directors. He has been a member of our board of directors since June 16, 2015, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2018. In addition to his role on our board of directors, Mr. Marshall currently serves on the boards of directors of a number of private companies. Since 2008, he also has served as a general partner of Technology Crossover Ventures, a private equity firm. Prior to that, Mr. Marshall spent 12 years at Trident Capital, a venture capital firm. Mr. Marshall holds a Bachelor of Arts in Economics from Hamilton College and a Master of Business Administration from the Kellogg School of Management at Northwestern University.

Shishir Mehrotra is a member of our board of directors. He has been a member of our board of directors since June 13, 2017, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2018. Mr. Mehrotra previously served as our Strategic Advisor to the Chief

Executive Officer, from December 2015 to May 2017. Mr. Mehrotra is the CEO and Co-Founder of Coda, Inc. Mr. Mehrotra has previously served as a Vice President of Product and Engineering at Google and Director of Program Management at Microsoft. Mr. Mehrotra holds a Bachelor of Science in Computer Science and a Bachelor of Science in Mathematics from the Massachusetts Institute of Technology.

Heidi O’Neill is a member of our board of directors. She has been a member of our board of directors since December 5, 2017, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2018. Ms. O’Neill previously served as a member of the board of directors of Skullcandy, where she also was the Chair of the compensation committee, and the Nike School Innovation Fund, of which she was a founding member. Ms. O’Neill also serves as the President of Nike Direct, a division of Nike, Inc.

Ted Sarandos is a member of our board of directors. He has been a member of our board of directors since September 13, 2016, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2018. In addition to his role on our board of directors, Mr. Sarandos serves on the Film Advisory Board of Directors for Tribeca and Los Angeles Film Festivals, a member of the board of directors of the American Cinematheque, an American Film Institute trustee, and an Executive Committee Member of the Academy of Television Arts & Sciences. He is a Henry Crown Fellow at the Aspen Institute and serves on the board of directors of Exploring the Arts. He also serves as the Chief Content Officer of Netflix and has led content acquisition for Netflix since 2000.

Thomas Staggs is a member of our board of directors. He has been a member of our board of directors since June 13, 2017, and his term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2018. In addition to his role on our board of directors, Mr. Staggs serves on the board of directors of the University of Minnesota Carlson School of Management and the Center for Early Education. He also serves as the Executive Chairman of Vejo, Inc. Mr. Staggs previously served in various roles at The Walt Disney Company, including as Chief Financial Officer, Chairman of Disney Parks and Resorts, Chief Operating Officer, and Senior Advisor to the Chief Executive Officer. He also was previously a member of the board of directors at Euro Disney SCA from 2002 until 2015. Mr. Staggs holds a Bachelor of Science in Business from the University of Minnesota and a Master of Business Administration from the Stanford Graduate School of Business.

Cristina Stenbeck is a member of our board of directors. She has been a member of our board of directors since June 13, 2017, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2018. In addition to her role on our board of directors, Ms. Stenbeck serves on the board of directors as principal owner of Kinnevik AB, a Swedish listed investment group, where she also was Vice Chairman from 2003 to 2007 and Chairman from 2007 to 2016. In addition, she serves on the board of directors of several private companies, including Babylon Holdings Ltd, a UK health technology company, and Verdere S.à.r.l., a Luxembourg-based investment company. Ms. Stenbeck previously held board positions in Kinnevik’s investee companies, including Zalando SE, Millicom International Cellular S.A., and a Swedish family foundation Hugo Stenbecks Stiftelse, as well as acting as Trustee for St. Andrew’s School in Middletown, Delaware. She holds a Bachelor of Science in Business from Georgetown University.

Padmasree Warrior is a member of our board of directors. She has been a member of our board of directors since June 13, 2017, and her term will expire on the date of the general meeting of shareholders to be held to approve the annual accounts of 2018. In addition to her role on our board of directors, Ms. Warrior serves on the boards of directors of NIO, Microsoft, and Thorn. In addition, Ms. Warrior was a member of the board of directors of Gap, Inc. from 2013 to 2016 and a member of the board of directors of Box from 2014 to 2016. She also serves as the Chief Executive Officer of NIO U.S. From 2008 to 2015 Ms. Warrior worked at Cisco, most recently as Chief Technology and Strategy Officer. She holds a Bachelor of Technology in Chemical Engineering from the Indian Institute of Technology and a Master of Science in Chemical Engineering from Cornell University.

Family Relationships

There are no family relationships between any of the directors. There are no family relationships between any director and any of the senior management of our Company.

Arrangements or Understandings

Christopher Marshall was elected as a director pursuant to a shareholder arrangement pursuant to his role as a general partner of TCMI, Inc., which manages the TCV funds. Such shareholder arrangement has since been terminated. None of our other senior management, directors, or key employees has any arrangement or understanding with our principal shareholder, customers, suppliers, or other persons pursuant to which such senior management, director, or key employee was selected as such.

Board of Directors Practices

Board of Directors Structure

Our board of directors currently consists of nine directors and is composed of Class A and Class B directors. Our articles of association provide that the board of directors must be composed of at least three members. Each director holds office for the term decided by the general meeting of the shareholders, but not exceeding six years, or until his or her successor has been appointed. For more information on the date of expiration of each director’s term and the length of time each director has served, see “Management—Directors, Senior Management, and Employees.” Our directors may be removed at any time, with or without cause, by a resolution of the shareholders’ meeting. See “Description of Share Capital and Articles of Association—Articles of Association—Board of Directors.”

Our board of directors has established a remuneration committee. Our remuneration committee consists of Christopher Marshall, Martin Lorentzon, and Shishir Mehrotra. Mr. Marshall is the chair of our remuneration committee. Our remuneration committee has the following responsibilities, among others:

•	reviewing and making recommendations to our board of directors related to our incentive-compensation plans and equity-based plans;

•	establishing and reviewing the overall compensation philosophy of the Company;

•	reviewing and approving total compensation for our chief executive officer and other executive officers;

•	reviewing and making recommendations regarding the compensation to be paid to our non-employee directors;

•	selecting and retaining a compensation consultant; and

•	such other matters that are specifically delegated to the remuneration committee by our board of directors from time to time.

Our board of directors has established an audit committee that consists of Christopher Marshall, Thomas Staggs, and Padmasree Warrior. Thomas Staggs is expected to be the chair of our audit committee. All audit committee members satisfy the “independence” requirements set forth under the rules of the NYSE and in Rule 10A-3 under the Exchange Act. Our audit committee has the following responsibilities, among others:

•	appointing and replacing our independent registered public accounting firm, subject to shareholder approval;

•	retaining, compensating, evaluating, and overseeing the work of our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any difficulties or material audit issues and the Company’s response to any management letters provided by the independent registered public accounting firm;

•	discussing the annual audited financial statements and quarterly financial statements with management and our independent registered public accounting firm;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting periodically with management and, separately from management, with our internal auditors and independent registered public accounting firm.

Directors and Senior Management

During the year ended December 31, 2017, our executive leadership team, including our named executive officers, and members of our board of directors received total aggregate compensation of $28,034,473.65, which included base salary, annual cash bonus, stock options (valued based on their Black-Scholes value), RSUs (for our directors only) (valued based on the fair market value of the corresponding shares), and $434,247.18 in amounts set aside or accrued to provide pension, retirement, or similar benefits. In determining the foregoing aggregate amounts, compensation amounts paid to certain members of our executive leadership team and members of our board of directors in Swedish Krona were converted based on a December 31, 2017 exchange rate of SEK 8.20 per dollar as published by Reuters. The figure provided for stock options includes, as adjusted for the Share Split, an aggregate of 1,170,320 stock options granted to our executive leadership team and members of our board of directors in 2017, each with an exercise price of $50.70 per share and an expiration date of March 31, 2022. The figure provided for RSUs includes, as adjusted for the Share Split, an aggregate of 80,920 RSUs granted to the members of our board of directors in 2017.

Compensation Discussion & Analysis

This section discusses the principles underlying the material components of our executive compensation program for a subset of our executive leadership team who would be our named executive officers, as if we were a domestic issuer (other than one individual who would have been a named executive officer but has left the Company) and the factors relevant to an analysis of these policies and decisions. These “named executive officers” for 2017 are:

•	Daniel Ek, who is our Co-Founder and serves as our Chief Executive Officer (“CEO”), Chairman, and Director and is our principal executive officer;

•	Barry McCarthy, who serves as Chief Financial Officer (“CFO”) and is our principal financial officer;

•	Gustav Söderström, who serves as Chief Research & Development Officer;

•	Alex Norström, who serves as Chief Premium Business Officer; and

•	Seth Farbman, who serves as Chief Marketing Officer.

Specifically, this section provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each compensation component that we provide. In addition, we explain how and why the remuneration committee of our board of directors arrived at specific compensation policies and decisions involving our named executive officers during 2017.

Each of the key elements of our executive compensation program is discussed in more detail below. Our compensation programs are designed to be flexible and complementary and to collectively serve their principles and objectives.

Unless specifically set forth in this section captioned “Compensation Discussion & Analysis,” the discussion herein regarding executive compensation gives effect to the Share Split on a retroactive basis.

Executive Compensation Philosophy and Objectives

We operate in the highly competitive and dynamic digital media industry as the world’s largest subscription music streaming service. This industry is characterized by rapidly changing market requirements and the emergence of new competitors. To succeed in this environment, we must continuously develop solutions that meet the needs of our rapidly growing User base in a rapidly changing environment, efficiently develop and refine new and existing products and services, and demonstrate a strong return on investment to our advertisers. To achieve these objectives, we need a highly talented and seasoned team of data scientists, engineers, product designers, product managers, and other business professionals.

We recognize that our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees, which is driven by our compensation, culture and reputation, and the strength of our brand. We strive to create an environment that is responsive to the needs of our employees, is open towards employee communication and continual performance feedback, encourages teamwork, and rewards commitment and performance. The principles and objectives of our compensation and benefits programs for our executive leadership team and other employees are to:

•	attract, engage, and retain the best executives to work for us, with experience and managerial talent enabling us to be an employer of choice in highly-competitive and dynamic industries;

•	align compensation with our corporate strategies, business and financial objectives, and the long-term interests of our shareholders;

•	motivate and reward executives whose knowledge, skills, and performance ensure our continued success; and

•	ensure that our total compensation is fair, reasonable, and competitive.

We compete with many other companies in seeking to attract and retain experienced and skilled executives. To meet this challenge, we have embraced a compensation philosophy that offers our executive leadership team competitive compensation and benefits packages including equity grants, which are focused on long-term value creation and that reward our executive leadership team for achieving our financial and strategic objectives.

Roles of Our Board of Directors, Remuneration Committee, and Chief Executive Officer in Compensation Decisions

The initial compensation arrangements with our executive leadership team, including the named executive officers, have been determined in arm’s-length negotiations with each individual executive. Typically, our CEO has been responsible for negotiating these arrangements, except with respect to his own compensation, with the oversight and final approval of the members of our board of directors or the remuneration committee. The compensation arrangements have been influenced by a variety of factors, including, but not limited to:

•	our financial condition and available resources;

•	our need for that particular position to be filled;

•	our board of directors’ evaluation of the competitive market based on the third-party data provided by Compensia, Inc. (“Compensia”), a national compensation consulting firm, competitive pay practices for comparable positions at companies of comparable scale and in relevant business segments, as further described below, and the experience of the members of the remuneration committee with other companies;

•	the length of service of an individual; and

•	the compensation levels of other members of the executive leadership team, each as of the time of the applicable compensation decision.

Following the establishment of the initial compensation arrangements, our CEO, board of directors, and remuneration committee have been responsible for overseeing our executive compensation program, as well as determining and approving the ongoing compensation arrangements for our CEO and other members of the executive leadership team, including the other named executive officers. Typically, in years past, our CEO reviewed the performance of the other members of the executive leadership team, including the other named executive officers, and based on this review, along with the factors described above, made recommendations to the remuneration committee with respect to the total compensation, including each individual component of compensation, of these individuals for the coming year. There was no predetermined time of year for these reviews, although they were generally performed on an annual basis coinciding with our Company-wide employee compensation review in March. Further, in years past, the remuneration committee reviewed the performance of our CEO, and based on this review and the factors described above, determined his total compensation for the coming year.

The current compensation levels of our executive leadership team, including the named executive officers, primarily reflect the varying roles and responsibilities of each individual.

Engagement of Compensation Consultant

The remuneration committee has engaged the services of Compensia to provide executive compensation advisory services. The remuneration committee directed Compensia to develop a peer group of comparable companies in our sector and prepare a competitive market analysis of our executive compensation program to assist it in determining the appropriate level of overall compensation, as well as assess each separate component of compensation, with the goal of understanding the competitiveness of the compensation we offer to our executive leadership team. The peer group (the “Peer Group”) for 2017 consisted of the following companies:

Citrix Systems	CoStar Group	Criteo	Expedia
Groupon	HomeAway	IAC/InterActiveCorp	Just Eat
King Digital Entertainment	Linkedin	Netflix	NetSuite
Pandora Media	Qlik Technologies	Scripps Networks Interactive	ServiceNow
Sirius XM Holdings	Tesla Motors	The Ultimate Software Group	TripAdvisor
Twitter	VeriSign	Workday	Zillow Group
Zulily

The remuneration committee bases its executive compensation decisions, at least in part, by reference to the compensation of the executives holding comparable positions at this group of comparable peer companies, as it may be adjusted from time to time. In 2017, Compensia provided the remuneration committee with total cash compensation data and total compensation data (including cash compensation and equity compensation) at various percentiles within the Peer Group. The remuneration committee considered this data in determining the compensation levels of our named executive officers, but we did not benchmark our executive compensation to any pre-determined target percentile of market. The remuneration committee sought to compensate our named executive officers at a level that would allow us to successfully recruit and retain the best possible talent for our executive leadership team. Overall, Compensia’s analysis of our Peer Group indicated that the target total cash compensation for our named executive officers was approximately the 25th percentile of our Peer Group. Our total compensation for our named executive officers other than our CEO, including cash and equity compensation, was between the 50th and 75th percentile of our Peer Group. As noted above, we rely heavily on our stock options to incentivize our employees, including each of our named executive officers.

Compensia’s analysis of our Peer Group also indicated that our CEO’s total cash compensation for 2017 was approximately the 50th percentile of our Peer Group and his total compensation, including cash and equity compensation, was below the 25th percentile of our Peer Group.

Compensation Philosophy

We design the principal components of our executive compensation program to fulfill one or more of the principles and objectives described above. Compensation of our named executive officers consists of the following elements:

•	base salary;

•	equity incentive compensation;

•	certain severance benefits;

•	retirement savings plans; and

•	health and welfare benefits and certain limited perquisites and other personal benefits.

We offer cash compensation in the form of base salaries that we believe appropriately reward our executive leadership team members for their individual contributions to our business. We have opted not to offer annual cash bonuses to our executive leadership team members, as we believe they do not incentivize the long-term growth of the Company. Instead, we incentive our executive leadership team members heavily through share-based compensation, which we believe fosters the long-term growth of the Company.

We have emphasized the use of equity to incentivize our executive leadership team to focus on the growth of our overall enterprise value and, correspondingly, the creation of value for our shareholders. As a result of this compensation practice, we have tied a greater percentage of each executive leadership team member’s total compensation to shareholders returns and kept cash compensation at modest levels, while providing the opportunity to be well-rewarded through equity if we perform well over time.

Except as described below, we have not adopted any policy or guidelines for allocating compensation between currently-paid and long-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.

Each of the primary elements of our executive compensation program is discussed in more detail below. We believe that, as a part of our overall executive compensation policy, each individual element serves our objectives described above.

Executive Compensation Program Components

The following describes the primary components of our executive compensation program for each of our named executive officers, the rationale for that component, and how compensation amounts are determined.

Base Salary

Generally, our named executive officer’s initial base salaries were established through arms-length negotiation at the time the individual was hired, taking into account his or her qualifications, experience, and prior salary level. Thereafter, the base salaries of our executive leadership team members, including the named executive officers, are reviewed periodically by our remuneration committee, and adjustments are made as deemed appropriate. There were no base salary increases in 2017.

As of July 1, 2017, our CEO does not receive a base salary but instead receives an annual bonus subject to the fulfillment of certain milestones and/or discretionary approval by our board of directors. The first such annual bonus, in an amount up to $1,000,000, became payable in the first quarter of 2018. The board of directors considered whether Company achieved (i) more than 70,000,000 Premium Subscribers in 2017, (ii) more than 150,000,000 MAUs in 2017, and (iii) 25% in gross margin during the second half of 2017 in determining the bonus amount, but our board of directors retained the ability to pay such bonus to Mr. Ek even if such milestones were not achieved. In February 2018, our board of directors determined to pay Mr. Ek the full $1,000,000 bonus based on the Company’s 2017 performance though certain performance goals were not achieved, Mr. Ek no longer retains any rights associated with his fixed monthly salary from his employment agreement.

As of the end of fiscal year 2017, our named executive officers were entitled to the following base salaries:

Named Executive Officer	Base Salary
Daniel Ek(1)(2)	$0
Barry McCarthy	$560,000
Gustav Söderström(2)	$365,763
Alex Norström(2)	$380,394
Seth Farbman	$900,000

(1)	As of July 1, 2017, Mr. Ek does not receive a base salary but instead receives an annual bonus subject to the fulfillment of certain milestones and/or discretionary approval by our board of directors. Prior to July 1, 2017, Mr. Ek received an annual base salary of $585,366.
(2)	Messrs. Ek, Söderström, and Norström are each paid in Swedish Krona. Such amounts are based on the exchange rate of SEK 8.20 per dollar as of December 31, 2017 as published by Reuters.

Long-Term Equity Incentives

Each of our named executive officers has been granted equity awards in the Company, which allow them to share in the future appreciation of the Company, subject to certain vesting conditions, as described in more detail below. These equity awards are designed to foster a long-term commitment to us by our named executive officers, provide a balance to the salary component of our compensation program, align a portion of our executives’ compensation to the interests of our principal equityholders, promote retention, and reinforce our pay-for-performance structure (as discussed in more detail below). For further information on our equity award programs please see “—Share Ownership” below.

Equity Award Decisions

Each year our remuneration committee approves a stock option program and RSU program to incentive our employees, including our named executive officers. Our remuneration committee, in consultation with our CEO, determines the allocation of such awards to our executive leadership team members. In making these equity awards, the remuneration committee takes into consideration the Company’s financial results and market conditions, as well as the factors described above. In 2017, none of named executive officers were granted RSUs in the Company.

Retirement Savings and Other Benefits

Our retirement programs comply with local laws and regulations. For our employees who reside in Sweden, including Messrs. Ek, Söderström and Norström, we participate in an occupational pension plan. Pursuant to such plan we pay a premium of 4.5% of each such officer’s monthly base salary up to an annual income ceiling and 30% of monthly base salary on amounts above such annual income ceiling. Employees also may contribute additional amounts through a salary exchange program pursuant to which eligible employees are given the opportunity to enhance their pension savings by choosing to exchange a portion of their base salary for additional pension contributions. The minimum amount for salary exchange contributions is SEK 500 per month.

For our employees in the United States who satisfy certain eligibility requirements, including Messrs. McCarthy and Farbman, we have established a 401(k) retirement savings plan. Under the 401(k) plan, eligible employees may elect to reduce their current compensation by up to the prescribed annual limit and contribute these amounts to the 401(k) plan. The Company matches up to 50% of the employee’s contributions up to 6% of their annual salary. Employees vest in the employer-contributions ratably over four years.

The Company does not maintain any defined benefit plans for any of its named executive officers.

Employee Benefits and Perquisites

Additional benefits received by our Swedish employees, including Messrs. Ek, Söderström and Norström, include private healthcare, accident insurance, life and long-term disability insurance, travel insurance, and parental leave. Additional benefits received by our U.S. employees, including Messrs. McCarthy and Farbman, include medical, dental, and vision benefits, medical, and dependent care flexible spending accounts, short-term and long-term disability insurance, basic life insurance coverage, and parental leave. These benefits are provided to our named executive officers on the same general terms as they are provided to all of our full-time employees in the applicable countries.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices in the competitive market.

We do not view perquisites or other personal benefits as a significant component of our executive compensation program. We generally provide relocation assistance to all of our employees, when applicable. We provided Mr. McCarthy with relocation assistance and tax preparation assistance in connection with his relocation. In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive officer in the performance of his or her duties, to make our executive leadership team members more efficient and effective, and for recruitment, motivation, or retention purposes. All future practices with respect to perquisites or other personal benefits for our named executive officers will be approved and subject to periodic review by the remuneration committee. We do not expect these perquisites to be a significant component of our compensation program.

Severance

Each of our named executive officers is entitled to severance upon certain qualifying terminations. For further information on such amounts please see “—Employment Agreements” below.

Employment Agreements

We have, or one of our subsidiaries has, entered into employment agreements with Ms. Berg and Messrs. Ek, McCarthy, Farbman, Norström, and Söderström. We currently do not have employment agreements or other service contracts with any members of our board of directors, except for Mr. Ek.

In 2011, Mr. Ek entered into a new employment agreement that replaced his prior agreement. The employment agreement provides for an indefinite term that automatically expires upon Mr. Ek’s retirement at age 65. The agreement provides for a fixed monthly salary, although the board of directors determined that, commencing July 1, 2017, Mr. Ek would no longer receive an annual salary and would instead have the right to receive solely a discretionary annual bonus subject to the achievement of certain milestones. The first such annual bonus, in an amount up to $1,000,000, became payable in the first quarter of 2018. The board of directors considered whether the Company achieved (i) more than 70,000,000 Premium Subscribers in 2017, (ii) more than 150,000,000 MAUs in 2017, and (iii) 25% in gross margin during the second half of 2017 in determining the bonus amount, but our board of directors retained the ability to pay such bonus to Mr. Ek even if such milestones were not achieved. In February 2018, our board of directors determined to pay Mr. Ek the full $1,000,000 bonus based on the Company’s 2017 performance though certain performance goals were not achieved. Mr. Ek no longer retains any rights associated with his fixed monthly salary from his employment agreement. The agreement also provides for a six-month notice period prior to termination, though we may terminate the agreement with immediate effect if Mr. Ek has grossly neglected his obligations or otherwise materially breached the contract. In the event of termination of employment by us (other than due to gross neglect), in addition to pay during the notice period, Mr. Ek also will be entitled to a severance payment equal to six times his monthly salary, less any income from future employment, payable in monthly installments following termination.

Mr. Ek’s employment agreement contains post-termination non-competition covenants that we could choose to enforce for 12 months following any type of termination of employment, except termination by us due to any reason other than breach of contract by Mr. Ek. In consideration for the non-competition covenant, we will pay Mr. Ek, in monthly installments during his restricted period, 12 times his monthly salary, less any income from future employment, in an amount up to 60% of Mr. Ek’s monthly salary. Such payment will not be made during any period Mr. Ek is otherwise receiving severance pay from us or if Mr. Ek’s employment ceases as a result of retirement or termination by us due to Mr. Ek’s breach of contract. If we decide not to enforce the non-competition covenant, the corresponding payment obligation would also cease. Mr. Ek’s employment agreement also includes employee and customer non-solicitation clauses that will apply for 12-months post-termination and that do not require us to pay any additional consideration.

In October 2016, Mr. McCarthy entered into a new employment agreement that replaced his prior agreement (the “McCarthy Agreement”). The agreement provides for an indefinite employment period. The agreement also provides for a base salary, participation in our benefit plans, and total target compensation of $5,000,000. We may terminate Mr. McCarthy’s employment without “Cause” (as defined in the agreement) upon three months’ notice. In addition, upon a termination without Cause, Mr. McCarthy is entitled to a severance amount equal to his base salary for six months and subsidized health benefits for six months. If Mr. McCarthy’s employment is terminated within 12 months after a change in control of the Company (which will not occur in connection with the initial registration), or if he is required to perform duties that are materially inconsistent with those normally performed by him or is otherwise constructively dismissed following the change in control, he is entitled to receive a lump sum severance payment of 12 months’ salary and subsidized health benefits. Mr. McCarthy also is subject to a nine-month post-termination non-competition covenant (with such period commencing on the last day of the notice period) and a two-year post-termination non-solicitation covenant.

In 2017, each of Ms. Berg and Messrs. Farbman, Norström, and Söderström entered into revised employment agreements that provide substantially similar terms to the terms described above for the McCarthy Agreement, except that the agreements do not provide for a specified total target compensation and their non-competition periods commence on the first day of their respective notice periods rather than the last day.

For further information on the post-termination treatment of our stock options please see “—Stock Options” below.

Share Ownership

The following table provides information regarding share ownership by our officers and directors as of March 9, 2018.

Name of Beneficial Owner	Number of Shares Owned	Approximate Percentage of Outstanding Ordinary Shares	Number of Shares Underlying Options	Option Exercise Price ($)	Option Expiration Date	Restricted Stock Units	Warrants	Subscription Price ($)
Daniel Ek(1)	45,061,120	24.6%	523,960	42.18	03/31/2021	—	3,200,000	50.61
	—	—	—	—	—	—	1,600,000	89.73
Martin Lorentzon(2)	21,692,720	11.8%	—	—	—	4,600	1,920,000	50.61
Barry McCarthy(3)	142,680	*	1,072,000	43.73	03/31/2020	—	—	—
	—	—	300,960	41.20	03/31/2021	—	—	—
	—	—	282,000	50.70	03/31/2022	—	—	—
	—	—	145,360	123.13	03/31/2023	—	—	—
Katarina Berg	12,840	*	12,600	15.63	03/31/2018	7,880	—	—
	—	—	47,080	42.48	03/31/2020	—	—	—
	—	—	56,400	50.70	03/31/2022	—	—	—
	—	—	43,600	123.13	03/31/2023	—	—	—
Seth Farbman	—	—	43,440	43.73	03/31/2020	13,720	—	—
	—	—	117,720	42.48	03/31/2020	—	—	—
	—	—	70,520	50.70	03/31/2022	—	—	—
	—	—	43,600	123.13	03/31/2023	—	—	—
Alex Norström	47,560	*	4,560	30.61	03/31/2020	3,320	—	—
	—	—	141,240	42.48	03/31/2020	—	—	—
	—	—	225,600	50.70	03/31/2022	—	—	—
	—	—	130,800	123.13	03/31/2023	—	—	—
Gustav Söderström	17,800	*	41,440	25.34	03/31/2020	11,840	—	—
	—	—	201,800	42.48	03/31/2020	—	—	—
	—	—	71,120	42.18	03/31/2021	—	—	—
	—	—	282,000	50.70	03/31/2022	—	—	—
	—	—	145,360	123.13	03/31/2023	—	—	—
Christopher Marshall(4)	5,240	*	—	—	—	8,800	—	—
	—	—	—	—	—	4,600	—	—
Shishir Mehrotra	99,560	*	—	—	—	4,600	—	—
Heidi O’Neill	—	—	—	—	—	3,320	—	—
Ted Sarandos	3,760	*	—	—	—	5,320	—	—
	—	—	—	—	—	4,600	—	—
Thomas Staggs(5)	31,040	*	—	—	—	4,600	—	—
Cristina Stenbeck	—	—	—	—	—	4,600	—	—
Padmasree Warrior	—	—	—	—	—	4,600	—	—

*	Represents beneficial ownership of less than 1%.
(1)	Includes 12,801,280 ordinary shares held of record by Tiger, 4,276,200 ordinary shares held of record by TME Hong Kong, 9,076,240 ordinary shares held of record by Image Frame, and 2,800,000 ordinary shares held of record by Tencent Mobility Limited. Mr. Ek exercises voting power over the ordinary shares held of record by Tiger, TME Hong Kong, Image Frame, and Tencent Mobility Limited through his indirect ownership of D.G.E. Investments, which holds an irrevocable proxy with regard to these ordinary shares. As such, Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held of record by Tiger, TME Hong Kong, and Image Frame. Also includes 16,107,400 ordinary shares held of record by D.G.E. Investments. Mr. Ek is the sole shareholder of D.G.E. Holding Limited (“D.G.E. Holding”), which is the sole shareholder of D.G.E. Investments. As such, each of D.G.E. Holding and Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held of record by D.G.E. Investments. The business address of D.G.E. Holding is 4, V. Dimech Street, Floriana FRN 1504, Malta. The business address of D.G.E. Investments Limited is Office 101, Omega Business Center, 18 Stratigou Temagia Avenue, 6047 Larnaca, Cyprus.
(2)	These ordinary shares are held of record by Rosello. Mr. Lorentzon is the sole shareholder of Amaltea S.à r.l. (“Amaltea”), which is the sole shareholder of Rosello. As such, each of Amaltea and Mr. Lorentzon may be deemed to share beneficial ownership of the ordinary shares held of record by Rosello. The business address of Rosello is 22 Stasikratous Street, Office 001, 1065 Nicosia, Cyprus.
(3)	These ordinary shares are held of record by Rivers Cross Trust, an entity wholly owned by Mr. McCarthy. The business address of Rivers Cross Trust is 3875 Woodside Rd, Woodside, CA 94062.
(4)	Mr. Marshall and the other members of TCV VII Management, L.L.C. (“TCV VII Management”) and TCV VIII Management, L.L.C. (“TCV VIII Management”) (collectively, the “Management Members”) may be deemed to have the shared power to dispose or direct the disposition of the 5,240 shares of stock held of record by Mr. Marshall. The Management Members disclaim beneficial ownership of the shares issuable upon vesting of restricted stock units owned of record by Mr. Marshall.
(5)	These ordinary shares are held of record by the Staggs Trust, a revocable inter-vivos trust established by Mr. Staggs and his spouse. The business address of the Staggs Trust is 9665 Wilshire Blvd., Suite 525, Beverly Hills, CA 90212.

Stock Options

We offer stock options to all permanent employees, including the executive leadership team, upon hire, in order to allow all such employees to share in our future success. Certain employees, including the executive leadership team, also are eligible for yearly stock option grants. Each stock option represents the right to purchase one of our ordinary shares. Pursuant to the recent stock option programs, each participant is granted a stock option at a specified exercise price. Since January 1, 2016, the exercise prices have been set at fair market value. Of each grant, 3/16ths of the total number of options granted vests on the first of any of March 1, June 1, September 1, or December 1 falling more than three months from the date of grant (except for grants made prior to 2017 in Australia for which 5/16 vests on the first of March 1, June 1, September 1, or December 1 after 12 months from the date of grant), and thereafter 1/16 vests on each March 1, June 1, September 1, and December 1 thereafter, subject to continued employment. The options expire on March 31 of the fifth year following the date of grant. Initially, vested options were only exercisable annually during a 30-day exercise window, for a period of time immediately following the optionee’s termination and upon the expiration of the term of the option. In 2016, we amended our stock option program to provide that vested options could be exercised during each March, June, September, and December prior to the expiration of the term of the option. We later further amended our stock option program in 2017 to provide that vested options may be exercised at any time prior to the expiration of the option term. For our Swedish employees, upon the exercise of a stock option, the company is required to pay a social insurance tax in an amount equal to 31.42% of the spread value of the option.

Upon the termination of an optionee’s employment for any reason, all unvested options held by the optionee will be immediately forfeited. If the optionee resigns; if we terminate the optionee’s employment other than as a result of death, disability or “Cause” (as defined in the option plan); or if the optionee retires, the optionee’s vested options will remain exercisable for 90 days following such termination. If the optionee’s termination of employment occurs due to death or disability, the vested options will remain exercisable for 194 days following termination. In either case, the option will no longer be exercisable after the expiration date. Upon termination for Cause, vested options will immediately be forfeited. We also may cancel an optionee’s options upon the optionee’s commission of a material breach of the terms and conditions or our shareholders’ agreement.

The board of directors may provide for a new exercise period upon a change in control. If the board of directors sets a new exercise period, 50% of each holder’s unvested options will accelerate and vest. Following such acceleration, the board of directors may choose to allow the unvested options to continue to vest or lapse. If the board allows the unvested options to continue vesting, 1/8th of the unvested option will vest on the first cliff vesting date as described above, and 1/32nd of the remaining option will vest each quarter thereafter. If we or our successor terminates an optionee’s employment without Cause within six months following a transaction constituting a change in control, any unvested stock options held by the optionee will vest as of such termination. The plans provide for other potential adjustments to the stock options in the event of corporate transactions.

Our board of directors approved a stock option program for 2018 with substantially the same terms as described above.

We intend to amend our existing stock option programs in connection with this registration to align the programs with being a public company. The amendments will not materially adversely affect any of the outstanding holders and will include updates related to securities law compliance and exercise through electronic platforms.

We also maintain an option program for former employees of The Echo Nest Corporation who are not members of the executive leadership team, which options we assumed in connection with the acquisition of The Echo Nest Corporation.

Restricted Stock Units

We also grant RSUs on limited occasions to select employees. Each RSU represents the right to receive one of our ordinary shares. One-fifth of each grant of RSUs time-vests on each September 1, commencing on the

September 1 falling more than three months from the date of grant and subject to the holder’s continued employment with us. In addition to time-vesting, one of the following events or dates also has to occur in order for the RSUs to fully vest: (i) the six-month anniversary of an initial public offering (which, as noted above, will not occur in connection with this registration), (ii) a change in control, and (iii) September 1 of the third year following the date of grant, subject to the holder’s continued employment through such date. If one of such events or dates occurs prior to final time-vesting of an award of RSUs, then the RSUs will continue to be subject to time-vesting following such event or date, and will fully vest upon the final time-vesting date. The RSUs are settled in ordinary shares on or as soon as reasonably practicable (but no later than 30 days) following full vesting, subject to payment by the holder of the nominal value per share.

The plans provide for other potential adjustments to the RSUs in the event of corporate transactions. If the holder commits a material breach of the terms and conditions governing RSUs or any shareholder agreement, we may cancel the unvested RSUs. All unvested RSUs will be forfeited upon any termination of employment.

On certain occasions we also grant RSUs to individuals who become employees through acquisitions, with varying vesting schedules.

Our board of directors approved a RSU program for 2018 with substantially the same terms as described above, except that the RSUs fully vest on each of the first five anniversaries of the date of grant, subject to the holder’s continued employment with us.

We intend to amend all our existing employee RSU programs in connection with this registration to align the programs with being a public company. The amendments will not materially adversely affect any of the outstanding holders and will include updates related to securities law compliance and settlement through electronic platforms.

Restricted Stock

In connection with a recent acquisition, we issued restricted stock to certain employees of the target. Of each such grant of restricted stock, one-third will vest on the second anniversary of the closing of such transaction, and the remaining two-thirds will vest on the third anniversary of such closing, subject, in each case, to the employee’s continued employment through such vesting date. The award agreement provides for potential adjustments to the restricted stock in the event of corporate transactions. Upon certain terminations prior to an applicable vesting date, we have the right, but not the obligation, to acquire the unvested restricted stock at an agreed upon price per share.

Warrants

On October 17, 2016, Mr. Ek purchased, through D.G.E. Investments, an entity indirectly wholly owned by him, 3,200,000 non-compensatory warrants in the Company, pursuant to a subscription agreement. Each warrant was purchased for $5.76. The terms and conditions for the warrants provide that D.G.E. Investments may purchase the ordinary shares underlying the warrants for $50.61 per share at any time prior to October 17, 2019.

On July 13, 2017, Mr. Ek purchased, through D.G.E. Investments, 1,600,000 non-compensatory warrants in the Company, pursuant to a subscription agreement. Each warrant was purchased for $6.23, the then-current fair market value per share. The terms and conditions for the warrants provide that D.G.E. Investments may purchase the ordinary shares underlying the warrants for $89.73 per share at any time prior to July 13, 2020.

The warrants are subject to adjustment upon certain corporate events.

Compensation Tables

Unless specifically set forth in this section captioned, “Compensation Tables,” the discussion herein regarding executive compensation gives effect to the Share Split on a retroactive basis.

Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2017.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Daniel Ek (CEO)	2017	440,281	(2)	1,000,000	(3)	—	95,321	(4)	1,535,602
Barry McCarthy (CFO)	2017	560,000		—		4,272,107	88,465	(5)	4,920,572
Gustav Söderström (Chief Research & Development Officer)	2017	390,347	(2)	—		4,272,107	98,007	(6)	4,760,461
Alex Norström (Chief Premium Business Officer)	2017	389,335	(2)	—		3,417,692	102,457	(7)	3,909,484
Seth Farbman (Chief Marketing Officer)	2017	900,000		—		1,068,419	8,100	(8)	1,976,519

(1)	Amounts reflect the grant-date Black-Scholes value of the stock options granted during 2017 computed in accordance with IFRS, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in Note 17 of the consolidated financial statements included elsewhere in this prospectus.
(2)	Messrs. Ek, Söderström and Norström were each paid in Swedish Krona in 2017. Such dollar amounts are based on a currency translation of SEK 8.20 per dollar as published by Reuters on December 31, 2017. The amounts include vacation pay received by Messrs. Ek, Söderström, and Norström pursuant to Swedish standards. The amount shown for Mr. Ek reflects his salary earned with respect to the first half of 2017, as further explained in footnote (3).
(3)	As of July 1, 2017, in lieu of a base salary, Mr. Ek is eligible for an annual bonus subject to the fulfillment of certain milestones and/or discretionary approval our board of directors. This amount reflects such annual bonus accrued with respect to fiscal year 2017. For further information on such bonus, please see “—Executive Compensation Program Components—Base Salary.”
(4)	Amount includes $95,315 in contributions to the Swedish retirement plan.
(5)	Amount includes $85,063 in relocation payments and $3,402 in tax preparation services.
(6)	Amount includes $97,930 in contributions to the Swedish retirement plan.
(7)	Amount includes $102,326 in contributions to the Swedish retirement plan.
(8)	Amount reflects Company matching contributions to the 401(k) plan.

Grants of Plan-Based Awards in 2017

The following table sets forth information regarding grants of plan-based awards made to our named executive officers during the year ended December 31, 2017:

	Grant Date	All Other Option Awards: Number of Securities Underlying Options (# shares)	Exercise or Base Price of Option Awards Per Ordinary Share ($)	Grant Date Fair Value of Options Awards ($)(1)
Name
Barry McCarthy	03/01/2017	282,000	50.70	4,272,107
Gustav Söderström	03/01/2017	282,000	50.70	4,272,107
Alex Norström	03/01/2017	225,600	50.70	3,417,692
Seth Farbman	03/01/2017	70,520	50.70	1,068,419

(1)	Amounts reflect the grant-date Black-Scholes value of the stock options granted during 2017 computed in accordance IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Outstanding Equity Awards at 2017 Fiscal Year-End

The following table summarizes the number of ordinary shares underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2017:

		Option Awards				Ordinary Share Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number Of Ordinary Shares That Have Not Vested (#)		Market Value of Ordinary Shares That Have Not Vested ($)(4)
Daniel Ek	09/12/2016	196,480	327,480	42.18	03/31/2021	—		—
Barry McCarthy	07/06/2015	737,000	335,000	43.73	03/31/2020	—		—
	03/01/2016	150,480	150,480	41.20	03/31/2021	—		—
	03/01/2017	70,480	211,520	50.70	03/31/2022	—		—
Gustav Söderström	11/03/2014	—	—	—	—	11,840	(2)	1,426,720
	03/01/2015	31,080	10,360	25.35	03/31/2020	—		—
	12/01/2015	113,480	88,320	42.48	03/31/2020	—		—
	10/06/2016	26,680	44,440	42.18	03/31/2021	—		—
	03/01/2017	70,480	211,520	50.70	03/31/2022	—		—
Alex Norström	11/03/2014	—	—	—	—	3,320	(2)	400,060
	06/01/2015	3,160	1,400	30.61	03/31/2020	—		—
	12/01/2015	79,440	61,800	42.48	03/31/2020	—		—
	03/01/2017	56,400	169,200	50.70	03/31/2022	—		—
Seth Farbman	06/01/2015	—	—	—	—	13,720	(3)	1,653,260
	06/01/2015	29,880	13,560	43.73	03/31/2020	—		—
	12/01/2015	66,200	51,520	42.48	03/31/2020	—		—
	03/01/2017	17,600	52,920	50.70	03/31/2022	—		—

(1)	Of each option grant, 3/16ths of the total number of options granted vested on the first of any of March 1, June 1, September 1, or December 1 falling more than three months from the grant date and thereafter 1/16 vests on each March 1, June 1, September 1, and December 1 thereafter, subject to continued employment.
(2)	One-half of such unvested RSUs will fully vest on each of September 1, 2018 and September 1, 2019.
(3)	One-fifth of the total number of RSUs granted time-vested on each of September 1, 2016 and September 1, 2017, and the remaining 3/5ths will fully vest in three equal portions on each of September 1, 2018, September 1, 2019 and September 1, 2020, subject to continued employment. In addition to time-vesting, one of the following events or dates also has to occur in order for the RSUs to fully vest: (i) the six-month anniversary of an initial public offering (which, as noted above, will not occur in connection with this registration), (ii) a change in control, or (iii) September 1, 2018, subject to Mr. Farbman’s continued employment through such date.
(4)	There was no public market for our ordinary shares prior to this listing. The amount reported was determined using a third-party valuation as of December 31, 2017.

2017 Option Exercises and Stock Vested

The following table summarizes stock option exercises by and vesting of stock applicable to our named executive officers during the year ended December 31, 2017:

	Option Awards		Stock Awards
Name	Number of Ordinary Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Ordinary Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Gustav Söderström	—	—	17,800	$1,392,850
Alex Norström	—	—	4,920	$384,990

Non-Employee Director Compensation

Similarly to our executive compensation decisions, the remuneration committee bases its decisions regarding non-employee director compensation, at least in part, by reference to the compensation of the non-employee directors in the Peer Group. For our non-employee directors we provide equity compensation in the form of RSUs. We annually grant RSUs to non-employee members of our board of directors. Each such grant generally vests ratably over four years. The non-employee director RSUs will fully vest upon the occurrence of a change in control. Like employee RSUs, the RSUs are settled within 30 days following vesting, subject to payment by the holder of the nominal value per ordinary share, and unvested RSUs are forfeited on termination of service. The plans provide for certain potential adjustments in the event of corporate transactions.

Our board of directors approved an RSU program for 2018 with substantially the same terms as described above.

We intend to amend all our existing director RSU programs in connection with this registration to align the programs with being a public company. The amendments will not materially adversely affect any of the outstanding holders and will include updates related to securities law compliance and settlement through electronic platforms.

On October 17, 2016, Mr. Lorentzon purchased, through Rosello, an entity indirectly wholly owned by him, 1,920,000 non-compensatory warrants in the Company, pursuant to a subscription agreement. Each warrant was purchased for $5.76. The terms and conditions for the warrants provide that the entity may purchase the ordinary shares underlying the warrants for $50.61 per share at any time prior to October 17, 2019. The warrants are subject to adjustment upon certain corporate events.

None of our non-employee directors received cash compensation for their services as non-employee directors in 2017. Mr. Mehrotra was an employee of the Company until May 12, 2017. For his services as an employee, he received an annual base salary of $120,000 in 2017 as well as grants of RSUs as shown in the table below. His RSUs were accelerated and settled upon his termination as an employee and are no longer outstanding.

Unless specifically set forth in this section captioned “Non-Employee Director Compensation,” the discussion herein regarding executive compensation gives effect to the Share Split on a retroactive basis.

2017 Director Compensation

The following table sets forth information concerning the compensation of our non-employee directors during the year ended December 31, 2017:

Name(1)	Stock Awards ($) (2)		All Other Compensation ($)		Total ($)
Martin Lorentzon	317,515		—		317,515
Christopher Marshall	317,515		—		317,515
Shishir Mehrotra	2,619,295	(3)	57,616	(4)	2,676,911
Heidi O’Neill	300,968		—		300,968
Ted Sarandos	317,515		—		317,515
Thomas Staggs	317,515		—		317,515
Cristina Stenbeck	317,515		—		317,515
Padmasree Warrior	317,515		—		317,515

(1)	Mr. Ek serves on our board of directors. His compensation is fully reflected in the Summary Compensation Table.

(2)	Amounts reflect the grant-date fair value of the RSUs computed in accordance with IFRS 2, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all RSU awards made to our non-employee directors in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in Note 17 of the consolidated financial statements included elsewhere in this prospectus.
(3)	Mr. Mehrotra served as an employee of the Company until May 12, 2017. The stock awards amount shown for him includes a full-vested RSU grant made to him on April 5, 2017, while he was serving as an employee, with a grant date fair value of $2,301,780.
(4)	Mr. Mehrotra received cash compensation of $44,538 and payout of his paid-time-off of $13,078 for his services as an employee.

The table below shows the aggregate numbers of unvested stock awards held as of December 31, 2017 by each non-employee director who was serving as of December 31, 2017. None of the non-employee directors held any option awards as of such date.

Name	Unvested Restricted Stock Units Outstanding at Fiscal Year End
Martin Lorentzon	4,600
Christopher Marshall	13,400
Shishir Mehrotra	4,600
Heidi O’Neill	3,320
Ted Sarandos	9,920
Thomas Staggs	4,600
Cristina Stenbeck	4,600
Padmasree Warrior	4,600

REGISTERED SHAREHOLDERS

The following table sets forth, as of March 9, 2018, the number of our ordinary shares and beneficiary certificates held by the Registered Shareholders. The Registered Shareholders include (i) affiliates of the Company and certain other shareholders (other than affiliates of TME and Tencent who have agreed not to transfer their ordinary shares for a period of three years from the closing of the Tencent Transactions subject to limited exceptions) with “restricted securities” (as defined in Rule 144 under the Securities Act) who, because of their status as affiliates pursuant to Rule 144 or because they acquired their ordinary shares from an affiliate or the Company within the prior 12 months, would be unable to sell their securities pursuant to Rule 144 until the Company has been subject to the reporting requirements of Section 13 or Section 15(d) the Exchange Act for a period of at least 90 days, and (ii) our employees. The Registered Shareholders may, or may not, elect to sell their ordinary shares covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the NYSE at prevailing market prices. As such, the Company will have no input if and when any Registered Shareholder may, or may not, elect to sell their ordinary shares or the prices at which any such sales may occur. See “Plan of Distribution.”

Information concerning the Registered Shareholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Registered Shareholders may sell all, some, or none of the ordinary shares covered by this prospectus, we cannot determine the number of such ordinary shares that will be sold by the Registered Shareholders, or the amount or percentage of ordinary shares that will be held by the Registered Shareholders upon consummation of any particular sale. In addition, the Registered Shareholders listed in the table below may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time and from time to time, our ordinary shares in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below.

The Registered Shareholders are not entitled to any registration rights with respect to the ordinary shares. However, we currently intend to use our reasonable efforts to keep the Registration Statement effective for a period of 90 days after the effectiveness of the Registration Statement. We are not party to any arrangement with any Registered Shareholder or any broker-dealer with respect to sales of the ordinary shares by the Registered Shareholders. However, we have engaged financial advisors with respect to certain other matters relating to our listing. See “Plan of Distribution.”

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the ordinary shares issuable pursuant to options, warrants, and RSUs that are exercisable or settled within 60 days of March 9, 2018. Ordinary shares issuable pursuant to options, warrants, and RSUs are deemed outstanding for computing the percentage of the class beneficially owned by the person holding such securities but are not deemed outstanding for computing the percentage of the class beneficially owned by any other person. The percentage of beneficial ownership for the following table is based on 183,567,880 total ordinary shares and 378,001,200 total beneficiary certificates outstanding as of March 9, 2018.

The Registered Shareholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this prospectus. See “Management” and “Related Party Transactions” for further information regarding the Registered Shareholders. The business address of each Registered Shareholder is Regeringsgatan 19, 111 53 Stockholm, Sweden, unless otherwise indicated below.

	Ordinary Shares		Beneficiary Certificates (16)		Percentage of Total Voting Power	Number of Shares being Registered
Name	Number	Percent	Number	Percent		Number
Daniel Ek(1)	50,090,360	26.6%	161,074,000	42.6%	37.3%
Martin Lorentzon(2)	23,612,720	12.7%	216,927,200	57.4%	42.7%
Barry McCarthy(3)	1,204,080	*	—	—	*
Katarina Berg(4)	72,480	*	—	—	*
Seth Farbman(5)	128,160	*	—	—	*
Alex Norström(6)	209,720	*	—	—	*
Gustav Söderström(7)	296,840	*	—	—	*
Christopher Marshall(8)	5,240	*	—	—	*
Shishir Mehrotra	99,560	*	—	—	*
Heidi O’Neill	—	—	—	—	—
Ted Sarandos	3,760	*	—	—	*
Thomas Staggs(9)	31,040	*	—	—	*
Cristina Stenbeck	—	—	—	—	—
Padmasree Warrior	—	—	—	—	—
Robert K. Citrone(10)	2,242,040	1.2%	—	—	*
Felix Hagno(11)	4,441,160	2.4%	—	—	*
Entities affiliated with TCV(12)	9,616,720	5.2%	—	—	1.7%
Tiger Global(13)	12,801,280	7.0%	—	—	* (17)
All Other Employees(14)	6,756,161	3.6%	—	—	2.3
All Other Registered Shareholders(15)	22,045,483	12.0%	—	—	3.9%
*	Represents beneficial ownership of less than 1% of total ordinary shares outstanding.

(1)	Includes 12,801,280 ordinary shares held of record by Tiger, 4,276,200 ordinary shares held of record by TME Hong Kong, 9,076,240 ordinary shares held of record by Image Frame, and 2,800,000 ordinary shares held of record by Tencent Mobility Limited. Mr. Ek exercises voting power over the ordinary shares held of record by Tiger, TME Hong Kong, Image Frame, and Tencent Mobility Limited through his indirect ownership of D.G.E. Investments, which holds an irrevocable proxy with regard to these ordinary shares. As such, Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held of record by Tiger, TME Hong Kong, Image Frame, and Tencent Mobility Limited. Also includes 4,800,000 ordinary shares issuable pursuant to warrants that are held of record by D.G.E. Investments and 229,240 ordinary shares issuable pursuant to options that are held of record by Daniel Ek that, in each case, are exercisable or settled within 60 days of March 9, 2018. Also includes 16,107,400 ordinary shares held of record by D.G.E. Investments. Mr. Ek is the sole shareholder of D.G.E. Holding, which is the sole shareholder of D.G.E. Investments. As such, each of D.G.E Holdings and Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held of record by D.G.E. Investments. The business address of D.G.E. Holding is 4, V. Dimech Street, Floriana FRN 1504, Malta. The business address of D.G.E. Investments is Office 101, Omega Business Center, 18 Stratigou Temagia Avenue, 6047 Larnaca, Cyprus.
(2)	Includes 21,692,720 ordinary shares and 1,920,000 ordinary shares issuable pursuant to warrants that are exercisable or settled within 60 days of March 9, 2018 that are held of record by Rosello. Mr. Lorentzon is the sole shareholder of Amaltea, which is the sole shareholder of Rosello. As such, each of Amaltea and Mr. Lorentzon may be deemed to share beneficial ownership of the shares held of record by Rosello. The business address of Rosello is 22 Stasikratous Street, Office 001, 1065 Nicosia, Cyprus.
(3)	Includes 142,680 ordinary shares and 1,061,400 ordinary shares issuable pursuant to options that are exercisable or settled within 60 days of March 9, 2018 that are held of record by Rivers Cross Trust, an entity wholly owned by Mr. McCarthy. The business address of Rivers Cross Trust is 3875 Woodside Rd, Woodside, CA 94062.
(4)	Includes 12,840 ordinary shares and 59,640 ordinary shares issuable pursuant to options that are exercisable or settled within 60 days of March 9, 2018.
(5)	Includes 128,160 ordinary shares issuable pursuant to options that are exercisable or settled within 60 days of March 9, 2018.
(6)	Includes 47,560 ordinary shares and 162,160 ordinary shares issuable pursuant to options that are exercisable or settled within 60 days of March 9, 2018.
(7)	Includes 17,800 ordinary shares and 279,040 ordinary shares issuable pursuant to options that are exercisable or settled within 60 days of March 9, 2018.

(8)	Mr. Marshall and the other Management Members may be deemed to have the shared power to dispose or direct the disposition of the 5,240 ordinary shares held of record by Mr. Marshall. The Management Members disclaim beneficial ownership of the shares issuable upon vesting of restricted stock units owned of record by Mr. Marshall.
(9)	These ordinary shares are held of record by the Staggs Trust, a revocable inter-vivos trust established by Mr. Staggs and his spouse. The business address of the Staggs Trust is 9665 Wilshire Blvd., Suite 525, Beverly Hills, CA 90212.
(10)	Includes 1,984,960 ordinary shares held of record by Discovery Global Private Investments Ltd (“DGPI”) and 257,080 ordinary shares held of record by Discovery Global Private Investments II Ltd (“DGPI II”). Robert K. Citrone is the principal of Discovery Capital Management, LLC (“DCM”), which is the investment manager with sole investment discretion over DGPI and DGPI II. As such, each of Mr. Citrone and DCM may be deemed to share beneficial ownership of the ordinary shares held of record by DGPI and DGPI II. The business address of DCM is 20 Marshall Street, Suite 310, South Norwalk, CT 06854.
(11)	These ordinary shares are held of record by Enzymix Systems Limited. Mr. Hagno is the sole shareholder of Enzymix Systems Limited. As such, Mr. Hagno may be deemed to be beneficial owner of the ordinary shares held of record by Enzymix Systems Limited. The business address of Enzymix Systems Limited is Strasikratous 22 Olga Court Flat/Office 104, Nicosia, 1065, Cyprus.
(12)	Includes: (i) 3,332,040 ordinary shares held of record by TCV VII, L.P. (“TCV VII”); (ii) 1,730,360 ordinary shares held of record by TCV VII (A), L.P. (“TCV VII (A)”); (iii) 3,220,240 ordinary shares held of record by TCV VIII, L.P. (“TCV VIII”); (iv) 868,440 ordinary shares held of record by TCV VIII (A), L.P. (“TCV VIII (A)”); (v) 199,960 ordinary shares held of record by TCV VIII (B), L.P. (“TCV VIII (B)”); and (vi) 265,680 ordinary shares held of record by TCV Member Fund, L.P. (“Member Fund” and, together with TCV VII, L.P., TCV VIII, L.P., TCV VII (A), L.P., TCV VIII (A), L.P., and TCV VIII (B), L.P., the “TCV Holders”). Technology Crossover Management VII, Ltd. (“Management VII”) is the general partner of Technology Crossover Management VII, L.P. (“TCM VII”), which is the general partner of TCV VII and TCV VII (A). Technology Crossover Management VIII, Ltd. (“Management VIII”) is the general partner of Technology Crossover Management VIII, L.P. (“TCM VIII”), which is the general partner of TCV VIII, TCV VIII (A), and TCV VIII (B). Management VII and Management VIII are also general partners of Member Fund. The directors of Management VII and Management VIII include Christopher P. Marshall and over ten other individuals. The business address for each of the aforementioned individuals and entities is c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, CA 94301.
(13)	Includes 12,801,280 ordinary shares held of record by Tiger. Tiger is majority owned by Tiger Global Private Investment Partners IX, L.P. (“PIP IX”). PIP IX is controlled by its general partner, Tiger Global PIP Performance IX, L.P., which is in turn controlled by its general partner, Tiger Global PIP Management IX, Ltd. PIP IX is also controlled by its investment advisor, Tiger Global Management, LLC (“TGM”). TGM is controlled by Chase Coleman, Lee Fixel and Scott Shleifer. The business address for each of these entities and individuals is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, NY 10019.
(14)	Includes 3,364,880 ordinary shares and 3,391,281 ordinary shares issuable pursuant to options that are exercisable or settled within 60 days of March 9, 2018.
(15)	Includes 21,671,440 ordinary shares and 374,043 ordinary shares issuable pursuant to options that are exercisable or settled within 60 days of March 9, 2018.
(16)	After giving effect to the Share Split, our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. We have issued ten beneficiary certificates per ordinary share held of record to entities beneficially owned by our founders, Daniel Ek and Martin Lorentzon, for a total of 378,001,200 beneficiary certificates outstanding as of March 9, 2018. The beneficiary certificates carry no economic rights and are issued to provide the holders of such certificates additional voting rights. Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates, subject to certain exceptions, are non-transferable and shall be automatically canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. See “Description of Share Capital and Articles of Association.”
(17)	Mr. Ek exercises voting power over the ordinary shares held of record by Tiger through his indirect ownership of D.G.E. Investments, which holds an irrevocable proxy with regard to these ordinary shares.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of March 9, 2018, the number of our ordinary shares and beneficiary certificates held by each person we know to be the beneficial owner more than 5% of our ordinary shares and beneficiary certificates, respectively, and the percentage of total votes held by each such person. The voting rights of our major shareholders are the same as the voting rights of holders of our ordinary shares and beneficiary certificates who are not our major shareholders. As of March 9, 2018, the registrar and transfer agent for our Company reported that 42,600,440 of our ordinary shares were held by 592 record holders in the United States and none of our beneficiary certificates were held by record holders in the United States.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the ordinary shares issuable pursuant to options, warrants, and RSUs that are exercisable or settled within 60 days of March 9, 2018. Ordinary shares issuable pursuant to options, warrants, and RSUs are deemed outstanding for computing the percentage of the class beneficially owned by the person holding such options, warrants, and RSUs but are not deemed outstanding for computing the percentage of the class beneficially owned by any other person. The percentage of beneficial ownership for the following table is based on 183,567,880 total ordinary shares and 378,001,200 total beneficiary certificates outstanding as of March 9, 2018.

	Ordinary Shares		Beneficiary Certificates(7)		Percent of Total Voting Power
Name	Number	Percent	Number	Percent
Daniel Ek(1)(5)(6)	50,090,360	26.6%	161,074,000	46.2%	37.3%
Martin Lorentzon(2)	23,612,720	12.7%	216,927,200	57.4%	42.7%
Sony Music Entertainment International Ltd(3)	10,164,560	5.5%	—	—	1.8%
Entities affiliated with TCV(4)	9,616,720	5.2%	—	—	1.7%
Tiger Global(5)	12,801,280	7.0%	—	—	2.3%
Tencent(6)	16,152,440	8.8%	—	—	2.9%

(1)	Includes 16,107,400 ordinary shares that are held of record by D.G.E. Investments. Also includes 4,800,000 ordinary shares issuable pursuant to warrants that are held of record by D.G.E. Investments and 229,240 ordinary shares issuable pursuant to options that are held of record by Daniel Ek that, in each case, are exercisable or settled within 60 days of March 9, 2018. Mr. Ek is the sole shareholder of D.G.E. Holding, which is the sole shareholder of D.G.E. Investments. Mr. Ek exercises voting power over the ordinary shares held of record by Tiger, TME Hong Kong, Image Frame, and Tencent Mobility Limited through his indirect ownership of D.G.E. Investments, which holds an irrevocable proxy with regard to these ordinary shares. As such, Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held of record by Tiger, TME Hong Kong, Image Frame, and Tencent Mobility Limited. Additionally, each of D.G.E. Holding and Mr. Ek may be deemed to share beneficial ownership of the ordinary shares held of record by D.G.E. Investments. The business address of D.G.E. Holding is 4, V. Dimech Street, Floriana FRN 1504, Malta. The business address of D.G.E. Investments is Office 101, Omega Business Center, 18 Stratigou Temagia Avenue, 6047 Larnaca, Cyprus. The business address of Mr. Ek is c/o Spotify AB Regeringsgatan 19, 111 53 Stockholm, Sweden.
(2)	Includes 21,692,720 ordinary shares and 1,920,000 ordinary shares issuable pursuant to warrants that are exercisable or settled within 60 days of March 9, 2018 that are held of record by Rosello. Mr. Lorentzon is the sole shareholder of Amaltea, which is the sole shareholder of Rosello. As such, each of Amaltea and Mr. Lorentzon may be deemed to share beneficial ownership of the shares held of record by Rosello. The business address of Rosello is 22 Stasikratous Street, Office 001, 1065 Nicosia, Cyprus.
(3)	The business address of Sony Music Entertainment International Ltd. is 9 Derry Street, London, W8 5HY, United Kingdom.
(4)	Includes: (i) 3,332,040 ordinary shares held of record by TCV VII; (ii) 1,730,360 ordinary shares held of record by TCV VII (A); (iii) 3,220,240 ordinary shares held of record by TCV VIII; (iv) 868,440 ordinary shares held of record by TCV VIII (A); (v) 199,960 ordinary shares held of record by TCV VIII (B); and (vi) 265,680 ordinary shares held of record by Member Fund. Management VII is the general partner of TCM VII, which is the general partner of TCV VII and TCV VII (A). Management VIII is the general partner of TCM VIII, which is the general partner of TCV VIII, TCV VIII (A), and TCV VIII (B). Management VII and Management VIII are also general partners of Member Fund. The directors of Management VII and Management VIII include Christopher P. Marshall and over ten other individuals. The business address for each of the aforementioned individuals and entities is c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, CA 94301.
(5)

Includes 12,801,280 ordinary shares held of record by Tiger. Tiger is majority owned by PIP IX. PIP IX is controlled by its general partner, Tiger Global PIP Performance IX, L.P., which is in turn controlled by its general partner, Tiger Global PIP Management IX, Ltd. PIP IX is also controlled by its investment advisor, TGM. TGM is controlled by Chase Coleman, Lee Fixel and Scott Shleifer. The

business address for each of these entities and individuals is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, NY 10019.
(6)	Includes 4,276,200 ordinary shares held of record by TME Hong Kong, 9,076,240 ordinary shares held of record by Image Frame, and 2,800,000 ordinary shares held of record by Tencent Mobility Limited. Tencent is also the majority equity holder of TME, which is the sole shareholder of TME Hong Kong. Image Frame is wholly owned by Tencent. As such, Tencent may be deemed to share beneficial ownership of the ordinary shares held of record by each of TME Hong Kong and Image Frame. The address for Tencent is Level 29, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.
(7)	After giving effect to the Share Split, our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. We have issued ten beneficiary certificates per ordinary share held of record to entities beneficially owned by our founders, Daniel Ek and Martin Lorentzon, for a total of 378,001,200 beneficiary certificates outstanding as of March 9, 2018. The beneficiary certificates carry no economic rights and are issued to provide the holders of such certificates additional voting rights. Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates, subject to certain exceptions, are non-transferable and shall be automatically canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. See “Description of Share Capital and Articles of Association.”

Change in Control Arrangements

None applicable.

RELATED PARTY TRANSACTIONS

Luxembourg law prescribes certain procedures for related party transactions with directors, and our articles of association mandate that directors with a direct or indirect personal interest in any transaction that conflicts with the Company’s interest shall make that interest known and recorded in the board minutes and shall not participate in discussing and voting on such transaction. In addition, our articles of association provide that any such conflict of interest must be reported to the next general meeting of shareholders of the Company prior to any resolution taking place at such meeting. Below is a summary of other related-party transactions.

On March 24, 2016, we entered into a convertible note purchase agreement, pursuant to which, on April 1, 2016, we issued and sold Convertible Notes to, among others, Rivers Cross Trust, an entity wholly owned by Mr. McCarthy. The original principal amount purchased by Rivers Cross Trust was $174,952.66. In January 2018, we entered into an exchange agreement with, among others, Rivers Cross Trust, pursuant to which we exchanged the aggregate remaining Convertible Notes, plus accrued interest, for ordinary shares. Pursuant to this exchange agreement, subject to certain conditions, if we fail to list our ordinary shares on or prior to July 2, 2018, we have agreed to offer to each noteholder, including Rivers Cross Trust, the option to unwind the transaction such that we purchase back the ordinary shares that were issued to such noteholder pursuant to the exchange and we will issue such noteholder a new note that is materially identical to its note prior to the exchange. The Convertible Notes are described in further detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Description of Convertible Notes.”

During the year ended December 31, 2016, Messrs. Ek and Lorentzon purchased, through D.G.E. Investments and Rosello, respectively, entities indirectly wholly owned by them, 3,200,000 and 1,920,000 warrants, respectively, in the Company pursuant to subscription agreements. Each warrant was purchased for $5.76. Additionally, on July 13, 2017, Mr. Ek purchased, through D.G.E. Investments, 1,600,000 warrants in the Company pursuant to a subscription agreement. Each warrant was purchased for $6.23. The warrants are subject to adjustment upon certain corporate events. The warrants are described in further detail under “Management—Board of Directors Practices—Warrants.”

On December 15, 2017, pursuant to the Tencent Transactions, D.G.E. Investments, an entity indirectly wholly owned by Mr. Ek, entered into an Investor Agreement with Spotify Technology S.A., TME, TME Hong Kong, Tencent, and Image Frame (collectively, the “Tencent Investors”). Pursuant to this agreement, D.G.E. Investments shall have the sole and exclusive right to vote, in its sole and absolute discretion, any of our securities beneficially owned by the Tencent Investors or their controlled affiliates on all proposals, resolutions, and other matters for which a vote, consent, or other approval (including by written consent) of the holders of our securities is sought or upon which such holders are otherwise entitled to vote or consent.

After giving effect to the Share Split, our shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. We have issued ten beneficiary certificates per ordinary share held of record (excluding warrants, options, and RSUs, as applicable) to entities beneficially owned by our founders, Daniel Ek and Martin Lorentzon, for a total of 378,001,200 beneficiary certificates outstanding as of March 9, 2018. The beneficiary certificates carry no economic rights and are issued to provide the holders of such certificates additional voting rights. Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates, subject to certain exceptions, are non-transferable and shall be automatically canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. See “Description of Share Capital and Articles of Association.”

We intend to enter into an indemnification agreement with each of our directors and senior management. The indemnification agreements and our articles of association will require us to indemnify our directors and officers to the fullest extent permitted by Luxembourg law.

In addition, in the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties, none of which are considered to be material. See Note 24 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding related party transactions.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following is a summary of some of the terms of our ordinary shares, based on our articles of association and Luxembourg law. In this section, we refer to our articles of association as amended and in effect upon the completion of this registration as our “articles of association.” The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our articles of association, the form of which has been filed as an exhibit to the Registration Statement. You may obtain copies of our articles of association as described under “Where You Can Find More Information” in this prospectus. Further, unless otherwise indicated, all ordinary share amounts in this section give effect to the Share Split on a retroactive basis.

Share Capital

As of December 31, 2017, our issued share capital amounted to €104,536.50, represented by 167,258,400 ordinary shares with a nominal value of €0.000625 per share. All issued shares are fully paid. A shareholder in a Luxembourg société anonyme holding fully paid shares is not liable, solely because of his or her or its shareholder status, for additional payments to us or our creditors.

As of December 31, 2017, our authorized share capital, excluding the issued share capital, amounted to €147,339.600, represented by 235,743,360 ordinary shares with a nominal value of €0.000625 per share. As of March 9, 2018, our authorized share capital, excluding the issued share capital, amounted to €137,146.175, represented by 219,433,880 ordinary shares with a nominal value of €0.000625 per share. Upon our listing, no persons have preferential subscription rights for such authorized capital. See “—Articles of Association—Issuance of Ordinary Shares and Preemptive Rights” for additional information on our authorized share capital and preemptive rights.

At March 9, 2018, our issued share capital amounted to €114,729.925, represented by 183,567,880 ordinary shares with a nominal value of €0.000625 per share. All issued shares are fully paid and subscribed for.

As of December 31, 2017, we held no ordinary shares as treasury shares. As of March 9, 2018, we held 5,740,000 ordinary shares as treasury shares.

Below is a reconciliation of the number of ordinary shares outstanding from January 1, 2017 through December 31, 2017:

Actual
Ordinary shares outstanding at January 1	149,924,000
Issuance of shares upon the exercise of stock options and RSUs	1,723,080
Issuance of shares and restricted share awards related to business combinations	503,920
Issuance of shares upon exchange of Convertible Notes	6,554,960
Issuance of shares in exchange for long term investment	8,552,440

Ordinary shares outstanding at December 31	167,258,400

History of Share Capital

On March 20, 2009, the date of our conversion into a Luxembourg public limited liability company, our share capital was represented by 78,261,240 ordinary shares with a nominal value of €0.000625. Since then, we have increased our share capital multiple times and, in particular, the following changes have been made since March 2015 when our share capital amounted to €84,900.275 and was represented by 135,840,440 ordinary shares with a nominal value of €0.000625:

•	in March 2015, the share capital increased by €43.925 through a contribution in cash of an aggregate amount of €192,098.96 and 70,280 new ordinary shares with a nominal value of €0.000625 were issued;

•	in April 2015, the share capital increased by €3,647.575 through a contribution in cash of an aggregate amount of €297,340,781.30 and 5,836,120 new ordinary shares with a nominal value of €0.000625 were issued;

•	in June 2015, the share capital increased by €2,331.80 through a contribution in cash of an aggregate amount of €180,602,923.28 and 3,730,880 new ordinary shares with a nominal value of €0.000625 were issued;

•	in July 2015, the share capital increased by €41.475 through a contribution in cash of an aggregate amount of €2,319,917.64 and 66,360 new ordinary shares with a nominal value of €0.000625 were issued;

•	in August 2015, the share capital increased by €41.225 through a contribution in cash of an aggregate amount of €782.01 and 65,960 new ordinary shares with a nominal value of €0.000625 were issued;

•	in October 2015, the share capital increased by €266.875 through a contribution in cash of an aggregate amount of €3,789,656.61 and 427,000 new ordinary shares with a nominal value of €0.000625 were issued;

•	in December 2015, January 2016, and February 2016, the share capital increased by €303.95 through a contribution in cash of an aggregate amount of €3,761,432.22 and 486,320 new ordinary shares with a nominal value of €0.000625 were issued;

•	in March 2016, the share capital increased by €339.55 through a contribution in cash of an aggregate amount of €4,586,467.09 and 543,280 new ordinary shares with a nominal value of €0.000625 were issued;

•	in April 2016 the share capital increased by €16.225 through a contribution in cash of an aggregate amount of €250,912.51 and 25,960 new ordinary shares with a nominal value of €0.000625 were issued;

•	in May 2016 and June 2016, the share capital increased by €1,512.425 through a contribution in cash of an aggregate amount of €21,268,957.11 and 2,419,880 new ordinary shares with a nominal value of €0.000625 were issued;

•	in June 2016 and July 2016, the share capital increased by €42.275 through a contribution in cash of an aggregate amount of €828,983.25 and 67,640 new ordinary shares with a nominal value of €0.000625 were issued;

•	in August 2016, the share capital increased by €84.225 through a contribution in cash of an aggregate amount of €46,289.59 and 134,760 new ordinary shares with a nominal value of €0.000625 were issued;

•	in September 2016 and October 2016, the share capital increased by €41.60 through a contribution in cash of an aggregate amount of €855,695.12 and 66,560 new ordinary shares with a nominal value of €0.000625 were issued;

•	in October 2016, the share capital increased by €15.375 through a contribution in cash of an aggregate amount of €132,200.99 and 24,600 new ordinary shares with a nominal value of €0.000625 were issued;

•	in November 2016, the share capital increased by €5.15 through a contribution in cash of an aggregate amount of €33,746.50 and 8,240 new ordinary shares with a nominal value of €0.000625 were issued;

•	in December 2016 and January 2017, the share capital increased by €154.30 through a contribution in cash of an aggregate amount of €5,942,541.34 and 246,880 new ordinary shares with a nominal value of €0.000625 were issued;

•	in February 2017, the share capital increased by €63.90 through a contribution in cash of an aggregate amount of €1,117,151.87 and 102,240 new ordinary shares with a nominal value of €0.000625 were issued;

•	in March 2017, the share capital increased by €462.725 through a contribution in cash of an aggregate amount of €11,757,398.63 and 740,360 new ordinary shares with a nominal value of €0.000625 were issued;

•	in April 2017, the share capital increased by €22.925 through a contribution in cash of an aggregate amount of €696,887.47 and 36,680 new ordinary shares with a nominal value of €0.000625 were issued;

•	in May 2017, the share capital increased by €111.60 through a contribution in cash of an aggregate amount of €555,724.87 and a contribution in kind consisting of 34,947 shares of Niland S.A. and 178,560 new ordinary shares with a nominal value of €0.000625 were issued;

•	in June 2017, the share capital increased by €37.10 through a contribution in cash of an aggregate amount of €1,705,383.94 and 59,360 new ordinary shares with a nominal value of €0.000625 were issued;

•	in July 2017, the share capital increased by €38.925 through a contribution in cash of an aggregate amount of €1,043,405.50 and 62,280 new ordinary shares with a nominal value of €0.000625 were issued;

•	in August 2017, the share capital increased by €20.75 through a contribution in cash of an aggregate amount of €759,441.06 and 33,200 new ordinary shares with a nominal value of €0.000625 were issued;

•	in September 2017, the share capital increased by €106.825 through a contribution in cash of an aggregate amount of €824,832.04 and 170,920 new ordinary shares with a nominal value of €0.000625 were issued;

•	in October 2017, the share capital increased by €38.125 through a contribution in cash of an aggregate amount of €1,848,400.30 and 61,000 new ordinary shares with a nominal value of €0.000625 were issued;

•	in November 2017, the share capital increased by €341.150 through a contribution in cash of an aggregate amount of €1,978,269.38 and a contribution in kind consisting of 97,728 shares of Soundtrap AB and 545,840 new ordinary shares with a nominal value of €0.000625 were issued;

•	in December 2017, the share capital increased by €9,490.725 through a contribution in cash of an aggregate amount of €1,352,673,115.80 and a non-controlling equity interest in TME pursuant to the Tencent Transactions, and 15,185,160 ordinary shares with a nominal value of €0.000625 were issued;

•	in January 2018, the share capital increased by €6,028.10 through a contribution in cash of an aggregate amount of €527,199,826.19 and 9,644,960 ordinary shares with a nominal value of €0.000625 were issued;

•	in February 2018, the share capital increased by €546.95 through a contribution in cash of an aggregate amount of €28,103,417 and 875,120 ordinary shares with a nominal value of €0.000625 were issued; and

•	through March 9, 2018, the share capital increased by €3,618.375 through a contribution in cash of an aggregate amount of €1,262,508.70 and 5,789,400 ordinary shares with a nominal value of €0.000625 were issued.

With the exception of the Tencent Transactions, in the case of each change in issued share capital described above, no consideration other than cash was paid, and no additional voting rights were granted. For accounting purposes, the Tencent Transactions were treated as share exchanges. See “Summary—Recent Developments—Tencent Transactions.”

On October 3, 2017, after giving effect to the Share Split, our shareholders authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to our existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. We have issued ten beneficiary certificates per ordinary share held of record (excluding warrants, options, and RSUs, as applicable) to entities beneficially owned by our founders, Daniel Ek and Martin Lorentzon, for a total of 378,001,200 beneficiary certificates outstanding as of March 9, 2018. The beneficiary certificates carry no economic rights and are issued to provide the holders of such certificates additional voting rights. Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates, subject to certain exceptions, are non-transferable and shall be automatically canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. Additionally, our articles of association state that all the beneficiary certificates shall be automatically canceled if the number of ordinary shares held by our founders, in the aggregate, falls under 7,564,400 ordinary shares.

Articles of Association

We are registered with the Luxembourg Trade and Companies’ Register under number B.123.052. Our corporate purpose, as stated in Article 3 of our articles of association, is the acquisition and holding of direct or indirect interests in Luxembourg and/or in foreign undertakings, as well as the administration, development, and management of our holdings. We may provide any financial assistance to subsidiaries, affiliated companies, or other companies forming part of the group of which we belong, including, but not limited to, the providing of loans and the granting of guarantees or securities in any kind or form. We also may use our funds to invest in real estate, intellectual property rights, or any other movable or immovable assets in any kind or form. We may borrow in any kind or form and privately issue bonds or notes. In general, we may carry out any commercial, industrial, or financial operation that we may deem useful in the accomplishment and development of our purposes.

Issuance of Ordinary Shares and Preemptive Rights

Pursuant to Luxembourg law, the issuance of our ordinary shares requires approval by a quorum of the general meeting of shareholders, and a majority is required for the amendment of articles of association. The general meeting of shareholders may approve an authorized share capital and authorize the board of directors to issue ordinary shares up to the maximum amount of such authorized share capital for a maximum period of five years after the date that the minutes of the relevant general meeting approving such authorization are published in the Luxembourg official gazette (Mémorial C, Recueil des Sociétés et Associations, or Recueil électronique des Sociétés et Associations, as applicable). The general meeting may amend, renew, or extend such authorized share capital and such authorization to the board of directors to issue ordinary shares. Our articles of association provide that no fractional ordinary shares shall be issued.

The board of directors resolve on the issuance of ordinary shares out of the authorized share capital (capital autorisé) in accordance with the quorum and voting thresholds set forth in the articles of association. The board of directors also resolve on the applicable procedures and timelines to which such issuance will be subjected. If the proposal of the board of directors to issue new ordinary shares exceeds the limits of our authorized share capital, the board of directors must then convene the shareholders to an extraordinary general meeting to be held in the presence of a Luxembourg notary for the purpose of increasing the issued share capital. Such meeting will be subject to the quorum and majority requirements required for amending the articles of association. If the capital call proposed by the board of directors consists of an increase in the shareholders’ commitments, the board of directors must convene the shareholders to an extraordinary general meeting to be held in the presence of a Luxembourg notary for such purpose. Such meeting will be subject to the unanimous consent of the shareholders.

Under Luxembourg law, existing shareholders benefit from a preemptive subscription right on the issuance of ordinary shares for cash consideration. However, our shareholders have, in accordance with Luxembourg law, authorized the board of directors to suppress, waive, or limit any preemptive subscription rights of shareholders provided by law to the extent that the board of directors deems such suppression, waiver, or limitation advisable for any issuance or issuances of ordinary shares within the scope of our authorized share capital. The general meeting of shareholders duly convened to consider an amendment to the articles of association also may, by two-thirds majority vote, limit, waive, or cancel such preemptive rights or renew, amend, or extend them, in each case for a period not to exceed five years. Such ordinary shares may be issued above, at, or below market value, but in any event not below the nominal value or below the accounting par value per ordinary share. The ordinary shares also may be issued by way of incorporation of available reserves, including share premium.

Repurchase of Ordinary Shares

Spotify Technology S.A. cannot subscribe for its own ordinary shares. Spotify Technology S.A. may, however, repurchase issued ordinary shares or have another person repurchase issued ordinary shares for its account, subject to the following conditions:

•	prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth:

•	the terms and conditions of the proposed repurchase and in particular the maximum number of ordinary shares to be repurchased;

•	the duration of the period for which the authorization is given, which may not exceed five years; and

•	in the case of repurchase for consideration, the minimum and maximum consideration per share, provided that the prior authorization shall not apply in the case of ordinary shares acquired by either Spotify Technology S.A., or by a person acting in his or her own name on its behalf, for the distribution thereof to its staff or to the staff of a company with which it is in a control relationship;

•	only fully paid-up ordinary shares may be repurchased;

•	the voting and dividend rights attached to the repurchased shares will be suspended as long as the repurchased ordinary shares are held by Spotify Technology S.A.; and

•	the acquisition offer must be made on the same terms and conditions to all the shareholders who are in the same position, except for acquisitions which were unanimously decided by a general meeting at which all the shareholders were present or represented. In addition, listed companies may repurchase their own shares on the stock exchange without an acquisition offer having to be made to our shareholders.

The authorization will be valid for a period ending on the earlier of five years from the date of such shareholder authorization and the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, the board of directors is authorized to acquire and sell Spotify Technology S.A.’s ordinary shares under the conditions set forth in Article 49-2 of the Luxembourg Company Law. Such purchases and sales may be carried out for any authorized purpose or any purpose that is authorized by the laws and regulations in force. The purchase price per ordinary share to be determined by the board of directors or its delegate shall represent (i) not less than the par value, and (ii) not more than the fair market value of such ordinary share.

In addition, pursuant to Luxembourg law, Spotify Technology S.A. may directly or indirectly repurchase ordinary shares by resolution of its board of directors without the prior approval of the general meeting of shareholders if such repurchase is deemed by the board of directors to be necessary to prevent serious and imminent harm to Spotify Technology S.A., or if the acquisition of ordinary shares has been made with the intent of distribution to its employees and/or the employees of any entity having a controlling relationship with it (i.e., its subsidiaries or controlling shareholder).

Form and Transfer of Ordinary Shares

Our ordinary shares are issued in registered form only and are freely transferable under Luxembourg law and our articles of association. Our board of directors may, however, impose transfer restrictions for ordinary shares that are registered, listed, quoted, dealt in, or that have been placed in certain jurisdictions in compliance with the requirements applicable therein. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our ordinary shares.

Under Luxembourg law, the ownership of registered ordinary shares is prima facie established by the inscription of the name of the shareholder and the number of ordinary shares held by him or her in the shareholders’ register.

Without prejudice to the conditions for transfer by book entry where ordinary shares are recorded in the shareholders’ register on behalf of one or more persons in the name of a depository, each transfer of ordinary shares shall be effected by written declaration of transfer to be recorded in the shareholders’ register, with such declaration to be dated and signed by the transferor and the transferee or by their duly appointed agents. We may accept and enter into the shareholders’ register any transfer effected pursuant to an agreement or agreements between the transferor and the transferee, true and complete copies of which have been delivered to us.

Our articles of association will provide that we may appoint registrars in different jurisdictions, each of whom may maintain a separate register for the ordinary shares entered in such register, and that the holders of ordinary shares shall be entered into one of the registers. Shareholders may elect to be entered into one of these registers and to transfer their ordinary shares to another register so maintained. Entries in these registers will be reflected in the shareholders’ register maintained at our registered office.

When any of our ordinary shares become listed on the NYSE or on any other stock exchange operating in the United States, the laws of the State of New York shall apply to the property law aspects of the ordinary shares reflected in the register administered by our transfer agent.

If our ordinary shares are not listed on a stock exchange in the United States, a shareholders’ register will be maintained by us at our registered office in Luxembourg. Transfer of record ownership of ordinary shares is effected by a written deed of transfer acknowledged by us or by our transfer agent and registrar acting as our agent on our behalf.

Liquidation Rights and Dissolution

In the event of our dissolution, liquidation, or winding-up, any surplus of the assets remaining after allowing for the payment of all of our liabilities will be paid out to the shareholders pro rata according to their respective shareholdings. The decisions to dissolve, liquidate, or wind-up require approval by an extraordinary general meeting of our shareholders.

Merger and De-Merger

A merger by absorption whereby one Luxembourg company, after its dissolution without liquidation, transfers all of its assets and liabilities to another company in exchange for the issuance of ordinary shares in the acquiring company to the shareholders of the company being acquired, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved at an extraordinary general meeting of shareholders of the Luxembourg company, enacted in front of a Luxembourg notary. Similarly, a de-merger of a subsidiary of a Luxembourg company is generally subject to the approval by an extraordinary general meeting of shareholders, enacted in front of a Luxembourg notary.

No Appraisal Rights

Neither Luxembourg law nor our articles of association provide for appraisal rights of dissenting shareholders.

General Meeting of Shareholders

Any regularly constituted general meeting of shareholders represents the entire body of our shareholders.

Any holder of our share capital is entitled to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders and to exercise voting rights, subject to the provisions of our articles of association. Each ordinary share entitles the holder to one vote at a general meeting of shareholders, unless such holder has a beneficiary certificate. Our articles of association provide that our board of directors may determine all other conditions that must be fulfilled in order to take part in the general meeting of shareholders.

When convening a general meeting of shareholders, we will send a convening notice by registered mail to the registered address of each shareholder at least eight days before the meeting. The convening notices for every general meeting shall contain the agenda and shall take the form of announcements filed with the register of commerce and companies, published on the Luxembourg official gazette (Recueil Electronique des Sociétés et Associations), and published in a Luxembourg newspaper at least 15 days before the meeting. No proof is required that this formality has been complied with.

Our articles of association will provide that if our ordinary shares are listed on a regulated market, the general meeting also will be convened in accordance with the publicity requirements of such regulated market applicable to us.

A shareholder may participate in general meetings of shareholders by appointing another person as his or her proxy, the appointment of which shall be in writing. Our articles of association also will provide that, in the case of ordinary shares held through the operator of a securities settlement system or depository, a holder of such ordinary shares wishing to attend a general meeting of shareholders should receive from such operator or depository a certificate certifying the number of ordinary shares recorded in the relevant account on the record date. Such certificates, as well as any proxy forms, should be submitted to us no later than three business days before the date of the general meeting unless our board of directors provides for a different period.

The annual general shareholder meeting must be held within six months from the end of the respective financial year at our registered office or in any other place in Luxembourg as notified to the shareholders.

Luxembourg law provides that the board of directors is obliged to convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so request in writing with an indication of the meeting agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, 10% of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to our registered office at least five days before the general meeting of shareholders.

Voting Rights

Each ordinary share entitles the holder thereof to one vote. Additionally, each beneficiary certificate entitles its holder to one vote. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by our board of directors or its delegate at the time of issuance. The beneficiary certificates carry no economic rights and are issued to provide the holders of such beneficiary certificates additional voting rights. The beneficiary certificates, subject to certain exceptions, are non-transferable and shall automatically be canceled for no consideration in case of sale or transfer of the ordinary share to which they are linked. However, exceptions to transfers of beneficiary certificates or to their cancellation upon sale or transfer of the respective underlying ordinary shares to which they are linked may be made by the board of directors on a case-by-case basis and in its absolute discretion, at which time the board of directors may also recalculate the ratio described above and, if applicable, re-allocate any such non-cancelled beneficiary certificates to the remaining applicable ordinary shares (which are already linked to other beneficiary certificates) on a pro rata basis. Additionally, our articles of association state that all the beneficiary certificates shall be automatically canceled if the number of ordinary shares held by our founders, in the aggregate, falls under 7,564,400 ordinary shares. Our founders, who exercise substantial control over the Company and are members of the board of directors, are currently the sole recipients of beneficiary certificates.

Neither Luxembourg law nor our articles of association contain any restrictions as to the voting of our ordinary shares by non-Luxembourg residents.

As described further below, Luxembourg law distinguishes general meetings of shareholders and extraordinary general meetings of shareholders with respect to voting rights.

Ordinary General Meeting. At an ordinary general meeting, there is no quorum requirement and resolutions are adopted by a simple majority of validly cast votes. Abstentions are not considered “votes.”

Extraordinary General Meeting. Extraordinary resolutions are required for any of the following matters, among others: (i) an increase or decrease of the authorized or issued capital, (ii) a limitation or exclusion of preemptive rights, (iii) approval of a statutory merger or de-merger (scission), (iv) our dissolution and liquidation, and (v) any and all amendments to our articles of association. Pursuant to our articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders, the quorum shall be at least one half (50%) of our issued share capital unless otherwise mandatorily required by law. If the said quorum is not present, a second meeting may be convened, for which Luxembourg law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting, except otherwise provided by law, by at least a two-thirds majority of the votes validly cast on such resolution by shareholders and holders of beneficiary certificates. When the resolution of the general meeting of shareholders changes the respective rights attached to the beneficiary certificates, the resolution must, in order to be valid, fulfill the above-mentioned conditions as to attendance and majority with respect to the holders of beneficiary certificates. Abstentions are not considered “votes.”

Minority Action Right. Luxembourg law provides for a provision whereby the shareholders and/or holders of the beneficiary certificates holding, in the aggregate, 10% of the securities who have a right to vote at the general meeting may act on our behalf to discharge the members of the board of directors for misconduct against our interests, a violation of the law, or a violation of the articles of association.

Dividend Rights

In case of a dividend payment, each shareholder is entitled to receive a dividend right pro rata according to his or her respective shareholding. The dividend entitlement lapses upon the expiration of a five-year prescription period from the date of the dividend distribution. The unclaimed dividends return to our accounts. Holders of beneficiary certificates shall not be entitled to receive any dividend payments with respect to such beneficiary certificate.

Board of Directors

The board of directors will be composed of Class A directors and Class B directors who need not be shareholders. Our Class A directors are Daniel Ek, Martin Lorentzon, and Shishir Mehrotra. Our Class B directors are Christopher Marshall, Ted Sarandos, Thomas Staggs, Padmasree Warrior, Cristina Stenbeck, and Heidi O’Neill. The board of directors may appoint a chairman from among its members. It also may appoint a secretary, who need not be a director and who will be responsible for keeping the minutes of the meetings of the board of directors and of the shareholders. The board of directors will meet upon call by the chairman. A meeting must be convened if any of two directors so require. The chairman will preside at all meetings of the board of directors and, if required, of the shareholders, except that in his or her absence the board of directors may appoint another director as chairman and the general meeting of shareholders may appoint another person as chairman, in each case pro tempore by vote of the majority present or represented at such meeting.

A quorum of the board of directors shall be either one Class A director and one Class B director present at the meeting or three directors holding office, and resolutions are adopted by the simple majority vote of members of the board of directors present or represented. No valid decision of the board of directors may be taken if the necessary quorum has not been reached. In case of an equality of votes, the chairman shall have the right to cast the deciding vote. Such casting vote shall be personal to the appointed chairman and will not transfer to any other director acting as chairman of a meeting of the board of directors in the absence of the appointed chairman. The board of directors also may take decisions by means of resolutions in writing signed by all directors. Each director has one vote.

The general shareholders’ meeting elects directors and decides their respective terms. Under Luxembourg law, directors may be reelected, but the term of their office may not exceed six years. The general shareholders’ meeting may dismiss one or more directors at any time, with or without cause, by a simple majority of votes cast at a general meeting of shareholders. If the board of directors has a vacancy, the remaining directors have the right to fill such vacancy on a temporary basis pursuant to the affirmative vote of a majority of the remaining directors. The term of a temporary director elected to fill a vacancy expires at the end of the term of office of the replaced director, provided, however, that the next general shareholders’ meeting shall be requested definitively to elect any temporary director. For a discussion of the differences in shareholders’ rights under Luxembourg law and Delaware law, see “—Differences in Corporate Law.”

Within the limits provided for by Luxembourg law, our board of directors may delegate our daily management and the authority to represent us to one or more persons. The delegation to a member of the board of directors shall entail the obligation for the board of directors to report each year to the ordinary general meeting on the salary, fees, and any advantages granted to the delegate. In addition, once granted an authorization from the general meeting of shareholders, our board of directors may set up an executive committee and entrust the latter with any powers of the board of directors, with the exception of (i) our general strategic direction, and (ii) those acts reserved to the board of directors by Luxembourg law. For a discussion of the differences in directors’ fiduciary duties under Luxembourg law and Delaware law, see “—Differences in Corporate Law.”

No director, solely as a result of being a director, shall be prevented from contracting with us with regard to his tenure in any office or place of profit, or as vendor, purchaser, or in any other manner whatsoever. No contract in which any director is in any way interested shall be voided solely on account of his position as director and no director who is so interested shall account to us or the shareholders for any remuneration, profit, or other benefit realized by the contract solely by reason of the director holding that office or of the fiduciary relationship thereby established.

Any director having a direct or indirect financial interest in a transaction submitted for approval to the board of directors may not participate in the deliberations and vote thereon, unless the transaction is not in the ordinary course of our business and conflicts with our interest, in which case the director shall be obliged to advise the board of directors thereof and to cause a record of his statement to be included in the minutes of the meeting. He or she may not take part in these deliberations or vote on such a transaction. At the next general meeting, before any other resolution is put to a vote, a special report shall be made on any transactions in which any of the directors may have had an interest that conflicts with our interest.

Our articles of association will provide that directors and officers, past and present, will be entitled to indemnification from us to the fullest extent permitted by Luxemburg law against liability and all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit, or proceeding in which he or she would be involved by virtue of his or her being or having been a director or officer and against amounts paid or incurred by him or her in the settlement thereof. However, no indemnification will be provided against any liability to our directors or officers (i) by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties of a director or officer, (ii) with respect to any matter as to which any director or officer shall have been finally adjudicated to have acted in bad faith and not in our interest, or (iii) in the event of a settlement, unless approved by a court or the board of directors.

There is no mandatory retirement age for directors under Luxembourg law and no minimum shareholding requirement for directors.

Amendment of Articles of Association

Shareholder Approval Requirements. Luxembourg law requires an extraordinary general meeting of shareholders to resolve upon an amendment of the articles of association to be made by extraordinary resolution. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to the articles of association. An extraordinary general meeting of shareholders convened for the purposes of amending the articles of association must have a quorum of at least 50% of our issued share capital. If the said quorum is not present, a second meeting may be convened at which Luxembourg law does not prescribe a quorum. Irrespective of whether the proposed amendments will be subject to a vote at any duly convened extraordinary general shareholders’ meeting, the amendment is subject to the approval of at least two-thirds of the votes cast at such extraordinary general meeting of shareholders by shareholders and holders of beneficiary certificates. When the resolution of the general meeting of shareholders is to change the respective rights attached to the beneficiary certificates, the resolution must, in order to be valid, fulfill the above-mentioned conditions as to attendance and majority with respect to the holders of beneficiary certificates.

Formalities. Any resolutions to amend our articles of association must be taken before a Luxembourg notary, and such amendments must be published in accordance with Luxembourg law.

Differences in Corporate Law

We are incorporated under the laws of Luxembourg. The following discussion summarizes certain material differences between the rights of holders of our ordinary shares and the rights of holders of the ordinary shares of a typical corporation incorporated under the laws of the state of Delaware, which result from differences in governing documents and the laws of Luxembourg and Delaware.

Board of Directors
Luxembourg:	Delaware:

Pursuant to Luxembourg law, our board of directors must be composed of at least three directors. They are appointed by the general meeting of shareholders (by proposal of the board of directors, the shareholders, or a spontaneous candidacy) by a simple majority of the votes cast. Directors may be reelected, but the term of their office may not exceed six years.

Pursuant to our articles of association, directors are elected by a simple majority vote at a general meeting. Abstentions are not considered “votes.”

Our articles of association will provide that in case of a vacancy the remaining members of the board of directors may elect a director to fill the vacancy, on a temporary basis and for a period of time not exceeding

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes, and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.

Board of Directors
Luxembourg:	Delaware:

the initial mandate of the replaced member of the board of directors, until the next general meeting of shareholders, which shall resolve on the permanent appointment in compliance with the applicable legal provisions and the articles of association.

Under Luxembourg law, our articles of association may provide for different classes of directors. Our articles of association provide for different classes of directors, and each director has one vote.

Our articles of association will provide that the board of directors may set up committees and determine their composition, powers, and rules.

Interested Shareholders
Luxembourg:	Delaware:
Under Luxembourg law, no restriction exists as to the transactions that a shareholder may engage in with us. The transaction must, however, be in our corporate interest and be made on arm’s length terms.

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested shareholder” for three years following the time that the shareholder becomes an interested shareholder. Subject to specified exceptions, an “interested shareholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement, or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 of the Delaware General Corporation Law through a provision in either its original certificate of incorporation, or an amendment to its original certificate or bylaws that was approved by majority shareholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.

Amendment of Governing Documents
Luxembourg:	Delaware:
Under Luxembourg law, amendments to our articles of association require an extraordinary general meeting of shareholders held in front of a public notary at which at least one half (50%) of the share capital is represented.	Under the Delaware General Corporation Law, amendments to a corporation’s certificate of incorporation require the approval of shareholders holding a majority of the outstanding shares entitled

Amendment of Governing Documents
Luxembourg:	Delaware:

The notice of the extraordinary general meeting shall set out the proposed amendments to the articles of association.

If the aforementioned quorum is not reached, a second meeting may be convened by means of a notice published in the Luxembourg official electronic gazette (Mémorial C, Recueil des Sociétés et Associations, or Recueil Electronique des Sociétés et Associations, as applicable) and in a Luxembourg newspaper 15 days before the meeting. The second meeting shall be validly constituted regardless of the proportion of the share capital represented.

At both meetings, resolutions will be adopted if approved by at least two-thirds of the votes cast by shareholders and holders of beneficiary certificates (unless otherwise required by Luxembourg law or the articles of association). Where classes of shares exist and the resolution to be adopted by the general meeting of shareholders changes the respective rights attaching to such shares, the resolution will be adopted only if the conditions as to quorum and majority set out above are fulfilled with respect to each class of shares. This also applies with respect to the beneficiary certificates. An increase of the commitments of its shareholders require, however, the unanimous consent of the shareholders and bondholders, if any.

Our articles of association provide that for any extraordinary resolutions to be considered at a general meeting, the quorum shall be at least one-half of our issued share capital. If the said quorum is not present, a second meeting may be convened at which Luxembourg law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) by a two-thirds majority of the votes validly cast on such resolution by shareholders and holders of beneficiary certificates. Abstentions are not considered “votes.”

In very limited circumstances, the board of directors may be authorized by the shareholders to amend the articles of association, albeit always within the limits set forth by the shareholders at a duly convened shareholders’ meeting. This is the case in the context of our authorized share capital within which the board of directors is authorized to issue further ordinary shares or in the context of a share capital reduction and cancellation of ordinary shares. The board of directors is to vote on the amendment. If a class vote on the amendment is required by the Delaware General Corporation Law a majority of the outstanding stock of such class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, the board of directors may amend bylaws if so authorized in the charter. The shareholders of a Delaware corporation also have the power to amend bylaws.

Amendment of Governing Documents
Luxembourg:	Delaware:
then authorized to appear in front of a notary public to record the capital increase or decrease and to amend the share capital set forth in the articles of association. The above also applies in case of the transfer of our registered office outside the current municipality.

Meetings of Shareholders
Luxembourg:	Delaware:

Annual and Special Meetings:

Pursuant to Luxembourg law, at least one general meeting of shareholders must be held each year within six months as from the close of the financial year. The purpose of such annual general meeting is to approve the annual accounts, allocate the results, proceed to statutory appointments, and grant discharge to the directors. The annual general meeting must be held within six months of the end of each financial year.

Other meetings of shareholders may be convened.

Pursuant to Luxembourg law, the board of directors is obliged to convene a general meeting so that it is held within a period of one month of the receipt of a written request of shareholders representing one-tenth of the issued capital. Such request must be in writing and indicate the agenda of the meeting.

Quorum Requirements:

Luxembourg law distinguishes ordinary resolutions and extraordinary resolutions.

Extraordinary resolutions relate to proposed amendments to the articles of association and certain other limited matters. All other resolutions are ordinary resolutions.

Ordinary Resolutions:

Pursuant to Luxemburg law, there is no requirement of a quorum for any ordinary resolutions to be considered at a general meeting and such ordinary resolutions shall be adopted by a simple majority of votes validly cast on such resolution. Abstentions are not considered “votes.”

Extraordinary Resolutions:

Extraordinary resolutions are required for any of the following matters, among others: (i) an increase or decrease of the authorized or issued capital, (ii) a limitation or exclusion of preemptive rights, (iii) approval of a statutory merger or de-merger

Typical bylaws provide that annual meetings of shareholders are to be held on a date and at a time fixed by the board of directors. Under the Delaware General Corporation Law, a special meeting of shareholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation or bylaws can specify the number of shares that constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Meetings of Shareholders
Luxembourg:	Delaware:

(scission), (iv) dissolution, and (v) an amendment of the articles of association.

Pursuant to Luxembourg law for any extraordinary resolutions to be considered at a general meeting, the quorum shall generally be at least one half (50%) of the issued share capital. If the said quorum is not present, a second meeting may be convened at which Luxembourg law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (except as otherwise provided by mandatory law) by a two-thirds majority of the votes validly cast on such resolution by shareholders and holders of beneficiary certificates. Abstentions are not considered “votes.”

Shareholder Approval of Business Combinations
Luxembourg:	Delaware:

Under Luxembourg law and our articles of association, the board of directors has the widest power to take any action necessary or useful to achieve the corporate objective. The board of directors’ powers are limited only by law and our articles of association.

Any type of business combination that would require an amendment to the articles of association, such as a merger, de-merger, consolidation, dissolution, or voluntary liquidation, requires an extraordinary resolution of a general meeting of shareholders.

Transactions such as a sale, lease, or exchange of substantial company assets require only the approval of the board of directors. Neither Luxembourg law nor our articles of association contain any provision specifically requiring the board of directors to obtain shareholder approval of the sale, lease, or exchange of substantial assets of ours.

Generally, under the Delaware General Corporation Law, completion of a merger, consolidation, dissolution, or the sale, lease, or exchange of substantially all of a corporation’s assets requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

The Delaware General Corporation Law also requires a special vote of shareholders in connection with a business combination with an “interested shareholder” as defined in section 203 of the Delaware General Corporation Law. See “—Interested Shareholders” above.

Shareholder Action Without a Meeting
Luxembourg:	Delaware:

A shareholder meeting must always be called if the matter to be considered requires a shareholder resolution under Luxembourg law or our articles of association.

Pursuant to Luxembourg law, shareholders of a public limited liability company may not take actions by written consent. All shareholder actions must be approved at an actual meeting of shareholders held before a notary public or under private seal, depending on the nature of the matter. Shareholders may vote by proxy.

Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of shareholders may be taken without a meeting, without prior notice, and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. It is not uncommon for a corporation’s certificate of incorporation to prohibit such action.

Repurchases and Redemptions
Luxembourg:	Delaware:

Pursuant to Luxembourg law, we (or any party acting on our behalf) may repurchase our own ordinary shares and hold them in treasury, provided that:

•  the shareholders at a general meeting have previously authorized the board of directors to acquire our ordinary shares. The general meeting shall determine the terms and conditions of the proposed acquisition and in particular the maximum number of shares to be acquired, the period for which the authorization is given (which may not exceed five years), and, in the case of acquisition for value, the maximum and minimum consideration, provided that the prior authorization shall not apply in the case of ordinary shares acquired by either us or by a person acting in his or her own name but our behalf for the distribution thereof to our staff or to the staff of a company with which we are in a control relationship;

•  the acquisitions, including ordinary shares previously acquired by us and held by us and shares acquired by a person acting in his or her own name but on our behalf, may not have the effect of reducing the net assets below the amount of the issued share capital plus the reserves (which may not be distributed by law or under the articles of association);

•  the ordinary shares repurchased are fully paid-up; and

•  the acquisition offer must be made on the same terms and conditions to all the shareholders who are in the same position, except for acquisitions which were unanimously decided by a general meeting at which all the shareholders were present or represented. In addition, listed companies may repurchase their own shares on the stock exchange without an acquisition offer having to be made to our shareholders.

No prior authorization by shareholders is required (i) if the acquisition is made to prevent serious and imminent harm to us, provided that the board of directors informs the next general meeting of the reasons for and the purpose of the acquisitions made, the number and nominal values or the accounting value of the ordinary shares acquired, the proportion of the subscribed capital which they represent, and the consideration paid for

Under the Delaware General Corporation Law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

Repurchases and Redemptions
Luxembourg:	Delaware:

them, and (ii) in the case of ordinary shares acquired by either us or by a person acting on our behalf with a view to redistributing the ordinary shares to our staff or our controlled subsidiaries, provided that the distribution of such shares is made within 12 months from their acquisition.

Luxembourg law provides for further situations in which the above conditions do not apply, including the acquisition of shares pursuant to a decision to reduce our capital or the acquisition of shares issued as redeemable shares. Such acquisitions may not have the effect of reducing net assets below the aggregate of subscribed capital and reserves (which may not be distributed by law and are subject to specific provisions on reductions in capital and redeemable shares under Luxembourg law).

Any ordinary shares acquired in contravention of the above provisions must be resold within a period of one year after the acquisition or be cancelled at the expiration of the one-year period.

As long as ordinary shares are held in treasury, the voting rights attached thereto are suspended. Further, to the extent the treasury shares are reflected as assets on our balance sheet a non-distributable reserve of the same amount must be reflected as a liability. Our articles of association provide that ordinary shares may be acquired in accordance with the law.

Transactions with Officers or Directors
Luxembourg:	Delaware:

There are no rules under Luxembourg law preventing a director from entering into contracts or transactions with us to the extent that the contract or the transaction is in our corporate interest.

Luxembourg law prohibits a director from participating in deliberations and voting on a transaction if (i) such director has a direct or indirect financial interest therein, and (ii) the interests of such director or conflict with our interests. The relevant director must disclose his or her personal financial interest to the board of directors and abstain from voting. The transaction and the director’s interest therein shall be reported to the next succeeding general meeting of shareholders.

Our articles of association may require that certain transactions between a director and us be submitted for the approval of our board of directors and/or

Under the Delaware General Corporation Law, some contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest, provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the Delaware General Corporation Law, either (i) the shareholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts, or (ii) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If the board of directors’ approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

Transactions with Officers or Directors
Luxembourg:	Delaware:
shareholders. No director, solely as a result of being a director, shall have any duty to refrain from any decision or action to enforce his or her rights under any agreement or contract with us. A director who has an interest in a transaction carried out other than in the ordinary course of business that conflicts with our interests must advise the board of directors accordingly and have the statement recorded in the minutes of the meeting. The director concerned may not take part in the deliberations concerning that transaction. A special report on the relevant transaction is submitted to the shareholders at the next General Meeting, before any vote on the matter.

Dissenters’ Rights
Luxembourg:	Delaware:
Neither Luxembourg law nor our articles of association provide for appraisal rights.	Under the Delaware General Corporation Law, a shareholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.

Cumulative Voting
Luxembourg:	Delaware:
Not applicable.	Under the Delaware General Corporation Law, a corporation may adopt in its bylaws that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a shareholder has a number of votes equal to the number of shares held by such shareholder times the number of directors nominated for election. The shareholder may cast all of such votes for one director or among the directors in any proportion.

Anti-Takeover Measures
Luxembourg:	Delaware:
Pursuant to Luxembourg law, it is possible to create an authorized share capital from which the board of directors is authorized by the shareholders to issue further ordinary shares and, under certain conditions, to limit, restrict, or waive preferential subscription rights of existing shareholders. The rights attached to the ordinary shares issued within the authorized share capital will be equal to those attached to existing ordinary shares and set forth in our articles of association.	Under the Delaware General Corporation Law, the certificate of incorporation of a corporation may give the board of directors the right to issue new classes of preferred shares with voting, conversion, dividend distribution, and other rights to be determined by the board of directors at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

Anti-Takeover Measures
Luxembourg:	Delaware:

The authority of the board of directors to issue additional ordinary shares is valid for a period of up to five years starting from the date of the publication of the minutes of the extraordinary general meeting resolving upon such authorization in the Luxembourg official gazette (Mémorial C, Recueil des Sociétés et Associations, or Recueil Electronique des Sociétés et Associations, as applicable), unless renewed by vote of the holders of at least two-thirds of the votes cast at a shareholders meeting by shareholders and holders of beneficiary certificates.

Our articles of association authorize our board of directors to issue ordinary shares within the limits of the authorized share capital at such times and on such terms as our board of directors or its delegates may decide for a period ending five years after the date of the publication of the minutes of the extraordinary general meeting resolving upon such authorization in the Luxembourg official gazette (Mémorial C, Recueil des Sociétés et Associations, or Recueil Electronique des Sociétés et Associations, as applicable), unless such period is extended, amended or renewed. Accordingly, our board of directors will be authorized to issue ordinary shares up to the limits of authorized share capital until such date. We currently intend to seek renewals and/or extensions as required from time to time.

In addition, Delaware law does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

Fiduciary Duties of Directors
Luxembourg:	Delaware:
The board of directors must act as a collegial body in the corporate interest of a company and has the power to take any action necessary or useful to realize the corporate objects of a company, with the exception of the powers reserved by Luxembourg law or by the articles of association to the general meeting of shareholders. Luxembourg law imposes a duty on directors of a Luxembourg company to: (i) act in good faith with a view to the best interests of the company; and (ii) exercise the care, diligence, and skill that a reasonably prudent person would exercise in a similar position and under comparable circumstances. The standard of care required from directors in the execution of their mandate vis-à-vis the company is the standard that an ordinary prudent or reasonable person would apply to his or her own affairs. The standard of care is more onerous where a director has special skills or where such director receives remuneration for his or her office.	Under the Delaware General Corporation Law, except as otherwise provided in a company’s certificate of incorporation, the board of directors of a Delaware company bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware company owe fiduciary duties of care and loyalty to a company and its shareholders. Delaware courts have decided that the directors of a Delaware company are required to exercise an informed business judgment in the performance of their duties. An informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also subjected directors’ actions to enhanced scrutiny in certain situations, including if directors take certain actions intended to prevent a threatened change in control of a company or in connection with transactions involving a conflicted

Fiduciary Duties of Directors
Luxembourg:	Delaware:
In addition, Luxembourg law imposes specific duties on directors and officers of a company to comply with Luxembourg law and the articles of association of a company.	controlling shareholder. In addition, under Delaware law, when the board of directors of a Delaware corporation determines to sell or break-up a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders at that time.

Shareholder Suits
Luxembourg:	Delaware:

Under Luxembourg law, the board of directors has sole authority to decide whether to initiate legal action to enforce a company’s rights (other than, in certain circumstances, an action against board members).

Shareholders do not have the authority to initiate legal action on a company’s behalf. However, a company’s shareholders may vote at a general meeting to initiate legal action against directors on grounds that the directors have failed to perform their duties.

Luxembourg law does not provide for class action lawsuits.

Under Delaware law, a shareholder may bring a derivative action on a company’s behalf to enforce the rights of a company. An individual also may commence a class action lawsuit on behalf of himself or herself and other similarly situated shareholders if the requirements for maintaining a class action lawsuit under Delaware law are met. An individual may institute and maintain a class action lawsuit only if such person was a shareholder at the time of the transaction that is the subject of the lawsuit or his or her shares thereafter devolved upon him or her by operation of law. In addition, the plaintiff must generally be a shareholder through the duration of the lawsuit.

Delaware law requires that a derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the lawsuit may be prosecuted, unless such demand would be futile.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the listing of our ordinary shares on the NYSE, there has been no public market for our ordinary shares. Sales of substantial amounts of our ordinary shares in the public market following our listing on the NYSE, or the perception that such sales could occur, could adversely affect the public price of our ordinary shares and may make it more difficult for you to sell your ordinary shares at a time and price that you deem appropriate. We will have no input if and when any Registered Shareholder may, or may not, elect to sell their ordinary shares or the prices at which any such sales may occur.

Upon our registration, a total of 183,567,880 ordinary shares will be outstanding, all of which will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act, including, but not limited to, the                  ordinary shares registered hereunder, or if they qualify for an exemption from registration, including under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities also may be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S. Substantially all of our ordinary shares may be sold after our initial listing on the NYSE, either by the Registered Shareholders pursuant to this prospectus or by our other existing shareholders in accordance with Rule 144 of the Securities Act.

As further described below, until we have been a reporting company for at least 90 days, only non-affiliates who have beneficially owned their ordinary shares for a period of at least one year will be able to sell their ordinary shares under Rule 144, which is expected to include approximately                  ordinary shares immediately after our registration.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to and in compliance with public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible shareholder is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible shareholder under Rule 144, such shareholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the ordinary shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the ordinary shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling ordinary shares on behalf of our affiliates are entitled to sell shares 90 days after we become a reporting company. Within any three-month period, such shareholders may sell a number of ordinary shares that does not exceed the greater of:

•	1% of the number of ordinary shares then outstanding, which will equal approximately shares immediately after our registration; or

•	the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling ordinary shares on behalf of our affiliates also are subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a shareholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our Company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our Company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after we become a reporting company before selling those shares under Rule 701. As of March 9, 2018, the holders of options exercisable for approximately 5,683,728 ordinary shares will be eligible to sell their shares pursuant to Rule 701.

Following the completion of this registration, we intend to file a registration statement on Form S-8 under the Securities Act to register up to              ordinary shares, in the aggregate, (i) issuable under our 2018 stock option and RSU programs and (ii) subject to outstanding stock options. The registration statement on Form S-8 will become effective automatically upon filing. Ordinary shares issued upon exercise of a share option or settlement of a RSU and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately.

SALE PRICE HISTORY OF ORDINARY SHARES

We have applied to list our ordinary shares on the New York Stock Exchange. Prior to the initial listing, no public market existed for our ordinary shares. However, our ordinary shares have a history of trading in private transactions. The table below shows the high and low sales prices in U.S. dollars for our ordinary shares in private transactions by our shareholders, excluding intercompany transfers made in connection with the Tencent Transactions, for the indicated periods based on information available to us. This information may, however, have little or no relation to broader market demand for our ordinary shares and thus the opening public price and subsequent public price of our ordinary shares on the NYSE. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the opening public price and subsequent public price of our ordinary shares on the NYSE. See “Risk Factors—Risks Related to Owning Our Ordinary Shares—The public price of our ordinary shares, upon listing on the NYSE, may have little or no relationship to the historical sales prices of our ordinary shares in private transactions.”

	Per Share Sale Price (in U.S. dollars)		Number of Ordinary Shares Sold in the Period	Number of Ordinary Shares Outstanding (Period End)
	High	Low
Annual
Year ended December 31, 2017	$125.00	$37.50	12,795,440	167,258,400
Year ended December 31, 2018 (through March 9, 2018)	$132.50	$48.93	6,423,280	183,567,880
Quarterly
Year ended December 31, 2017
First Quarter	$56.25	$37.50	1,265,360	150,925,400
Second Quarter	$85.00	$46.25	2,067,600	151,200,000
Third Quarter	$95.00	$65.50	2,482,040	151,466,400
Fourth Quarter	$125.00	$81.50	6,980,440	167,258,400
Year ended December 31, 2018
First Quarter (through March 9, 2018)	$132.50	$48.93	6,423,280	183,567,880
Monthly
Year Ended December 31, 2017
June	$85.00	$57.50	1,869,920	151,200,000
July	$85.00	$71.25	1,590,680	151,262,280
August	$88.63	$65.50	861,440	151,295,480
September	$95.00	$75.00	29,920	151,466,400
October	$100.00	$81.50	1,598,040	151,527,400
November	$102.50	$85.00	506,280	152,073,240
December	$125.00	$87.50	4,876,120	167,258,400
Year ended December 31, 2018
January	$132.50	$90.00	600,000	176,903,360
February	$127.50	$95.00	2,174,760	176,976,280
March (through March 9, 2018)	$125.00	$48.93	3,006,200	183,567,880

CERTAIN TAXATION CONSIDERATIONS

Luxembourg Tax Considerations

The following is an overview of certain material Luxembourg tax consequences of purchasing, owning, and disposing of the ordinary shares issued by us. It does not purport to be a complete analysis of all possible tax situations that may be relevant to a decision to purchase, own, or deposit our ordinary shares. It is included herein solely for preliminary information purposes and is not intended to be, nor should it construed to be, legal or tax advice. Prospective purchasers of our ordinary shares should consult their own tax advisers as to the applicable tax consequences of the ownership of our ordinary shares, based on their particular circumstances. The following description of Luxembourg tax law is based upon Luxembourg law and regulations as in effect and as interpreted by the Luxembourg tax authorities as of the date of this annual report and is subject to any amendments in law (or in interpretation) later introduced, whether or not on a retroactive basis. Please be aware that the residence concept used under the respective headings below applies for Luxembourg tax assessment purposes only. Any reference in this section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax laws and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi) and personal income tax (impôt sur le revenu) generally. Corporate taxpayers may further be subject to net worth tax (impôt sur la fortune), as well as other duties, levies or taxes. Corporate income tax, municipal business tax, as well as the solidarity surcharge invariably applies to most corporate taxpayers resident of Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and to the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

Taxation of the Company

Income Tax

As the Company is a fully-taxable Luxembourg company, its net taxable profit is as a rule subject to corporate income tax (“CIT”) and municipal business tax (“MBT”) at ordinary rates in Luxembourg.

The taxable profit as determined for CIT purposes is applicable, with minor adjustments, for MBT purposes. CIT is levied at an effective maximum rate of 20.33% in 2017 and 19.26% as from 2018 (inclusive of the 7% surcharge for the employment fund). MBT is levied at a variable rate according to the municipality in which the Company is located (6.75% in the City of Luxembourg in 2017). The maximum aggregate CIT and MBT rate consequently amounts to 27.08% in 2017 and 26.01% as from 2018 for companies located in the City of Luxembourg.

Dividends and other payments derived from ordinary shares by the Company are subject to income taxes, unless the conditions of the participation exemption regime, as described below, are satisfied. A tax credit is generally granted for withholding taxes levied at source within the limit of the tax payable in Luxembourg on such income, whereby any excess withholding tax is not refundable.

Under the participation exemption regime (subject to the relevant anti-abuse rules), dividends derived from ordinary shares may be exempt from income tax if (i) the distributing company is a qualified subsidiary (“Qualified Subsidiary”), and (ii) at the time the dividend is put at the company’s disposal, the company has held or commits itself to hold for an uninterrupted period of at least 12 months’ shares representing a direct participation in the share capital of the Qualified Subsidiary (a) of at least 10%, or (b) of an acquisition price of at least €1.2 million (or an equivalent amount in another currency). A Qualified Subsidiary means (i) a Luxembourg resident fully-taxable company limited by share capital (société de capitaux), (ii) a company covered by Article 2 of the Council Directive 2011/96/EU of November 30, 2011 (the “EU Parent-Subsidiary Directive”), or (iii) a non-resident company limited by share capital (société de capitaux) liable to a tax corresponding to Luxembourg CIT.

Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. If the conditions of the participation exemption regime are not met, dividends derived by the Company from Qualified Subsidiaries may be exempt for 50% of their gross amount.

Capital gains realized by the Company on shares are subject to CIT and MBT at ordinary rates, unless the conditions of the participation exemption regime, as described below, are satisfied. Under the participation exemption regime, capital gains realized on shares of a Qualified Subsidiary may be exempt from CIT and MBT at the level of the Company if at the time the capital gain is realized, the Company has held or commits itself to hold for an uninterrupted period of at least 12 months’ shares representing a direct participation in the share capital of the Qualified Subsidiary (i) of at least 10%, or (ii) of an acquisition price of at least €6 million (or an equivalent amount in another currency). Taxable gains are defined as the difference between the price for which shares have been disposed of and the lower of their cost or book value.

Withholding Tax

Dividends paid by us to the holders of our ordinary shares are as a rule subject to a 15% withholding tax in Luxembourg, unless a reduced withholding tax rate applies pursuant to an applicable double tax treaty or an exemption pursuant to the application of the participation exemption, and, to the extent withholding tax applies, we are responsible for withholding amounts corresponding to such taxation at its source.

If the Company and a U.S. relevant holder are eligible for the benefits of the tax treaty concluded between the United States and Luxembourg (the “Treaty”), the rate of withholding on distributions shall not exceed 15%, or 5% if the U.S. relevant holder is a qualified resident company as defined in Article 24 of the Treaty that owns at least 10% of our Company’s voting stock.

A withholding tax exemption may apply under the participation exemption (subject to the relevant anti-abuse rules) if cumulatively (i) the holder of our ordinary shares is an eligible parent (an “Eligible Parent”), and (ii) at the time the income is made available, the holder of our ordinary shares has held or commits itself to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% of our share capital or a direct participation of an acquisition price of at least €1.2 million (or an equivalent amount in another currency). Holding a participation through an entity treated as tax transparent from a Luxembourg income tax perspective is deemed to be a direct participation in proportion to the net assets held in this entity. An Eligible Parent includes (i) a company covered by Article 2 of the EU Parent-Subsidiary Directive or a Luxembourg permanent establishment thereof, (ii) a company resident in a State having a double tax treaty with Luxembourg and subject to a tax corresponding to Luxembourg CIT or a Luxembourg permanent establishment thereof, (iii) a company limited by share capital (société de capitaux) or a cooperative society (société coopérative) resident in the European Economic Area other than an EU member state and liable to a tax corresponding to Luxembourg CIT or a Luxembourg permanent establishment thereof, or (iv) a Swiss company limited by share capital (société de capitaux) which is effectively subject to corporate income tax in Switzerland without benefiting from an exemption.

No withholding tax is levied on capital gains and liquidation proceeds.

Net Wealth Tax

The Company is as a rule subject to Luxembourg net wealth tax (“NWT”) on its net assets as determined for net wealth tax purposes. NWT is levied at the rate of 0.5% on net assets not exceeding €500 million and at the rate of 0.05% on the portion of the net assets exceeding €500 million. Net worth is referred to as the unitary value (valeur unitaire), as determined at January 1 of each year. The unitary value is in principle calculated as the difference between (i) assets estimated at their fair market value (valeur estimée de réalisation), and (ii) liabilities vis-à-vis third parties.

Under the participation exemption regime, a qualified shareholding held by the Company in a Qualified Subsidiary is exempt for net wealth tax purposes.

As from January 1, 2016, a minimum net wealth tax (“MNWT”) is levied on companies having their statutory seat or central administration in Luxembourg. For entities for which the sum of fixed financial assets, receivables against related companies, transferable securities and cash at bank exceeds 90% of their total balance sheet and €350,000, the MNWT is set at €4,815. For all other companies having their statutory seat or central administration in Luxembourg which do not fall within the scope of the €4,815 MNWT, the MNWT ranges from €535 to €32,100, depending on the Company’s total balance sheet.

Other Taxes

The issuance of our ordinary shares and any other amendment of our articles of association are currently subject to a €75 fixed registration duty. The disposal of our ordinary shares is not subject to a Luxembourg registration tax or stamp duty, unless recorded in a Luxembourg notarial deed or otherwise registered in Luxembourg.

Taxation of the Holders of Ordinary Shares

Luxembourg Tax Residency of the Holders of Our Ordinary Shares

A holder of our ordinary shares will not become resident, nor be deemed to be resident, in Luxembourg by reason only of the holding and/or disposing of our ordinary shares or the execution, performance, or enforcement of his/her rights thereunder.

Income Tax—Luxembourg Resident Holders

Luxembourg Individual Residents. Dividends and other payments derived from our ordinary shares by resident individual holders of our ordinary shares, who act in the course of the management of either their private wealth or their professional or business activity, are subject to income tax at the ordinary progressive rates. A tax credit is generally granted for withholding taxes levied at source within the limit of the tax payable in Luxembourg on such income, whereby any excess withholding tax is not refundable. 50% of the gross amount of dividends received from the Company by resident individual holders of our ordinary shares are exempt from income tax.

Capital gains realized on the disposal of our ordinary shares by resident individual holders of our ordinary shares, who act in the course of the management of their private wealth, are not subject to income tax, unless said capital gains qualify either as speculative gains or as gains on a substantial participation. Capital gains are deemed to be speculative and are subject to income tax at ordinary rates if our ordinary shares are disposed of within six months after their acquisition or if their disposal precedes their acquisition. Speculative gains are subject to income tax as miscellaneous income at ordinary rates. A participation is deemed to be substantial where a resident individual holder of our ordinary shares holds or has held, either alone or together with his/her spouse or partner and/or minor children, directly or indirectly at any time within the five years preceding the disposal, more than 10% of the share capital of the Company whose ordinary shares are being disposed of. A holder of our ordinary shares also is deemed to alienate a substantial participation if he acquired free of charge, within the five years preceding the transfer, a participation that was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same five-year period). Capital gains realized on a substantial participation more than six months after the acquisition thereof are taxed according to the half-global rate method, (i.e., the average rate applicable to the total income is calculated according to progressive income tax rates and half of the average rate is applied to the capital gains realized on the substantial participation). A disposal may include a sale, an exchange, a contribution or any other kind of alienation of the participation.

Capital gains realized on the disposal of our ordinary shares by resident individual holders of our ordinary shares, who act in the course of their professional or business activity, are subject to income tax at ordinary rates. Taxable gains are determined as the difference between the price for which our ordinary shares have been disposed of and the lower of their cost or book value.

Luxembourg Fully-taxable Corporate Residents. Dividends and other payments derived from our ordinary shares by Luxembourg resident fully-taxable companies are subject to CIT and MBT, unless the conditions of the participation exemption regime, as described below, are satisfied. A tax credit is generally granted for withholding taxes levied at source within the limit of the tax payable in Luxembourg on such income, whereby any excess withholding tax is not refundable. If the conditions of the participation exemption regime are not met, 50% of the gross amount of dividends received by Luxembourg resident, fully-taxable companies from our ordinary shares are exempt from CIT and MBT.

Under the participation exemption regime (subject to the relevant anti-abuse rules), dividends derived from our ordinary shares may be exempt from CIT and MBT at the level of the holder of our ordinary shares if cumulatively (i) the holder of our ordinary shares is an Eligible Parent, and (ii) at the time the dividend is put at the holder of our ordinary shares’ disposal, the holder of our ordinary shares has held or commits itself to hold for an uninterrupted period of at least 12 months a qualified shareholding (“Qualified Shareholding”). A Qualified Shareholding means ordinary shares representing a direct participation of at least 10% in the share capital of the Company or a direct participation in the Company of an acquisition price of at least €1.2 million (or an equivalent amount in another currency). Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. If the conditions of the participation exemption regime are not met, dividends derived by the Company from Qualified Subsidiaries may be exempt for 50% of their gross amount. Ordinary shares held through a tax-transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.

Capital gains realized by a Luxembourg resident fully-taxable company on our ordinary shares are subject to CIT and MBT at ordinary rates, unless the conditions of the participation exemption regime, as described below, are satisfied. Under the participation exemption regime, capital gains realized on our ordinary shares may be exempt from CIT and MBT at the level of the holder of our ordinary shares if cumulatively (i) the holder of our ordinary shares is an Eligible Parent, and (ii) at the time the capital gain is realized, the holder of our ordinary shares has held or commits itself to hold for an uninterrupted period of at least 12 months our ordinary shares representing a direct participation in the share capital of the Company of at least 10% or a direct participation in the Company of an acquisition price of at least €6 million (or an equivalent amount in another currency). Taxable gains are determined as the difference between the price for which our ordinary shares have been disposed of and the lower of their cost or book value.

Luxembourg Residents Benefiting from a Special Tax Regime. Holders of our ordinary shares who are either (i) an undertaking for collective investment governed by the amended law of December 17, 2010, (ii) a specialized investment fund governed by the amended law of February 13, 2007, (iii) a family wealth management company governed by the amended law of May 11, 2007, or (iv) a reserved alternative investment fund treated as a specialized investment fund for Luxembourg tax purposes governed by the law of July 23, 2016, are exempt from income tax in Luxembourg. Dividends derived from and capital gains realized on our ordinary shares are thus not subject to Luxembourg income tax in their hands.

Income Tax—Luxembourg Non-Resident Holders

Non-resident holders of our ordinary shares who have neither a permanent establishment nor a permanent representative in Luxembourg to which or whom our ordinary shares are attributable, are not liable to any Luxembourg income tax on income and gains derived from our ordinary shares except capital gains realized on (i) a substantial participation before the acquisition or within the first six months of the acquisition thereof, or (ii) a substantial participation more than six months after the acquisition thereof by a holder of our ordinary shares who has been a former Luxembourg resident for more than 15 years and has become a non-resident, at the time of transfer, less than five years ago. A participation is deemed to be substantial where a shareholder holds or has held, either alone or, in case of an individual shareholder, together with his/her spouse or partner and/or minor children, directly or indirectly at any time within the five years preceding the disposal, more than 10% of the share capital of the Company whose ordinary shares are being disposed of. A shareholder also is deemed to alienate a substantial participation if he acquired free of charge, within the five years preceding the transfer, a participation that was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same five-year period).

If the Company and a U.S. relevant holder are eligible for the benefits of the Treaty, such U.S. relevant holder generally should not be subject to Luxembourg tax on the gain from the disposal of such ordinary shares unless such gain is attributable to a permanent establishment of such U.S. relevant holder in Luxembourg.

Non-resident holders of our ordinary shares which have a permanent establishment or a permanent representative in Luxembourg to which or whom our ordinary shares are attributable, must include any income received, as well as any gain realized, on the sale, disposal or redemption of our ordinary shares, in their taxable income for Luxembourg tax assessment purposes, unless the conditions of the participation exemption regime, as described below, are satisfied. If the conditions of the participation exemption regime are not fulfilled, 50% of the gross amount of dividends received by a Luxembourg permanent establishment or permanent representative may be, however, exempt from income tax. Taxable gains are determined as the difference between the price for which the ordinary shares have been disposed of and the lower of their cost or book value.

Under the participation exemption regime (subject to relevant anti-abuse rules), dividends derived from our ordinary shares may be exempt from income tax if cumulatively (i) our ordinary shares are attributable to a qualified permanent establishment (“Qualified Permanent Establishment”), and (ii) at the time the dividend is put at the disposal of the Qualified Permanent Establishment, it has held or commits itself to hold a Qualified Shareholding for an uninterrupted period of at least 12 months. A Qualified Permanent Establishment means (i) a Luxembourg permanent establishment of a company covered by Article 2 of the EU Parent-Subsidiary Directive, (ii) a Luxembourg permanent establishment of a company limited by share capital (société de capitaux) resident in a State having a tax treaty with Luxembourg, and (iii) a Luxembourg permanent establishment of a company limited by share capital (société de capitaux) or a cooperative society (société coopérative) resident in the European Economic Area other than a EU member state. Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. Ordinary shares held through a tax transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.

Under the participation exemption regime, capital gains realized on our ordinary shares may be exempt from income tax if (i) our ordinary shares are attributable to a Qualified Permanent Establishment, and (ii) at the time the capital gain is realized, the Qualified Permanent Establishment has held or commits itself to hold, for an uninterrupted period of at least 12 months, our ordinary shares representing a direct participation in the share capital of the Company of at least 10% or a direct participation in the Company of an acquisition price of at least €6 million (or an equivalent amount in another currency). Taxable gains are determined as the difference between the price for which our ordinary shares have been disposed of and the lower of their cost or book value.

Net Wealth Tax

Luxembourg resident holders of our ordinary shares, as well as non-resident holders of our ordinary shares who have a permanent establishment or a permanent representative in Luxembourg to which or whom our ordinary shares are attributable, are subject to Luxembourg NWT on our ordinary shares, except if the holder is (i) a resident or non-resident individual taxpayer, (ii) a securitization company governed by the amended law of March 22, 2004 on securitization, (iii) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (iv) a professional pension institution governed by the amended law of July 13, 2005, (v) a specialized investment fund governed by the amended law of February 13, 2007, (vi) a family wealth management company governed by the amended law of May 11, 2007, (vii) an undertaking for collective investment governed by the amended law of December 17, 2010, or (viii) a reserved alternative investment fund governed by the law of July 23, 2016. However, (i) a securitization company governed by the amended law of March 22, 2004 on securitization, (ii) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (iii) a professional pension institution governed by the amended law of July 13, 2005, and (iv) a reserved alternative investment fund treated as a venture capital vehicle for Luxembourg tax purposes and governed by the law of July 23, 2016, remain subject to MNWT.

Under the participation exemption, a Qualified Shareholding held in the Company by an Eligible Parent or attributable to a Qualified Permanent Establishment may be exempt. The net wealth tax exemption for a Qualified Shareholding does not require the completion of the 12-month holding period.

Other Taxes

Under Luxembourg tax law, where an individual holder of our ordinary shares is a resident of Luxembourg for inheritance tax purposes at the time of his or her death, our ordinary shares are included in his or her taxable basis for inheritance tax purposes. On the contrary, no inheritance tax is levied on the transfer of our ordinary shares upon the death of an individual holder in cases where the deceased was not a resident of Luxembourg for inheritance purposes.

Gift tax may be due on a gift or donation of our ordinary shares, if the gift is recorded in a Luxembourg notarial deed or otherwise registered in Luxembourg.

U.S. Federal Income Tax Considerations

The following summary describes certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of our ordinary shares. This summary deals only with our ordinary shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders subject to the alternative minimum tax, holders that acquired our ordinary shares in a compensatory transaction, holders subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement, or holders that actually or constructively own 10% or more of the total voting power or value of our ordinary shares.

This summary is based upon the Internal Revenue Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences of the initial listing, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. federal tax consequences other than U.S. federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income).

As used herein, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Internal Revenue Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes acquires our ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in our ordinary shares should consult their tax advisers regarding the U.S. federal income tax consequences of acquiring, owning, and disposing of our ordinary shares.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company,” the amount of dividends paid to a U.S. Holder with respect to our ordinary shares generally will be included in the U.S. Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time.

Foreign withholding tax (if any) paid on dividends on our ordinary shares at the rate applicable to a U.S. Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s U.S. federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s U.S. federal taxable income. Dividends paid on our ordinary shares generally will constitute “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our U.S. source earnings and profits may be recharacterized as U.S. source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. Although we don’t believe we are currently a “United States-owned foreign corporation,” we may become one in the future. In such case, if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on our ordinary shares allocable to our U.S. source earnings and profits will be treated as U.S. source, and, as such, a U.S. Holder may not offset any foreign tax withheld as a credit against U.S. federal income tax imposed on that portion of dividends. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex, and U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. “Qualified foreign corporation” generally includes a foreign corporation (other than a foreign corporation that is a PFIC (as defined below) with respect to the relevant U.S. Holder for the taxable year in which the dividends are paid or for the preceding taxable year) (i) whose ordinary shares are readily tradable on an established securities market in the United States, or (ii) which is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. Our ordinary shares are expected to be readily tradable on the New York Stock Exchange, an established securities market. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations.

Disposition of Our Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other taxable disposition of our ordinary shares equal to the difference, if any, between the amount realized and the U.S. Holder’s adjusted tax basis in shares. In general, capital gains recognized by a non-corporate U.S. Holder, including an individual, are subject to a lower rate under current law if such U.S. Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss for purposes of the foreign tax credit. A U.S. Holder’s initial tax basis in shares generally will equal the cost of such shares.

If the consideration received upon the sale or other taxable disposition of our ordinary shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of taxable disposition. If our ordinary shares are treated as traded on an established securities market, a cash basis U.S. Holder and an accrual basis U.S. Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis U.S. Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.

Passive Foreign Investment Company

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income,” or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For these purposes, cash is considered a passive asset. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds a 25% or greater interest. Based on our historic and expected operations, composition of assets and market capitalization, we do not expect to be classified as a PFIC for the current table year or for the foreseeable future. However, the determination of whether we are a PFIC is made annually. Moreover, the value of our assets for purposes of the PFIC determination will generally be determined by reference to the public price of our ordinary shares, which may fluctuate significantly. Therefore, there is no assurance that we would not be classified as a PFIC in the future due to, for example, changes in the composition of our assets or income, as well as changes in our market capitalization. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

If we are considered a PFIC for any taxable year that a U.S. Holder holds our ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition of our ordinary shares would be allocated pro-rata over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a U.S. Holder on our ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of ordinary shares if we were a PFIC, described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that also are PFICs. A timely election to treat us as a qualified electing fund under the Internal Revenue Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable U.S. Holders to make a qualified electing fund election. If we are considered a PFIC, a U.S. Holder also will be subject to annual information reporting requirements. U.S. Holders should consult their own tax adviser about the potential application of the PFIC rules to an investment in the ordinary shares.

Information Reporting and Backup Withholding

Dividend payments and proceeds paid from the sale or other taxable disposition of ordinary shares may be subject to information reporting to the IRS. In addition, a U.S. Holder (other than exempt holders who establish their exempt status if required) may be subject to backup withholding on cash payments received in connection with dividend payments and proceeds from the sale or other taxable disposition of our ordinary shares made within the United States or through certain U.S.-related financial intermediaries.

Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. The ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares are held in an account at certain financial institutions. U.S. Holders should consult their tax advisors regarding the application of these reporting requirements.

FATCA

Provisions under Sections 1471 through 1474 of the Internal Revenue Code and applicable U.S. Treasury regulations commonly referred to as “FATCA” generally impose 30% withholding on certain “withholdable payments” and, in the future, may impose such withholding on “foreign passthru payments” made by a “foreign financial institution” (each as defined in the Internal Revenue Code) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution’s U.S.-owned accounts. The United States has entered into an intergovernmental agreement, or IGA, with Luxembourg, which modifies the FATCA withholding regime described above. It is not yet clear how foreign passthru payments will be addressed under FATCA. Prospective investors should consult their tax advisors regarding the potential impact of FATCA, the Luxembourg IGA and any non-U.S. legislation implementing FATCA on the investment in our ordinary shares.

PLAN OF DISTRIBUTION

The Registered Shareholders may sell their ordinary shares covered hereby pursuant to brokerage transactions on the NYSE at prevailing market prices at any time after the ordinary shares are listed for trading thereon. We are not party to any arrangement with any Registered Shareholder or any broker-dealer with respect to sales of the ordinary shares by the Registered Shareholders, except we have engaged financial advisors with respect to certain other matters relating to our listing, as further described below. As such, the Company will have no input if and when any Registered Shareholder may, or may not, elect to sell their ordinary shares or the prices at which any such sales may occur, and there can be no assurance that any Registered Shareholders will sell any or all of the ordinary shares covered by this prospectus.

We will not receive any proceeds from the sale of ordinary shares by the Registered Shareholders. We expect to recognize certain non-recurring costs as part of our transition to a publicly traded company, consisting of professional fees and other expenses. As part of our direct listing, these fees will be expensed in the period incurred and not deducted from net proceeds to the issuer as they would be in an initial public offering.

The DMM acting pursuant to its obligations under the rules of the NYSE, is responsible for facilitating an orderly market for our ordinary shares. Based on information provided by the NYSE, the opening public price of our ordinary shares on the NYSE will be determined by buy and sell orders collected by the NYSE from various broker-dealers and will be set based on the DMM’s determination of where buy orders can be matched with sell orders at a single price. On the NYSE, buy orders priced equal to or higher than the opening public price and sell orders priced lower than or equal to the opening public price will participate in that opening trade. In accordance with NYSE rules because there has not been a recent sustained history of trading in our ordinary shares in a private placement market prior to listing, the DMM will consult with Morgan Stanley & Co. LLC, as our financial advisor (“Morgan Stanley”), in order for the DMM to effect a fair and orderly opening of our ordinary shares on the NYSE, without coordination with us, consistent with the federal securities laws in connection with our direct listing. Pursuant to such NYSE rules, and based upon information known to it at that time, Morgan Stanley is expected to provide input to the DMM regarding Morgan Stanley’s understanding of the ownership of our outstanding ordinary shares and pre-listing selling and buying interest in our ordinary shares that it becomes aware of from potential investors and holders of our ordinary shares, in each case, without coordination with us.

Similar to how a security being offered in an underwritten initial public offering would open on the first day of trading, before the opening public price of our ordinary shares is determined, the DMM may publish one or more pre-opening indications, which provides the market with a price range of where the DMM anticipates the opening public price will be, based on the buy and sell orders entered on the NYSE. The pre-opening indications will be available on the consolidated tape and NYSE market data feeds. As part of this opening process, the DMM will continue to update the pre-opening indication until the buy and sell orders reach equilibrium and can be priced by offsetting one another to determine the opening public price of our ordinary shares.

In connection with the process described above, unlike in an underwritten initial public offering, a DMM in a direct listing may have less information available to it to determine the opening public price of our ordinary shares than a DMM would in an underwritten initial public offering. For example, because Morgan Stanley is not acting as an underwriter, it will not have engaged in a book building process, and as a result, it will not be able to provide input to the DMM that is based on or informed by that process. Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold ordinary shares to the public as there would be in an underwritten initial public offering. This lack of an initial public offering price could impact the range of buy and sell orders collected by the NYSE from various broker-dealers. Consequently, the public price of our ordinary shares may be more volatile than in an underwritten initial public offering and could, upon listing on the NYSE, decline significantly and rapidly. See “Risk Factors—Risks Related to Owning Our Ordinary Shares—Our listing differs significantly from an underwritten initial public offering,” “Risk Factors—Risks Related to Owning Our Ordinary Shares—The public price of our ordinary shares, upon listing on the NYSE, may have little or no relationship to the historical sales prices of our ordinary shares in private transactions,” “Risk Factors—Risks Related to Owning Our Ordinary Shares—The public price of our ordinary shares may be volatile, and could, upon listing on the NYSE, decline significantly and rapidly,” and “Risk Factors—Risks Related to Owning Our Ordinary Shares—An active, liquid, and orderly market for our ordinary shares may not develop or be sustained. You may be unable to sell your ordinary shares at or above the price you bought them for.”

In addition to sales made pursuant to this prospectus, the ordinary shares covered by this prospectus may be sold by the Registered Shareholders in private transactions exempt from the registration requirements of the Securities Act.

Under the securities laws of some states, the ordinary shares may be sold in such states only through registered or licensed brokers or dealers.

If the Registered Shareholders utilize a broker-dealer in the sale of the ordinary shares being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions, or commissions from the Registered Shareholders or commissions from purchasers of the ordinary shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions, or commissions as to particular broker-dealers may be in excess of those customary in the types of transactions involved).

We have engaged Goldman Sachs & Co. LLC, Morgan Stanley, and Allen & Company LLC as our financial advisors to advise and assist the Company with respect to certain matters relating to our listing. However, the financial advisors have not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discover activities or sales of our ordinary shares in consultation with us, except as described herein with respect to consultation with the DMM on the opening public price in accordance with NYSE rules.

All information in this prospectus reflects the Share Split on a retroactive basis. The purpose of the Share Split was to reduce the per share price of our ordinary shares to a more customary level for a newly listed company on the NYSE. No financial advisor advised us on a per share price of our ordinary shares for the Share Split.

EXPENSES OF THE REGISTRATION

The following table sets forth all expenses payable by us in connection with this registration. All the amounts shown are estimates except for the SEC registration fee and the listing fee.

SEC registration fee		$124,500
Listing fee		*
Printing costs		*
Auditors’ fees		*
Legal fees and expenses		*
Transfer agent and registrar fees		*
Other advisers’ fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be included by amendment.

ENFORCEMENT OF CIVIL LIABILITIES

We are a public limited liability company (société anonyme or S.A.) organized under the laws of the Grand Duchy of Luxembourg. Most of the members of our board of directors, our senior management and the experts named in this prospectus reside outside the United States and a substantial portion of their assets are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon us or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against us in the United States. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Luxembourg and penalty clauses and similar clauses on damages or liquidated damages are allowed to the extent that they provide for a reasonable level of damages and the courts of Luxembourg have the right to reduce or increase the amount thereof if it is unreasonably high or low.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject, prior to any enforcement in Luxembourg, to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include that as of the date of this prospectus (which may change):

•	the judgment of the U.S. court is final and enforceable (exécutoire) in the United States;

•	the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

•	the U.S. court has applied to the dispute the substantive law that would have been applied by Luxembourg courts. Based on recent case law and legal doctrine, it is not certain that this condition would still be required for an exequatur to be granted by a Luxembourg court;

•	the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;

•	the U.S. court has acted in accordance with its own procedural laws; and

•	the decisions and the considerations of the U.S. court must not be contrary to Luxembourg international public policy rules or have been given in proceedings of a tax or criminal nature or rendered subsequent to an evasion of Luxembourg law (fraude a la loi). It cannot be excluded that awards of damages made under civil liabilities provisions of the U.S. federal securities laws, or other laws, which are classified by Luxembourg courts as being of a penal or punitive nature (for example, fines or punitive damages, would not be recognized by Luxembourg courts). Ordinarily an award of monetary damages would not be considered as a penalty, but if the monetary damages include punitive damages such punitive damages may be considered as a penalty.

In addition, actions brought in a Luxembourg court against us or the members of our board of directors, our other officers and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, Luxembourg courts do generally not award punitive damages. Litigation in Luxembourg also is subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Luxembourg would have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German.

There exists no published case law in Luxembourg in relation to the recognition of limited recourse provisions by which a party agrees to limit its recourse against the other party to the assets available at any given point in time with such other party and there exists no published case law in Luxembourg in relation to the recognition of foreign law governed subordination provisions whereby a party agrees to subordinate its claims of another party. If a Luxembourg court had to analyze the enforceability of such provisions, it is in our view likely that it would consider the position taken by Belgian and Luxembourg legal scholars according to which limited recourse provisions are enforceable against the parties thereto but not against third parties.

A contractual provision allowing the service of process against a party to a service agent could be overridden by Luxembourg statutory provisions allowing the valid serving of process against a party subject to and in accordance with the laws of the country where such party is domiciled.

For these reasons, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our board of directors and other Executive Officers and the experts named in this prospectus. In addition, even if a judgment against our Company, the non-U.S. members of our board of directors, senior management, or the experts named in this prospectus based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or Luxembourg courts.

LEGAL MATTERS

Our principal legal advisers in the United States are Latham & Watkins LLP, located at 885 Third Avenue, New York, New York 10022. Our principal legal advisers in Luxembourg are Arendt & Medernach SA, located at 41A, avenue J.F. Kennedy L-2082 Luxembourg. Our principal legal advisers in Sweden are Mannheimer Swartling Advokatbyrå AB, located at Norrlandsgatan 21, 111 43 Stockholm, Sweden.

EXPERTS

The consolidated financial statements of Spotify Technology S.A. at January 1, 2016 and at December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017 appearing in this prospectus and Registration Statement have been audited by Ernst & Young AB, an independent registered public accounting firm, with offices at Jakobsbergsgatan 24, 103 99 Stockholm, Sweden, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information, we refer you to the Registration Statement and the exhibits and schedules filed as part of the Registration Statement. If a document has been filed as an exhibit to the Registration Statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Immediately upon completion of this listing, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. We are allowed four months to file our annual report with the SEC instead of approximately three, and we are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently as companies that are not foreign private issuers whose securities are registered under the Exchange Act. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders, and our senior management, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.

As a foreign private issuer, we also are exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount, and at the same time, as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.

You may review and copy the Registration Statement, reports and other information we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You also may request copies of these documents upon payment of a duplicating fee by writing to the SEC. For further information on the Public Reference Room, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the Registration Statement, also are available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this prospectus.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Spotify Technology S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial positions of Spotify Technology S.A. (the “Company”) and its subsidiaries (together with the Company, the “Group”) as of January 1, 2016, and as of December 31, 2016 and 2017 and the related consolidated statements of operations, comprehensive loss, changes in equity/(deficit) and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Group at January 1, 2016, and as of December 31, 2016 and 2017 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young AB

We have served as the Company’s auditor since 2015.

Stockholm, Sweden

March 14, 2018

Consolidated statement of operations

for the year ended December 31

(in € millions, except share and per share data)

	Note	2015	2016	2017
Revenue	4	1,940	2,952	4,090
Cost of revenue		1,714	2,551	3,241

Gross profit		226	401	849

Research and development		136	207	396
Sales and marketing		219	368	567
General and administrative		106	175	264

		461	750	1,227

Operating loss		(235)	(349)	(378)

Finance income	9	36	152	118
Finance costs	9	(26)	(336)	(974)
Share in (losses)/earnings of associates and joint ventures		—	(2)	1

Finance income/(costs) - net		10	(186)	(855)

Loss before tax		(225)	(535)	(1,233)

Income tax expense	10	5	4	2

Net loss attributable to owners of the parent		(230)	(539)	(1,235)

Net loss per share attributable to owners of the parent
Basic and diluted	11	(1.62)	(3.63)	(8.14)

Weighted-average ordinary shares outstanding
Basic and diluted	11	141,946,600	148,368,720	151,668,769

Pro forma net loss per share attributable to owners of the parent (unaudited)
Basic and diluted	11			(4.28)

Pro forma weighted-average ordinary shares outstanding (unaudited)
Basic and diluted	11			166,146,849

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive loss

for the year ended December 31

(in € millions)

	Note	2015	2016	2017
Net loss attributable to owners of the parent		(230)	(539)	(1,235)
Other comprehensive loss:
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Loss in the fair value of available for sale financial assets	22	—	(4)	(12)
Exchange differences on translation of foreign operations		—	(12)	(3)

Other comprehensive loss for the year (net of tax)		—	(16)	(15)

Total comprehensive loss for the year attributable to owners of the parent		(230)	(555)	(1,250)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position

As at December 31

(in € millions)

	Note	As at January 1, 2016	2016	2017	Pro forma 2017 (unaudited)
Assets
Non-current assets
Property and equipment	12	81	85	73
Intangible assets including goodwill	13	73	80	162
Investment in associates and joint ventures	25	1	—	1
Long term investment	22	—	—	910
Restricted cash and other non-current assets	14	21	23	54
Deferred tax assets	10	4	3	9

		180	191	1,209

Current assets
Trade and other receivables	15	244	300	360
Income tax receivable	10	3	6	—
Short term investments	22	—	830	1,032
Cash and cash equivalents	22	597	755	477
Other current assets		27	18	29

		871	1,909	1,898

Total assets		1,051	2,100	3,107

Equity/(Deficit) and liabilities
Equity/(Deficit)
Share capital	16	—	—	—	—
Other paid in capital	16	797	830	2,488	3,432
Other reserves	16	85	122	177	177
Accumulated deficit		(653)	(1,192)	(2,427)	(2,427)

Equity/(Deficit) attributable to owners of the parent		229	(240)	238	1,182

Non-current liabilities
Convertible notes	18, 22	—	1,106	944	—
Accrued expenses and other liabilities	20	16	10	56	56
Provisions	21	8	4	6	6
Deferred tax liabilities	10	—	—	3	3

		24	1,120	1,009	65

Current liabilities
Trade and other payables	19	119	201	341	341
Income tax payable	10	5	6	9	9
Deferred revenue	4	92	149	216	216
Accrued expenses and other liabilities	20	485	673	881	881
Provisions	21	15	57	59	59
Derivative liabilities	22	82	134	354	354

		798	1,220	1,860	1,860

Total liabilities		822	2,340	2,869	1,925

Total equity/(deficit) and liabilities		1,051	2,100	3,107	3,107

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity/(deficit)

(in € millions, except share data)

	Note	Number of ordinary shares	Share capital	Other paid in capital	Other reserves	Accumulated deficit	Equity/ (Deficit) attributable to owners of the parent
Balance at January 1, 2015		135,792,600	—	404	55	(423)	36

Loss for the year			—	—	—	(230)	(230)
Issuance of shares upon exercise of stock options and restricted stock units	16	822,960	—	6	—	—	6
Issuance of shares, net of costs	16	9,484,880	—	387	—	—	387
Share-based payments	17		—	—	29	—	29
Income tax impact associated with share-based payments	10		—	—	1	—	1

Balance at December 31, 2015		146,100,440	—	797	85	(653)	229

Loss for the year			—	—	—	(539)	(539)
Other comprehensive loss			—	—	(16)	—	(16)
Issuance of shares upon exercise of stock options and restricted stock units	16	3,823,560	—	33	—	—	33
Share-based payments	17		—	—	53	—	53

Balance at December 31, 2016		149,924,000	—	830	122	(1,192)	(240)

Loss for the year			—	—	—	(1,235)	(1,235)
Other comprehensive loss			—	—	(15)	—	(15)
Issuance of shares upon exercise of stock options and restricted stock units	16	1,723,080	—	29	—	—	29
Issuance of shares related to business combinations	5	442,040	—	33	—	—	33
Issuance of restricted share awards related to business combination	5	61,880	—	—	—	—	—
Issuance of shares upon exchange of Convertible Notes	22	6,554,960	—	686	—	—	686
Issuance of shares in exchange for long term investment	22	8,552,440	—	910	—	—	910
Share-based payments	17		—	—	67	—	67
Income tax impact associated with share-based payments	10		—	—	3	—	3

Balance at December 31, 2017		167,258,400	—	2,488	177	(2,427)	238

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

for the year ended December 31

(in € millions)

	Note	2015	2016	2017
Operating activities
Net loss		(230)	(539)	(1,235)
Adjustments to reconcile net loss to net cash flows
Depreciation of property and equipment	12	26	32	46
Amortization of intangible assets	13	4	6	8
Share-based payments expense	17	28	53	65
Impairment loss on trade receivables	15	—	15	—
Finance income	9	(36)	(152)	(118)
Finance costs	9	26	336	974
Income tax expense	10	5	4	2
Share in losses/(earnings) of associates and joint ventures		—	2	(1)
Net foreign exchange (gains)/losses		(33)	43	(3)
Changes in working capital:
Increase in trade receivables and other assets		(121)	(60)	(112)
Increase in trade and other liabilities		251	245	447
Increase in deferred revenue		25	77	77
Increase in provisions		20	38	8
Interest received		2	5	19
Interest paid		(1)	—	—
Income tax (received)/paid		(4)	(4)	2

Net cash flows (used in)/from operating activities		(38)	101	179

Investing activities
Business combinations, net of cash acquired	5	(7)	(7)	(49)
Investment in associates and joint ventures	25	(1)	(1)	—
Purchases of property and equipment	12	(44)	(27)	(36)
Purchases of intangibles	13	(5)	(3)	(10)
Purchases of short term investments	22	—	(1,397)	(1,386)
Sales and maturities of short term investments	22	—	609	1,080
Change in restricted cash	14	(10)	(1)	(34)

Net cash flows used in investing activities		(67)	(827)	(435)

Financing activities
Finance lease payments		(4)	(5)	(4)
Proceeds from issuance of Convertible Notes, net of costs	18	—	861	—
Proceeds from issuance of new shares, net of costs	16	474	—	—
Proceeds from issuance of warrants	16	—	27	9
Proceeds from exercise of share options	17	6	33	29

Net cash flows from financing activities		476	916	34

Net increase/(decrease) in cash and cash equivalents		371	190	(222)
Cash and cash equivalents at January 1	22	206	597	755
Net foreign exchange gains/(losses) on cash and cash equivalents		20	(32)	(56)

Cash and cash equivalents at December 31	22	597	755	477

Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Issuance of shares for business combinations	5	—	—	33
Purchases of property and equipment in trade and other payables	12	1	1	5
Non-cash share-based payments related to internal development costs	13	1	—	2
Issuance of shares upon exchange of Convertible Notes	22	—	—	686
Issuance of shares in exchange for long term investment	22	—	—	910

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the 2017 consolidated financial statements

1.	Corporate information

Spotify Technology S.A. (the “Company”) is a private limited company incorporated and domiciled in Luxembourg. The Company’s registered office is 42-44 avenue de la Gare, L1610, Luxembourg.

The principal activity of the Company and its subsidiaries (the “Group”) is music streaming. The Group’s premium service (“Premium Service”) provides users with unlimited online and offline high-quality streaming access to its catalog. The Premium Service offers a commercial-free music experience. The Group’s ad-supported service (“Ad-Supported Service,” and together with its Premium Service, its “Service”) has no subscription fees and provides users with limited on-demand online access to the catalog. The Group depends on securing content licenses from a number of major and minor content owners and other rights holders in order to provide its service.

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The consolidated financial statements of Spotify Technology S.A. comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared on a historical cost basis, except for securities, long term investment, convertible senior notes (“Convertible Notes”), and derivative financial instruments, which have been measured at fair value.

The consolidated financial statements have been prepared on the basis of a full retrospective application of IFRS 15, Revenue from Contracts with Customers, with an adoption date as of January 1, 2017.

The preparation of the consolidated financial statements in conformity with IFRS requires the application of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies. The areas involving a greater degree of judgment or complexity, or areas in which assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.

The consolidated financial statements provide comparative information in respect of the previous periods.

(b)	Unaudited pro forma equity and net loss per share

In January 2018, the Group entered into an exchange agreement with holders of outstanding Convertible Notes, pursuant to which the Group exchanged the Convertible Notes, plus accrued interest, for ordinary shares. Due to the terms and conditions of the exchange agreement the ordinary shares are recorded as a liability until a direct listing is completed. Upon a direct listing the fair value of the shares will be reclassified to equity. The unaudited pro forma consolidated statement of financial position as of December 31, 2017 has been prepared assuming the exchange agreement and a direct listing were consummated as of December 31, 2017.

The unaudited pro forma basic and diluted net loss per share assumes the exchange agreement and direct listing were consummated as of the beginning of the period and therefore assumes the shares issued upon conversion of the Convertible Notes were outstanding from January 1, 2017. The unaudited pro forma basic and diluted net loss per share also has been computed to give effect to the shares issued upon conversion of the Convertible Notes on December 15, 2017 and December 27, 2017 disclosed in Note 18 as if they were outstanding from January 1, 2017.

The numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to eliminate the losses resulting from the fair value movements on Convertible Notes (see Note 9) as they were assumed to have converted upon a direct listing at the beginning of the period. See Note 11.

Notes to the 2017 consolidated financial statements

(c)	Basis of consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

(d)	Investment in associates and joint ventures

An associate is an entity over which the Group has significant influence but not control or joint control.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The Group accounts for its investments in associates and joint ventures using the equity method whereby the investment is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the associates and joint ventures since the acquisition date.

The Group determines, at each reporting date, whether there is objective evidence that the investment in its associated companies or joint ventures is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount and the carrying amount of the investment. Any gain or loss resulting from the dilution of the Group’s interest in associates and joint ventures where significant influence and joint control, respectively, is retained is recognized in the consolidated statement of operations in “Share in earnings of associates and joint ventures.”

(e)	Foreign currency translation

Functional and reporting currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Euro, which is the Group’s reporting currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognized in the consolidated statement of operations within finance income or finance costs.

Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into Euro as follows:

•	Assets and liabilities are translated at the closing rate at the reporting date;

•	Income and expenses for each statement of operation are translated at average exchange rates; and

•	All resulting exchange differences are recognized in other comprehensive income/(loss).

Notes to the 2017 consolidated financial statements

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the operation and translated at the closing rate at each reporting date.

(f)	Revenue recognition

Accounting policies for the Group’s revenues are explained in Note 4.

(g)	Advertising credits

Advertising credits are issued to certain rights holders that are not transferable and that allow them to include advertisement on the Ad-Supported Service that promote their artists and the Spotify service, such as the availability of a new single or album on Spotify. These are issued in conjunction with the Group’s royalty arrangements for nil consideration. There is no revenue recognized as the advertising credits are mutually beneficial to both the rights holders and the Group and do not meet the definition of a revenue contract under IFRS 15, Revenue from Contracts with Customers.

(h)	Business combinations

Business combinations are accounted for using the acquisition method. Identifiable assets acquired and liabilities assumed are measured initially at their fair values at the acquisition date. The excess of the consideration transferred, and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recognized as goodwill.

Acquisition-related costs, other than those incurred for the issuance of debt or equity instruments, are charged to the consolidated statement of operations as they are incurred.

(i)	Cost of revenue

Cost of revenue consists predominately of royalty and distribution costs related to content streaming. The Group incurs royalty costs paid to certain music record labels, music publishers, and other rights holders for the right to stream music to the Group’s users. Royalties are typically calculated using negotiated rates in accordance with license agreements and are based on either subscription and advertising revenue earned, user/usage measures, or a combination of these. The determination of the amount of the rights holders’ liability is complex and subject to a number of variables, including the revenue recognized, the type of content streamed and the country in which it is streamed, the service tier such content is streamed on, identification of the appropriate license holder, size of user base, ratio of Ad-Supported Users to Premium Subscribers, and any applicable advertising fees and discounts, among other variables. Some rights holders have allowed the use of their content on the platform while negotiations of the terms and conditions are ongoing. In such situations, royalties are calculated using estimated rates. In certain jurisdictions, rights holders have several years to claim royalties for musical compositions and therefore estimates of the royalties payable are made until payments are made. The Group has certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is established when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amounts. For minimum guarantee arrangements for which the Group cannot reliably predict the underlying expense, the Group will expense the minimum guarantee on a straight-line basis over the term of the arrangement. The Group also has certain royalty arrangements where the Group would have to make additional payments if the royalty rates were below those paid to other similar licensors (most favored nation clauses). For rights holders with this clause, a comparison is done of royalties incurred to date plus estimated royalties payable for the remainder of the period to estimates of the royalties payables to other appropriate rights holders, and the shortfall, if any, is recognized on a straight-line basis over the period of the applicable most favored nation clause. An accrual and expense is recognized when it is probable that the Group

Notes to the 2017 consolidated financial statements

will make additional royalty payments under these terms. The expense related to these accruals is recognized in cost of revenue. Cost of revenue also includes credit card and payment processing fees for subscription revenue, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs, as well as amounts incurred to produce content for the service.

(j)	Research and development expenses

Research and development expenses are primarily comprised of costs incurred for development of products related to the Group’s platform and service, as well as new advertising products and improvements to the Group’s mobile app, desktop, and streaming services. The costs incurred include related employee compensation and benefits, facility costs, and consulting costs.

(k)	Sales and marketing expenses

Sales and marketing expenses are primarily comprised of employee compensation and benefits, events and trade shows, public relations, branding, consulting expenses, customer acquisition costs, advertising, the cost of working with record labels and artists to promote the availability of new releases on the Group’s platform, and the costs of providing free trials of the Premium Service. Expenses included in the costs of providing free trials are primarily derived from per user royalty fees determined in accordance with the rights holder agreements.

(l)	General and administrative expenses

General and administrative expenses are comprised primarily of employee compensation and benefits for functions such as finance, accounting, analytics, legal, human resources, consulting fees, and other costs including facility and equipment costs.

(m)	Income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of operations except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date.

(ii)	Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•	Temporary differences related to investments in subsidiaries, associates, and joint ventures to the extent that the Group is able to control the timing of the reversal of the temporary differences, and it is probable that they will not reverse in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.

Notes to the 2017 consolidated financial statements

Deferred tax assets are recognized for unused tax losses, unused tax credits, and deductible temporary differences to the extent that it is probable that future taxable profits will be available, against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date. The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met.

(iii)	Uncertain tax positions

In determining the amount of current and deferred income tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes, interest or penalties may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expense in the period that such a determination is made.

(n)	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and any accumulated impairment losses. Historical cost includes any expenditure that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by the Group.

The Group adds to the carrying amount of an item of property and equipment the cost of replacing parts of such an item if the replacement part is expected to provide incremental future benefits to the Group. All repairs and maintenance are charged to the consolidated statement of operations during the period in which they are incurred.

Depreciation is charged so as to allocate the cost of assets less their residual value over their estimated useful lives, using the straight-line method as follows:

•	Property and equipment: 3 to 5 years

•	Leasehold improvements: shorter of the lease term or useful life

The assets’ residual values, useful lives, and depreciation methods are reviewed annually and adjusted prospectively if there is an indication of a significant change. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the consolidated statement of operations when the asset is derecognized.

(o)	Intangible assets

Acquired intangible assets other than goodwill comprise acquired developed technology and patents. At initial recognition, intangible assets acquired in a business combination are recognized at their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses.

Notes to the 2017 consolidated financial statements

The Group recognizes internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development.

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, typically 2 to 5 years and are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization of intangible assets is recognized in the consolidated statement of operations in the expense category consistent with the function of the intangible assets.

(p)	Goodwill

Goodwill is the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. Goodwill is tested annually for impairment, or more regularly if certain indicators are present. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the operating segments that are expected to benefit from the synergies of the combination and represent the lowest level at which the goodwill is monitored for internal management purposes. Goodwill is evaluated for impairment by comparing the recoverable amount of the Group’s operating segments to the carrying amount of the operating segments to which the goodwill relates. If the recoverable amount is less than the carrying amount an impairment charge is determined.

The recoverable amount of the operating segments is based on fair value less costs of disposal. The Group believes reasonable estimates and judgments have been used in assessing the recoverable amounts.

(q)	Impairment of non-financial assets

Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized in the consolidated statement of operations consistent with the function of the assets, for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows. Prior impairments of non-financial assets (other than goodwill) are reviewed for possible reversal each reporting period.

(r)	Financial instruments

(i)	Financial assets

Initial recognition and measurement

The Group’s financial assets are comprised of cash and cash equivalents, short term investments, trade and other receivables, a long term investment, restricted cash, and other non-current assets. All financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial asset. Purchases and sales of financial assets are recognized on the settlement date; the date that the Group receives or delivers the asset. The Group classifies its financial assets primarily as cash and cash equivalents, receivables and available for sale financial assets. Receivables are non-derivative financial assets, other than short term and long term investments described below, with fixed or determinable payments that are not quoted in an active market. They are included in current assets except for those with maturities greater than 12 months after the reporting period.

Notes to the 2017 consolidated financial statements

For more information on receivables, refer to Note 15.

Short term investments classified as available for sale financial assets are those that are neither classified as held for trading nor designated at fair value through the consolidated statement of operations. The securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions (therefore not recognized at amortized cost). These are classified as current assets.

Long term investments classified as available for sale financial assets are those that are neither classified as held for trading nor designated at fair value through the consolidated statement of operations. The security within this category is intended to be held for an indefinite period of time and for strategic investment purposes. It is classified as a non-current asset.

Subsequent measurement

After initial measurement, available for sale financial assets are measured at fair value with unrealized gains or losses recognized in other comprehensive income and credited in other reserves within equity until the investment is derecognized, at which time, the cumulative gain or loss is recognized in finance income/ costs, or the investment is determined to be impaired, when the cumulative loss is reclassified from the available for sale reserve to the consolidated statement of operations in finance costs. Interest earned whilst holding available for sale financial assets is reported as interest income using the effective interest method.

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the asset have expired, or the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full.

Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flow of that asset. Evidence of impairment include that debtors, individually or collectively, default in payments or other indications that they experience significant financial difficulty, including the probability of entering bankruptcy or other financial reorganization, or a significant or prolonged decline in the fair value of an investment below its cost. ‘Significant’ is evaluated against the original cost of the investment and ‘prolonged’ against the period in which the fair value has been below its original cost.

If there is evidence of impairment for any of the Group’s financial assets carried at amortized cost, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statement of operations.

In the case of investments classified as available for sale, the impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statement of operations.

Notes to the 2017 consolidated financial statements

Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income.

For impairment losses recognized, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated statement of operations.

(ii)	Financial liabilities

Initial recognition and measurement

The Group’s financial liabilities are comprised of trade and other payables, other liabilities (borrowings and finance lease payments), Convertible Notes, and derivative liabilities (contingent options and warrants). All financial liabilities are recognized initially at fair value and, in the case of Convertible Notes and borrowings, net of directly attributable transaction costs.

The Group accounts for the Convertible Notes in accordance with IAS 39, Financial Instruments: Recognition and Measurement, ‘fair value option’. Under this approach, the Convertible Notes are accounted for in their entirety at fair value, with any change in fair value after initial measurement being recorded in the consolidated statement of operations and the transaction costs were effectively immediately expensed.

The Group accounts for the warrants as a financial liability at fair value. In accordance with IAS 32, Financial Instruments: Presentation, the Group determined that the warrants were precluded from equity classification, because while they contain no contractual obligation to deliver cash or other financial instruments to the holders other than the Company’s own shares, the exercise prices of the warrants are in US$ and not the Company’s functional currency. Therefore, the warrants do not meet the requirements that they be settled by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

Subsequent measurements

Other financial liabilities

After initial recognition, payables and borrowings are subsequently measured at amortized cost using the effective interest method. The effective interest method amortization is included in finance costs in the consolidated statement of operations. Gains and losses are recognized in the consolidated statement of operations when the liabilities are derecognized.

Payables and borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Fees paid to secure loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. The fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as pre-payment for liquidity services and amortized over the period of the facility.

Financial liabilities at fair value through profit or loss

Notes to the 2017 consolidated financial statements

After initial recognition, financial liabilities at fair value through the profit or loss are subsequently remeasured at fair value at the end of each reporting period with changes in fair value recognized in finance income or finance costs in the consolidated statement of operations.

Derecognition

Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled, or expires.

(iii)	Fair value measurements

For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Group would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Group’s market assumptions. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

•	Level 2: other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability

•	Level 3: techniques which use inputs that have a significant effect on the recognized fair value that require the Group to use its own assumptions about market participant assumptions

The Group maintains policies and procedures to determine the fair value of financial assets and liabilities using what it considers to be the most relevant and reliable market participant data available. It is the Group’s policy to maximize the use of observable inputs in the measurement of its Level 3 fair value measurements. To the extent observable inputs are not available, the Group utilizes unobservable inputs based upon the assumptions market participants would use in valuing the asset or liability. In determining the fair value of financial assets and liabilities employing Level 3 inputs, the Group considers such factors as the current interest rate, equity market, currency and credit environments, expected future cash flows, the probability of certain future events occurring, and other published data. The Group performs a variety of procedures to assess the reasonableness of its fair value determinations including the use of third parties.

(iv)	Foreign exchange forward contracts

Beginning in 2017, the Group began entering into multiple foreign exchange forward contracts. The Group designated certain foreign exchange forward contracts as cash flow hedges when all the requirements in IAS 39 Financial Instruments are met. The Group recognizes the activities from these cash flow hedges as either assets or liabilities on the statement of financial position and are measured at fair value at each reporting period. The Group reflects the gain or loss on the effective portion of a cash flow hedge as a component of equity and subsequently reclassifies cumulative gains and losses to revenues or cost of

Notes to the 2017 consolidated financial statements

revenues, depending on the risk hedged, when the hedged transactions are settled. If the hedged transactions become probable of not occurring, the corresponding amounts in other reserves are immediately reclassified to finance income or costs. Foreign exchange forward contracts that do not meet the requirements in IAS 39 Financial Instruments to be designated as a cash flow hedge, are classified as derivative instruments not designated for hedging. The Group measures these instruments at fair value with changes in fair value recognized in finance income or costs. Refer to Note 22.

(s)	Cash and cash equivalents

Cash and cash equivalents comprise cash on deposit at banks and on hand and short term deposits with a maturity of three months or less from the date of purchase that are not subject to restrictions. Cash deposits that have restrictions governing their use are classified as restricted cash, current or non-current, based on the remaining length of the restriction.

The Group classifies highly liquid investments with maturities of three months or less at the date of purchase as cash equivalents.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short term deposits as defined above.

(t)	Short term investments

The Group invests in a variety of instruments, such as commercial paper, money market funds, corporate debt securities, collateralized reverse purchase agreements, and government and government agency debt securities. Part of these investments are held in short duration fixed income portfolios. The average duration of these portfolios is two years. All investments are governed by an investment policy and are held in highly-rated counterparties. Separate credit limits are assigned to each counterparty in order to minimize risk concentration.

These investments are classified as available for sale securities and are carried at fair value with the unrealized gains and losses reported as a component of equity. Management determines the appropriate classification of investments at the time of purchase and reevaluates the available for sale designations as of each reporting date. The available for sale debt securities with maturities greater than twelve months are classified as short term when they are intended for use in current operations. The cost basis for investments sold is based upon the specific identification method.

(u)	Long term investment

Long term investment consists of a non-controlling equity interest in a private company. The investment is classified as an available for sale financial asset and carried at fair value through other comprehensive income. Refer to Note 22.

(v)	Share capital

Ordinary shares are classified as equity.

Equity instruments are initially measured at the fair value of the cash or other resources received or receivable, net of the direct costs of issuing the equity instruments.

For the years ended December 31, 2012, 2013, and 2015, the Group issued equity instruments that were part of a compound transaction whereby additional shares would be issued to the shareholders upon the occurrence of

Notes to the 2017 consolidated financial statements

certain events (see Note 16). The embedded derivatives were separated from the host contract and the resulting derivative liabilities were initially measured at fair value. The derivative liabilities are remeasured at fair value through the consolidated statement of operations at each reporting period. The difference between the consideration received for the equity instruments and the fair value of the embedded derivatives represents the equity components of the transaction. Transaction costs are allocated to the liability derivatives and equity components in proportion to their initial carrying amounts.

(w)	Share-based payments

Employees of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services in consideration for equity instruments.

The cost of equity-settled transactions with employees is determined by the fair value at the date of grant using an appropriate valuation model. The cost is recognized in the consolidated statement of operations, together with a corresponding credit to other reserves in equity, over the period in which the performance and service conditions are fulfilled. The cost of equity-settled transactions with non-employees for which services are rendered over a vesting period is determined by the average fair value over the period the services are received.

The cumulative expense recognized for equity-settled transactions with employees at each reporting date until the vesting date reflects the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense for a period represents the movement in cumulative expense recognized at the beginning and end of that period, and is recognized in employee shared-based payments. When the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for modifications that increase the total fair value of the share-based payment transaction or are otherwise beneficial to the grantee as measured at the date of modification. There have been no material modifications to any share-based payment transactions during 2015, 2016, and 2017.

Social costs are payroll taxes associated with employee salaries and benefits, including share-based compensation. Social costs in connection with granted options and restricted stock units are accrued over the vesting period based on the intrinsic value of the award that has been earned at the end of each reporting period. The amount of the liability reflects the amortization of the award and the impact of expected forfeitures. The social cost rate at which the accrual is made generally follows the tax domicile within which other compensation charges for a grantee are recognized.

The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 17.

(x)	Employee benefits

The Group provides defined contribution plans to its employees. The Group pays contributions to publicly and privately administered pension insurance plans on a mandatory or contractual basis. The Group has no further payment obligations once the contributions have been paid. Contributions to defined contribution plans are expensed when employees provide services. The Group’s post-employment schemes do not include any defined benefit plans.

(y)	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Notes to the 2017 consolidated financial statements

(z)	Leases

At inception of an arrangement, the Group determines whether the arrangement is or contains a lease. The Group leases certain items of property and equipment. Leases in which substantially all the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statement of operations on a straight-line basis over the period of the leases.

Leases of property and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the repayment of the liability and finance charges. The corresponding lease obligations, net of finance charges, are included in borrowings. The interest element of the finance cost is charged to the consolidated statement of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

New and amended standards and interpretations adopted by the Group

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations. The Group adopted IFRS 15, and all related amendments, on January 1, 2017 on a full retrospective basis. The 2015 and 2016 comparatives, in respect of IFRS 15, have been presented on a full retrospective basis as required. For further discussion of the Group’s adoption of IFRS 15, see Note 4.

In January 2016, the IASB issued Recognition of Deferred Tax Assets for Unrealised Losses (Amendments to IAS 12) which amended IAS 12, Income Taxes. The amendments primarily were issued to clarify the recognition of deferred tax assets for unrealized losses related to debt instruments measured at fair value. The Group adopted these amendments on January 1, 2017 and it did not have a material impact on the consolidated financial statements.

In January 2016, the IASB issued Disclosure Initiative (Amendments to IAS 7) which amended IAS 7, Statement of Cash Flows. The amendments require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The Group adopted these amendments on January 1, 2017 and it did not have a material impact on the consolidated financial statements. The enhanced presentation requirements under the amendments are disclosed in Note 22.

New standards and interpretations issued not yet effective

Recently issued new or revised/amended standards and interpretations effective for the Group on or after January 1, 2018, are as follows:

In July 2014, the IASB published the final version of IFRS 9, Financial Instruments, which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9, Financial Instruments. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but

Notes to the 2017 consolidated financial statements

restatement of comparative information may only be done if possible without the use of hindsight. Upon adoption, the Group will designate its long term investment as an equity instrument measured at fair value through other comprehensive income with gains and losses remaining in other comprehensive income without recycling to profit or loss upon derecognition. Upon adoption on January 1, 2018, the Group does not expect IFRS 9, Financial Instruments to have any additional material impact on the consolidated financial statements.

In January 2016, the IASB published IFRS 16, Leases, its new leasing standard, which will replace the current guidance in IAS 17, Leases, and related interpretations IFRIC 4, SIC-15 and SIC-27. The new standard requires lessees to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts. The standard applies to annual periods beginning on or after January 1, 2019, with earlier application permitted. The Group expects the valuation of right-of-use assets and lease liabilities, previously described as operating leases, to be the present value of its forecasted future lease commitments. The Group will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Since the Group has a significant amount of minimum lease commitments (see Note 23), the new standard is expected to have a material impact on the consolidated statement of financial position upon adoption. The Group is continuing to assess the impact of the new standard.

In June 2016, the IASB issued three amendments to IFRS 2, Share-based Payment, in relation to the classification and measurement share-based payment transactions. The amendments are intended to eliminate diversity in practice in three main areas: (i) the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction, (ii) the classification of a share-based payment transaction with net settlement features for withholding tax obligations, and (iii) the accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled. The amendments are effective for accounting periods beginning on or after January 1, 2018. The amendments are required to be applied without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The Group does not expect the amendments to IFRS 2, Share-based Payment, to have any material impact on the consolidated financial statements.

There are no other IFRS or IFRIC interpretations that are not effective that are expected to have a material impact.

3.	Critical accounting estimates and judgments

The preparation of the consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, and equity in the consolidated financial statements and the accompanying disclosures. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events.

Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The areas where assumptions and estimates are significant to the consolidated financial statements are:

(i)	The Group measures the cost of equity-settled transactions with employees and non-employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model which requires the determination of the appropriate inputs. The assumptions and models used for estimating the fair value of share-based payment transactions are disclosed in Note 17.

(ii)	The fair value of the Group’s Convertible Notes, warrants, contingent options, and long term investment are estimated using valuation techniques using inputs based on management’s judgment

Notes to the 2017 consolidated financial statements

and conditions that existed at each reporting date. The assumptions and models used for estimating the fair value of the instruments are disclosed in Note 22.

(iii)	The Group has fiscal loss carry-forwards. At period end, the Group investigates the possibility of recognizing deferred tax assets with regard to the loss carry-forwards. Deferred tax assets related to loss carry-forwards are recognized only in those cases where it is probable and there is convincing evidence that the Group will generate future taxable income to which the loss carry-forward can be utilized. See Note 10.

(iv)	In business combinations, the Group allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. See Note 5.

(v)	In accordance with the accounting policy described in Note 2, the Group annually performs an impairment test regarding goodwill. The fair value of the operating segments is estimated using valuation techniques using inputs based on management’s judgment and conditions that existed at the testing date. The assumptions and models used for estimating the fair value are disclosed in Note 13.

(vi)	The Group’s agreements and arrangements with rights holders for the content used on its platform are complex. Some rights holders have allowed the use of their content on the platform while negotiations of the terms and conditions are ongoing. In certain jurisdictions, rights holders have several years to claim royalties for musical composition and therefore estimates of the royalty accruals are based on available information and historical trends. The determination of royalty accruals involves significant judgements, assumptions, and estimates of the amounts to be paid. See Note 20.

(vii)	Management makes significant estimates and assumptions when determining the amounts to record for provision for legal contingencies. See Note 21.

The areas requiring a higher degree of judgment in applying accounting principles or complexity are:

(i)	The Group determined that three of its equity arrangements included embedded derivatives due to the existence of a downside protection clause. The evaluation of the embedded derivatives for separation from the equity instrument required significant judgment and the consideration of whether the embedded derivative was closely related to the host contract. See Notes 16 and 22.

4.	Revenue recognition

Adoption of IFRS 15, Revenue from Contracts with Customers

On January 1, 2017, the Group adopted IFRS 15, and all related amendments, using the full retrospective transition method. The standard establishes principles for reporting information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.

The main change in accounting policies as a result of the application of IFRS 15 is explained below. Such a change is made in accordance with the transitional provisions of IFRS 15.

The Group provides discounted trial periods for Premium Services where the cost of providing the service exceeds the amount received from the customer. Under IFRS 15, these arrangements meet the definition of a contract with a customer and therefore consideration received for discounted trial periods is recognized in revenue and the related costs are recognized as costs of revenue. Previously, the net loss relating to discounted trial periods was included in sales and marketing and no revenue or cost of revenue was recorded. The loss relating to free trials continues to be classified in sales and marketing.

Notes to the 2017 consolidated financial statements

The following tables summarize the adjustments posted in the Group’s consolidated financial statements due to the retrospective application of IFRS 15.

Impact on consolidated statement of operations

	Impact of IFRS 15
	2015 Pre-adoption	Adjustments	2015 Post-adoption
	(in € millions)
Revenue	1,929	11	1,940
Cost of revenue	1,664	50	1,714

Gross profit	265	(39)	226

Sales and marketing	259	(40)	219
Operating loss	(236)	1	(235)

Loss before tax	(226)	1	(225)
Income tax expense	5	—	5

Net loss attributable to owners of the parent	(231)	1	(230)

	Impact of IFRS 15
	2016 Pre-adoption	Adjustments	2016 Post-adoption
	(in € millions)
Revenue	2,933	19	2,952
Cost of revenue	2,483	68	2,551

Gross profit	450	(49)	401

Sales and marketing	418	(50)	368
Operating loss	(350)	1	(349)

Loss before tax	(536)	1	(535)
Income tax expense	4	—	4

Net loss attributable to owners of the parent	(540)	1	(539)

Notes to the 2017 consolidated financial statements

	Impact of IFRS 15
	2017 Pre-adoption	Adjustments	2017 Post-adoption
	(in € millions)
Revenue	4,066	24	4,090
Cost of revenue	3,163	78	3,241

Gross profit	903	(54)	849

Sales and marketing	621	(54)	567
Operating loss	(378)	—	(378)

Loss before tax	(1,233)	—	(1,233)
Income tax expense	2	—	2

Net loss attributable to owners of the parent	(1,235)	—	(1,235)

The impact to the opening equity attributable to owners of the parent is not material.

Revenue from contracts with customers

(i)	Disaggregated revenue

The Group discloses revenue by reportable segment and geographic area in Note 6.

(ii)	Performance obligations

Subscription revenue

The Group generates subscription revenue from the sale of the Premium Service in which customers can listen on-demand and offline. Premium Services are sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. The Group satisfies its performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. Typically, Premium Services are paid in advance.

Premium partner services are based on a per-subscriber rate in a negotiated partner agreement and may include minimum guarantees for the number of subscriptions that will be purchased from the Group. Under these arrangements, a premium partner may bundle the Premium Service with its existing product offerings or offer the Premium Service as an add-on. Payment is remitted to the Group through the premium partner. When a minimum guarantee is within an agreement and the partner is not expected to meet the commitment, management has concluded the revenue is constrained to the revenue amounts for the actual subscriptions sold in a given period. The Group therefore only recognizes the associated revenue when it is highly probably that this will not result in a significant reversal of revenue when the uncertainty is resolved. The Group assesses the facts and circumstances, including whether the partner is acting as a principal or agent, of all partner revenue arrangements and then recognizes revenues either gross or net. Premium partner services, whether recognized gross or net, have one material performance obligation being the delivery of the Premium Service.

Advertising revenue

The Group’s advertising revenue is primarily generated through display, audio, and video advertising delivered through advertising impressions. The Group enters into arrangements with advertising agencies that purchase advertising on its platform on behalf of the agencies’ clients. These advertising arrangements are typically sold

Notes to the 2017 consolidated financial statements

on a cost-per-thousand basis and are evidenced by an Insertion Order (“IO”) that specifies the terms of the arrangement such as the type of ad product, pricing, insertion dates, and number of impressions in a stated period. Revenue is recognized over time based on the number of impressions delivered. IOs may include multiple performance obligations as they generally contain several different advertising products that each represent a separately identifiable promise within the contract. For such arrangements, the Group allocates revenue to each performance obligation on a relative stand-alone selling price basis. The Group determines stand-alone selling prices based on the prices charged to customers. The Group also may offer cash rebates to advertising agencies based on the volume of advertising inventory purchased. These rebates are estimated based on expected performance and historical data and result in a reduction of revenue recognized.

Additionally, the Group generates revenue through arrangements with certain suppliers to distribute advertising inventory on their ad exchange platforms for purchase on a cost-per-thousand basis. Revenue is recognized over time when impressions are delivered on the platform.

(iii)	Contract liabilities

The following table provides information about contract liabilities from contracts with customers.

	January 1, 2015	December 31, 2015	December 31, 2016	December 31, 2017
	(in € millions)
Contract liabilities
Deferred advertising revenue	1	2	1	1
Deferred subscription revenue	62	90	148	215

	63	92	149	216

Deferred revenue is mainly comprised of subscription fees collected for services not yet performed and therefore revenue has not been recognized. Revenue is recognized over time as the services are performed. The increase in deferred revenue in 2016 and 2017 is a result of an increase in the number of Premium Subscribers. This balance will be recognized as revenue as the services are performed, which is generally expected to occur over a period up to a year.

Revenue recognized that was included in the contract liability balance at the beginning of the years ended December 31, 2016 and 2017 is €92 million and €149 million, respectively.

As permitted under IFRS 15, the Group does not disclose unsatisfied (or partially unsatisfied) performance obligations when the related contract has a duration of one year or less. The Group also applies the practical expedient under the transitional provisions of IFRS 15 and does not disclose the amount of the transaction price allocated to the remaining performance obligations and an explanation of when the Group expects to recognize that amount as revenue for the year ended December 31, 2016.

5.	Business combinations

Acquisition in 2015

During 2015, the Group acquired the operations of one business. The acquisition is accounted for under the acquisition method. The total purchase consideration is €7 million, all of which was recorded in goodwill. The acquisition did not have a material impact on the Group’s total revenue or net loss for the year ended December 31, 2015.

Notes to the 2017 consolidated financial statements

Included in the arrangements are payments that are contingent on continued employment. The payments are remuneration for post-combination services and are automatically forfeited if employment terminates. A total of €2 million of post-combination cash pay-outs will be recorded as compensation expense over the service period of three years.

Acquisitions in 2016

During 2016, the Group acquired the operations of three separate businesses. The acquisitions were accounted for under the acquisition method. The total purchase consideration was €8 million, of which €7 million was recorded to goodwill, and €1 million to acquired intangibles assets.

Included in the arrangements are payments that are contingent on continued employment. The payments are recognized as remuneration for post-combination services and are automatically forfeited if employment terminates. A total of €3 million of post-combination cash pay-outs will be recorded as compensation expense over the service periods of up to three years.

The results of operations for each of the acquisitions have been included in the Group’s consolidated statements of operations since the respective dates of acquisitions. Actual and pro forma revenue and results of operations for the acquisitions have not been presented because they do not have a material impact to the consolidated revenue and results of operations, either individually or in aggregate.

Acquisitions in 2017

During 2017, the Group acquired the operations of five separate businesses. The acquisitions were accounted for under the acquisition method. The total purchase consideration paid was €85 million, of which €52 million was in cash and €33 million in equity. Of the total purchase consideration, €71 million has been recorded to goodwill, €17 million to acquired intangible assets, €4 million to deferred tax liabilities, and €1 million to tangible assets.

The goodwill of €71 million represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including an experienced workforce and expected future synergies.

Included in the arrangements are payments that are contingent on continued employment. The payments are recognized as remuneration for post-combination services and are automatically forfeited if employment terminates. A total of up to €22 million of post-combination cash pay-outs will be recorded as compensation expense over service periods of up to three years.

Included in one of the arrangements are 61,880 restricted stock awards that are contingent on continued employment and are accounted for as equity-settled share-based payment transactions. A total of €6 million of post-combination expense will be recorded over the service period of two and three-years from the acquisition date if not forfeited by the employees (see Note 17).

The results of operations for each of the acquisitions have been included in the consolidated statements of operations since the respective acquisition dates. Actual and pro forma revenue and results of operations for the acquisitions have not been presented because they do not have a material impact to the consolidated revenue and results of operations, either individually or in aggregate.

6.	Segment information

The Group has two reportable segments: Premium and Ad-Supported. The Premium Service is a paid service in which customers can listen on-demand and offline. Revenue is generated through subscription fees. The Ad-

Notes to the 2017 consolidated financial statements

Supported Service is free to the user. Revenue is generated through the sale of advertising. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed with rights holders. The remaining royalties which are not specifically associated to either of the segments are allocated based on user activity or the revenue recognized in each segment. No operating segments have been aggregated to form the reportable segments.

Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows:

	2015	2016	2017
	(in € millions)
Premium
Revenue	1,744	2,657	3,674
Cost of revenue	1,487	2,221	2,868

Gross profit	257	436	806

Ad-Supported
Revenue	196	295	416
Cost of revenue	227	330	373

Gross (loss)/profit	(31)	(35)	43

Consolidated
Revenue	1,940	2,952	4,090
Cost of revenue	1,714	2,551	3,241

Gross profit	226	401	849

Reconciliation of gross profit

General expenditures, finance income, finance costs, taxes, and share in (losses)/earnings of associates and joint ventures are not allocated to individual segments as these are managed on an overall group basis. The reconciliation between reportable segment gross profit and loss to consolidated loss before tax is as follows:

	2015	2016	2017
	(in € millions)
Segment gross profit	226	401	849
Research and development	(136)	(207)	(396)
Sales and marketing	(219)	(368)	(567)
General and administrative	(106)	(175)	(264)
Finance income	36	152	118
Finance costs	(26)	(336)	(974)
Share in (losses)/earnings of associates and joint ventures	—	(2)	1

Loss before tax	(225)	(535)	(1,233)

Notes to the 2017 consolidated financial statements

Revenue by country

	2015	2016	2017
	(in € millions)
United States	741	1,173	1,577
United Kingdom	268	342	444
Luxembourg	1	1	3
Other countries	930	1,436	2,066

	1,940	2,952	4,090

Premium revenues are attributed to a country based on where the membership originates. Advertising revenues are attributed to a country based on where the campaign is viewed. There are no countries that make up greater than 10% of total revenue included in “Other countries”.

Non-current assets by country

Non-current assets for this purpose consists of property and equipment.

	2016	2017
	(in € millions)
Sweden	12	32
United States	50	28
United Kingdom	19	6
Other countries	4	7

	85	73

As of December 31, 2016 and 2017, the Group held no property and equipment in Luxembourg.

7.	Personnel expenses

	2015	2016	2017
	(in € millions, except employee data)
Wages and salaries	163	231	348
Social costs	45	38	136
Contributions to retirement plans	7	12	17
Share-based payments	28	53	65
Other employee benefits	16	39	48

	259	373	614

Average full-time employees	1,534	2,084	2,960

8.	Auditor remuneration

	2015	2016	2017
	(in € millions)
Audit and audit related fees	3	4	5

Notes to the 2017 consolidated financial statements

9.	Finance income and costs

	2015	2016	2017
	(in € millions)
Finance income
Fair value movements on derivative liabilities (Note 22)	26	23	97
Interest income	2	5	19
Other financial income	—	—	2
Foreign exchange gains	8	124	—

	36	152	118

Finance costs
Fair value movements on derivative liabilities (Note 22)	(14)	(48)	(303)
Fair value movements on Convertible Notes (Note 22)	—	(245)	(524)
Interest, bank fees and other costs	(1)	(5)	(4)
Foreign exchange losses	(11)	(38)	(143)

	(26)	(336)	(974)

10.	Income tax

	2015	2016	2017
	(in € millions)
Current tax expense/(benefit)
Current year	5	5	6
Changes in estimates in respect to prior year	(1)	(1)	1

	4	4	7

Deferred tax expense/(benefit)
Temporary differences	—	(1)	(5)
Change in recognition of deferred tax	1	—	—
Change in tax rates	—	1	—

	1	—	(5)

Income tax expense	5	4	2

There is no income tax related to components of other comprehensive loss for any of the periods presented.

The Group believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience.

In 2017, the Group had recognized no current income tax expense for provisions and have cumulatively recorded liabilities of €6 million for income tax provisions at December 31, 2017, of which €5 million is reasonably expected to be resolved within twelve months.

Notes to the 2017 consolidated financial statements

A reconciliation between the reported tax expense for the year, and the theoretical tax expense that would arise when applying the statutory tax rate in Luxembourg of 29.22%, 29.22%, and 27.08% on the consolidated loss before taxes for the years ended December 31, 2015, 2016, and 2017, respectively, is shown in the table below:

	2015	2016	2017
	(in € millions)
Loss before tax	(225)	(535)	(1,233)
Tax using the Luxembourg tax rate	(66)	(156)	(334)
Effect of tax rates in foreign jurisdictions	10	15	(10)
Permanent differences	8	12	15
Change in unrecognized deferred taxes	52	132	329
Other	1	1	2

Income tax expense	5	4	2

The major components of deferred tax assets and liabilities are comprised of the following:

	2016	2017
	(in € millions)
Intangible assets	—	(4)
Share-based compensation	1	4
Tax losses carried forward	—	3
Property and equipment	1	3
Other	1	—

Net Tax	3	6

A reconciliation of net deferred tax is shown in the table below:

	2016	2017
	(in € millions)
At January 1	4	3
Movement recognized in consolidated statement of operations	1	5
Movement recognized in consolidated statement of changes in equity	(2)	2
Movement due to acquisition	—	(4)

At December 31	3	6

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Reconciliation to balance sheet	2016	2017
	(in € millions)
Deferred tax assets	3	9
Deferred tax liabilities	—	3

Notes to the 2017 consolidated financial statements

Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit will be available against which the Group can use the benefits.

	2016	2017
	(in € millions)
Intangible assets	41	74
Share-based compensation	2	115
Tax losses carried forward	197	258
Unrealized losses	18	114
Property and equipment	6	4
Foreign tax credits	4	4
Other	4	12

	272	581

At December 31, 2017, no deferred tax liability has been recognized on investments in subsidiaries. The Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and will only do so in a tax advantageous manner. It is not practicable to calculate the unrecognized deferred tax liability on investments in subsidiaries.

Tax loss carry-forwards as at December 31, 2017, were expected to expire as follows:

Expected expiry	2018-2026	2027 and onwards	Unlimited	Total
	(in € millions)
Tax loss carry-forwards	—	439	912	1,351
Foreign Tax Credits	4	—	—	4

The Group has significant net operating loss carry-forwards in the United States, Luxembourg, and Sweden. In certain jurisdictions, if the Group is unable to earn sufficient income or profits to utilize such carry-forwards before they expire, they will no longer be available to offset future income or profits.

In Sweden, utilization of these net operating loss carry-forwards may be subject to a substantial annual limitation if there is an ownership change within the meaning of Chapter 40, paragraphs 10-14, of the Swedish Income Tax Act (the “Swedish Income Tax Act”). In general, an ownership change, as defined by the Income Tax Act results from a transaction or series of transactions over a five-year period resulting in an ownership change of more than 50% of the outstanding stock of a company by certain categories or individuals, businesses or organizations.

In addition, in the United States, utilization of these net operating loss carry-forwards may be subject to a substantial annual limitation if there is an ownership change within the meaning of Section 382 of the Internal Revenue Code (“Section 382”). In general, an ownership change, as defined by Section 382, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50% of the outstanding stock of a company by certain stockholders or public groups. Since the Group formation, the Group has raised capital through the issuance of capital stock on several occasions, and the Group may continue to do so, which, combined with current or future shareholders’ disposition of ordinary shares, may or may not have resulted in such an ownership change. Such an ownership change may limit the amount of net operating loss carry-forwards that can be utilized to offset future taxable income.

The Group’s most significant tax jurisdictions are Sweden and the U.S. (both at the federal level and in various state jurisdictions). Because of its tax loss and tax credit carry-forwards, substantially all of the Group’s tax years remain open to federal, state, and foreign tax examination. Certain of the Group’s subsidiaries are currently under examination by the Swedish, U.S. and other foreign tax authorities for tax years from 2008-2016. These examinations may lead to adjustments to the Group’s taxes.

Notes to the 2017 consolidated financial statements

11.	Loss per share

Basic loss per share is computed using the weighted-average number of outstanding ordinary shares during the period. Diluted loss per share is computed using the weighted-average number of outstanding ordinary shares and excludes all potential ordinary shares outstanding during the period, as their inclusion would be anti-dilutive. The Group’s potential ordinary shares consist of incremental shares issuable upon the assumed exercise of stock options and warrants, and the incremental shares issuable upon the assumed vesting of unvested restricted stock units and restricted stock awards. The computation of loss per share is as follows:

	2015	2016	2017
	(in € millions, except share and per share data)
Basic and diluted
Net loss attributable to owners of the parent	(230)	(539)	(1,235)
Shares used in computation:
Weighted-average ordinary shares outstanding	141,946,600	148,368,720	151,668,769

Basic and diluted net loss per share attributable to owners of the parent	(1.62)	(3.63)	(8.14)

Potential dilutive securities that are not included in the diluted per share calculations because they would be anti-dilutive are as follows:

	2015	2016	2017
Employee options	9,192,120	10,976,480	14,646,720
Restricted stock units	627,480	501,480	195,937
Restricted stock awards	79,360	—	61,880
Warrants	—	5,120,000	6,720,000

The potential ordinary shares issuable relating to the contingent options and Convertible Notes are issuable only upon specified contingent events. As the specified contingent events have not occurred, these contingently dilutive shares are not considered in the calculation of dilutive EPS. For further details, see Notes 16 and 18.

Unaudited pro forma net loss per share

The unaudited pro forma basic and diluted loss per share assumes the exchange agreement and direct listing was consummated as of the beginning of the period and therefore assumes the shares issued upon exchange of the Convertible Notes were outstanding from January 1, 2017. The unaudited pro forma basic and diluted net loss per share also has been computed to give effect to the shares issued upon exchange of the Convertible Notes on December 15, 2017 and December 27, 2017 disclosed in Note 18 as if they were outstanding from January 1, 2017.

Notes to the 2017 consolidated financial statements

The numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to reverse the losses resulting from the fair value movements on Convertible Notes (see Note 9) as they were assumed to have been exchanged on January 1, 2017. The computation of pro forma net loss per share is as follows (in € millions, except share and per share data):

2017
Basic and diluted
Net loss attributable to owners of the parent	(1,235)
Pro forma adjustment for:
Fair value movements on Convertible Notes (Note 9)	524

Pro forma net loss attributable to owners of the parent	(711)

Weighted-average ordinary shares outstanding used in computing basic net loss per share	151,668,769
Pro forma adjustment for:
Assumed exchange of Convertible Notes to ordinary shares	14,478,080

Pro forma weighted-average ordinary shares outstanding	166,146,849

Pro forma basic and diluted net loss per share attributable to owners of the parent	(4.28)

12.	Property and equipment

	Property and equipment	Leasehold improvements	Total
	(in € millions)
Cost
At January 1, 2016	96	41	137
Additions	28	10	38
Disposals	(10)	(1)	(11)
Exchange differences	(3)	1	(2)

At December 31, 2016	111	51	162

Additions	10	29	39
Disposals	(11)	(2)	(13)
Exchange differences	(5)	(5)	(10)

At December 31, 2017	105	73	178

Notes to the 2017 consolidated financial statements

	Property and equipment	Leasehold improvements	Total
	(in € millions)
Accumulated depreciation
At January 1, 2016	(47)	(9)	(56)
Depreciation charge	(26)	(6)	(32)
Disposals	10	1	11
Exchange differences	1	(1)	—

At December 31, 2016	(62)	(15)	(77)

Depreciation charge	(37)	(9)	(46)
Disposals	11	2	13
Exchange differences	4	1	5

At December 31, 2017	(84)	(21)	(105)

Cost, net accumulated depreciation
At December 31, 2016	49	36	85

At December 31, 2017	21	52	73

In 2017, the Group shortened the useful life of certain equipment due to a planned transition to the cloud and recorded accelerated depreciation of €11 million. The Group had no such charges in 2016 and 2015.

The Group leases various equipment under non-cancellable finance lease agreements over a lease term of 3 years. Property and equipment includes the following amounts where the Group is a lessee under a finance lease:

	2016	2017
	(in € millions)
Finance leases	15	15
Accumulated depreciation	(10)	(14)

	5	1

Notes to the 2017 consolidated financial statements

13.	Intangible assets including goodwill

	Internal development costs and patents	Acquired intangible assets	Total	Goodwill	Total
	(in € millions)
Cost
At January 1, 2016	5	12	17	65	82
Additions	3	—	3	—	3
Acquisitions, business combination (Note 5)	—	1	1	7	8
Write off of fully amortized intangibles	—	(1)	(1)	—	(1)
Exchange differences	—	—	—	1	1

At December 31, 2016	8	12	20	73	93

Additions	12	—	12	—	12
Acquisition, business combination (Note 5)	—	17	17	71	88
Write off of fully amortized intangibles	(2)	(11)	(13)	—	(13)
Exchange differences	—	(1)	(1)	(9)	(10)

At December 31, 2017	18	17	35	135	170

Accumulated amortization
At January 1, 2016	(1)	(8)	(9)	—	(9)
Amortization charge	(2)	(4)	(6)	—	(6)
Write off of fully amortized intangibles	—	1	1	—	1
Exchange differences	—	1	1	—	1

At December 31, 2016	(3)	(10)	(13)	—	(13)

Amortization charge	(5)	(3)	(8)	—	(8)
Write off of fully amortized intangibles	2	11	13	—	13
Exchange differences	—	—	—	—	—

At December 31, 2017	(6)	(2)	(8)	—	(8)

Cost, net accumulated amortization
At December 31, 2016	5	2	7	73	80

At December 31, 2017	12	15	27	135	162

Amortization of €4 million, €5 million and €8 million in 2015, 2016, and 2017, respectively, is included in research and development in the consolidated statement of operations. Research and development costs that are not eligible for capitalization have been expensed in the period incurred.

Goodwill is tested for impairment on an annual basis or when there are indications the carrying amount may be impaired. In 2015, the Group had only one operating segment. In 2016, given the Group’s focus on the differentiation between Premium and Ad-Supported as distinct businesses, as well as the evolution of these services as distinct products and experiences that appeal to different customers, the combined revenue organization was separated into two businesses. For the purpose of 2016 and 2017 impairment testing, goodwill is allocated to the Group’s two operating segments, Premium and Ad-Supported, based on the units that are expected to benefit from the business combination. The Group monitors goodwill at the operating segment level

Notes to the 2017 consolidated financial statements

for internal purposes, consistent with the way it assesses performance and allocates resources. The carrying amount of goodwill allocated to each of the operating segments is as follows:

	Premium	Ad-Supported	Premium	Ad-Supported
	2016	2016	2017	2017
	(in € millions)
Goodwill	64	9	119	16

Valuation methodology

The Group performed its annual impairment test in the fourth quarter of 2016. The recoverable amount of the Premium and Ad-Supported operating segments is determined by the Probability Weighted Expected Return Method (“PWERM”). The PWERM represents fair value less costs of disposal (“FVLCD”), which is classified as Level 3 under the fair value hierarchy. FVLCD is calculated using the projected revenue of the business and applying a multiple based on historical revenue multiples of comparable publicly traded companies. The PWERM method quantifies the underlying enterprise value by probability weighting the indicated equity values of potential discrete future outcomes (or “scenarios”). The weighting and key assumptions used to estimate the fair value using the PWERM were the same for both operating segments. As a result of the analysis, the FVLCD for the Premium and Ad-Supported operating segments was determined to be in excess of their carrying amounts. No impairment was recorded in 2015 and 2016.

Key assumptions used in the FVLCD calculations at the impairment testing date

The valuation models weighted the different scenarios as follows:

2016
Market Approach – High Case Public Company	20%
Market Approach – Low Case Public Company	40%
Market Approach – High Case Transaction	4%
Market Approach – Low Case Transaction	6%
Private Case – Income and Market Approaches	3%

The key assumptions used to estimate the fair value of the operating segments using the PWERM are as follows:

2016
Revenue multiple used to estimate enterprise value	2.0 – 3.5
Discount rate (%)	19.0

The calculation of the FVLCD is most sensitive to the revenue multiple and discount rate assumptions. Revenue multiples were selected based on the relative growth prospects, margin, and risks of comparable companies, versus the Group, as well as an assumption of market conditions at exit. The indicated value in the public company and transaction cases were discounted back to the valuation date using a rate consistent with the Group’s weighted-average cost of capital (“WACC”). There are no reasonably possible changes in the key assumptions that would result in the operating segments’ carrying amounts exceeding their recoverable amounts.

Notes to the 2017 consolidated financial statements

The Group performed its annual impairment test in the fourth quarter of 2017, and concluded that goodwill was not impaired as the fair value of the operating segments significantly exceeded their carrying amounts.

14.	Restricted cash and other non-current assets

	2016	2017
	(in € millions)
Restricted cash
Lease deposits	20	41
Other	1	1
Other non-current assets	2	12

	23	54

15.	Trade and other receivables

	2016	2017
	(in € millions)
Trade receivables	249	295
Less: provision for impairment of trade receivables	(26)	(23)

Trade receivables – net	223	272
Other	77	88

	300	360

Trade receivables are non-interest bearing and generally have 30-day payment terms. Due to their comparatively short maturities, the carrying value of trade and other receivables approximate their fair value. The Group establishes an accrual against advances made to rights holders not expected to be recovered.

The aging of the Group’s trade receivables that are not impaired is as follows:

	2016	2017
	(in € millions)
Current	127	153
Overdue 1 – 30 days	45	69
Overdue 31 – 60 days	21	13
Overdue 60 – 90 days	13	11
Overdue more than 90 days	17	26

	223	272

With respect to trade receivables that are neither impaired nor past due, there are no indications at the reporting date that the debtors will not meet their payment obligations. The trade receivables past due relate to a number of customers for whom there is no recent history of default or other indicators of impairment.

Notes to the 2017 consolidated financial statements

The movements in the Group’s provision for bad debts are as follows:

	2016	2017
	(in € millions)
At January 1	6	18
Provision for receivables impairment	19	12
Receivables written off	(3)	(3)
Reversal of unutilized provisions	(4)	(12)

At December 31	18	15

The Group maintains a provision for impairment of a portion of trade receivables when collection becomes doubtful. The Group estimates anticipated losses from doubtful accounts based upon the expected collectability of all accounts receivables, which takes into account the number of days past due, collection history, identification of specific customer exposure, and current economic trends. An impairment loss on trade receivables is calculated as the difference between the carrying amount and the present value of the estimated future cash flow. Impairment losses are charged to general and administrative expense in the consolidated statement of operations. Receivables for which an impairment provision was recognized are written off against the provision when it is deemed uncollectible.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables mentioned above. The Group does not hold any collateral as security.

16.	Issued share capital and other reserves

As at December 31, 2016 and 2017, the authorized and subscribed share capital was comprised of 403,001,760 shares at a par value €0.000625 each.

The Group has incentive stock option plans under which options to subscribe to the Company’s share capital have been granted to executives and certain employees. Options exercised under these plans have been settled via the issuance of new shares.

On November 13, 2012, the Group entered into an equity financing agreement with new and existing shareholders for the issuance of 4,204,120 ordinary shares for total gross proceeds of €79 million and incurred transaction costs of €3 million in addition to the shares received, the new investors also received contingent options that provided downside protection (meaning that the new investors are eligible to receive additional shares at certain valuations in the event of certain triggering events such as a trade sale, public listing, or liquidation). The contingent options were determined to be embedded derivatives which required separation from the equity issuance. The contingent options recognized as a derivative liability upon issuance were valued at €39 million at December 31, 2012. Refer to Note 22.

On November 20, 2013, the Group entered into an equity financing agreement with new investors for the issuance of 8,233,160 shares. On December 19, 2013, the first closing occurred and the Group issued 5,584,160 shares for total gross proceeds of €123 million and incurred transaction costs of €2 million. The second closing occurred on January 17, 2014, whereby 2,649,000 ordinary shares were issued for total gross proceeds of €58 million. In addition to the shares received in December 2013, the new investors also received contingent options that provided downside protection (meaning that the new investors are eligible to receive additional shares at certain valuations in the event of certain triggering events such as a trade sale, public listing, or liquidation). The contingent options were determined to be embedded derivatives, which required separation from the equity issuance. The contingent options recognized as a derivative liability upon issuance were valued at €31 million at December 31, 2013. Refer to Note 22.

Notes to the 2017 consolidated financial statements

On April 17, June 9, and July 15, 2015, the Group entered into an equity financing agreement with new and existing shareholders for the issuance of 9,484,880 ordinary shares for total gross proceeds of €479 million and incurred transaction costs of €5 million. In addition to the shares received, the new investors also received contingent options that provided downside protection (meaning that the new investors are eligible to receive additional shares at certain valuations in the event of certain triggering events such as a trade sale, public listing, or liquidation). The contingent options were determined to be embedded derivatives, which required separation from the equity issuance. The contingent options are recognized as a derivative liability and were valued at €87 million upon issuance. For further details, please see Note 22.

On October 17, 2016, the Group issued, for €27 million in cash, warrants to acquire 5,120,000 ordinary shares to certain members of key management. The exercise price of each warrant is US$50.61, which was equal to 1.2 times the fair market value of ordinary shares on the date of issuance. The warrants are exercisable at any time through October 17, 2019. For further details, please see Note 22.

On July 13, 2017, the Group issued, for €9 million in cash, a warrant to acquire 1,600,000 ordinary shares to a holder that is an employee and a member of management of the Group. The exercise price of each warrant is US$89.73, which was equal to 1.3 times the fair market value of ordinary shares on the date of issuance. The warrants are exercisable at any time through July 2020. For further details, please see Note 22.

On December 15, 2017, the Group issued 8,552,440 ordinary shares in exchange for a non-controlling equity interest in Tencent Music Entertainment Group (“TME”) valued at €910 million. For further details, please see Note 22. The ordinary shares issued are subject to certain transfer restrictions for a period of up to three years from December 15, 2017, subject to limited exceptions, including transfers with the Group’s prior consent; transfers to certain permitted transferees; transfers pursuant to a tender offer or exchange offer recommended by the Group’s board of directors for a majority of the Group’s issued and outstanding securities; transfers pursuant to mergers, consolidations, or other business combination transactions approved by the Group’s board of directors; transfers to the Group or any of its subsidiaries; or transfers that are necessary to avoid regulation as an “investment company” under the U.S. Investment Company Act of 1940, as amended.

On December 15 and 29, 2017, the Group entered into exchange agreements with holders of a portion of its Convertible Notes, pursuant to which the Group exchanged an aggregate of US$411 million in principal of Convertible Notes, plus accrued interest of US$37 million, for an aggregate of 6,554,960 ordinary shares. For further details, please see Note 22.

No dividends were paid during the year or are proposed. All shares have equal rights to vote at general meetings.

Notes to the 2017 consolidated financial statements

Other reserves

	2015	2016	2017
	(in € millions)
Currency translation
At January 1	8	8	(4)
Currency translation	—	(12)	(3)

At December 31	8	(4)	(7)

Available for sale financial assets
At January 1	—	—	(4)
Losses on fair value	—	(4)	(13)
Losses reclassified to consolidated statement of operations	—	—	1

At December 31	—	(4)	(16)

Share-based payments
At January 1	47	77	130
Share-based payments (Note 17)	29	53	67
Income tax impact associated with share-based payments (Note 10)	1	—	3

At December 31	77	130	200

At December 31	85	122	177

Currency translation reserve comprises foreign exchange differences arising from the translation of the financial statements of foreign operations into the reporting currency.

Available for sale financial assets reserve recognizes the unrealized fair value gains and losses on current asset investments held as available for sale.

Share-based payments reserve recognizes the grant date fair value of equity-settled awards provided to employees as part of their remuneration. For further details, please see Note 17.

17.	Share-based payments

Employee Share Option Plans

Under the Employee Share Option Plans (“ESOP”), share options of the Company are granted to executives and certain employees of the Group. For options granted prior to January 1, 2016, the exercise price is equal to the fair value of the shares on grant date for employees in the United States and for U.S. citizens and fair value less 30% for the rest of the world. The value of the discount is included in the grant date fair value of the award. For options granted thereafter, the exercise price of the options is equal to the fair value of the shares on grant date for all employees. Generally, the first vesting period (13.5% – 25% of the initial grant) is up to one year from the grant date and subsequently vests at a rate of 6.25% each quarter until fully vested. The exercise price for options is payable in the EUR value of a fixed USD amount; therefore, the Group considers these awards to be USD-denominated. The options are generally granted with a term of 5 years.

In connection with the Group’s acquisition of Echo Nest in March of 2014, the Group assumed Echo Nest’s equity incentive plan and issued replacement awards, the Group issued 458,160 stock options at a weighted-average exercise price of US$7.05 to replace previously held Echo Nest equity awards.

Notes to the 2017 consolidated financial statements

Restricted Stock Awards

In connection with the Group’s acquisition of Echo Nest in March of 2014, the Group issued 158,720 restricted stock awards (RSAs) to certain Echo Nest employees. Vesting of the RSAs is contingent on continued employment of these employees. The awards are accounted for as equity-settled share-based payment transactions. The RSAs vested annually over a two-year period from the acquisition date.

In connection with an acquisition during 2017, the Group issued 61,880 RSAs to certain employees of the aquiree. Vesting of the RSAs is contingent on continued employment of these employees. The awards are accounted for as equity-settled share-based payment transactions. The RSAs vest over a two- and three-year period from the acquisition date.

During 2015, 2016, and 2017, the Group recorded share-based compensation expense related to RSAs of €1 million, €0 million, and €0 million, respectively. The valuation of the RSAs was consistent with the fair value of the ordinary shares further described in Note 22.

Restricted Stock Unit Program

During 2014, the Company implemented Restricted Stock Unit (RSUs) program accounted for as equity-settled share-based payment transaction. RSUs are measured based on the fair market value of the underlying stock on the date of grant. The RSUs granted to participants under the Program generally vest over three to five years. The vesting of certain RSUs could accelerate in the event of an IPO or other change in control event.

In June 2017, the shareholders approved the Director Restricted Stock Unit plan for the Company to issue awards specifically to members of its Board of Directors. During 2017, a total of 35,520 RSUs have been awarded under this plan.

During 2015, 2016 and 2017, the Group recorded share-based compensation expense related to restricted stock units of €8 million, €5 million, and €6 million, respectively. The valuation of the RSUs was consistent with the fair value of the ordinary shares further described in Note 22.

Notes to the 2017 consolidated financial statements

Activity in the RSUs and RSAs outstanding and related information is as follows:

	RSU		RSA
	Number of RSUs	Weighted average grant date fair value	Number of RSAs	Weighted average grant date fair value
		US$		US$
Outstanding at January 1, 2015	849,520	30.38	158,720	23.90
Granted	118,440	43.15	—	—
Forfeited	(228,920)	30.38	—	—
Vested	(111,560)	30.38	(79,360)	23.90

Outstanding at December 31, 2015	627,480	32.78	79,360	23.90

Granted	176,080	41.85	—	—
Forfeited	(140,000)	30.38	—	—
Released	(162,080)	32.53	(79,360)	23.90

Outstanding at December 31, 2016	501,480	36.73	—	—

Granted	80,920	59.63	61,880	90.65
Forfeited	(85,903)	37.43	—	—
Released	(300,560)	38.95	—	—

Outstanding at December 31, 2017	195,937	42.46	61,880	90.65

Activity in the share options outstanding and related information is as follows:

	ESOP		Non-employee options
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		US$		€
Outstanding at January 1, 2015	6,972,760	12.75	4,069,600	2.43
Granted	3,347,640	40.38	—	—
Forfeited	(316,880)	20.03	(4,069,600)	(2.43)
Exercised	(711,400)	9.43	—	—
Expired	(100,000)	15.23	—	—

Outstanding at December 31, 2015	9,192,120	22.80	—	—

Granted	6,020,360	41.90	—	—
Forfeited	(512,560)	36.03	—	—
Exercised	(3,661,480)	10.15	—	—
Expired	(61,960)	20.93	—	—

Outstanding at December 31, 2016	10,976,480	36.88	—	—

Granted	5,819,520	64.11	—	—
Forfeited	(659,000)	46.34	—	—
Exercised	(1,422,520)	22.23	—	—
Expired	(67,760)	28.49	—	—

Outstanding at December 31, 2017	14,646,720	48.73	—	—

Exercisable at December 31, 2015	4,927,200	13.18	—	—
Exercisable at December 31, 2016	3,765,000	29.98	—	—
Exercisable at December 31, 2017	5,822,400	39.62	—	—

Notes to the 2017 consolidated financial statements

The weighted-average contractual life for the share options outstanding at December 31, 2015, 2016, and 2017 is 2.5 years, 3.4 years, and 3.3 years, respectively. The weighted-average share price at exercise for options exercised during 2015, 2016, and 2017 was US$43.60, US$42.05, and US$57.53, respectively. The weighted-average fair value of options granted during the year ended December 31, 2015, 2016, and 2017 was US$15.58 per option, US$13.10 per option, and US$18.05 per option, respectively.

The share options outstanding are comprised of the following:

	2015		2016		2017
	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
Range of exercise prices (US$)
Below 40.00	6,610,400	1.9	2,731,080	2.0	1,545,440	1.4
40.00 – 42.50	1,268,160	4.3	6,320,120	4.0	5,734,920	2.7
Above 42.50	1,313,560	4.3	1,925,280	3.6	7,366,360	3.8

	9,192,120	2.5	10,976,480	3.4	14,646,720	3.3

In determining the fair value of the employee share-based awards, the Group uses the Black-Scholes option-pricing model. The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model. The expected volatility is based on the historical volatility of public companies that are comparable to the Group over the expected term of the award. The risk-free rate is based on U.S. Treasury zero-coupon rates as the exercise price is based on a fixed USD amount. The expected life of the share options is based on historical data and current expectations.

The following table lists the inputs to the Black-Scholes option-pricing models used for employee share-based payments for the years ended December 31, 2015, 2016, and 2017:

	2015	2016	2017
Expected volatility (%)	39.4 – 55.9	37.9 – 45.8	32.0 – 43.5
Risk-free interest rate (%)	0.9 – 1.6	0.8 – 1.8	1.4 – 2.0
Expected life of share options (years)	2.8 – 5.2	2.5 – 5.0	2.4 – 4.4
Weighted-average share price (US$)	36.20 – 46.50	41.20 – 44.40	50.70 – 90.65

Valuation assumptions are determined at each grant date and, as a result, are likely to change for share-based awards granted in future periods. Changes to the input assumptions could materially affect the estimated fair value of share-based payment awards.

Notes to the 2017 consolidated financial statements

The sensitivity analysis below shows the impact of increasing and decreasing expected volatility by 10% as well as the impact of increasing and decreasing the expected life by one year. This analysis was performed on stock options granted in 2017. The following table shows the impact of these changes on stock option expense for the options granted in 2017:

2017
(in € millions)
Actual stock option expense	31
Stock option expense increase (decrease) under the following assumption changes
Volatility decreased by 10%	(8)
Volatility increase by 10%	7
Expected life decrease by 1 year	(5)
Expected life increase by 1 year	4

The expense recognized in the consolidated statement of operations for employee share-based payments is as follows:

	2015	2016	2017
	(in € millions)
Cost of revenue	1	1	2
Research and development	11	16	21
Sales and marketing	6	10	15
General and administrative	10	26	27

	28	53	65

18.	Convertible notes and borrowings

Convertible Notes

On April 1, 2016, the Group issued US$1,000 million principal amount of Convertible Notes due in 2021. The notes were issued at par and bear interest of 5.0% payment-in-kind interest increasing by 100 basis points every six months after two years. Upon a specified conversion event occurring, the Convertible Notes will convert into ordinary shares at a conversion rate reflecting a conversion price equal to the lesser of a price cap per share or a discount of 20.0% to the per share price of the Company’s ordinary shares. If a specified conversion event has not occurred within twelve months, the discount will increase by 250 basis points and then again, every six months thereafter until a specified conversion event has occurred. A direct listing is not considered a specified conversion event. The terms also include change of control clauses where the notes holders have the option to convert into ordinary shares. At maturity, if the notes have not yet been converted or repaid, note holders will receive cash in an amount equal to the original principal amount plus 10% annualized return.

The Group accounts for the Convertible Notes in accordance with IAS 39, Financial Instruments: Recognition and Measurement, ‘fair value option’. Under this approach, the Convertible Notes are accounted for in its entirety at fair value through profit or loss (initial recognition). The transaction costs of approximately US$20 million were effectively immediately expensed in finance costs.

The Convertible Note agreements include certain affirmative covenants, including the delivery of audited consolidated financial statements to the holders.

On December 15, 2017, holders of a portion of the Group’s Convertible Notes exchanged US$301 million in principal of Convertible Notes, plus accrued interest of US$27 million, for 4,800,000 ordinary shares. The

Notes to the 2017 consolidated financial statements

Convertible Notes were recorded at fair value on the date of exchange, which was reclassified to equity upon issuance of the ordinary shares. The fair value at exchange was based on secondary market transactions of US$600 million between note holders and a third party.

On December 27, 2017, the Group entered into an exchange agreement with holders of a portion of its Convertible Notes, pursuant to which the Group exchanged an aggregate of US$110 million in principal of Convertible Notes, plus accrued interest of US$10 million, for an aggregate of 1,754,960 ordinary shares as of December 29, 2017. The Convertible Notes were recorded at fair value on the date of exchange, which was reclassified to equity upon issuance of the ordinary shares. The fair value at exchange of US$211 million was based on the ordinary share fair value as at December 31, 2017. See Note 22.

In January 2018, the Group entered into an exchange agreement with holders of the remaining balance of its Convertible Notes, pursuant to which the Group exchanged the remaining of $628 million of Convertible Notes, plus accrued interest, for 9,431,960 ordinary shares. Pursuant to this exchange agreement, subject to certain conditions, if the Company fails to list its ordinary shares on or prior to July 2, 2018, the Group has agreed to offer to each noteholder the option to unwind the transaction such that the Group purchases back the shares that were issued to such noteholder pursuant to the exchange and will issue such noteholder a new note that is materially identical to its note prior to the exchange. The option to unwind the exchange if a listing does not occur by July 2, 2018 meets the definition of a contingent settlement event, and results in the issued equity shares (“Converted Notes”) being classified as a financial liability in the statement of financial position until the option to unwind expires due to a direct listing or the passage of time. The Group accounts for the Converted Notes in accordance with IAS 39, Financial Instruments: Recognition and Measurement, ‘fair value option’. Under this approach, the Converted Notes are accounted for in its entirety at fair value through profit or loss. We will continue to fair value the issued shares and recognize changes in fair value within finance costs in the consolidated statement of operations until the option to unwind expires due to a direct listing or the passage of time.

Finance lease liabilities

Total borrowings include finance lease liabilities. Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

	2016	2017
	(in € millions)
Gross finance lease liabilities – minimum lease payments:
Not later than one year	5	1
Later than one year but not more than 5 years	1	—

	6	1
Future finance charges on finance lease liabilities	—	—

Present value of finance lease liabilities	6	1

The present value of finance lease liabilities is as follows:

	2016	2017
	(in € millions)
No later than 1 year	5	1
Later than 1 year and no later than 5 years	1	—

	6	1

Notes to the 2017 consolidated financial statements

Undrawn borrowing facilities

On December 23, 2013, the Group signed a Revolving Credit Facility with a group of lenders. The facility provided for maximum borrowings, of US$200 million. The total facility was available for issuance under a revolving loan and US$20 million was available for a swingline loan. The interest rates per annum under the facility were based on floating rates of interest measured by reference to an adjusted Prime rate, Federal Funds rate, London inter-bank offered rate (LIBOR), or Euro inter-bank offered rate (EURIBOR). The Group incurred loan origination fees of approximately US$2 million, which were deferred and amortized to finance costs over the term of the facility.

The Revolving Credit Facility was terminated on April 7, 2016. The Group had no borrowings under the senior revolving credit facility at the time of its termination. No early termination penalties were incurred by the Group as a result of the termination.

The Group incurred financing costs and commitment fees, of €1 million in 2016, inclusive of loan origination amortization and unused commitment fees. Upon termination of the facility, the Group wrote off the remaining unamortized loan origination costs.

19.	Trade and other payables

	2016	2017
	(in € millions)
Trade payables	139	242
Value added tax and sales taxes payable	50	91
Other current liabilities	12	8

	201	341

Trade payables generally have a 30-day term and are recognized and carried at their invoiced value, inclusive of any value added tax that may be applicable.

20.	Accrued expenses and other liabilities

	2016	2017
	(in € millions)
Non-current
Deferred rent	9	55
Borrowings (Note 18)	1	—
Other accrued liabilities	—	1

	10	56

Current
Accrued fees to rights holders	562	639
Accrued salaries, vacation, and related taxes	20	34
Accrued social costs for options and RSUs	11	87
Borrowings (Note 18)	5	1
Other accrued expenses	75	120

	673	881

	683	937

Notes to the 2017 consolidated financial statements

21.	Provisions

The changes in the Group’s provisions were as follows:

	Legal contingencies	Onerous contracts	Other	Total
	(in € millions)
Carrying amount at January 1, 2016	8	6	9	23
Charged/(credited) to the consolidated statement of operations:
Additional provisions	46	5	2	53
Reversal of unutilized amounts	—	—	—	—
Utilized	(5)	(6)	(4)	(15)

Carrying amount at December 31, 2016	49	5	7	61

Charged/(credited) to the consolidated statement of operations:
Additional provisions	60	5	2	67
Reversal of unutilized amounts	—	—	(1)	(1)
Exchange differences	(11)	—	—	(11)
Utilized	(45)	(4)	(2)	(51)

Carrying amount at December 31, 2017	53	6	6	65

As at December 31, 2016:
Current portion	49	4	4	57

Non-current portion	—	1	3	4

As at December 31, 2017:
Current portion	53	4	2	59

Non-current portion	—	2	4	6

Provision for legal contingencies

Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. The results of such legal proceedings are difficult to predict and the extent of the Group’s financial exposure is difficult to estimate. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Between December 2015 and January 2016, two putative class action lawsuits were filed against Spotify USA Inc. in the U.S. District Court for the Central District of California, alleging that the Group unlawfully reproduced and distributed musical compositions without obtaining licenses. These cases were subsequently consolidated in May 2016 and transferred to the U.S. District Court for the Southern District of New York in October 2016, as Ferrick et al. v. Spotify USA Inc., No. 1:16-cv-8412-AJN (S.D.N.Y). In May 2017, the parties reached a signed class action settlement agreement which the court has preliminarily approved, pursuant to which the Group will be responsible for (i) a $43 million cash payment to a fund for the class, (ii) all settlement administration and notice costs, expected to be between $1 million to $2 million, (iii) a direct payment of class counsel’s attorneys’ fees of up to $5 million dollars, (iv) future royalties for any tracks identified by claimants, as well as other class members who provide proof of ownership following the settlement, and (v) reserving future royalties for unmatched tracks. The final approval hearing was held on December 1, 2017 and the court has not yet issued a ruling.

Even if the settlement is finally approved, the Group may still be subject to claims of copyright infringement by rights holders who have purported to opt out of the settlement or who may not otherwise be covered by its terms.

Notes to the 2017 consolidated financial statements

Provision for onerous contracts

At December 31, 2016, onerous contracts principally represent a specific partner contract where the unavoidable cost of meeting the obligations exceeds the expected revenue. The costs associated with the provisions are recognized as cost of revenue.

At December 31, 2017, onerous contracts principally represent vacant leasehold property for which the Group has substantially ceased to use and the Group estimates a sub-tenant would be at a significantly reduced rental. In this case, the unavoidable costs of meeting the obligations under the lease exceed the economic benefits expected to be received. As such, the Group has recorded a provision for the estimated cash flows related to the property within operating expenses. The Group expects the provision to be consumed over the remaining lease term, being nine years.

Other

The Group has obligations under lease agreements to return the leased assets to their original condition. An obligation to return the leased asset to their original condition upon expiration of the lease is accounted for as asset retirement obligations. The obligations are expected to be settled at the end of the lease terms.

Indirect tax provisions relate primarily to potential non-income tax obligations in various jurisdictions. The Group recognizes provisions for claims or indirect taxes when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. These provisions are recognized as general and administrative expenses.

22.	Financial risk management and financial instruments

Financial risk management

The Group’s operations are exposed to financing and financial risks, which are managed under the control and supervision of the Board of Directors of the Company. To manage these risks efficiently, the Group has established guidelines in the form of a treasury policy that serves as a framework for the daily financial operations. The treasury policy stipulates the rules and limitations for the management of financial risks.

Financial risk management is centralized within Treasury who are responsible for the management of financing and financial risks. Treasury manages and executes the financial management activities, including monitoring the exposure of financial risks, cash management, and maintaining a liquidity reserve, and it provides certain financial services to the Group’s entities. Treasury operates within the limits and policies authorized by the Board of Directors.

Capital management

The Group’s objectives when managing capital (cash and cash equivalents, short term investments, equity, and Convertible Notes) is to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Group’s capital structure and dividend policy is decided by the Board of Directors. Treasury continuously reviews the Group’s capital structure considering, amongst other things, market conditions, financial flexibility, business risk, and growth rate.

The Group is not subject to any externally imposed capital requirements.

Notes to the 2017 consolidated financial statements

Credit risk management

Financial assets carry an element of risk that counterparties may be unable to fulfill their obligations. This exposure arises from the investments in liquid funds of banks and other counterparties. The Group mitigates this risk by adopting a risk adverse approach in relation to the investment of surplus cash. The main objectives for investments are first, to preserve principal and secondarily, to maximize return given the rules and limitations of the treasury policy. Surplus cash is invested in counterparties and instruments considered to carry low credit risk. Investments are subject to credit rating thresholds and at the time of investment, no more than 10% of surplus cash can be invested in any one issuer (excluding certain government bonds and investments in cash management banks). The weighted-average maturity of the portfolio shall not be greater than 2 years, and the final maturity of any investment is not to exceed 5 years. The Group shall maintain the ability to liquidate the majority of all short term investments within 90 days. At December 31, 2016 and 2017, the financial credit risk was equal to the consolidated statement of financial position value of cash and cash equivalents and short term investments of €1,585 million and €1,509 million, respectively. No credit losses were incurred during 2016 or 2017 on investments.

The credit risk with respect to the Group’s trade receivables is diversified geographically and among a large number of customers, private individuals as well as companies in various industries, both public and private. The majority of the Group’s revenue is paid in advance significantly lowering the credit risk incurred for these specific counterparties. Solvency information is generally required for credit sales within the Ad sales and Partner subscription business to minimize the risk of bad debt losses and is based on information provided by credit and business information from external sources.

Liquidity risk management

Liquidity risk is the Group’s risk of not being able to meet the short term payment obligations due to insufficient funds. The Group has internal control processes and contingency plans for managing liquidity risk. A centralized cash pooling process enables the Group to manage liquidity surpluses and deficits according to the actual needs at the group and subsidiary level. The liquidity management takes into account the maturities of financial assets and financial liabilities and estimates of cash flows from operations.

The Group’s policy is to have a strong liquidity position in terms of available cash and cash equivalents, and short term investments.

	2016	2017
	(in € millions)
Liquidity
Short term investments	830	1,032
Short term deposits	373	122
Cash at bank and on hand	382	355

Total surplus liquidity	1,585	1,509

Liquidity position	1,585	1,509

Currency risk management

Transaction exposure relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). The Group’s general policy is to hedge transaction exposure on a case-by-case basis. During 2016, the Group had not entered into any hedging transactions. In 2017, the Group began entering into multiple foreign exchange forward contracts. The Group

Notes to the 2017 consolidated financial statements

strives, as far as possible, to mitigate its currency exposure in the USD denominated Convertible Notes by matching the balance with USD denominated cash and cash equivalents and short term investments creating a natural hedge. Translation exposure relates to net investments in foreign operations. The Group does not conduct translation risk hedging.

(i)	Transaction exposure sensitivity

In most cases, the Group’s customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Royalty payments are primarily in EUR and USD. Hence, the operational need to net purchase foreign currency is primarily due to a deficit from such settlements.

The table below shows the immediate impact on net loss before tax of a 10% strengthening in the closing exchange rate of significant currencies to which the Group had exposure, at December 31, 2016 and 2017. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

2016	SEK	AUD	EUR	GBP	USD
	(in € millions)
(Increase)/decrease in loss before tax	(20)	6	(36)	(22)	(31)

2017	SEK	AUD	EUR	GBP	USD
	(in € millions)
(Increase)/decrease in loss before tax	1	5	2	(2)	9

For the notional amount of the Group’s foreign exchange forward contracts not designated for hedging, the immediate impact on net loss before tax of a 10% strengthening in the closing exchange rate of the USD would be a negative impact of €26 million as of December 31, 2017.

(ii)	Translation exposure sensitivity

The positive impact on the Group’s equity would be approximately €40 million and €27 million if the EUR weakened by 10% against all translation exposure currencies, based on the exposure at December 31, 2016 and 2017, respectively.

Interest rate risk management

Interest rate risk is the risk that changes in interest rates will have a negative impact on the Group’s earnings and cash flow. The fair value of the Group’s Convertible Notes is dependent on market interest rates, which may negatively impact earnings. The Convertible Notes are remeasured at each reporting date using valuation models using input data, which includes market interest rates. Changes in the fair value of the Convertible Notes are recognized in finance income or cost in the consolidated statement of operations. An increase in market interest rates will decrease the value of the Convertible Notes. The Group has not entered into any hedging arrangement to mitigate these fluctuations.

The Group’s exposure to interest rate risk also is related to its interest-bearing assets, primarily its available for sale debt securities. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis points increase in interest rates would have impacted interest income by €6 million and €8 million for the years ended December 31, 2016 and 2017, respectively.

Notes to the 2017 consolidated financial statements

Financing risk management

The Group finances its operations through external borrowings, equity, and cash flow from operations. The funding strategy has been to diversify funding sources. Currently the external debt consists of the Convertible Notes and finance leases.

Share price risk management

Share price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in the fair value of the Company’s ordinary share price. The Group’s exposure to this risk relates primarily to the Convertible Notes and contingent options arising from financing activities and the outstanding warrants. At December 31, 2017, the Convertible Notes are valued at the assumed exchange to ordinary shares based on the fair value of the Company’s ordinary share price. An increase of share price will increase the value of the Convertible Notes.

The contingent options and warrants are remeasured at each reporting date using valuation models using input data based on the Company’s share price. Changes in the fair value of these instruments are recognized in finance income or cost. An increase of share price will decrease the value of the contingent options and an increase in the value of the warrants. The Group has not entered into any hedging arrangement to mitigate these fluctuations.

Management of insurable risks

Insurance coverage is governed by corporate guidelines and includes a common package of different property and liability insurance programs. The business is responsible for assessing the risks to decide the extent of actual coverage. Treasury manages the common Group insurance programs.

Financial instruments

Foreign exchange forward contracts

Beginning in 2017, the Group began entering into multiple foreign exchange forward contracts with financial institutions to reduce the risk that cash flows and earnings will be adversely affected by foreign currency exchange rate fluctuations. The Group does not enter into foreign exchange forward contracts for trading or speculative purposes. The Group’s hedging policy is designed to mitigate the impact of foreign currency exchange rate movements on operating results. The Group principally executes its foreign exchange forward contracts in the retail market in an over-the-counter environment with a high level of price transparency. The market participants and the Group’s counterparties are primarily large money center banks and regional banks.

Cash flow hedges

The Group designated certain foreign exchange forward contracts as cash flow hedges when all the requirements of IAS 39 Financial Instruments were met. The foreign exchange contracts protect the Group against the variability of forecasted foreign currency cash flows resulting from revenues, cost of revenues, and net asset or liability positions designated in currencies other than the Euro. All hedging relationships are formally documented, and the hedges are designed to offset changes to future cash flows on hedged transactions at the inception of the hedge. The maximum original duration of any contract allowable under the hedging policy is thirteen months. The Group’s outstanding foreign exchange forward contracts designated as cash flow hedges have maturities of less than one year. The Group’s primary currency pairs used for cash flow hedges are Euro / U.S. dollar, Euro / Australian dollar, Euro / British pound, and Euro / Swedish krona. The notional principal of the foreign exchange contracts was approximately €791 million as of December 31, 2017. The following table

Notes to the 2017 consolidated financial statements

summarizes the notional principal of the foreign currency exchange contracts by hedged line item in the condensed statement of operations as of December 31, 2017:

	Notional amount in foreign currency
	Australian dollar (AUD)	British pound (GBP)	Swedish krona (SEK)	U.S. dollar (USD)
	(in millions)
Hedged line item in consolidated statement of operations
Revenue	130	219	1,159	16
Cost of revenue	102	156	779	11

Total	232	375	1,938	27

The Group recognizes the foreign exchange contracts from hedging activities as either assets or liabilities on the balance sheet and measures them at fair value. The Group reflects the gain or loss on the effective portion of a cash flow hedge as a component of other reserves and subsequently reclassifies cumulative gains and losses to revenues or cost of revenues, depending on the risk hedged, when the hedged transactions are recorded. If the hedged transactions become probable of not occurring, the corresponding amounts in other reserves would be immediately reclassified to finance costs. The Group evaluates hedge effectiveness at the inception of the hedge prospectively as well as retrospectively and records any ineffective portion of the hedge in finance costs in the consolidated statement of operations. Interest charges or “forward points” on the foreign exchange contracts are excluded from the assessment of hedge effectiveness and are recorded in finance costs in the consolidated statement of operations.

For the year ended December 31, 2017, no material amount of gains or losses were recognized in other comprehensive loss or the statement of operations.

The asset and liability positions of the foreign exchange forward contracts are included in other current assets and derivative liabilities on the consolidated statement of financial position, respectively.

Non designated hedges

Foreign exchange forward contracts that do not meet the requirements in IAS 39 Financial Instruments to be designated as a cash flow hedges are measured at fair value. The currency pair for the foreign exchange forward contracts not designated for hedging are Euro/U.S. dollar. The notional amounts of these instruments were approximately USD $310 million and €25 million as of December 31, 2017. For the year ended December 31, 2017, the gain associated with the changes in fair value of these instruments, of €2 million, was recognized in finance income or costs.

The asset positions of the foreign exchange forward contracts not designated for hedging are included in other current assets on the consolidated statement of financial position.

Notes to the 2017 consolidated financial statements

Fair values

Set out below is a comparison of the carrying amounts and fair values of financial assets and liabilities. The carrying amounts of certain financial instruments, including cash and cash equivalents, trade and other receivables, restricted cash, trade and other payables, and accrued expenses approximate fair value due to their relatively short maturities.

	2016		2017
	Carrying value	Fair value	Carrying value	Fair value
	(in € millions)
Financial assets
Cash and cash equivalents	755	755	477	477
Trade and other receivables (Note 15)	300	300	360	360
Short term investments:
Government securities	262	262	244	244
Agency securities	55	55	7	7
Corporate notes	323	323	330	330
Collateralized reverse purchase agreements	190	190	451	451
Derivatives (not designated for hedging)
Foreign exchange forwards	—	—	2	2
Derivatives (designated for hedging)
Foreign exchange forwards	—	—	6	6
Long term investment	—	—	910	910
Restricted cash (Note 14)	21	21	42	42

	1,906	1,906	2,829	2,829

Financial liabilities
Fair value through profit or loss:
Convertible Notes (Note 18)	1,106	1,106	944	944
Derivatives (not designated for hedging):
Contingent options (Note 16)	100	100	3	3
Warrants (Note 16)	34	34	346	346
Derivatives (designated for hedging)
Foreign exchange forwards	—	—	5	5
Trade and other payables (Note 19)	201	201	341	341
Accrued expenses and other liabilities (Note 20)	674	674	881	881

	2,115	2,115	2,520	2,520

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined in Note 2.

Notes to the 2017 consolidated financial statements

As at December 31, 2016, the Group held the following classes of financial instruments measured at fair value:

Financial assets and liabilities by fair value hierarchy level	Level 1	Level 2	Level 3	2016
	(in € millions)
Financial assets at fair value
Available for sale financial assets
Short term investments:
Government securities	248	14	—	262
Agency securities	—	55	—	55
Corporate notes	—	323	—	323
Collateralized reverse purchase agreements	—	190	—	190

Total financial assets at fair value by level	248	582	—	830

Financial liabilities at fair value
Fair value through profit or loss:
Convertible Notes	—	—	1,106	1,106
Derivatives (not designated for hedging):
Contingent options	—	—	100	100
Warrants	—	—	34	34

Total financial liabilities at fair value by level	—	—	1,240	1,240

As at December 31, 2017, the Group held the following classes of financial instruments measured at fair value:

Financial assets and liabilities by fair value hierarchy level	Level 1	Level 2	Level 3	2017
	(in € millions)
Financial assets at fair value
Available for sale financial assets
Short term investments:
Government securities	206	38	—	244
Agency securities	—	7	—	7
Corporate notes	—	330	—	330
Collateralized reverse purchase agreements	—	451	—	451
Derivatives (not designated for hedging):
Foreign exchange forwards	—	2	—	2
Derivatives (designated for hedging):
Foreign exchange forwards	—	6	—	6
Long term investment	—	—	910	910

Total financial assets at fair value by level	206	834	910	1,950

Financial liabilities at fair value
Fair value through profit or loss:
Convertible Notes	—	—	944	944
Derivatives (not designated for hedging):
Contingent options	—	—	3	3
Warrants	—	—	346	346
Derivatives (designated for hedging):
Foreign exchange forwards	—	5	—	5

Total financial liabilities at fair value by level	—	5	1,293	1,298

Notes to the 2017 consolidated financial statements

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of the reporting period.

During the years ended December 31, 2016 and 2017 there were no transfers between levels in the fair value hierarchy.

Recurring fair value measurements

The following sections describe the valuation methodologies the Group uses to measure the Level 3 financial instruments at fair value on a recurring basis.

Long term investment

Long term investment consists of a non-controlling equity interest of approximately 9% in Tencent Music Entertainment Group (“TME”), a private company that provides digital music services to users including streaming, online live broadcasts, and karaoke services. In connection with the investment the Group agreed not to transfer its shares of TME for a period of three years from December 15, 2017, subject to limited exceptions, including transfers with TME’s prior consent; transfers to certain permitted transferees; transfers pursuant to a tender offer or exchange offer recommended by TME’s board of directors for a majority of TME’s issued and outstanding securities; transfers pursuant to mergers, consolidations, or other business combination transactions approved by TME’s board of directors; transfers to TME or any of its subsidiaries; or transfers that are necessary to avoid regulation as an “investment company” under the U.S. Investment Company Act of 1940, as amended. The investment is classified as an available-for-sale financial asset and carried at fair value through other comprehensive income. The fair value of unquoted ordinary shares has been estimated using unquoted market transactions with close proximity of December 31, 2017, net of transaction costs of €11M which is reflected as a reduction of other reserves within equity.

The fair value of the long term investment will vary over time and is subject to a variety of risks including: company performance, macro-economic, regulatory, industry, and systemic risks of the equity markets overall.

The table below presents the changes in the long term investment as at December 31:

(in € millions)
At January 1, 2017	—
Equity issued in exchange for long term investment	910
Changes in fair value recorded in other comprehensive loss	—

At December 31, 2017	910

The impact on the fair value of the investment in TME using reasonably possible alternative assumptions with an increase or a decrease of TME’s share price of 10% results in a range of €819 million to €1,001 million at December 31, 2017.

Fair value of ordinary shares

The valuation of certain items in the consolidated financial statements is consistent with the Group’s use of the Probability Weighted Expected Return Method (“PWERM”) to value its own shares.

The fair value of the ordinary shares is determined using recent secondary market transactions in our ordinary shares and the PWERM, which is one of the recommended valuation methods to measure fair value in privately

Notes to the 2017 consolidated financial statements

held companies with complex equity structures in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Under this method, discrete future outcomes, including as a public company, non-public company scenarios, and a merger or sale, are weighted based on estimates of the probability of each scenario. In the Group’s application of this method, five different future scenarios are identified (high and low case public company, high and low case transaction, and private company). For each scenario, an equity value is calculated based on revenue multiples, derived from listed peer companies, which are applied on different (scenario-dependent) forecasted revenues. For the private company scenario, a discounted cash flow method also is considered in determining the equity value. Ordinary share values are weighted by the probability of each scenario in the valuation model. In addition, an appropriate discount adjustment is incorporated to recognize the lack of marketability due to being a closely held entity. Finally, the impact on the share value of recent financing and secondary trading are considered.

The following weightings were applied to each valuation method:

	2016	2017
PWERM	80 – 100%	50 – 80%
Secondary market transactions	0 – 20%	20 – 50%

The PWERM valuations weighted the different scenarios as follows:

	2016	2017
Market Approach – High Case Public Company	20 – 25%	25 – 40%
Market Approach – Low Case Public Company	35 – 40%	35%
Market Approach – High Case Transaction	4%	4 – 6%
Market Approach – Low Case Transaction	6%	4 – 6%
Private Case – Income and Market Approaches	30%	5 – 30%

The key assumptions used to estimate the fair value of the ordinary shares and contingent options using the PWERM are as follows:

	2016	2017
Revenue multiple used to estimate enterprise value	2.0 – 3.5	2.2 – 4.6
Discount rate (%)	14.0 – 19.5	13.0 – 19.5
Volatility (%)	35.0 – 47.5	30.0 – 37.5

Contingent options

The Group’s derivatives include contingent options that provide investors associated with the equity financings with downside protection.

The contingent options are measured on a recurring basis in the consolidated statement of financial position and are Level 3 financial instruments recognized at fair value through the consolidated statement of operations. The contingent options are valued using the models that include the value of the Company’s ordinary shares, including the assumptions for probability scenarios and PWERM as determined above. The key assumptions used to estimate the fair value of the options using the PWERM are consistent with those noted above.

Under each scenario, the Group computed the difference between a) the value of the new shares, valued with the embedded contingent options and b) the ordinary shares, valued without the embedded contingent options (“Ordinary Shares”) to derive an indication of the value of the contingent options for each scenario. The

Notes to the 2017 consolidated financial statements

differential between new shares and the Ordinary Shares were discounted, where appropriate, to present value to arrive at an indication of the value of the contingent options for each scenario at the valuation date. Finally, the indicated values under each scenario were weighted based on the weightings noted above to determine the indicated value of the contingent options.

The impact on the fair value of the contingent options of using reasonably possible alternative assumptions with an increase or a decrease of share price of 10% results in a range of €2 million to €4 million (2016: €80 million to €122 million) at December 31, 2017.

The table below presents the changes in the contingent options liability as at December 31:

	2015	2016	2017
	(in € millions)
At January 1	7	82	100
Equity financing transactions – contingent options	87	—	—
(Gain)/loss recognized in profit or loss	(12)	18	(97)

At December 31	82	100	3

The contingent options liability is included in derivative liabilities on the consolidated statement of financial position. The change in estimated fair value is recognized within finance income or costs in the consolidated statement of operations.

Warrants

On October 17, 2016, the Company sold, for €27 million, warrants to acquire 5,120,000 ordinary shares to certain holders that are employees and management of the Group. The exercise price of each warrant is US$50.61, which was equal to 1.2 times the fair market value of ordinary shares on the date of issuance. The warrants are exercisable at any time through October 17, 2019.

On July 13, 2017, the Company sold, for €9 million, a warrant to acquire 1,600,000 ordinary shares to certain holders that are employees and management of the Group. The exercise price of each warrant is US$89.73, which was equal to 1.3 times the fair market value of ordinary shares on date of issuance. The warrants are exercisable at any time through July 2020. The warrants are measured on a recurring basis in the consolidated statement of financial position and are Level 3 financial instruments recognized at fair value through the consolidated statement of operations. The warrants are valued using a Black-Scholes option-pricing model, which includes inputs determined from models that include the value of the Company’s ordinary shares, as determined above and additional assumptions used to estimate the fair value of the warrants in the option pricing model as follows:

	2016	2017
Expected term (years)	1.85 – 2.09	0.9 – 1.6
Risk free rate (%)	0.77 – 1.14	1.17 – 1.76
Volatility (%)	35.0 – 37.5	30.0 – 37.5
Share price (US$)	42.18 – 44.40	50.70 – 120.50

Notes to the 2017 consolidated financial statements

The table below presents the changes in the warrants liability as at December 31:

(in € millions)
At January 1, 2016	—
Issuance of warrants for cash	27
Loss recognized in profit or loss	7

At December 31, 2016	34

Issuance of warrant for cash	9
Non cash changes in profit or loss
Changes in fair value	313
Effect of changes in foreign exchange rates	(10)

At December 31, 2017	346

The warrants liability is included in derivative liabilities on the consolidated statement of financial position. The change in estimated fair value is recognized within finance costs in the consolidated statement of operations.

The sensitivity analysis below calculates the impact of increasing and decreasing expected volatility by 10% as well as the impact of increasing or decreasing the expected term by half a year. The following table shows the impact of these changes on finance costs.

	2016	2017
	(in € millions)
Actual change in fair value recognized within finance costs	7	303
Warrants fair value adjustments increase (decrease) under the following assumption changes
Volatility decreased by 10%	(4)	—
Volatility increase by 10%	4	—
Expected term decrease by 0.5 year	(7)	(4)
Expected term increase by 0.5 year	6	3

The impact on the fair value of the warrants of using reasonably possible alternative assumptions with an increase or a decrease of share price of 10% results in a range of €21 million to €43 million at December 31, 2016 and €333 million to €361 million at December 31, 2017. Expected volatility did not significantly impact the value of the warrants at December 31, 2017.

Convertible Notes

The Convertible Notes are measured on a recurring basis in the consolidated statement of financial position and are Level 3 financial instruments recognized at fair value through the consolidated statement of operations. At December 31, 2016, the fair value of the debt was determined based on consideration and weighting of two future scenarios, a Near Term Exit (where the debt is convertible into ordinary shares in the case of a qualifying event), and a Private Company Case. All components of the debt under the Near Term Exit and Private Company Case, with the exception of the share cap, which assumes a risk-free discount rate, were discounted at the implied rate on the date of issuance plus the chosen benchmark rate. The calculation under the Private Company Case, assumes the debt is repaid at maturity.

Notes to the 2017 consolidated financial statements

A binomial option pricing model was used to assess the value of the Price Cap Derivative. The key assumptions, including the weighting of the different scenarios and those used in valuing the Price Cap Derivative, were as follows:

2016
Case – Near Term Exit	70%
Case – Private Company Case	30%

2016
Risk-free rate (%)	0.6 – 0.7
Discount rate (%)	14.4 – 17.0
Benchmark interest rate (%)	9.4 – 12.0
Volatility (%)	35.0 – 42.5

At December 31, 2017, the Convertible Notes are valued at the assumed exchange to ordinary shares based on the fair value of the Company’s ordinary share price. The key assumptions to the fair value of ordinary shares has been discussed above.

The table below presents the changes in the Convertible Notes as at December 31:

(in € millions)
At January 1, 2016	—
Loan financing transaction – Convertible Notes	861
Loss recognized in profit or loss	245

At December 31, 2016	1,106
Non cash changes recognized in profit or loss
Changes in fair value	666
Effect of changes in foreign exchange rates	(142)
Issuance of shares upon exchange of Convertible Notes	(686)

At December 31, 2017	944

The change in estimated fair value is recognized within finance costs in the consolidated statement of operations.

The sensitivity analysis below calculates the impact of increasing or decreasing the expected underlying interest rate by 100 basis points at December 2016. The following table shows the impact of this change on finance costs.

2016
(in € millions)
Actual change in fair value recognized within finance costs	245
Convertible Notes fair value adjustments increase (decrease) under the following assumption changes
Discount rate decreased by 100 basis points	16
Discount rate increased by 100 basis points	(15)

Notes to the 2017 consolidated financial statements

The impact on the fair value of the Convertible Notes of using reasonably possible alternative assumptions with an increase or decrease in share price of 10% results in a range of €1,115 million to €1,101 million at December 31, 2016 and €1,038 million to €849 million at December 31, 2017.

23.	Commitments and contingencies

Obligations under leases

The Group leases certain properties under non-cancellable operating lease agreements. The lease terms are between one and seventeen years, and the majority of the lease agreements are renewable at the end of the lease period.

The future minimum lease payments under non-cancellable operating leases as at December 31 are as follows:

	2016	2017
	(in € millions)
Not later than one year	25	47
Later than one year but not more than 5 years	97	244
More than 5 years	90	478

	212	769

Total lease expenses were €14 million, €19 million, and €52 million for the years ended December 31, 2015, 2016, and 2017, respectively.

The Group also has finance leases for various items of equipment. The obligations under finance leases are secured by the lessor’s title to the leased assets. Future minimum lease payments under finance leases and hire purchase contracts, together with the present value of the net minimum lease payments, are disclosed in Note 18.

Commitments

The Group is subject to the following minimum royalty payments associated with its license agreements as at December 31.

	2016	2017
	(in € millions)
Not later than one year	26	1,060
Later than one year but not more than 5 years	14	635

	40	1,695

Contingencies

Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. These may include but are not limited to matters arising out of alleged infringement of intellectual property; alleged violations of consumer regulations; employment-related matters; and disputes arising out of supplier and other contractual relationships. As a general matter, the music and other content made available on the Group’s service are licensed to the Group by various third parties. Many of these licenses allow rights holders to audit the Group’s royalty payments, and any such audit could result in disputes over whether the Group has paid the proper royalties. If such a dispute were to occur, the Group could be required to pay additional royalties, and the amounts involved could be material. The Group expenses legal fees as incurred. The Group records a provision

Notes to the 2017 consolidated financial statements

for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Group’s operations or its financial position, liquidity, or results of operations.

Since July 2017, six lawsuits alleging unlawful reproduction and distribution of musical compositions have been filed against the Group in (i) the U.S. District Court for the Middle District of Tennessee (Bluewater Music Services Corporation v. Spotify USA Inc., No. 3:17-cv-01051; Gaudio et al. v. Spotify USA Inc., No. 3:17-cv-01052; Robertson et al. v. Spotify USA Inc., No. 3:17-cv-01616; and A4V Digital, Inc. et al. v. Spotify USA Inc., 3:17-cv-01256), (ii) in the U.S. District Court for the Southern District of Florida (Watson Music Group, LLC v. Spotify USA Inc., No. 0:17-cv-62374), and (iii) the U.S. District Court for the Central District of California (Wixen Music Publishing Inc. v. Spotify USA, Inc., 2:17-cv-09288) (alleging that Spotify has infringed the copyrights in over 10,000 musical compositions). The complaints seek an award of damages, including the maximum statutory damages allowed under U.S. copyright law of $150,000 per work infringed. The Group intends to vigorously defend the claims.

24.	Related party transactions

Key management compensation

Key management includes members of the Company’s executive committee and the board of directors. The compensation paid or payable to key management for Board and employee services includes their participation in share-based compensation arrangements. The disclosure amounts are based on the expense recognized in the consolidated statement of operations in the respective year.

	2015	2016	2017
	(in € millions)
Key management compensation
Short term employee benefits	15	4	4
Share-based payments	10	18	17
Post-employment benefits	—	1	—
Termination benefits	—	1	1

	25	24	22

As noted in Note 16, the Company issued warrants to acquire ordinary shares to certain members of key management of the Group.

On April 1, 2016, the Group issued and sold the Convertible Notes to, among others, Rivers Cross Trust, an entity wholly owned by Mr. McCarthy, the Group’s Chief Financial Officer. The original principal amount purchased by Rivers Cross Trust was approximately US$0.2 million. In January 2018, the Convertible Notes, plus accrued interest, were exchanged for ordinary shares. Refer to Note 26.

The Group recognized partner revenues from its associate in Soundtrack Your Brand Sweden AB of €1 million, €2 million, and €3 million during years ended December 31, 2015, 2016 and 2017, respectively.

Notes to the 2017 consolidated financial statements

25.	Group information

The Company’s principal subsidiaries as at December 31, 2017 are as follows:

Name	Principal activities	Proportion of voting rights and shares held (directly or indirectly)	Country of incorporation
Spotify AB	Main operating company	100%	Sweden
Spotify USA Inc.	USA operating company	100%	USA
Spotify Ltd	Sales, marketing, contract research and development, and customer support	100%	UK
Spotify Norway AS	Sales and marketing	100%	Norway
Spotify Spain S.L.	Sales and marketing	100%	Spain
Spotify GmbH	Sales and marketing	100%	Germany
Spotify France SAS	Sales and marketing	100%	France
Spotify Sweden AB	Sales and marketing	100%	Sweden
Spotify Netherlands B.V.	Sales and marketing	100%	Netherlands
Spotify Canada Inc.	Sales and marketing	100%	Canada
Spotify Australia Pty Ltd	Sales and marketing	100%	Australia
Spotify Brasil Serviços De Música LTDA	Sales and marketing	100%	Brazil
Spotify Japan K.K	Sales and marketing	100%	Japan
Spotify Singapore Pte Ltd.	Marketing	100%	Singapore

There are no restrictions on the net assets of the Group companies.

Information about associates and joint ventures

The Group holds an equity interest in Soundtrack Your Brand Sweden AB of 17.5%, this interest was diluted in February 2017 from 26.5% resulting from a financing round in which the Group did not participate. The total assets and net assets of Soundtrack Your Brand Sweden AB are not material to the Group.

The Group co-founded a joint arrangement, Symposium Stockholm AB (Symposium), in 2015. In December 2016, the Group divested its interest in Symposium to its joint arrangement partner. This did not have a material impact on the Group’s consolidated financial statements.

26.	Events after the reporting period

In January 2018, the Group entered into an exchange agreement with holders of the remaining balance of its Convertible Notes, pursuant to which the Group exchanged the remaining US$628 million of Convertible Notes, plus accrued interest of US$16 million, for an aggregate of 9,431,960 ordinary shares. Pursuant to this exchange agreement, subject to certain conditions, if the Company fails to list its ordinary shares on or prior to July 2, 2018, the Group has agreed to offer to each noteholder the option to unwind the transaction such that the Group purchases back the shares that were issued to such noteholder pursuant to the exchange and will issue such noteholder a new note that is materially identical to its note prior to the exchange.

On February 28, 2018, the Board of Directors of the Company approved a 40-to-one share split of the Company’s ordinary shares which became effective on March 14, 2018. All share and per share information included in the accompanying financial statements has been adjusted to reflect this share split.

Notes to the 2017 consolidated financial statements

On February 16, 2018, the Company issued ten beneficiary certificates per ordinary share held of record to entities beneficially owned by the Group’s founders, Daniel Ek and Martin Lorentzon, for a total of 379,201,200 beneficiary certificates. The Company’s shareholders have authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to the Company’s existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. Pursuant to our articles of association, our beneficiary certificates may be issued at a ratio of between one and 20 beneficiary certificates per ordinary share as determined by the Company’s board of directors at the time of issuance. Each beneficiary certificate entitles its holder to one vote. The beneficiary certificates carry no economic rights and are issued to provide the holders of such beneficiary certificates with additional voting rights. The beneficiary certificates, subject to certain exceptions, are non-transferable and shall be automatically canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked.

Spotify Technology S.A.

            Ordinary Shares

Prospectus

Through and including                     , 2018 (the 25th day after the listing date of our ordinary shares), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

                    , 2018

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

The registrant will indemnify its directors and officers, to the fullest possible extent permitted under Luxembourg law, from and against any liabilities arising out of or in connection with their services.

The registrant will provide directors’ and officers’ liability insurance for its directors and officers against certain liabilities, which they may incur in connection with their activities on behalf of the registrant. The registrant intends to expand their insurance coverage against such liabilities, including by providing for coverage against liabilities under the Securities Act.

However, no indemnification will be provided against any liability to the registrant’s directors or officers (i) by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties of a director or officer, (ii) with respect to any matter as to which any director or officer shall have been finally adjudicated to have acted in bad faith and not in the interest of the registrant, or (iii) in the event of a settlement, unless approved by a court or the board of directors.

Item 7. Recent Sales Of Unregistered Securities

Since January 1, 2015, we have made the following sales of unregistered securities:

Plan-Related Issuances

•	From January 1, 2015 through December 31, 2015, we granted to our officers and employees options to purchase 3,347,640 ordinary shares with per share exercise prices ranging from $25.34 to $46.50 under our 2015 employee stock option program.

•	From January 1, 2015 through December 31, 2015, we issued to our officers and employees an aggregate of 711,400 ordinary shares at per share purchase prices ranging from $1.55 to $36.20 pursuant to exercises of options granted under our various employee stock option programs.

•	From January 1, 2015 through December 31, 2015, we granted to our directors, officers and employees an aggregate of 118,440 RSUs to be settled in ordinary shares under our various RSU plans.

•	From January 1, 2015 through December 31, 2015, we issued to our directors, officers and employees an aggregate of 111,560 ordinary shares at par value pursuant to vested RSUs under our various RSU plans.

•	From January 1, 2016 through December 31, 2016, we granted to our officers and employees options to purchase 6,020,360 ordinary shares with per share exercise prices ranging from $41.20 to $44.40 under our 2016 employee stock option program.

•	From January 1, 2016 through December 31, 2016, we issued to our officers and employees an aggregate of 3,661,480 ordinary shares at per share purchase prices ranging from $1.64 to $46.50 pursuant to exercises of options granted under our various employee stock option programs.

•	From January 1, 2016 through December 31, 2016, we granted to our directors, officers and employees an aggregate of 176,080 RSUs to be settled in ordinary shares under our various RSU plans.

•	From January 1, 2016 through December 31, 2016, we issued to our directors, officers and employees an aggregate of 162,080 ordinary shares at par value pursuant to vested RSUs under our various RSU plans.

•	From January 1, 2017 through December 31, 2017, we granted to our officers and employees options to purchase 5,819,520 ordinary shares with per share exercise prices ranging from $50.70 to $90.65 under our 2017 employee stock option program.

•	From January 1, 2017 through December 31, 2017, we issued to our officers and employees an aggregate of 1,422,520 ordinary shares at per share purchase prices ranging from $1.55 to $65.50 pursuant to exercises of options granted under our various employee stock option programs.

•	From January 1, 2017 through December 31, 2017, we granted to our directors, officers and employees an aggregate of 80,920 RSUs to be settled in ordinary shares under our various RSU plans.

•	From January 1, 2017 through December 31, 2017, we issued to our directors an aggregate of 300,560 ordinary shares at par value pursuant to vested RSUs under our various RSU plans.

•	From January 1, 2018 through March 9, 2018, we issued to our officers and employees an aggregate of 1,100,600 ordinary shares at per share purchase prices ranging from $1.55 to $78.25 pursuant to exercises of options granted under our various employee stock option programs.

Acquisition-Related Issuances

•	On May 4, 2017, we issued to three individuals an aggregate of 32,480 ordinary shares in connection with our acquisition of all the outstanding shares of a company.

•	On November 16, 2017, we issued to 14 individuals and 37 entities an aggregate of 471,440 ordinary shares in connection with our acquisition of all the outstanding shares of a company.

Other Issuances

•	On April 28, 2015, June 10, 2015, June 24, 2015, and July 15, 2015, we issued to three individuals and 29 entities an aggregate of 9,484,880 ordinary shares at per share purchase prices ranging from €49.05 to €51.30 in connection with a private placement.

•	On March 24, 2016, we entered into a convertible note purchase agreement, pursuant to which, on April 1, 2016, we issued and sold to various accredited investors $1,000 million aggregate principal amount of Convertible Notes, as further described in “Part I—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Description of Convertible Notes.”

•	On December 14, 2017, pursuant to the Tencent Exchange, we issued to seven entities an aggregate of 4,800,000 ordinary shares in exchange for an aggregate of $301 million of Convertible Notes, plus accrued interest.

•	On December 15, 2017, pursuant to the Tencent Transactions, we issued to an affiliate of TME an aggregate of 8,552,440 ordinary shares in exchange for a non-controlling equity interest in TME valued at €910 million.

•	On December 27, 2017, pursuant to the December Exchange, we issued to five accredited investors in our Convertible Notes an aggregate of 1,754,960 ordinary shares in exchange for an aggregate of $110 million of Convertible Notes, plus accrued interest.

•	On January 11, 2018, we issued to an existing shareholder an aggregate of 36,920 ordinary shares for $5 million in cash pursuant to the Tencent Transactions.

•	On January 31, 2018, pursuant to the January Exchange, we issued to 34 accredited investors in our Convertible Notes an aggregate of 9,431,960 ordinary shares in exchange for an aggregate of $628 million of Convertible Notes, plus accrued interest.

•	On February 16, 2018, we issued an aggregate of 379,201,200 beneficiary certificates to entities beneficially owned by our founders, Daniel Ek and Martin Lorentzon.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

Item 8. Exhibits And Financial Statement Schedules

(a) Exhibits

The following are filed as exhibits hereto:

Exhibit No.	Description

3.1	Amended and Restated Articles of Association of Spotify Technology S.A. (English Translation), as currently in effect.

4.1	Voting Agreement among Spotify Technology S.A., MH1 LLC, and D.G.E. Investments Limited, dated February 2, 2017.

5.1**	Opinion of Arendt & Medernach SA.

8.1**	Opinion of Arendt & Medernach SA as to Luxembourg tax matters.

10.1**	Form of Terms and Conditions for Warrants 2016 in Spotify Technology S.A.

10.2**	Form of Terms and Conditions for Warrants 2017 in Spotify Technology S.A.

10.3**	Terms and Conditions Governing Employee Stock Options 2018/2023 in Spotify Technology S.A., dated January 1, 2018.

10.4**	Terms and Conditions Governing Employee Stock Options 2017/2022 in Spotify Technology S.A., dated December 2, 2016.

10.5**	Terms and Conditions Governing Employee Stock Options 2016/2021 in Spotify Technology S.A., dated January 1, 2016.

10.6**	Terms and Conditions Governing Employee Stock Options 2015/2020 in Spotify Technology S.A., dated March 1, 2015.

10.7**	Terms and Conditions Governing Employee Stock Options 2014/2019 in Spotify Technology S.A., dated March 1, 2014.

10.8**	Terms and Conditions Governing Restricted Stock Units 2018/2023 in Spotify Technology S.A., dated January 1, 2018.

10.9**	Terms and Conditions Governing Restricted Stock Units 2017/2022 in Spotify Technology S.A., dated June 1, 2017.

10.10**	Terms and Conditions Governing Restricted Stock Units 2016/2021 in Spotify Technology S.A., dated June 1, 2016.

10.11**	Terms and Conditions Governing Restricted Stock Units 2015/2020 in Spotify Technology S.A., dated June 1, 2015.

10.12**	Terms and Conditions Governing Restricted Stock Units 2014/2019 in Spotify Technology S.A., dated October 1, 2014.

Exhibit No.	Description

10.13**	Terms and Conditions Governing Director Restricted Stock Units 2018/2022 in Spotify Technology S.A., dated February 28, 2018.

10.14**	Terms and Conditions Governing Director Restricted Stock Units 2017/2021 in Spotify Technology S.A., dated June 30, 2017.

10.15**	Terms and Conditions Governing Director Restricted Stock Units 2016/2020 in Spotify Technology S.A., dated September 30, 2016.

10.16**	The Echo Nest Corporation 2007 Stock Option and Grant Plan.

10.17**	Form of Incentive Stock Option Agreement under The Echo Nest Corporation 2007 Stock Option and Grant Plan, by and between The Echo Nest Corporation and optionees.

10.18**	Form of Notice of Conversion of Echo Nest Stock Options, by and between Spotify Technology S.A. and certain employees.

10.19**	Form of Restricted Consideration Agreement, by and between Spotify Technology S.A. and restricted sellers.

10.20**	Subscription Agreement by and among Tencent Music Entertainment Group, Tencent Music Entertainment Hong Kong Limited, Spotify Technology S.A. and Spotify AB, dated as of December 8, 2017.

10.21**	Investor Agreement by and among Spotify Technology S.A., Tencent Music Entertainment Group, Tencent Music Entertainment Hong Kong Limited, Tencent Holdings Limited, Image Frame Investment (HK) Limited and with respect to certain sections only, D.G.E. Investments Limited and Rosello Company Limited, dated as of December 15, 2017.

10.22**	Exchange Agreement by and among Spotify Technology S.A. and the noteholders party thereto, dated as of December 8, 2017.

10.23**	Exchange Agreement by and among Spotify Technology S.A. and the noteholders party thereto, dated as of December 27, 2017.

10.24**	Exchange Agreement by and among Spotify Technology S.A. and the noteholders party thereto, dated as of January 29, 2018.

10.25†	Digital Distribution Agreement by and between Sony Music Entertainment and Spotify AB, effective as of April 1, 2017.

10.26†	Amendment to Digital Distribution Agreement by and between Sony Music Entertainment and Spotify AB, effective as of April 11, 2017.

10.27†	Second Amendment to Digital Distribution Agreement by and between Sony Music Entertainment and Spotify AB, effective as of April 1, 2017.

21.1**	List of Subsidiaries.

23.1**	Consents of Arendt & Medernach SA (included in Exhibit 5.1 and in Exhibit 8.1 ).

23.2	Consent of Ernst & Young AB, dated March 14, 2018.

†	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the SEC.
*	To be filed by amendment.
**	Previously filed.

(b) Financial Statement Schedules

All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 9. Undertakings

The undersigned hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on March 14, 2018.

Spotify Technology S.A.

By:	/s/ Barry McCarthy
Name:	Barry McCarthy
Title:	Chief Financial Officer

***

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Daniel Ek Daniel Ek	Chief Executive Officer, Chairman, and Director (Principal Executive Officer)	March 14, 2018

/s/ Barry McCarthy Barry McCarthy	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 14, 2018

* Martin Lorentzon	Director	March 14, 2018

* Christopher Marshall	Director	March 14, 2018

* Shishir Mehrotra	Director	March 14, 2018

* Heidi O’Neill	Director	March 14, 2018

* Ted Sarandos	Director	March 14, 2018

* Thomas Staggs	Director	March 14, 2018

* Cristina Stenbeck	Director	March 14, 2018

* Padmasree Warrior	Director	March 14, 2018

*By:	/s/ Barry McCarthy
Barry McCarthy
Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, the registrant’s duly authorized representative has signed the registration statement on Form F-1, in the City of New York, State of New York on March 14, 2018.

By:	/s/ Barry McCarthy
Name:	Barry McCarthy
Title:	Authorized Representative in the United States